     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 25, 1996


                                                       REGISTRATION NO. 333-2768
________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 4
                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                        NATIONAL PROPANE PARTNERS, L.P.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

                DELAWARE                                    5984                                   42-1453040
    (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL           (IRS EMPLOYER IDENTIFICATION NO.)
     INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)

                            ------------------------


                             SUITE 1700, IES TOWER
                              200 1ST STREET, S.E.
                         CEDAR RAPIDS, IOWA 52401-1409
                                 (319) 365-1550
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)


                            ------------------------


                              RONALD R. ROMINIECKI
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          NATIONAL PROPANE CORPORATION
                             SUITE 1700, IES TOWER
                              200 1ST STREET, S.E.
                            CEDAR RAPIDS, IOWA 52401
                                 (319) 365-1550
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)


                            ------------------------

                                   COPIES TO:

           PAUL, WEISS, RIFKIND,                      ANDREWS & KURTH L.L.P.                         LATHAM & WATKINS
             WHARTON & GARRISON                        425 LEXINGTON AVENUE                          885 THIRD AVENUE
        1285 AVENUE OF THE AMERICAS                         10TH FLOOR                              NEW YORK, NY 10022
          NEW YORK, NY 10019-6064                       NEW YORK, NY 10017                            (212) 906-1200
               (212) 373-3000                             (212) 850-2800                          ATTN: BETH R. NECKMAN
           ATTN: PAUL D. GINSBERG                    ATTN: MICHAEL ROSENWASSER

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

________________________________________________________________________________

                        NATIONAL PROPANE PARTNERS, L.P.
                             CROSS-REFERENCE SHEET
                   PURSUANT TO ITEM 501(b) OF REGULATION S-K

                     FORM S-1 ITEM NUMBER AND HEADING                                 PROSPECTUS LOCATION
- --------------------------------------------------------------------------  ---------------------------------------

  1.  Forepart  of the Registration Statement and Outside Front Cover Page
        of Prospectus.....................................................  Outside Front Cover Page
  2.  Inside Front and Outside Back Cover Pages of Prospectus.............  Inside Front and Outside Back Cover
                                                                              Pages
  3.  Summary Information, Risk  Factors and  Ratio of  Earnings to  Fixed
        Charges...........................................................  Prospectus Summary; Risk Factors
  4.  Use of Proceeds.....................................................  Prospectus Summary; Use of Proceeds
  5.  Determination of Offering Price.....................................  Underwriting
  6.  Dilution............................................................  Dilution
  7.  Selling Security Holders............................................  *
  8.  Plan of Distribution................................................  Outside Front Cover Page; Underwriting
  9.  Description of Securities to be Registered..........................  Prospectus Summary; Risk Factors; Cash
                                                                              Distribution Policy; Description of
                                                                              the Common Units; The Partnership
                                                                              Agreement; Tax Considerations
 10.  Interest of Named Experts and Counsel...............................  Legal Matters
 11.  Information with Respect to the Registrant..........................  Outside Front Cover Page; Prospectus
                                                                              Summary; Risk Factors; The
                                                                              Transactions; Capitalization;
                                                                              Selected Historical and Pro Forma
                                                                              Consolidated Financial and Operating
                                                                              Data; Management's Discussion and
                                                                              Analysis of Financial Condition and
                                                                              Results of Operations; Business and
                                                                              Properties; Management; Security
                                                                              Ownership of Certain Beneficial
                                                                              Owners and Management; Certain
                                                                              Relationships and Related
                                                                              Transactions; Financial Statements
 12.  Disclosure  of Commission Position on Indemnification for Securities
        Act Liabilities...................................................  *

- ------------

*  Not applicable.

                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED JUNE 25, 1996


PROSPECTUS
                             6,190,476 COMMON UNITS
                        NATIONAL PROPANE PARTNERS, L.P.
                     REPRESENTING LIMITED PARTNER INTERESTS
                            ------------------------

     The Common Units ('Common Units') offered hereby (the 'Offering') represent limited partner interests in National Propane Partners, L.P., a Delaware limited partnership (the 'Partnership'). The Partnership was recently formed to acquire, own and operate the propane business and assets of its managing general partner, National Propane Corporation ('National Propane' or the 'Managing General Partner'), which the Partnership believes is the fifth largest retail marketer of propane in the United States. National Propane is an indirect wholly-owned subsidiary of Triarc Companies, Inc. ('Triarc').

     The Partnership will distribute to its partners, on a quarterly basis, all of its Available Cash, which is generally all cash on hand at the end of a quarter, as adjusted for reserves. The Managing General Partner has broad discretion in making cash disbursements and establishing reserves. The Partnership intends, to the extent there is sufficient Available Cash, to distribute to each holder of Common Units at least $0.525 per Common Unit per quarter (the 'Minimum Quarterly Distribution') or $2.10 per Common Unit on an annualized basis.
                            ------------------------

     LIMITED PARTNER INTERESTS ARE INHERENTLY DIFFERENT FROM CAPITAL STOCK OF A CORPORATION. PURCHASERS OF COMMON UNITS SHOULD CONSIDER EACH OF THE FACTORS DESCRIBED UNDER 'RISK FACTORS,' STARTING ON PAGE 35, IN EVALUATING AN INVESTMENT IN THE PARTNERSHIP, INCLUDING BUT NOT LIMITED TO, THE FOLLOWING:

 CASH DISTRIBUTIONS ARE NOT GUARANTEED, WILL DEPEND ON FUTURE PARTNERSHIP OPERATING PERFORMANCE AND WILL BE AFFECTED BY THE FUNDING OF RESERVES, OPERATING AND CAPITAL EXPENDITURES AND OTHER MATTERS WITHIN THE DISCRETION OF THE MANAGING GENERAL PARTNER, AS WELL AS REQUIRED INTEREST AND PRINCIPAL PAYMENTS ON THE PARTNERSHIP'S DEBT. PRO FORMA AVAILABLE CASH FROM OPERATING SURPLUS (AS DEFINED IN THE GLOSSARY) GENERATED DURING 1994 AND 1995 WOULD HAVE BEEN SUFFICIENT TO COVER THE MINIMUM QUARTERLY DISTRIBUTION ON ALL OF THE OUTSTANDING COMMON UNITS AND THE RELATED DISTRIBUTION ON THE GENERAL PARTNER INTERESTS (AS DEFINED IN THE GLOSSARY), BUT WOULD HAVE BEEN INSUFFICIENT BY APPROXIMATELY $0.8 MILLION AND $5.9 MILLION TO COVER THE MINIMUM QUARTERLY DISTRIBUTION ON THE SUBORDINATED UNITS (AS DEFINED IN THE GLOSSARY) AND THE RELATED DISTRIBUTION ON THE GENERAL PARTNER INTERESTS IN 1994 AND 1995, RESPECTIVELY.

                                                     (cover continued on page 3)
                            ------------------------
     Prior to the Offering there has been no public market for the Common Units. It is currently anticipated that the initial public offering price per Common Unit will be between $20.50 and $21.50. See 'Underwriting' for a discussion of the factors considered in determining the initial public offering price.

     The Common Units have been approved for listing on the New York Stock Exchange under the symbol 'NPL' upon notice of issuance.
                            ------------------------

THESE SECURITIES HAVE  NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES  AND
   EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION,  NOR  HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES  COMMISSION
       PASSED  UPON  THE ACCURACY  OR  ADEQUACY OF  THIS  PROSPECTUS. ANY
                 REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                       PRICE TO              UNDERWRITING DISCOUNTS             PROCEEDS TO
                                                        PUBLIC                 AND COMMISSIONS(1)             PARTNERSHIP(2)
Per Common Unit.............................  $                            $                            $
Total(3)....................................  $                            $                            $

(1) The Partnership has agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933. See 'Underwriting.'

(2) Before   deducting  expenses   payable  by  the   Partnership  estimated  at
    $          .

(3) The Partnership has granted the several Underwriters a 30-day option to purchase up to an additional 928,571 Common Units to cover over-allotments. If all such Common Units are purchased, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Partnership will be
    $      , $      and $      , respectively. See 'Underwriting.'
                            ------------------------

     The Common Units are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Common Units will be made in New York, New York on or about
              , 1996.
                            ------------------------
MERRILL LYNCH & CO.

              DONALDSON, LUFKIN & JENRETTE
                 SECURITIES  CORPORATION

                        JANNEY MONTGOMERY SCOTT INC.

                                   RAUSCHER PIERCE REFSNES, INC.

                                            THE ROBINSON-HUMPHREY COMPANY, INC.
                            ------------------------

                The date of this Prospectus is           , 1996.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                               [ARTWORK TO COME]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON UNITS AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

(cover continued from page 1)

 APPROXIMATELY $5.5 MILLION OF THE PARTNERSHIP'S ANNUAL CASH RECEIPTS WILL BE INTEREST PAYMENTS FROM TRIARC UNDER A $40.7 MILLION LOAN TO TRIARC (THE 'PARTNERSHIP LOAN'). ON A PRO FORMA BASIS, SUCH AMOUNT REPRESENTS APPROXIMATELY 31% OF THE PARTNERSHIP'S AVAILABLE CASH FROM OPERATING SURPLUS IN 1995. CONSEQUENTLY, TRIARC'S FAILURE TO MAKE INTEREST OR PRINCIPAL PAYMENTS ON THE PARTNERSHIP LOAN WOULD ADVERSELY AFFECT THE ABILITY OF THE PARTNERSHIP TO MAKE THE MINIMUM QUARTERLY DISTRIBUTION TO ALL UNITHOLDERS. THE PARTNERSHIP LOAN IS RECOURSE TO TRIARC AND IS SECURED BY A PLEDGE BY TRIARC OF ALL OF THE SHARES OF CAPITAL STOCK OF THE MANAGING GENERAL PARTNER OWNED BY TRIARC (APPROXIMATELY 75.7% OF THE MANAGING GENERAL PARTNER'S OUTSTANDING CAPITAL STOCK AS OF THE DATE OF THIS PROSPECTUS). SEE 'CASH DISTRIBUTION POLICY -- PARTNERSHIP LOAN' AND 'CERTAIN INFORMATION REGARDING TRIARC.'

 THE PARTNERSHIP'S PRO FORMA TOTAL INDEBTEDNESS AS A PERCENTAGE OF ITS TOTAL CAPITALIZATION WOULD HAVE BEEN APPROXIMATELY 79.4% AT MARCH 31, 1996. AS A RESULT, THE PARTNERSHIP WILL HAVE INDEBTEDNESS THAT IS SUBSTANTIAL IN RELATION TO ITS PARTNERS' CAPITAL. FURTHERMORE, THE MANAGING GENERAL PARTNER MAY CAUSE THE PARTNERSHIP TO INCUR ADDITIONAL INDEBTEDNESS, INCLUDING BORROWINGS THAT HAVE THE PURPOSE OR EFFECT OF ENABLING THE MANAGING GENERAL PARTNER TO RECEIVE DISTRIBUTIONS OR HASTENING THE CONVERSION OF SUBORDINATED UNITS INTO COMMON UNITS.

 THE $125 MILLION FIRST MORTGAGE NOTES (AS DEFINED BELOW) AND THE $55 MILLION BANK CREDIT FACILITY (AS DEFINED BELOW) WILL BE SECURED BY A LIEN ON
 SUBSTANTIALLY  ALL  OF  THE ASSETS  OF  THE OPERATING  PARTNERSHIP  (AS DEFINED
 BELOW). IN  THE CASE  OF  A CONTINUING  DEFAULT  BY THE  OPERATING  PARTNERSHIP
 THEREUNDER, THE LENDERS WOULD HAVE THE RIGHT TO FORECLOSE ON THE OPERATING PARTNERSHIP'S ASSETS, WHICH WOULD HAVE A MATERIAL ADVERSE EFFECT ON THE PARTNERSHIP.

 FUTURE PARTNERSHIP PERFORMANCE WILL DEPEND UPON THE SUCCESS OF THE PARTNERSHIP IN MAXIMIZING PROFITS FROM PROPANE SALES. PROPANE SALES ARE AFFECTED BY, AMONG OTHER THINGS, WEATHER PATTERNS, PRODUCT PRICES AND COMPETITION, INCLUDING COMPETITION FROM OTHER ENERGY SOURCES.

 HOLDERS OF COMMON UNITS WILL HAVE ONLY LIMITED VOTING RIGHTS AND THE MANAGING GENERAL PARTNER WILL MANAGE AND CONTROL THE PARTNERSHIP. SUBJECT TO CERTAIN CONDITIONS, THE MANAGING GENERAL PARTNER MAY BE REMOVED ONLY UPON THE APPROVAL OF THE HOLDERS OF AT LEAST 66-2/3% OF THE OUTSTANDING UNITS (INCLUDING THOSE UNITS HELD BY THE MANAGING GENERAL PARTNER AND ITS AFFILIATES). IF THE MANAGING GENERAL PARTNER IS REMOVED OTHER THAN FOR CAUSE, THE SUBORDINATION PERIOD (AS DEFINED IN THE GLOSSARY) WILL END, ALL ARREARAGES ON THE COMMON UNITS WILL TERMINATE AND ANY OUTSTANDING SUBORDINATED UNITS WILL CONVERT INTO COMMON UNITS AND THE GENERAL PARTNERS (AS DEFINED IN THE GLOSSARY) WILL HAVE THE RIGHT TO CONVERT THE GENERAL PARTNER INTERESTS INTO COMMON UNITS OR TO RECEIVE IN EXCHANGE FOR SUCH INTERESTS, A CASH PAYMENT EQUAL TO THE FAIR MARKET VALUE OF SUCH INTERESTS.


 THE TAX CONSEQUENCES OF AN INVESTMENT IN THE PARTNERSHIP ARE COMPLEX. IT IS ANTICIPATED THAT THROUGH 2000, A UNITHOLDER WILL RECEIVE SUBSTANTIAL DISTRIBUTIONS THAT WILL REDUCE SUCH HOLDER'S TAX BASIS, WITH THE RESULT THAT SUCH HOLDER MAY RECOGNIZE SUBSTANTIAL GAIN AND A RELATED INCOME TAX LIABILITY UPON A SUBSEQUENT SALE OF SUCH HOLDER'S UNITS.


 PURCHASERS OF COMMON UNITS IN THE OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN NET TANGIBLE BOOK VALUE OF $19.83 PER COMMON UNIT FROM THE INITIAL PUBLIC OFFERING PRICE, THE MANAGING GENERAL PARTNER WILL EXPERIENCE AN INCREASE IN NET TANGIBLE BOOK VALUE OF $22.27 PER UNIT AND EACH COMMON UNIT WILL HAVE A PRO FORMA NET TANGIBLE BOOK VALUE OF $1.17 (ASSUMING AN INITIAL PUBLIC OFFERING PRICE OF $21.00 PER COMMON UNIT).

 CONFLICTS OF INTEREST MAY ARISE BETWEEN THE MANAGING GENERAL PARTNER AND ITS AFFILIATES, ON THE ONE HAND, AND THE PARTNERSHIP AND THE HOLDERS OF COMMON UNITS, ON THE OTHER. THE PARTNERSHIP AGREEMENT CONTAINS PROVISIONS THAT ALLOW THE MANAGING GENERAL PARTNER TO TAKE INTO ACCOUNT THE INTERESTS OF PARTIES IN ADDITION TO THE PARTNERSHIP IN RESOLVING CONFLICTS OF INTEREST, THEREBY LIMITING THE MANAGING GENERAL PARTNER'S FIDUCIARY DUTY TO THE UNITHOLDERS, AS WELL AS PROVISIONS THAT MAY RESTRICT THE REMEDIES AVAILABLE TO UNITHOLDERS FOR ACTIONS THAT MIGHT, WITHOUT SUCH LIMITATIONS, CONSTITUTE BREACHES OF FIDUCIARY DUTY. HOLDERS OF COMMON UNITS ARE DEEMED TO HAVE CONSENTED TO CERTAIN ACTIONS AND CONFLICTS OF INTEREST THAT MIGHT OTHERWISE BE DEEMED A BREACH OF FIDUCIARY OR OTHER DUTIES UNDER APPLICABLE STATE LAW. THE VALIDITY AND ENFORCEABILITY OF THESE TYPES OF PROVISIONS UNDER DELAWARE LAW ARE UNCERTAIN.

 PRIOR TO MAKING ANY DISTRIBUTION ON THE COMMON UNITS, THE PARTNERSHIP WILL REIMBURSE THE MANAGING GENERAL PARTNER AND ITS AFFILIATES (INCLUDING TRIARC) AT COST FOR ALL EXPENSES INCURRED ON BEHALF OF THE PARTNERSHIP. ON A PRO FORMA BASIS, APPROXIMATELY $56.8 MILLION OF EXPENSES WOULD HAVE BEEN REIMBURSED BY THE PARTNERSHIP TO THE MANAGING GENERAL PARTNER IN 1995. AFFILIATES OF THE MANAGING GENERAL PARTNER (INCLUDING TRIARC) MAY PROVIDE CERTAIN ADMINISTRATIVE SERVICES FOR THE MANAGING GENERAL PARTNER ON BEHALF OF THE PARTNERSHIP AND WILL BE REIMBURSED FOR ALL EXPENSES INCURRED IN CONNECTION THEREWITH. IN ADDITION, THE MANAGING GENERAL PARTNER AND ITS AFFILIATES MAY PROVIDE ADDITIONAL SERVICES TO THE PARTNERSHIP, FOR WHICH THE PARTNERSHIP WILL BE CHARGED REASONABLE FEES AS DETERMINED BY THE MANAGING GENERAL PARTNER.

     The Common Units offered in the Offering will represent an aggregate 55.4% limited partner interest in the Partnership and National Propane, L.P., the Partnership's subsidiary operating partnership (the 'Operating Partnership'), on a combined basis (58.8% if the Underwriters' over-allotment option is exercised in full). The General Partners will own General Partner Interests representing an aggregate 4% unsubordinated general partner interest in the Partnership and the Operating Partnership on a combined basis. In addition, the Managing General Partner will own 4,533,638 Subordinated Units representing an aggregate 40.6% subordinated general partner interest in the Partnership and the Operating Partnership on a combined basis (37.5% if the Underwriters' over-allotment option is exercised in full). All references in this Prospectus to the General Partner Interests or to distributions of 4% of Available Cash constitute references to the amount of the General Partners' combined percentage interest in the Partnership and the Operating Partnership exclusive of any rights as holder of Common Units or Subordinated Units or rights to receive Incentive Distributions (as defined in the Glossary). Upon expiration of the Subordination Period, Subordinated Units will convert automatically into Common Units on a one-for-one basis, and will thereafter participate pro rata with the other Common Units in distributions of Available Cash, thereby increasing the amount of Available Cash required to make the Minimum Quarterly Distribution on the Common Units. Under certain circumstances, up to 50% of the Subordinated Units may convert into Common Units prior to the expiration of the Subordination Period. All 4,533,638 Subordinated Units held by the Managing General Partner and its Affiliates (as defined in the Glossary) are general partner interests in the Partnership (although the Managing General Partner and its Affiliates may, at their election, convert such Subordinated Units into limited partner interests at any time) and all Common Units issued in the Offering or issued upon the conversion of the Subordinated Units are limited partner interests. The Common Units and the Subordinated Units are collectively referred to herein as the 'Units.' Holders of the Common Units and the Subordinated Units are collectively referred to herein as 'Unitholders.'

     To enhance the ability of the Partnership to distribute the Minimum Quarterly Distribution on the Common Units during the Subordination Period, which will generally extend at least through June 30, 2001, each holder of Common Units will be entitled to receive the Minimum Quarterly Distribution plus any arrearages thereon ('Common Unit Arrearages') before any distributions are made on the outstanding Subordinated Units.


     The sale of the Common Units offered in the Offering is subject to, among other things, the concurrent completion of a private placement by the Managing General Partner of $125 million aggregate principal amount of 8.54% First Mortgage Notes due 2010 (the 'First Mortgage Notes'). The Operating Partnership will assume the Managing General Partner's obligations under the First Mortgage Notes in connection with the conveyance by the General Partners of substantially all of their assets (which assets will not include an existing intercompany note from Triarc, approximately $59.3 million of the net proceeds from the issuance of the First Mortgage Notes and certain other assets of the General Partners) to the Operating Partnership. The First Mortgage Notes will be secured by a mortgage on substantially all of the assets of the Operating Partnership. See 'The Transactions' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Indebtedness.'


     The Partnership will furnish or make available to record holders of Common Units (i) within 120 days after the close of each fiscal year of the Partnership, an annual report containing audited financial statements and a report thereon by its independent public accountants, and (ii) within 90 days after the close of each fiscal quarter (other than the fourth quarter), a quarterly report containing unaudited summary financial information. The Partnership will also furnish each Unitholder with tax information within 90 days after the close of each calendar year.

                               TABLE OF CONTENTS


PROSPECTUS SUMMARY........................................     6
    National Propane Partners, L.P........................     6
    Summary Historical and Pro Forma Consolidated
      Financial and Operating Data........................    23
    The Offering..........................................    26
    Summary of Tax Considerations.........................    32
RISK FACTORS..............................................    35
    Risks Inherent in the Partnership's Business..........    35
    Risks Inherent in an Investment in the Partnership....    37
    Conflicts of Interest and Fiduciary Responsibility....    44
    Tax Risks.............................................    46
THE TRANSACTIONS..........................................    50
USE OF PROCEEDS...........................................    51
CAPITALIZATION............................................    52
DILUTION..................................................    53
CASH DISTRIBUTION POLICY..................................    54
    General...............................................    54
    Quarterly Distributions of Available Cash.............    55
    Distributions from Operating Surplus during
      Subordination Period................................    55
    Distributions from Operating Surplus after
      Subordination Period................................    57
    Incentive Distributions -- Hypothetical Annualized
      Yield...............................................    57
    Distributions from Capital Surplus....................    58
    Adjustment of Minimum Quarterly Distribution and
      Target Distribution Levels..........................    59
    Distributions of Cash Upon Liquidation................    59
    Cash Available for Distribution.......................    61
    Partnership Loan......................................    63
CERTAIN INFORMATION REGARDING TRIARC......................    66
SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL
  AND OPERATING DATA......................................    73
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.....................    75
    General...............................................    75
    Results of Operations.................................    76
    Liquidity and Capital Resources.......................    79
    Initial Public Offering of Common Units and Other
      Transactions........................................    81
    Contingencies.........................................    82
    Description of Indebtedness...........................    83
    Effects of Inflation..................................    86
    Recently Issued Accounting Pronouncements.............    86
BUSINESS AND PROPERTIES...................................    87
    General...............................................    87
    Operating Strategy....................................    88
    Strategies for Growth.................................    89
    Industry Background...................................    90
    Products, Services and Marketing......................    91
    Propane Supply and Storage............................    93
    Pricing Policy........................................    94
    Competition...........................................    95
    Properties............................................    95
    Trademarks and Tradenames.............................    97
    Government Regulation.................................    97
    Employees.............................................    98
    Litigation and Contingent Liabilities.................    98
    Transfer of the Partnership Assets....................    99
MANAGEMENT................................................   101
    Partnership Management................................   101
    Directors and Executive Officers of the Managing
      General Partner.....................................   102
    Reimbursement of Expenses of the Managing General
      Partner.............................................   103
    Executive Compensation................................   103
    Cash Incentive Plans..................................   105
    Triarc's 1993 Equity Participation Plan...............   106
    Unit Option Plan......................................   107
    Compensation of Directors.............................   109
    Employment Arrangements with Executive Officers.......   109
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT..............................................   111
    Ownership of Triarc Common Stock by the Directors and
      Executive Officers of the Managing General
      Partner.............................................   111
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS............   112
    Rights of the General Partners........................   112
    Transactions Involving Triarc and its Affiliates......   112
    Partnership Note......................................   113
CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITY........   113
    Conflicts of Interest.................................   113
    Fiduciary Duties of the General Partners..............   117
DESCRIPTION OF THE COMMON UNITS...........................   119
    The Units.............................................   119
    Transfer Agent and Registrar..........................   119
    Transfer of Common Units..............................   119
THE PARTNERSHIP AGREEMENT.................................   121
    Organization..........................................   121
    Special General Partner...............................   121
    Purpose...............................................   122
    Capital Contributions.................................   122
    Power of Attorney.....................................   122
    Limited Liability.....................................   122
    Issuance of Additional Securities.....................   123
    Amendment of Partnership Agreement....................   124
    Merger, Sale or Other Disposition of Assets...........   126
    Termination and Dissolution...........................   126
    Liquidation and Distribution of Proceeds..............   126
    Withdrawal or Removal of the General Partners.........   126
    Transfer of General Partners' Interests and Right to
      Receive Incentive Distributions and Conversion of
      Units held by the Managing General Partner into
      Limited Partner Interests...........................   128
    Limited Call Right....................................   128
    Meetings; Voting......................................   129
    Status as Limited Partner or Assignee.................   130
    Non-citizen Assignees; Redemption.....................   130
    Indemnification.......................................   130
    Books and Reports.....................................   131
    Right to Inspect Partnership Books and Records........   131
    Reimbursement for Services............................   131
    Change of Management Provisions.......................   132
    Registration Rights...................................   132
UNITS ELIGIBLE FOR FUTURE SALE............................   132
TAX CONSIDERATIONS........................................   133
    Legal Opinions and Advice.............................   134
    Tax Rates and Changes in Federal Income Tax Laws......   135
    Partnership Status....................................   135
    Limited Partner Status................................   137
    Tax Consequences of Unit Ownership....................   137
    Allocation of Partnership Income, Gain, Loss, and
      Deduction...........................................   139
    Tax Treatment of Operations...........................   140
    Disposition of Common Units...........................   143
    Uniformity of Units...................................   145
    Administrative Matters................................   146
    State, Local and Other Tax Considerations.............   149
INVESTMENT IN THE PARTNERSHIP BY EMPLOYEE BENEFIT PLANS...   150
UNDERWRITING..............................................   151
LEGAL MATTERS.............................................   152
EXPERTS...................................................   152
ADDITIONAL INFORMATION....................................   152
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS................   F-1
Appendix A -- Form of Amended and Restated Agreement of
  Limited Partnership of National Propane Partners,
  L.P.....................................................   A-1
Appendix B -- Form of Application for Transfer of Common
  Units...................................................   B-1
Appendix C -- Glossary of Certain Terms...................   C-1

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and historical and pro forma financial data appearing elsewhere in this Prospectus and should be read only in conjunction with the entire
Prospectus. Unless otherwise specified, the information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. Except as the context otherwise requires, references to or descriptions of operations of the Partnership include the operations of the Operating Partnership and any other subsidiary operating partnership or corporation and the operations of the Partnership's predecessor, National Propane. For ease of reference, a glossary of certain terms used in this Prospectus is included as Appendix C to this Prospectus. Capitalized terms not otherwise defined herein have the meanings given in the glossary.

                        NATIONAL PROPANE PARTNERS, L.P.

     The Partnership, a Delaware limited partnership recently formed to acquire, own and operate the business and assets of National Propane, is engaged primarily in (i) the retail marketing of propane to residential, commercial and industrial, and agricultural customers and to dealers (located primarily in the Northeast) that resell propane to residential and commercial customers and (ii) the retail marketing of propane-related supplies and equipment, including home and commercial appliances. The Partnership believes it is the fifth largest retail marketer of propane in terms of volume in the United States, supplying approximately 250,000 active retail and wholesale customers in 24 states through its 165 service centers located in 23 states. The Partnership's operations are concentrated in the Midwest, Northeast, Southeast and Southwest regions of the United States. The retail propane sales volume of the Partnership was approximately 150 million gallons in 1995. In 1995, approximately 48.6% of the Partnership's retail sales volume was to residential customers, 34.2% was to commercial and industrial customers, 6.3% was to agricultural customers, and 10.9% was to dealers. Sales to residential customers in 1995 accounted for approximately 64% of the Partnership's gross profit on propane sales, reflecting the higher margin nature of this segment of the market. Approximately 90% of the tanks used by the Partnership's retail customers are owned by the Partnership.

     National Propane was incorporated in 1953 under the name Conservative Gas Corporation. In April 1993, there was a change of control of the parent of the Partnership (the 'Acquisition'). Since the Acquisition, the Partnership's new management team, headed by Ronald D. Paliughi, who became President and Chief Executive Officer of National Propane in April 1993, has implemented an operating plan designed to make the Partnership more efficient, profitable and competitive.

     Since the Acquisition, the Partnership's management has: (i) consolidated nine separately branded businesses into a single company with a new, national brand and logo; (ii) consolidated eight regional offices into one national headquarters; (iii) installed the Partnership's first system-wide data processing system; (iv) implemented system-wide pricing, marketing and purchasing strategies, thereby reducing the cost duplication and purchasing and pricing inefficiencies associated with the Partnership's formerly decentralized structure; and (v) centralized and standardized accounting, administrative and other corporate services. As a result of these initiatives, the Partnership has become more efficient and competitive, and believes it is now positioned to capitalize on opportunities for business growth, both internally and through acquisitions.

     Although management has focused primarily on implementing the new operating plan, the Partnership has acquired five propane businesses since November 1993, resulting in an increase in volume sales of approximately 13.4 million gallons annually. Four of these acquired businesses operate in the Midwest and one operates in the Southwest.

     The Partnership believes that its competitive strengths include: (i) gross profit and operating margins that it believes to be among the highest of the major retail propane companies whose financial statements are publicly available; (ii) the concentration of its operations in colder regions (such as the upper Midwest and Northeast), high margin regions (such as the Northeast and Florida), and regions experiencing population growth (such as Florida and the Southwest); (iii) an experienced management team; (iv) a well-trained and motivated work force; and (v) an effective pricing management system. However, the propane industry is highly competitive and includes a number of large national firms that may have greater financial or other resources or lower operating costs than the Partnership.

BUSINESS STRATEGY

     The Partnership's business strategy is to (i) increase its efficiency, profitability and competitiveness by building on the efforts it has already undertaken to improve pricing management, marketing and purchasing and to further consolidate its operations and (ii) increase its market share through strategic acquisitions and internal growth.

     Key elements of this strategy include (i) continuing with the implementation of centralized price monitoring, (ii) strengthening its image as a reliable, full service, nationwide propane supplier, (iii) further improving its propane purchasing and storage, thereby making more efficient use of its system-wide storage capacity and (iv) further consolidating its operations, where appropriate. In addition, because the retail propane industry is mature and overall demand for propane is expected to involve little growth for the foreseeable future, acquisitions are expected to be an important element of the Partnership's business strategy. The Partnership intends to take two approaches to acquisitions: (i) primarily to build on its broad geographic base by acquiring smaller, independent competitors that operate within the Partnership's existing geographic areas and incorporating them into the Partnership's distribution network and (ii) to acquire propane businesses in areas in the United States outside of its current geographic base where it believes there is growth potential and where an attractive return on its investment can be achieved. The Partnership recently entered into a letter of intent to acquire a propane business for $0.8 million; however, consummation of this transaction is subject to customary closing conditions and completion of definitive documentation, and no assurance can be given that this acquisition will be completed. Although the Partnership expects to continue to evaluate a number of propane distribution companies, including regional and national firms, as part of its ongoing acquisition program, except as described in the preceding sentence, the Partnership does not have any present agreements or commitments with respect to any acquisition. There can be no assurance that the Partnership will identify attractive acquisition candidates in the future, will be able to acquire such candidates on acceptable terms, or will be able to finance such acquisitions. If the Partnership is able to make acquisitions, there can be no assurance that such acquisitions will not dilute earnings and distributions or that any additional debt incurred to finance such acquisitions will not adversely affect the ability of the Partnership to make distributions to Unitholders. In addition, to the extent that warm weather adversely affects the Partnership's operating and financial results, the Partnership's access to capital and its acquisition activities may be limited. The Managing General Partner has broad discretion in making acquisitions and it is expected that the Managing General Partner generally will not seek Unitholder approval of acquisitions.

     In order to facilitate the Partnership's acquisition strategy, concurrently with the closing of the Offering, the Operating Partnership will enter into a $55 million bank credit facility (the 'Bank Credit Facility'), including a $40 million facility to be used for acquisitions and improvements (the 'Acquisition Facility'). See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Indebtedness.' The Partnership will also have the ability to fund acquisitions through the issuance of additional partnership interests. See 'The Partnership Agreement -- Issuance of Additional Securities.'

     In addition to pursuing expansion through acquisitions, the Partnership intends to pursue internal growth at its existing service centers and to expand its business by opening new service centers. The Partnership believes that it can attract new customers and expand its market base by providing superior service, introducing innovative marketing programs and focusing on population growth areas.

GENERAL

     The Partnership is engaged  primarily in the  domestic retail marketing  of
propane   and  propane-related  supplies  and   equipment,  including  home  and
commercial appliances.

     Propane, a by-product of natural gas processing and petroleum refining is a clean-burning energy source recognized for its transportability and ease of use relative to alternative forms of stand-alone energy. The Partnership's retail customers fall into four broad categories: residential customers, commercial and industrial customers, agricultural customers and dealers (located primarily in the Northeast) that resell propane to residential and commercial customers. Residential customers use propane primarily for space heating, water heating, cooking and clothes drying. Commercial and industrial customers use propane for commercial applications such as cooking and clothes drying and industrial uses such as fueling over-the-road vehicles, forklifts and stationary engines, firing furnaces, as a cutting gas and in other process applications. Agricultural customers use propane for tobacco curing, crop drying, poultry brooding and weed control.

     Propane competes primarily with natural gas, electricity and fuel oil as an energy source, principally on the basis of price, availability and portability. Propane serves as an alternative to natural gas in rural and suburban areas where natural gas is unavailable or portability of product is required. Propane is generally more expensive than natural gas on an equivalent BTU basis in locations served by natural gas, although propane is sold in such areas as a standby fuel for use during peak demand periods and during interruptions in natural gas service. Propane is generally less expensive to use than electricity for space heating, water heating, clothes drying and cooking. Although propane is similar to fuel oil in certain applications and market demand, propane and fuel oil compete to a lesser extent primarily because of the cost of converting from one to the other.

     The Partnership  distributes  propane  through  a  nationwide  distribution network integrating 165 service centers in 23 states. The Partnership's operations are located primarily in the Midwest, Northeast, Southeast and Southwest regions of the United States. No single customer accounted for 10% or more of the Partnership's revenues in 1995. Historically, approximately 66% of the Partnership's retail propane volume has been sold during the six-month period from October through March, as many customers use propane for heating. Consequently, sales, gross profits and cash flows from operations are concentrated in the Partnership's first and fourth fiscal quarters. In 1995, on a pro forma basis, the Partnership would have had net income of approximately $10.9 million, and on an historical basis, had a net loss of approximately $0.6 million. For information regarding pro forma adjustments to the Partnership's historical operating data, see 'Selected Historical and Pro Forma Consolidated Financial and Operating Data' and the pro forma consolidated financial statements and notes thereto included elsewhere in this Prospectus.

     The Partnership also sells, leases and services equipment related to its propane distribution business. In the residential market, the Partnership sells household appliances such as cooking ranges, water heaters, space heaters, central furnaces and clothes dryers, as well as less traditional products such as barbecue equipment and gas logs.


     In addition to its 165 service centers, the Partnership owns underground storage facilities in Hutchinson, Kansas and Loco Hills, New Mexico, leases above ground storage facilities in Crandon, Wisconsin and Orlando, Florida and owns or leases smaller storage facilities in other locations throughout the United States. As of May 31, 1996, the Partnership's total storage capacity was approximately 33 million gallons (including approximately one million gallons of storage capacity currently leased to third parties). As of May 31, 1996, the Partnership had a fleet of 7 transport truck tractors and approximately 410 bulk delivery trucks, 400 service and light trucks and 150 cylinder delivery vehicles.



     The principal executive office of the Partnership is located at Suite 1700, IES Tower, 200 1st Street, S.E., Cedar Rapids, Iowa 52401-1409 and its telephone number is (319) 365-1550.


RISK FACTORS

     Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which the Partnership will be subject are similar to those that would be faced by a corporation engaged in a similar business. Prospective purchasers of the Common Units should consider the following risk factors in evaluating an investment in the Common
Units:

RISKS INHERENT IN THE PARTNERSHIP'S BUSINESS

      Weather conditions, which can vary substantially from year to year, have a significant impact on the demand for propane for both heating and agricultural purposes. Many customers of the Partnership rely heavily on propane as a heating fuel. Accordingly, the volume of propane sold is at its highest during the six-month peak heating season of October through March and is directly affected by the severity of the winter weather. Historically, approximately 66% of the Partnership's retail propane volume has been sold during this peak heating season. Actual weather conditions, therefore, may significantly affect the Partnership's financial performance. Furthermore, despite the fact that overall weather conditions may be normal, variations in weather in one or more regions in which the Partnership operates can significantly affect the total volume of propane sold by the Partnership and, consequently, the Partnership's results of operations.

      Propane is a commodity, the market price of which is often subject to volatile changes in response to changes in supply or other market conditions. Because rapid increases in the wholesale cost of propane may not be immediately passed on to customers, such increases could reduce gross profits. Except for occasional opportunistic buying and storage of propane during periods of low demand, the Partnership has not engaged in any significant hedging activities with respect to its propane supply requirements, although it may do so in the future.

      The domestic retail propane business is highly competitive, and some of the Partnership's competitors may be larger or have greater financial and other resources or lower operating costs than the Partnership. In addition, propane is sold in competition with other sources of energy, some of which are less costly for equivalent energy values.

      The domestic retail propane industry is mature, and the Partnership foresees only limited growth in total demand for the product. The Partnership expects the overall demand for propane to remain relatively constant over the next several years, with year-to-year industry volumes being affected primarily by weather patterns. Therefore, the growth of the Partnership's propane business depends in large part on its ability to acquire other retail distributors. There can be no assurance that the Partnership will identify attractive acquisition candidates in the future, will be able to acquire such candidates on acceptable terms or will be able to finance such acquisitions. If the Partnership is able to make acquisitions, there can be no assurance that such acquisitions will not dilute earnings and distributions or that any additional debt incurred to finance such acquisitions will not adversely affect the ability of the Partnership to make distributions to Unitholders.

      The Partnership's operations are subject to the operating hazards and risks normally associated with handling, storing and delivering combustible liquids such as propane. As a result, the Partnership has been, and will likely continue to be, a defendant in various legal proceedings and litigation arising in the ordinary course of business. In addition, the Partnership will assume certain contingent liabilities of National Propane, including certain potential environmental remediation costs at properties currently owned by National Propane. Although the Partnership intends to self insure (as National Propane currently does) and maintain such insurance policies as the Managing General Partner believes are reasonable and prudent, future claims or environmental liabilities not covered by insurance or indemnification, or a large number of claims incurred by the Partnership in the future that are within the Partnership's self insured retention, may have a material adverse effect on the business, results of operations or financial position of the Partnership, including the Partnership's ability to make the Minimum Quarterly Distribution.

RISKS INHERENT IN AN INVESTMENT IN THE PARTNERSHIP

      Cash distributions to Unitholders are not guaranteed and may fluctuate based upon the Partnership's performance. Cash distributions are dependent primarily on cash flow and not on profitability, which is affected by non-cash items. Therefore, cash distributions may be made during periods when the Partnership records losses and may not be made during periods when the Partnership records profits. In addition, the Managing General Partner may establish reserves that reduce the amount of Available Cash. Due to the seasonal nature of the Partnership's business, the Managing General Partner anticipates that it may make additions to reserves during certain of the Partnership's fiscal quarters in order to fund operating expenses, interest payments and cash distributions to partners with respect to future fiscal quarters. As a result of these and other factors, there can be no assurance regarding the actual levels of cash distributions by the Partnership.

      The amount of Available Cash from Operating Surplus needed to distribute the Minimum Quarterly Distribution for four quarters on the Common Units and Subordinated Units to be outstanding immediately after the Offering and the related distribution on the General Partner Interests is approximately $23.5 million (approximately $13.0 million for the Common Units, $9.5 million for the Subordinated Units and $1.0 million for the General Partner Interests). The amount of pro forma Available Cash from Operating Surplus generated during 1995 was approximately $17.6 million. Such amount would have been sufficient to cover the Minimum Quarterly Distribution for the four quarters in such year on all of the outstanding Common Units and the related distribution on the General Partner Interests, but would have been insufficient by approximately $5.9 million to cover the Minimum Quarterly Distribution on the Subordinated Units and the related distribution on the General Partner Interests.

      Approximately $5.5 million of the Partnership's annual cash receipts will be interest payments from Triarc under the Partnership Loan, which will bear interest at an annual rate of 13.5%. On a pro forma basis, such amount represents approximately 31% of the Partnership's Available Cash from Operating Surplus in 1995. Because Triarc is a holding company, its ability to meet its cash requirements (including required interest and principal payments on the Partnership Loan) is primarily dependent (in addition to its cash on hand) upon cash flows from its subsidiaries, including loans and cash dividends and reimbursement by subsidiaries to Triarc in connection with its providing certain management services and payments by subsidiaries under certain tax sharing agreements. Under the terms of various indentures and credit arrangements, Triarc's principal subsidiaries are currently unable to pay any dividends or make any loans or advances to Triarc. In addition, the Partnership Loan does not restrict Triarc's ability to sell, convey, transfer or encumber the stock or assets of any of its subsidiaries (other than certain limitations with respect to the Managing General Partner and Southeastern Public Service Company ('SEPSCO')) or its ability to dispose of its cash on hand or other assets. Triarc's cash on hand as of May 31, 1996, after giving effect to the closing of the Offering, is estimated to be approximately $210.0 million. The Partnership believes that such amount of cash on hand, plus payments or distributions from certain of Triarc's subsidiaries, will enable Triarc to have adequate cash resources to meet its short term cash requirements, including required interest payments on the Partnership Loan. See 'Cash Distribution Policy -- Partnership Loan' and 'Certain Information Regarding Triarc.' However, there can be no assurance that Triarc will continue to have cash on hand or that it will in the future receive sufficient payments or distributions from its subsidiaries in order to enable it to satisfy its obligations under the Partnership Loan. Triarc's failure to make interest or principal payments under the Partnership Loan would adversely affect the ability of the Partnership to make the Minimum Quarterly Distribution to all Unitholders. In addition, Triarc is permitted to prepay the Partnership Loan under certain circumstances. The prepayment by Triarc of all or a portion of the Partnership Loan and the failure by the Partnership to reinvest such funds in a manner that generates an equivalent amount of annual cash flow could have an adverse effect on the Partnership's ability to make distributions to Unitholders. The Partnership Loan is recourse to Triarc and is secured by a pledge by Triarc of all of the shares of capital stock of the Managing General Partner owned by Triarc (approximately 75.7% of the Managing General Partner's outstanding capital stock as of the date of this Prospectus). See 'Cash Distribution Policy -- Partnership Loan' and 'Certain Information Regarding Triarc.'

      On a pro forma basis as of March 31, 1996, assuming consummation of the transactions contemplated by this Prospectus, the Partnership's total indebtedness as a percentage of its total capitalization would have been approximately 79.4%. As a result, the Partnership will be significantly leveraged and will have indebtedness that is substantial in relation to its partners' capital. The principal and interest payable on such indebtedness and compliance with the requirements of such indebtedness with respect to the maintenance of reserves will reduce the cash available to make distributions on the Units. Although the Partnership does not intend to draw on the Bank Credit Facility at the time of the closing of the Offering, future borrowings could result in a significant increase in the Partnership's leverage. Furthermore, the Managing General Partner may cause the Partnership to incur additional indebtedness, including borrowings that have the purpose or effect of enabling the Managing General Partner to receive distributions or hastening the conversion of Subordinated Units into Common Units.

      The First Mortgage Notes and the Bank Credit Facility will be secured by a lien on substantially all of the assets of the Operating Partnership. In the case of a continuing default by the Operating Partnership under such indebtedness, the lenders would have the right to foreclose on the Operating Partnership's assets, which would have a material adverse effect on the Partnership. In addition, the First Mortgage Notes and the Bank Credit Facility contain provisions relating to change of control. If such provisions are triggered, such outstanding indebtedness may become immediately due. In such event, there is no assurance that the Partnership would be able to pay the indebtedness, in which case the lenders would have the right to foreclose on the Operating Partnership's assets, which would have a material adverse effect on the Partnership.

      The Partnership's assumptions concerning future operations, including assumptions that normal weather conditions will prevail in the
      Partnership's operating areas, may not be realized. Although the Partnership believes its assumptions are reasonable, whether such assumptions are realized is not, in many cases, within the control of the Partnership. Significant variances between the Partnership's assumptions and actual conditions, particularly with respect to weather conditions, could have a significant impact on the business of the Partnership.

      The Managing General Partner will manage and operate the Partnership, and holders of Common Units will have no right to participate in such management and operation. Holders of Common Units will have no right to elect the Managing General Partner on an annual or other continuing basis, and will have only limited voting rights on matters affecting the Partnership's business.

      Purchasers of Common Units in the Offering will experience substantial and immediate dilution in net tangible book value of $19.83 per Common Unit from the initial public offering price, the Managing General Partner will experience an increase in net tangible book value of $22.27 per Unit and each Common Unit will have a pro forma net tangible book value of $1.17 (assuming an initial public offering price of $21.00 per Common Unit).

      Prior to making any distribution on the Common Units, the Partnership will reimburse the Managing General Partner and its Affiliates (including Triarc) at cost for all expenses incurred on behalf of the Partnership. On a pro forma basis, approximately $56.8 million of expenses would have been reimbursed by the Partnership to the Managing General Partner in 1995. Affiliates of the Managing General Partner (including Triarc) may provide certain administrative services for the Managing General Partner on behalf of the Partnership and will be reimbursed for all expenses incurred in connection therewith. In addition, the Managing General Partner and its Affiliates may provide additional services to the Partnership, for which the Partnership will be charged reasonable fees as determined by the Managing General Partner.

      Subject to certain limitations, the Partnership may issue additional Units or other interests in the Partnership, the effect of which may be to dilute the interests of holders of Common Units in distributions by the Partnership and to make it more difficult for a person or group to remove the Managing General Partner as general partner or otherwise change the management of the Partnership.

      The Managing General Partner will have the right to acquire all, but not less than all, of the outstanding Common Units at a price generally equal to the then current market price of the Common Units in the event that not more than 20% of the outstanding Common Units are held by persons other than the Managing General Partner and its Affiliates. Consequently, a Unitholder may have its Common Units purchased from him even though such holder does not desire to sell them, and the price paid may be less than the amount such Unitholder would desire to receive upon such sale.

      The Partnership Agreement contains certain provisions that may discourage a person or group from attempting to remove the Managing General Partner as general partner or otherwise change the management of the Partnership. The Partnership Agreement provides that if the Managing General Partner is removed other than for Cause (as defined in the Glossary) and the Units held by the General Partners and their Affiliates are not voted in favor of such removal, the Subordination Period will end, all arrearages on the Common Units will terminate and all outstanding Subordinated Units will convert into Common Units and the General Partners will have the right to convert the General Partner Interests into Common Units or to receive, in exchange for such interests, cash payment equal to the fair market value of such interests. The Managing General Partner's current ownership interest in the Partnership precludes any vote to remove the Managing General Partner without its consent. Further, the Partnership Agreement provides that if any person or group other than the Managing General Partner and its Affiliates acquires beneficial ownership of 20% or more of the outstanding Units of any class, such person or group will lose voting rights with respect to all of its Units. The effect of these provisions may be to diminish the price at which the Common Units will trade under certain circumstances.

      Prior to the Offering, there has been no public market for the Common Units. The initial public offering price for the Common Units has been determined through negotiations among Triarc, the Partnership, the Managing General Partner and the representatives of the Underwriters. No assurance can be given as to the market prices at which the Common Units will trade.

      Under certain circumstances, holders of Common Units could lose their limited liability and could become liable for amounts improperly distributed to them by the Partnership. See 'The Partnership Agreement -- Limited Liability.'

      The Partnership may be unable to obtain consents with respect to the transfer of certain assets and property of National Propane to the Partnership. The failure to obtain such consents could adversely affect the business of the Partnership.

      The holders of the Common Units have not been represented by counsel in connection with the Offering, including the preparation of the Partnership Agreement or the other agreements referred to herein.

      The  propane  industry  consists  of a  small  number  of  national retail marketers and a larger number of regional companies. From time to time, these national and regional retail marketers, including the Partnership, have in the past engaged and may in the future engage, in discussions concerning acquisitions, dispositions and combinations of operations. While the Partnership is not currently engaged in negotiations with any national or regional marketer concerning any such acquisition, disposition or combination, there can be no assurance that in the future the
      Partnership will not engage in any such negotiations or pursue opportunities to engage in any such transaction. In addition, although any merger, consolidation or combination involving the Partnership, and any sale, exchange or disposition of all or substantially all of its assets, would require the approval of a Unit Majority under the terms of the Partnership Agreement, the Partnership and the General Partners are not restricted under the Partnership Agreement from engaging in other transactions that may not require the prior consent or vote of the Unitholders and that could result in a change of control of the Partnership. If any of such transactions were deemed to be a change of control under the First Mortgage Notes or the Bank Credit Facility, the Partnership would be required to offer to redeem all of the outstanding First Mortgage Notes at a premium and to repay all indebtedness under the Bank Credit Facility. As a result, the occurrence of a change of control could have a material adverse effect on the Partnership and its ability to pay the Minimum Quarterly Distribution to the Unitholders.

      The Partnership believes that its success has been and will continue to be dependent to a significant extent upon the efforts and abilities of its senior management team. The failure by the Managing General Partner to retain members of its senior management team could adversely affect the Partnership's ability to build on the efforts undertaken by its current management to increase the efficiency and profitability of the Partnership.

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITY

      The Managing General Partner and its Affiliates may have conflicts of interest with the Partnership and the holders of Common Units. The Partnership Agreement permits the Managing General Partner to consider, in resolving conflicts of interest, the interests of parties (including the General Partner and its Affiliates) other than the Unitholders, thereby limiting the Managing General Partner's fiduciary duties to the Partnership and the Unitholders. The discretion given in the Partnership Agreement to the Managing General Partner in resolving conflicts of interest may significantly limit the ability of a Unitholder to challenge what might otherwise be a breach of fiduciary duty under Delaware law. In addition, holders of Common Units are deemed to have consented to certain actions that might otherwise be deemed conflicts of interest or a breach of fiduciary duty. The validity and enforceability of these types of provisions under Delaware law are uncertain.

      The Partnership Agreement provides that any borrowings by the Partnership shall not constitute a breach of any duty owed by the Managing General Partner, including borrowings that have the purpose or effect of enabling the Managing General Partner to receive Incentive Distributions or hastening the conversion of the Subordinated Units into Common Units.

      The Partnership Agreement permits the Managing General Partner to merge with and into Triarc (the 'Triarc Merger') without the prior approval of any Unitholder. The Partnership Note will contain a covenant of Triarc that, in the event of a Triarc Merger, Triarc will concurrently therewith pledge as security for the Partnership Loan certain assets of the Managing General Partner. See 'Cash Distribution Policy -- Partnership Loan.'

      The Partnership Agreement does not prohibit the Partnership from engaging in roll-up transactions. Although the Managing General Partner has no present intention of causing the Partnership to engage in any such transaction, it is possible it will do so in the future. There can be no assurance that a roll-up transaction would not have a material adverse effect on a Unitholder's investment in the Partnership.

      The Managing General Partner (unless merged with and into Triarc) and the Special General Partner (as defined in the Glossary) are prohibited from conducting any business or having any operations other than those incidental to serving as general partners of the Partnership and the Operating Partnership so long as they are general partners of the Partnership. The Partnership Agreement does not restrict the ability of Affiliates of the Managing General Partner (other than the Special General Partner) to engage in any activities, except for the retail sale of propane to end users in the continental United States. The Managing General Partner's Affiliates (other than the Special General Partner) may compete with the Partnership in other propane related activities, such as trading, transportation, storage and wholesale distribution of propane. Further, in the event of the Triarc Merger the ability of the Managing General Partner to engage in activities other than those incidental to serving as a general partner of the Operating Partnership and the Partnership and to compete in other propane related activities, such as trading, transportation, storage and wholesale distribution, will not be restricted. Furthermore, the Partnership Agreement provides that the Managing General Partner and its Affiliates have no obligation to present business opportunities to the Partnership.

TAX RISKS

      The availability to a Common Unitholder of federal income tax benefits of an investment in the Partnership depends, in large part, on the classification of the Partnership as a partnership for federal income tax purposes. Based on certain representations by the General Partners, Andrews & Kurth L.L.P., special counsel to the General Partners and the Partnership ('Counsel'), is of the opinion that, under current law, the Partnership will be classified as a partnership for federal income tax purposes.

      No ruling has been requested from the Internal Revenue Service (the 'IRS') with respect to classification of the Partnership as a partnership for federal income tax purposes or any other matter affecting the Partnership.

      A Unitholder will be required to pay income taxes on his allocable share of the Partnership's income, whether or not he receives cash distributions from the Partnership.

      Investment in Units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues unique to such persons. For example, virtually all of the taxable income derived by most organizations exempt from federal income tax (including individual retirement accounts and other retirement plans) from the ownership of a Unit will be unrelated business taxable income and thus will be taxable to such a Unitholder.

      In the case of taxpayers subject to the passive loss rules (generally individuals and closely held corporations), losses generated by the Partnership, if any, will only be available to offset future income generated by the Partnership and cannot be used to offset income from other activities, including passive activities or investments. Passive losses which are not deductible because they exceed the Unitholder's income generated by the Partnership may be deducted in full when the Unitholder disposes of his entire investment in the Partnership in a fully taxable transaction to an unrelated party.

      A Unitholder will be required to file state income tax returns and pay state income taxes in some or all of the various jurisdictions in which the Partnership does business or owns property.

      The Partnership has been registered with the IRS as a 'tax shelter.' No assurance can be given that the Partnership will not be audited by the IRS or that tax adjustments will not be made. Any adjustments in the Partnership's tax returns will lead to adjustments in the Unitholders' tax returns and may lead to audits of the Unitholders' tax returns and adjustments of items unrelated to the Partnership.

     See 'Risk Factors,' 'Cash Distribution Policy,' 'Conflicts of Interest and Fiduciary Responsibility,' 'Description of the Common Units,' 'The Partnership Agreement' and 'Tax Considerations' for a more detailed description of these and other risk factors and conflicts of interest that should be considered in evaluating an investment in the Common Units.

TRANSACTIONS AT CLOSING

     Concurrently with the closing of the Offering, both the Managing General Partner and the Special General Partner will contribute substantially all of their assets (which assets will not include an existing intercompany note from Triarc, approximately $59.3 million of the net proceeds from the issuance of the First Mortgage Notes and certain other assets of the Managing General Partner) to the Operating Partnership (the 'Conveyance') as a capital contribution and the Operating Partnership will assume substantially all of the liabilities of the Managing General Partner and the Special General Partner (other than income tax liabilities), including the First Mortgage Notes and all indebtedness of the Managing General Partner outstanding under the Existing Credit Facility (as defined below). Immediately thereafter, the Managing General Partner and the Special General Partner will convey their limited partner interests in the Operating Partnership to the Partnership. As a result of such contributions, each of the Managing General Partner and the Special General Partner will have a 1.0% general partner interest in the Partnership and a 1.0101% general partner interest in the Operating Partnership. In addition, the Managing General Partner will receive in exchange for its contribution to the Partnership 4,533,638 Subordinated Units and the right to receive the Incentive Distributions.

     Also concurrently with the closing of the Offering, the Managing General Partner will issue $125 million aggregate principal amount of First Mortgage Notes to certain institutional investors in a private placement. Approximately $59.3 million of the net proceeds from the sale of the First Mortgage Notes (the entire net proceeds of which are estimated to be $121.5 million) will be used by the Managing General Partner to pay a dividend to Triarc. The remainder of the net proceeds from the sale of the First Mortgage Notes (approximately $62.2 million) will be contributed by the Managing General Partner to the Operating Partnership in connection with the Conveyance and will be used by the Operating Partnership to repay (in the manner described below) a portion of the Managing General Partner's indebtedness outstanding under the Revolving Credit and Term Loan Agreement, dated as of October 7, 1994, as amended, among the Managing General Partner, the Bank of New York, as Administrative Agent, certain Co-Agents and the several lending institutions party thereto (the 'Existing Credit Facility') and to repay other indebtedness of the Managing General Partner and certain of its subsidiaries outstanding under equipment notes, notes issued in connection with acquisitions ('Acquisition Notes') and capital leases (collectively, 'Other Existing Indebtedness'). First, approximately $30 million of such net proceeds will be used by the Operating Partnership to repay the indebtedness outstanding under the Existing Credit Facility which is evidenced by the Refunding Notes (as defined in the Existing Credit Facility), and then the remainder of such net proceeds (approximately $32.2 million) will be used to repay other indebtedness outstanding under the Existing Credit Facility and $4.9 million of Other Existing Indebtedness. The effective interest rates on the

Refunding Notes, the $27.3 million outstanding under the term loan facility, and the $4.9 million of Other Existing Indebtedness were 7.69%, 8.28% and 8.34%, respectively, as of May 31, 1996.

     After the repayment of the Refunding Notes and such other indebtedness as described above, the net proceeds of the sale of the Common Units issued in the Offering (estimated to be approximately $118.2 million) will be contributed to the Operating Partnership which will use such proceeds to repay all remaining indebtedness under the Existing Credit Facility, to make the Partnership Loan and to pay certain accrued management fees and tax sharing payments due to Triarc from the Managing General Partner. The effective interest rate on the remaining $9.2 million outstanding under the revolving credit facility and the remaining $56.8 million outstanding under the term loan facility was 7.85% and 8.28%, respectively, as of May 31, 1996.

     Concurrently with the closing of the Offering, the Operating Partnership will also enter into the Bank Credit Facility, which will include a $15 million revolving credit facility to be used for working capital and other general partnership purposes (the 'Working Capital Facility') and the $40 million Acquisition Facility. It is expected that these facilities will be undrawn at the time of the consummation of the transactions referred to above
(collectively, the 'Transactions'). For additional information regarding the terms of the First Mortgage Notes and the Bank Credit Facility, see 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Indebtedness.' For additional information regarding the terms of the Partnership Loan, see 'Cash Distribution Policy -- Partnership Loan.'

     The following table sets forth the estimated sources of funds to be received by the Managing General Partner and the Partnership at the closing of the Offering and the estimated related uses of funds (assuming an initial public offering price of $21.00 per Common Unit) as of May 31, 1996.

                                                                                                            AMOUNT
             SOURCES OF FUNDS                                              USES OF FUNDS                 -------------
- ------------------------------------------      AMOUNT       -----------------------------------------   (IN MILLIONS)
                                             -------------
                                             (IN MILLIONS)

Gross Proceeds from issuance of First
  Mortgage Notes..........................      $ 125.0      Cash  dividend from  the Managing General      $  59.3
                                                               Partner to Triarc(1)
                                                             Repayment by the Operating Partnership of         62.2
                                                               indebtedness of  the  Managing  General
                                                               Partner  under Existing Credit Facility
                                                               (including  indebtedness  evidenced  by
                                                               Refunding  Notes)  and  Other  Existing
                                                               Indebtedness(2)
                                                             Fees and expenses  to unaffiliated  third          3.5
                                                               parties incurred in connection with the
                                                               issuance  of  the First  Mortgage Notes
                                                               (including Placement Agent fees)
                                                                                                         -------------
     Total................................                                                                  $ 125.0
                                                                                                         -------------
                                                                                                         -------------

Gross Proceeds from issuance of Common
  Units...................................      $ 130.0      Repayment by the Operating Partnership of      $  66.0
                                                               indebtedness of  the  Managing  General
                                                               Partner under Existing Credit Facility
                                                             Partnership Loan to Triarc                        40.7
                                                             Payment  by the  Operating Partnership of         11.5
                                                               certain accrued management fees and tax
                                                               sharing payments due from the  Managing
                                                               General Partner to Triarc(2)
                                                             Fees  and expenses  to unaffiliated third         11.8
                                                               parties incurred in connection with the
                                                               issuance of the Common Units (including
                                                               Underwriters' discounts and
                                                               commissions)
                                                                                                         -------------
     Total................................                                                                  $ 130.0
                                                                                                         -------------
                                                                                                         -------------

- ------------

(1) In addition to the cash dividend, the Managing General Partner will dividend to Triarc a portion ($51.4 million) of the existing intercompany note from Triarc. None of such dividends will be subject to tax to Triarc at the time of their distribution.


(2) An additional $2.2 million (primarily representing accrued management fees and tax sharing payments due Triarc) will be paid to Triarc out of Partnership cash on hand at closing, and an additional $0.5 million of Partnership cash on hand at closing will be used to repay Other Existing Indebtedness.


                            ------------------------

     As set forth in the table above, out of the aggregate net proceeds of $239.7 million from the issuance of the First Mortgage Notes and the Common Units, (i) Triarc will receive a $59.3 million cash dividend, a $40.7 million loan and $11.5 million of accrued management fees and tax-sharing payments due Triarc (or an aggregate of $111.5 million) and (ii) $128.2 million of the Managing General Partner's indebtedness under the Existing Credit Facility and Other Existing Indebtedness will be repaid. In addition, Triarc will receive a dividend of a portion ($51.4 million) of an existing intercompany note issued to the Managing General Partner by Triarc, $2.2 million (primarily representing accrued management fees and tax sharing payments due Triarc) will be paid to Triarc out of the Partnership's cash on hand at closing and an additional $0.5 million of Other Existing Indebtedness will be repaid out of the Partnership's cash on hand at closing.


     If the Underwriters' over-allotment option is exercised in full, the estimated additional net proceeds to the Partnership will be approximately $18.1 million (assuming an initial public offering price of $21.00 per Common Unit). All of the net proceeds from any such exercise will be retained by the Partnership and used for general partnership purposes. See 'The Partnership Agreement -- Issuance of Additional Securities.'

DISTRIBUTIONS AND PAYMENTS TO THE MANAGING GENERAL PARTNER AND ITS AFFILIATES

     The following table summarizes the distributions and payments to be made by the Partnership to the Managing General Partner and its Affiliates in connection with the Transactions and the ongoing operations of the Partnership. Such distributions and payments were determined by and among affiliated entities and, consequently, were not the result of arm's length negotiations. See 'Conflicts of Interest and Fiduciary Responsibility.'


                                                 FORMATION STAGE
The consideration paid to the Managing
  General Partner, the Special General
  Partner, Triarc and their Affiliates for
  the transfer of the propane business and
  related liabilities of National Propane
  to the Partnership......................  4,533,638  Subordinated Units, an aggregate 4% unsubordinated general partner interest in the  Partnership and the Operating  Partnership
                                              on   a  combined  basis   (and  the  right   to  receive  Incentive
                                              Distributions), and the assumption by the Operating Partnership  of substantially  all  of  the  liabilities  of  the  Managing General
                                              Partner and the  Special General  Partner, (other  than income  tax
                                              liabilities),   including   the  First   Mortgage  Notes   and  all
                                              indebtedness of the Managing General Partner outstanding under  the
                                              Existing   Credit  Facility.  The  net  proceeds  of  the  Offering
                                              (estimated to be approximately $118.2 million) will be  contributed to  the Operating Partnership and used by the Operating Partnership to make  the $40.7  million Partnership  Loan to  Triarc, to  repay approximately  $11.5  million in  accrued  management fees  and tax sharing payments due to Triarc (in  addition to $2.2 million to  be paid  to  Triarc  consisting  primarily of  such  accrued  fees and payments  and  the  payment  of  $0.5  million  of  Other  Existing
                                              Indebtedness  out of Partnership cash on hand at the closing of the
                                              Transactions) and  to repay  indebtedness of  the Managing  General
                                              Partner assumed by the Operating Partnership in connection with the
                                              Transactions.  In  addition,  the  Managing  General  Partner  will dividend to Triarc  a portion (approximately  $51.4 million) of  an existing  intercompany note  and will  dividend approximately $59.3 million in cash  from the  net proceeds of  the sale  of the  First
                                              Mortgage  Notes to Triarc.  The remainder of  the net proceeds from the sale  of  the  First  Mortgage Notes  will  be  used  to  repay indebtedness  of the Managing General Partner and its subsidiaries.
                                              Accordingly, substantially all of the net proceeds of this offering will be  paid  to,  or  otherwise  benefit,  the  Managing  General
                                              Partner,  the Special General Partner, Triarc and their Affiliates.
                                              See 'The Transactions.'

                                                OPERATIONAL STAGE
Distributions of Available Cash to the
  General Partners........................  Available Cash will generally be  distributed 96% to the  Unitholders
                                              (including  to  the  Managing  General  Partner  as  holder  of the
                                              Subordinated Units) and 4% to the General Partners, except that  if distributions  of Available Cash from  Operating Surplus exceed the
                                              Target Distribution Levels (as defined below), the General Partners will receive a  percentage of such  excess distributions that  will increase  to up  to approximately  50% of  the excess distributions above the highest Target Distribution Level. See 'Cash Distribution
                                              Policy.'
Payments to the Managing General Partner
  and its Affiliates......................  Following the Offering, in general,  the management and employees  of
                                              National  Propane  who  currently manage  and  operate  the propane business and assets to be owned by the Partnership will continue to manage and  operate  the  Partnership's business  as  officers  and employees  of the Managing General  Partner and its Affiliates. The
                                              Managing General Partner  will not  receive any  management fee  or other  compensation  in  connection  with  its  management  of  the
                                              Partnership, but  will be  reimbursed at  cost for  all direct  and indirect  expenses incurred on behalf of the Partnership, including the costs  of compensation  and  employee benefit  plans  described herein  properly  allocable  to  the  Partnership,  and  all  other expenses necessary or  appropriate to the  conduct of business  of, and  allocable  to,  the  Partnership. On  a  pro  forma  basis, an aggregate of  approximately $56.8  million of  expenses would  have been  reimbursed by the Partnership to the Managing General Partner
                                              in 1995 (comprising approximately $33.0 million in salary,  payroll tax  and  other  compensation  paid to  employees  of  the Managing
                                              General Partner  and  approximately  $23.8 million  for  all  other operating expenses).
                                            Affiliates  of the  Managing General  Partner (including  Triarc) may provide certain administrative  services for  the Managing  General
                                              Partner on behalf of the Partnership and will be reimbursed for all direct  and indirect expenses incurred  in connection therewith. In addition, the  Managing  General  Partner and  its  Affiliates  may
                                              provide  additional  services  to the  Partnership,  for  which the
                                              Partnership will be  charged reasonable fees  as determined by  the
                                              Managing General Partner.
                                            See   'Certain   Relationships  and   Related  Transactions'   for  a
                                              description of  other  ongoing arrangements  between  the  Managing
                                              General Partner and its Affiliates and the Partnership.
Withdrawal or removal of the General
  Partners................................  If  the  General Partners  withdraw in  violation of  the Partnership
                                              Agreement or are removed by  the Unitholders for Cause (as  defined in  the  Glossary), the  successor  general partner  will  have the option to purchase the General Partner Interests (and the right  to receive  Incentive Distributions) for  a cash payment  equal to the
                                              fair  market  value  thereof;  if  the  Managing  General   Partner
                                              withdraws  or is removed  without Cause it will  have the option to require the  successor  general  partner to  purchase  the  General
                                              Partner   Interests   (and   the   right   to   receive   Incentive
                                              Distributions) from the departing General Partners for such  price.
                                              If  the  General  Partner  Interests  (and  the  right  to  receive
                                              Incentive Distributions)  are not  so  purchased by  the  successor general  partner, the  General Partners  have the  right to convert such partner  interests into  a  number of  Common Units  equal  in value  to  the  fair  market  value  thereof  as  determined  by an independent investment banking firm or other independent experts or to receive cash in exchange for such interests.
                                                LIQUIDATION STAGE
Liquidation...............................  In the event  of any  liquidation of the  Partnership, the  partners, including  the  General  Partners,  will  be  entitled  to  receive liquidating  distributions  in  accordance  with  their  respective
                                              capital   account  balances.  See   'Cash  Distribution  Policy  --
                                              Distributions of Cash Upon Liquidation.'

CASH AVAILABLE FOR DISTRIBUTION

     Available Cash will generally be distributed 96% to the Unitholders (including the Managing General Partner as the holder of Subordinated Units) and 4% to the General Partners, pro rata, except that if distributions of Available Cash exceed Target Distribution Levels (as defined in the Glossary) above the Minimum Quarterly Distribution, the General Partners will receive an additional percentage of such excess distributions that will increase to up to 50% of the distributions above the highest Target Distribution Level. See 'Cash Distribution Policy -- Incentive Distributions -- Hypothetical Annualized Yield.'

     Based on the amount of working capital that the Partnership is expected to have at the time it commences operations in 1996 and the availability of the Working Capital Facility, the Partnership believes that, if its assumptions about operating conditions prove correct, the Partnership should have sufficient Available Cash from Operating Surplus to enable it to distribute the Minimum Quarterly Distribution on the outstanding Common Units and Subordinated Units and the related distribution on the General Partner Interests with respect to each of its quarters at least through the quarter ending December 31, 1997, although no assurance can be given respecting such distributions or any distribution after such date. The Partnership's belief is based on a number of assumptions, including the assumptions that normal weather conditions will prevail in the Partnership's operating areas, that the Partnership's operating margins will remain constant, that all required interest payments on the Partnership Loan will be made by Triarc, and that market and overall economic conditions will not change substantially. Although the Partnership believes its assumptions are reasonable, whether the assumptions are realized is not, in a number of cases, within the control of the Partnership and cannot be predicted with any degree of certainty. For example, in any particular year or even series of years, weather may deviate substantially from normal. Therefore, certain of the Partnership's assumptions may prove to be inaccurate. As a result, the actual Available Cash from Operating Surplus generated by the Partnership could deviate substantially from that currently expected. See 'Risk Factors.' In addition, the terms of the Partnership's indebtedness under certain circumstances will restrict the ability of the Partnership to distribute cash to Unitholders. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Indebtedness.' Accordingly, no assurance can be given that distributions of the Minimum Quarterly Distribution or any other amounts will be made. The Partnership does not intend to update the expression of belief set forth above.

     The amount of Available Cash from Operating Surplus needed to distribute the Minimum Quarterly Distribution for four quarters on the Common Units and Subordinated Units to be outstanding immediately after the Offering and on the General Partner Interests is approximately $23.5 million (approximately $13.0 million for the Common Units, $9.5 million for the Subordinated Units and $1.0 million for the General Partner Interests). If the Underwriters' over-allotment option is exercised in full, such amounts would be approximately $15.0 million for the Common Units, $9.5 million for the Subordinated Units and $1.0 million for the General Partner Interests, or an aggregate of approximately $25.5 million.

     Pro forma Available Cash from Operating Surplus generated during 1994 and 1995 (approximately $22.7 million and $17.6 million, respectively) would have been sufficient to cover the Minimum Quarterly Distribution on the Common Units and the related distribution on the General Partner Interests, but would have been insufficient by approximately $0.8 million and $5.9 million to cover the Minimum Quarterly Distribution on the Subordinated Units and the related distribution on the General Partner Interests in 1994 and 1995, respectively. The decline in pro forma Available Cash from Operating Surplus generated during 1995 was primarily due to the fact that temperatures during the winter of 1994-95 across the markets served by the Partnership were substantially warmer than the prior year. Pro forma Available Cash from Operating Surplus generated during the twelve months ended March 31, 1996 (approximately $20.0 million) would have been sufficient to cover the Minimum Quarterly Distribution on the Common Units and the related distribution on the General Partner Interests, but would have been insufficient by approximately $3.5 million to cover the Minimum

Quarterly Distribution on the Subordinated Units and the related distribution on the General Partner Interests.

     Pro forma Available Cash from Operating Surplus generated during the three months ended March 31, 1996 would have been approximately $13.4 million;
however, because of the highly seasonal nature of the Partnership's business, such amount is not indicative of the actual amounts of Available Cash from Operating Surplus that will be generated in subsequent quarters. The
Partnership's revenues and cash flows have historically been highest in the first quarter. Although such $13.4 million generated during the three months ended March 31, 1996 would have been in excess of the approximately $5.9 million required to cover the Minimum Quarterly Distribution on the Common Units, the Subordinated Units and the related distributions on the General Partner
Interests during such quarter, the Partnership would have established significant reserves for, among other things, payment of the Minimum Quarterly Distribution on the Common Units in subsequent quarters and future debt payments, thereby decreasing the amount of Available Cash from Operating Surplus that would have been distributed for such quarter. For the calculation of Available Cash from Operating Surplus, see 'Cash Distribution Policy -- Cash Available for Distribution.'

     Based on the Partnership's actual results of operations for the four months ended April 30, 1996, limited data about operations in May 1996 and the Partnership's estimated results of operations for the remainder of 1996, the Partnership believes that it will generate during 1996 Available Cash from Operating Surplus of approximately $23.5 million, although there can be no assurance it will generate such amount. The Partnership's belief is based on the assumptions about weather, margins and market and economic conditions described above as they apply to the remainder of fiscal 1996. As a result, the actual Available Cash from Operating Surplus generated by the Partnership for 1996 could deviate substantially from that currently expected.

     The amounts of pro forma Available Cash from Operating Surplus for 1994 and 1995 and for the twelve months and three months ended March 31, 1996 set forth above were derived in part from the pro forma financial statements of the Partnership in the manner set forth in the table entitled 'Pro Forma Operating Surplus' set forth in 'Cash Distribution Policy -- Cash Available for
Distribution.' The pro forma adjustments are based upon currently available information and certain estimates and assumptions. The pro forma financial statements do not purport to present the results of operations of the Partnership had the Partnership actually commenced operations as of the date indicated. Furthermore, the pro forma financial statements are based on accrual accounting concepts while Available Cash and Operating Surplus are defined in the Partnership Agreement on a cash accounting basis. As a consequence, the amounts of pro forma Available Cash from Operating Surplus shown above should only be viewed as a general indication of the amounts of Available Cash from Operating Surplus that may in fact have been generated by the Partnership had it been formed in earlier periods. Available Cash is defined in the Glossary and generally means, with respect to any fiscal quarter of the Partnership, all cash on hand at the end of such quarter less the amount of cash reserves that is necessary or appropriate in the discretion of the Managing General Partner to
(i) provide for the proper conduct of the Partnership's business, (ii) comply with applicable law or any Partnership debt instrument or other agreement, or
(iii) provide funds for distributions to Unitholders and the General Partners in respect of any one or more of the next four quarters. Operating Surplus is defined in the Glossary and refers generally to (i) the cash balance of the Partnership on the date the Partnership commences operations, plus $15.4 million, plus all cash receipts of the Partnership from its operations, less
(ii) all Partnership operating expenses, debt service payments (including reserves therefor but not including payments required in connection with the sale of assets or any refinancing with the proceeds of new indebtedness or any equity offering), maintenance capital expenditures and reserves established for future Partnership operations. For a more complete definition of Available Cash and Operating Surplus, see the Glossary.

     In addition, certain provisions in the First Mortgage Notes and the Bank Credit Facility will, under certain circumstances, restrict the Partnership's ability to make distributions to its partners. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Indebtedness.'

     Approximately $5.5 million of the Partnership's annual cash receipts will be interest payments from Triarc under the Partnership Loan. On a pro forma basis, such amount represents approximately 31% of the Partnership's Available Cash from Operating Surplus in 1995. Consequently, the Partnership's ability to make the Minimum Quarterly Distribution to all Unitholders will depend in part on Triarc's ability to make interest payments under the Partnership Loan. For a description of the Partnership Loan and certain information regarding Triarc, see 'Cash
Distribution Policy -- Partnership Loan' and 'Certain Information Regarding Triarc,' respectively.

PARTNERSHIP STRUCTURE AND MANAGEMENT

     The Partnership's activities will be conducted through the Operating Partnership and its corporate and partnership subsidiaries. The Managing General Partner will serve as the managing general partner, and National Propane SGP, Inc. (the 'Special General Partner'), a wholly owned subsidiary of the Managing General Partner, will serve as the non-managing general partner, of the Partnership and the Operating Partnership. The Managing General Partner and the Special General Partner are together referred to herein as the 'General Partners.' Each of the General Partners will own a 1.0% and 1.0101% general partner interest in each of the Partnership and the Operating Partnership, respectively. The Partnership will own a 97.9798% limited partner interest in the Operating Partnership. Each of the Managing General Partner and the Special General Partner will own a 2% General Partner Interest in the Partnership and the Operating Partnership on a combined basis. Provided that the Managing General Partner has not merged with and into Triarc, the Special General Partner may convert all or a portion of its General Partner Interest into a number of Units having rights to distributions of Available Cash from Operating Surplus equal to the distribution rights with respect to Available Cash from Operating Surplus of the General Partner Interest so converted. References herein to the General Partner Interests or to distributions to the General Partners of 4% of Available Cash are references to the amount of the General Partners' aggregate unsubordinated percentage interest in the Partnership and the Operating Partnership on a combined basis.

     Following the Offering, the management and employees of National Propane who currently manage and operate the propane business and assets to be owned by the Partnership will generally continue to manage and operate the Partnership's business as officers and employees of the Managing General Partner and its Affiliates. The Partnership will not have any officers or employees of its own. The Managing General Partner will not receive any management fee or other compensation in connection with its management of the Partnership, but will be reimbursed by the Partnership at cost for all direct and indirect expenses incurred on behalf of the Partnership, including the costs of compensation and employee benefit plans described herein properly allocable to the Partnership, and all other expenses necessary or appropriate to the conduct of the business of, and allocable to, the Partnership. The Partnership Agreement provides that the Managing General Partner will determine the expenses that are allocable to the Partnership in any reasonable manner determined by the Managing General Partner in its sole discretion. Affiliates of the General Partners' (including Triarc) may provide administrative services for the General Partners on behalf of the Partnership and will be reimbursed for all expenses incurred in connection therewith. In addition, the General Partners and their Affiliates (including Triarc) may provide additional services to the Partnership, for which the Partnership will be charged reasonable fees as determined by the Managing General Partner.

UNIT OPTION PLAN

     Effective upon the closing of the Offering, the Managing General Partner will adopt the National Propane Corporation 1996 Unit Option Plan (the 'Option Plan'), which permits the issuance of options to purchase Common Units and Subordinated Units and the grant of Unit appreciation rights ('UARs') covering up to an aggregate of 1,250,000 Common Units and Subordinated Units (subject to adjustment in certain circumstances) plus an additional number of Units equal to 1% of the number of Units outstanding as of each December 31 following the Option Plan's effective date which will be added to the total number of Units that may be issued thereafter. It is not currently anticipated that any Options or UARs will be granted at or prior to the closing of the Offering. See 'Management -- Unit Option Plan.'

     The following chart depicts the organization and ownership of the Partnership, the Operating Partnership and the Operating Partnership's corporate subsidiary immediately after giving effect to the sale of the Common Units offered in the Offering. The percentages reflected in the following chart represent the approximate ownership interest in each of the Partnership and the Operating Partnership, individually, and not on an aggregate basis. Except in the following chart, the ownership percentages referred to in this Prospectus (including those given below in the box entitled 'Effective Aggregate Ownership of the Partnership and the Operating Partnership') reflect the aggregate ownership of the Partnership and the Operating Partnership on a combined basis.


[GRAPHICAL REPRESENTATION of the ownership structure of the Partnership, the Operating Partnership, the General Partners and relevant Affiliates. Triarc owns the General Partner 75.7% directly and 24.3% through its wholly-owned subsidiary SEPSCO. Each of the General Partner and the Special General Partner, its wholly-owned subsidiary, own a 1.0% and 1.0101% unsubordinated general partner interest in the Partnership and the Operating Partnership, respectively. The General Partner owns 4,533,638 Subordinated Units representing a 41.4% general partner interest in the Partnership and the Public Unitholders own 6,190,476 Common Units representing a 56.6% limited partner interest in the Partnership. The Partnership owns a 97.9798% limited partner interest in the Operating Partnership. National Sales is a wholly-owned subsidiary of the Operating Partnership.]

SUMMARY  HISTORICAL  AND PRO  FORMA  CONSOLIDATED FINANCIAL  AND  OPERATING DATA

     The following table sets forth for the periods and as of the dates indicated summary historical consolidated financial and operating data for National Propane and consolidated pro forma financial and operating data for the Partnership after giving effect to the Transactions. The summary historical consolidated financial data of National Propane presented below are derived from the financial statements of National Propane and should be read in conjunction with 'Selected Historical and Pro Forma Consolidated Financial and Operating Data,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the consolidated financial statements of National Propane included elsewhere herein. The Partnership's summary consolidated pro forma financial data are derived from the unaudited pro forma condensed consolidated financial statements of the Partnership included elsewhere herein and should be read in conjunction therewith. The data for all of the periods presented below have been restated to reflect the effects of the June 1995 merger (the 'Merger') of Public Gas Company ('Public Gas') with and into National Propane as if the Merger had occurred on May 4, 1991. This transaction is described further in
Note 3 to the accompanying consolidated financial statements.

                                                                                               PARTNERSHIP
                                                                                              PRO FORMA (B)      THREE MONTHS
                                                        HISTORICAL                            -------------
                              --------------------------------------------------------------
                                FISCAL YEAR ENDED       TEN MONTHS
                                    APRIL 30,             ENDED
                                                                             YEAR ENDED DECEMBER 31,           ENDED MARCH 31,
                              ----------------------   DECEMBER 31,   -------------------------------------  --------------------
                                1992          1993       1993 (A)       1994                 1995              1995       1996
                              --------      --------   ------------   --------      -----------------------  ---------  ---------
                                                             (IN THOUSANDS, EXCEPT PER UNIT DATA)
STATEMENT OF OPERATIONS DATA:
    Operating revenues....... $144,667      $151,931     $119,249     $151,651      $148,983    $ 148,983    $ 50,299   $ 59,981
    Gross profit.............   35,338        34,565       26,948       41,968        39,924       39,924      16,437     18,827
    Selling, general and
      administrative expenses
      (other than management
      fees charged by
      parents)...............   16,776        19,578       16,501       18,657        22,423       23,923       5,174      5,853
    Management fees charged
      by parents(c)..........    3,271         2,328        3,485        4,561         3,000      --              750        750
    Facilities relocation and
      corporate
      restructuring..........    --            7,647(d)      8,429(d)    --            --         --            --         --
    Operating profit
      (loss).................   15,291         5,012(d)     (1,467)(d)   18,750       14,501       16,001      10,513     12,224
    Interest expense.........  (17,696)      (16,770)      (9,949)      (9,726)      (11,719)     (11,340)     (2,858 )   (3,138)
    Interest income from
      Triarc(e)..............   16,334        17,127       10,360        9,751         --           5,500       --         --
    Provision for income
      taxes..................    5,833         2,624        1,018        7,923         4,291          200       3,156      3,847
    Extraordinary charge.....    --            --          --           (2,116)(f)     --         --            --         --
    Cumulative effect of
      change in accounting
      principles.............    --            6,259(g)     --           --            --         --            --         --
    Net income (loss)........    9,795         9,135         (347)       9,905          (605)      10,865       4,799      5,517
    Net income per Unit(h)...                                                                        0.97
BALANCE SHEET DATA (AT PERIOD
  END):
    Working capital
      (deficit).............. $(24,469)(i)  $ 13,163     $  5,479     $   (631)     $ (4,357)                           $  1,649
    Due from Triarc(e).......   92,804        65,999       71,172        --            --                                  --
    Total assets.............  234,699       218,095      191,955      137,581       139,112                             147,379
    Long-term debt...........   78,556        67,511       51,851       98,711       124,266                             123,570
    Stockholders' equity
      (deficit)(e)...........   81,666        88,063       88,971      (19,502)      (48,600)                            (43,083)
    Partners' capital........    --            --          --            --            --                                  --
OPERATING DATA:
    EBITDA(j)................ $ 23,670      $ 13,087     $  5,483     $ 28,774      $ 25,146    $  26,646    $ 12,934   $ 14,825
    Capital
      expenditures(k)........    7,039         8,290       11,260       12,593        11,013       11,013       1,820      1,457
    Retail propane gallons
      sold(l)................  145,708       154,839      117,415      152,335       150,141      150,141      51,360     58,425
    Operating Surplus
      generated during the
      period(m)..............                                                                      17,578
    Reserves(n)..............
    Available Cash(m)........

                                PARTNERSHIP
                               PRO FORMA (B)
                               -------------

STATEMENT OF OPERATIONS DATA:
    Operating revenues.......    $  59,981
    Gross profit.............       18,827
    Selling, general and
      administrative expenses
      (other than management
      fees charged by
      parents)...............        6,228
    Management fees charged
      by parents(c)..........      --
    Facilities relocation and
      corporate
      restructuring..........      --
    Operating profit
      (loss).................       12,599
    Interest expense.........       (2,810)
    Interest income from
      Triarc(e)..............        1,375
    Provision for income
      taxes..................           50
    Extraordinary charge.....      --
    Cumulative effect of
      change in accounting
      principles.............      --
    Net income (loss)........       11,392
    Net income per Unit(h)...         1.02
BALANCE SHEET DATA (AT PERIOD
  END):
    Working capital
      (deficit)..............    $  17,436
    Due from Triarc(e).......       40,700
    Total assets.............      178,362
    Long-term debt...........      126,193
    Stockholders' equity
      (deficit)(e)...........      --
    Partners' capital........       32,823
OPERATING DATA:
    EBITDA(j)................    $  15,200
    Capital
      expenditures(k)........        1,457
    Retail propane gallons
      sold(l)................       58,425
    Operating Surplus
      generated during the
      period(m)..............       13,388
    Reserves(n)..............        7,523
    Available Cash(m)........        5,865

- ------------

 (a) In October 1993 National Propane's fiscal year ended April 30 and Public Gas' fiscal year ended February 28 were changed to a calendar year ended December 31. In order to conform the reporting periods of the combined entities and to select a period deemed to meet the Securities and Exchange Commission requirement for filing financial statements for a period of one year, the ten-month period ended December 31, 1993 ('Transition 1993') has been presented above and in the accompanying consolidated financial statements.

                                              (footnotes continued on next page)

(footnotes continued from previous page)
     The selected consolidated financial and operating data as of and for the fiscal years ended April 30, 1992 and 1993 ('Fiscal 1993'), however, reflect the former year-ends of both National Propane and Public Gas. Accordingly, Fiscal 1993 and Transition 1993 each include the results of National Propane for the two-month period ended April 30, 1993 as follows:
     Operating revenues -- $28,266; Operating loss -- $(5,190); Net loss -- $(3,375) (see Note (d) below).

 (b) For a description of the adjustments and assumptions used in preparing the Unaudited Pro Forma Condensed Consolidated Financial and Operating Data, see Notes to the Unaudited Pro Forma Condensed Consolidated Balance Sheet and Statement of Operations included elsewhere herein.

 (c) Management fees charged by parents include costs charged to National Propane by Triarc and to Public Gas by SEPSCO, its parent prior to the Merger. (See Note 19 to the accompanying consolidated financial statements).

 (d) Includes certain significant pretax charges recorded in April 1993 affecting Fiscal 1993 and Transition 1993 operating profit consisting of
     (i) $8.4 million of facilities relocation and corporate restructuring charges ($7.6 million of which affected both Fiscal 1993 and Transition 1993 due to National Propane's April 1993 being included in both periods and $0.8 million of which affected only Transition 1993) and (ii) $0.5 million of allocated costs of a payment to the Special Committee of Triarc's Board of Directors ($0.4 million of which affected both Fiscal 1993 and Transition 1993). (See Note 20 to the accompanying consolidated financial statements).

 (e) In November 1994, National Propane reclassified its receivable from Triarc as a reduction of stockholders' equity and began reserving all interest accrued subsequent thereto. Receivables from SEPSCO are classified as a component of stockholders' equity for all of the above periods. (See Note 13 to the accompanying consolidated financial statements). The pro forma due from parent is classified as an asset because it will be evidenced by an interest-bearing note with a fixed maturity.

 (f) The  extraordinary charge represents the  write-off of unamortized deferred
     financing  costs  and  original  issue  discount,  net  of  income   taxes,
     associated with the early extinguishment of debt.

 (g) The cumulative effect of change in accounting principles resulted from National Propane's adoption of Statement of Financial Accounting Standards No. 109 ('SFAS No. 109'), 'Accounting for Income Taxes' effective May 1, 1992.

 (h) See Note (f) of Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations included elsewhere herein for details relating to the calculation of net income per Unit.

 (i) Reflects the classification of $35.0 million of long-term debt, which was repaid in Fiscal 1993, as a current liability.

 (j) EBITDA is defined as operating profit (loss) plus depreciation and amortization (excluding amortization of deferred financing costs). EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and is not a measure of performance or financial condition under generally accepted accounting principles, but provides additional information for evaluating the Partnership's ability to distribute the Minimum Quarterly Distribution. Cash flows in accordance with generally accepted accouting principles consist of cash flows from (i) operating, (ii) investing and (iii) financing activities. Cash flows from operating activities reflect net income (loss) (including charges for interest and income taxes not reflected in EBITDA), adjusted for (i) all non-cash charges or income (including, but not limited to, depreciation and amortization) and (ii) changes in operating assets and liabilities (not reflected in EBITDA). Further, cash flows from investing and financing activities are not included in EBITDA. For a discussion of the Partnership's operating performance and cash flows provided by (used in) operating, investing and financing activities, see 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

                                              (footnotes continued on next page)

(footnotes continued from previous page)

 (k) The Partnership's capital expenditures, including capital leases, fall generally into three categories: (i) maintenance capital expenditures, which include expenditures for replacement of property, plant and equipment, (ii) growth capital expenditures for the expansion of existing operations and (iii) acquisition capital expenditures, which include expenditures related to the acquisition of retail propane operations.

    An analysis by category for the years ended December 31, 1994 and 1995 and the three months ended March 31, 1995 and 1996 is as follows:

                                                                   YEAR ENDED            THREE MONTHS
                                                                  DECEMBER 31,          ENDED MARCH 31,
                                                               -------------------     -----------------
                                                                1994        1995        1995       1996
                                                               -------     -------     ------     ------
                                                                            (IN THOUSANDS)
Maintenance(1)..............................................   $ 4,228     $ 4,030     $1,064     $  649
Growth......................................................     3,672       4,936        733        808
Acquisition.................................................     4,693       2,047(2)      23       --
                                                               -------     -------     ------     ------
          Total.............................................   $12,593     $11,013     $1,820     $1,457
                                                               -------     -------     ------     ------
                                                               -------     -------     ------     ------

        --------------------
        (1) Includes expenditures not expected to occur on an annual basis as follows: 1994 -- $1,790 (primarily computer hardware and systems installation); 1995 -- $590 (primarily the purchase of an airplane).
        (2) Includes $1,864 of assets purchased  and contributed by Triarc  (see
            Note 19 to the accompanying consolidated financial statements).
 (l) Retail  propane gallons sold  includes sales to  (i) residential customers,
     (ii) commercial and industrial customers, (iii) agricultural customers, and
     (iv) dealers (located primarily in the Northeast) that resell propane to residential and commercial customers.

(m) For a more complete discussion of pro forma Available Cash and Operating Surplus, see 'Cash Distribution Policy -- Cash Available for Distribution.'

 (n) The Partnership will utilize reserves from time to time to facilitate future funding of, among other things, maintenance capital expenditures, operating expenditures, interest payments and distributions to partners. For example, during the first and fourth fiscal quarters, the Partnership may reserve for operating and capital expenditures to be made in the second and third fiscal quarters. These reserves for operating and capital expenditures may be at their highest at the end of the first quarter, assuming normal weather and operating conditions, as well as the Partnership's existing operations. By the end of the fourth quarter, these reserves would typically be reduced. In addition, the Partnership generally must reserve at the end of the first and third fiscal quarters 50% of the semiannual interest on the First Mortgage Notes due at the end of the second and fourth fiscal quarters. The approximate amount required to be reserved for this purpose in such quarters is $2.7 million. The Partnership may, however, choose to reserve a full interest payment or $5.4 million, at its discretion. The Partnership is also required to make reserves for the future payment of principal and interest on the Bank Credit Facility. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Indebtedness.' Furthermore, the Partnership Agreement allows the Managing General Partner, in its discretion, to reserve for up to four quarters of future distributions of the Minimum Quarterly Distribution to Unitholders. Except as required by the terms of the Partnership's indebtedness, the extent and timing of these reserves, if any, are determinable solely by the Managing General Partner and will largely depend on the actual results of operations of the Partnership and other factors beyond the control of the Managing General Partner. As a result, the amount of such reserves may vary substantially from those described above and no assurance can be given as to the actual level of reserves that will be established with respect to any quarter.

                                  THE OFFERING

Securities Offered........................  6,190,476  Common Units (7,119,047 Common  Units if the Underwriters'
                                              over-allotment option is exercised in full).
Units to be Outstanding After
  the Offering............................  6,190,476 Common Units representing a 55.4% limited partner  interest in  the Partnership and 4,533,638 Subordinated Units representing a
                                              40.6% subordinated general partner interest in the Partnership.  If the  Underwriters'  over-allotment  option  is  exercised  in full,
                                              928,571 additional Common Units will be issued by the  Partnership, resulting  in  7,119,047  Common Units  and  4,533,638 Subordinated
                                              Units outstanding representing a 58.8% limited partner interest and a 37.5% subordinated general  partner interest in the  Partnership, respectively. All 4,533,638 Subordinated Units held by the Managing
                                              General  Partner and  its Affiliates are  general partner interests
                                              (unless the  Managing  General  Partner  or  its  Affiliates  elect otherwise)  and all Common Units issued in the Offering are limited
                                              partner  interests.  The  Subordinated  Units  will   automatically
                                              convert  into limited  partner interests upon  being converted into
                                              Common Units, and may be  converted into limited partner  interests earlier  upon the election of the  Managing General Partner and its
                                              Affiliates or upon a transfer to a non-Affiliate.
Distributions of Available Cash...........  The Partnership  will distribute  all of  its Available  Cash  within approximately  45  days  after  the  end  of  each  quarter  to the
                                              Unitholders (including the Managing General Partner as a holder  of
                                              Subordinated  Units) of record on the applicable record date and to the General Partners. 'Available Cash' for any quarter will consist generally of  all cash  on hand  at  the end  of such  quarter,  as adjusted for reserves. The complete definition of Available Cash is set  forth in the Glossary. The  Managing General Partner has broad discretion in making cash disbursements and establishing  reserves, thereby  affecting  the  amount  of  Available  Cash  that  will be distributed with respect to any quarter. In addition, the terms  of
                                              the   agreements  governing  the   Partnership's  indebtedness  are
                                              expected to require  that certain  reserves be  maintained for  the payment  of  principal and  interest.  See 'Risk  Factors  -- Risks
                                              Inherent in an Investment in the Partnership' for a description  of the  reserves  on  payment  of  principal  and  interest  that  the
                                              Partnership will  be  required  to maintain.  Available  Cash  will generally  be distributed 96% to Unitholders  and 4% to the General
                                              Partners, pro rata, except that if distributions of Available  Cash from  Operating Surplus  within a  quarter exceed  specified target levels in excess of the Minimum Quarterly Distribution the  General
                                              Partners (as holders of the General Partner Interests and the right to  receive Incentive Distributions), will  receive a percentage of such excess distributions that  will increase to up  to 50% of  the excess  distributions above the  highest Target Distribution Level.
                                              On a pro  forma basis,  quarterly distributions  of Available  Cash would  not  have exceeded  such target  levels and  the Partnership would not have distributed any such excess payments to the  General
                                              Partners   in  fiscal   1994  and  1995.   See  'Cash  Distribution
                                              Policy  --  Incentive  Distributions  --  Hypothetical   Annualized
                                              Yield.'   The  General  Partners  will  not  be  required  to  make
                                              additional  capital  contributions  to   the  Partnership  or   the
                                              Operating  Partnership in connection with the exercise of the over-

                                              allotment option, but will nonetheless be entitled to receive 4% of distributions of Available Cash.
Distributions to Common and
  Subordinated Unitholders................  The Partnership intends, to the extent there is sufficient  Available
                                              Cash from Operating Surplus, to distribute to each holder of Common
                                              Units  at least  the Minimum  Quarterly Distribution  of $0.525 per
                                              Common Unit per quarter. The Minimum Quarterly Distribution is  not guaranteed  and is subject  to adjustment as  described under 'Cash
                                              Distribution Policy -- Adjustment of Minimum Quarterly Distribution
                                              and Target Distribution Levels.' The Minimum Quarterly Distribution
                                              for the period from the  closing of the Offering through  September
                                              30,  1996  will be  adjusted  based on  the  actual length  of such period.
                                            With respect to each quarter  during the Subordination Period,  which will  generally  not  end  prior  to  June  30,  2001,  the  Common
                                              Unitholders will generally  have the right  to receive the  Minimum
                                              Quarterly  Distribution,  plus Common  Unit Arrearages,  before any distribution of Available  Cash from Operating  Surplus is made  to the  Subordinated  Unitholders.  This  subordination  feature  will
                                              enhance  the  Partnership's  ability  to  distribute  the   Minimum
                                              Quarterly Distribution on the Common Units during the Subordination
                                              Period. Subordinated Units will not accrue distribution arrearages.
                                              Upon  expiration of the Subordination  Period, Common Units will no longer  accrue  distribution  arrearages.  See  'Cash  Distribution
                                              Policy.'
Subordination Period......................  The  Subordination Period will  generally extend from  the closing of the Offering until  the first  day of any  quarter beginning  after
                                              June  30, 2001 in  respect of which  (i) distributions of Available
                                              Cash  from  Operating   Surplus  on  the   Common  Units  and   the
                                              Subordinated  Units with respect  to each of  the three consecutive four-quarter periods  immediately preceding  such date  equaled  or exceeded  the sum of  the Minimum Quarterly  Distribution on all of
                                              the outstanding  Common Units  and Subordinated  Units during  such periods,  (ii) the  Adjusted Operating  Surplus (as  defined in the
                                              Glossary)  generated   during  each   of  the   three   consecutive
                                              four-quarter  periods  immediately preceding  such date  equaled or exceeded the sum of  the Minimum Quarterly  Distribution on all  of
                                              the outstanding Common Units and Subordinated Units and the related distribution  on the General Partner Interests during such periods, and (iii) there  are no  outstanding Common  Unit Arrearages.  Upon expiration  of the Subordination Period, all remaining Subordinated
                                              Units will convert  into Common  Units on a  one-for-one basis  and will thereafter participate pro rata with the other Common Units in distributions  of  Available Cash.  The Partnership  Agreement also provides that if the Managing General Partner is removed other than for Cause (as  defined in the  Glossary), the Subordination  Period will  end and all outstanding  Subordinated Units will convert into
                                              Common Units. See 'Cash  Distribution Policy' and 'The  Partnership
                                              Agreement.'
Early Conversion of Subordinated Units....  A portion of the Subordinated Units will convert into Common Units on
                                              the   first  day  after   the  record  date   established  for  the
                                              distribution in respect of any quarter ending on or after (a)  June
                                              30,  1999  (with respect  to 1,133,410  of the  Subordinated Units, subject to  adjustment) and  (b)  June 30,  2000 (with  respect  to
                                              1,133,410 Subordinated Units, subject to adjustment), in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units with respect to each of the  three consecutive  four-quarter periods  immediately preceding such date  equaled or  exceeded the  sum of  the Minimum  Quarterly
                                              Distribution   on  all   of  the   outstanding  Common   Units  and
                                              Subordinated Units during such periods, (ii) the Adjusted Operating
                                              Surplus generated during each  of the two consecutive  four-quarter periods immediately preceding such date equaled or exceeded the sum of  the Minimum  Quarterly Distribution  on all  of the outstanding
                                              Common Units and Subordinated Units and the related distribution on the General Partner Interest during  such periods, and (iii)  there are  no outstanding Common Unit Arrearages; provided, however, that the early conversion  of the second  tranche of Subordinated  Units may  not  occur  until  at  least  one  year  following  the  early conversion of the  first tranche of  Subordinated Units. See  'Cash
                                              Distribution  Policy  --  Quarterly  Distributions  from  Operating
                                              Surplus during Subordination Period.'

Incentive Distributions...................  If quarterly  distributions  of  Available  Cash  exceed  the  Target
                                              Distribution  Levels,  the  General  Partners  (as  holders  of the
                                              General Partner  Interests  and  the  right  to  receive  Incentive
                                              Distributions  and  not  as  holders  of  Subordinated  Units) will receive additional distributions of Available Cash that exceed such
                                              Target Distribution Levels as follows:

                                                         MARGINAL
                                                        PERCENTAGE
                                                       INTEREST IN
                                        QUARTERLY     DISTRIBUTIONS
                                       DISTRIBUTION  ----------------
                                          TARGET      UNIT-   GENERAL
                                          AMOUNT     HOLDERS  PARTNERS
                                       ------------  -------  -------

Minimum Quarterly Distribution........       $0.525      96%       4%
First Target Distribution.............       $0.577      96%       4%
Second Target Distribution............       $0.665      85%      15%
Third Target Distribution.............       $0.863      75%      25%
Thereafter............................ above $0.863      50%      50%

                                            The Target Distribution Levels are based on the amounts of  Available
                                              Cash  from Operating Surplus  distributed that exceed distributions made with respect to the Minimum Quarterly Distribution and  Common
                                              Unit Arrearages, if any. See 'Cash Distribution Policy -- Incentive
                                              Distributions  -- Hypothetical Annualized Yield.' The distributions to the General Partners described above  that are in excess of  the
                                              4%  General Partner Interests (and not  as a holder of Subordinated
                                              Units) are  referred to  herein  as the  'Incentive  Distributions'
                                              which  are payable  to the  Managing General  Partner. The Managing
                                              General  Partner  may  transfer  its  right  to  receive  Incentive
                                              Distributions  to one or more Persons (as defined in the Glossary).
                                              On a pro  forma basis,  quarterly distributions  of Available  Cash would  not  have exceeded  such target  levels and  the Partnership would not have distributed any such excess payments to the Managing
                                              General Partner in 1994 and 1995.
Adjustment of Minimum Quarterly
  Distribution and Target Distribution
  Levels..................................  The Minimum Quarterly Distribution and the Target Distribution Levels
                                              are  subject  to  downward  adjustments  in  the  event  that   the
                                              Unitholders  receive distributions  of Available  Cash from Capital
                                              Surplus (as defined in the

                                              Glossary) or legislation is enacted or existing law is modified  or interpreted by the relevant governmental authority in a manner that causes the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal, state or local  income tax  purposes. If,  as a  result of  distributions of
                                              Available Cash from Capital Surplus, the Unitholders receive a full return of the initial public offering price of the Common Units and any unpaid Common Unit Arrearages, the additional distributions  of
                                              Available Cash payable to the General Partners will increase to 50%
                                              of  all  amounts  distributed  thereafter.  See  'Cash Distribution
                                              Policy -- General' and ' -- Distributions from Capital Surplus.'
Partnership's Ability to Issue Additional
  Units...................................  The Partnership  Agreement generally  authorizes the  Partnership  to issue  an unlimited number of  additional limited partner interests
                                              and  other   equity  securities   of  the   Partnership  for   such
                                              consideration  and  on  such  terms  and  conditions  as  shall  be established by the Managing General Partner in its sole  discretion without  the approval of the  Unitholders. During the Subordination
                                              Period, however, the  Partnership may not  issue equity  securities ranking prior or senior to the Common Units or an aggregate of more than  3,095,238 Common Units or  an equivalent number of securities ranking on parity  with the  Common Units  (excluding Common  Units issued  upon exercise  of the  Underwriters' over-allotment option, upon conversion  of  Subordinated  Units, upon  conversion  of  the
                                              Special  General Partner's combined  unsubordinated general partner interest or  in connection  with  certain acquisitions  or  capital additions  and improvements, the repayment of certain indebtedness, or pursuant to employee benefit plans), in either case without  the approval  of a Unit Majority (as defined in the Glossary). See 'The
                                              Partnership Agreement -- Issuance of Additional Securities.'
Limited Call Right........................  If at any  time less than  20% of the  issued and outstanding  Common
                                              Units are held by persons other than the General Partners and their
                                              Affiliates, the General Partners (or an Affiliate designated by the
                                              General Partners) may purchase all of the remaining Common Units at a  price generally  equal to the  then current market  price of the
                                              Common Units.  See  'The  Partnership  Agreement  --  Limited  Call
                                              Right.'
Limited Voting Rights.....................  Unitholders will have only limited voting rights on matters affecting
                                              the   Partnership's  business  as   specified  in  the  Partnership
                                              Agreement. The  approval of  at least  a majority  (and in  certain cases  a  greater  percentage)  of the  outstanding  Units  will be required in  such  instances.  The Managing  General  Partner  will
                                              manage   and   operate  the   Partnership.  See   'The  Partnership
                                              Agreement.'
Removal and Withdrawal of the General
  Partners................................  Subject to certain  conditions, the Managing  General Partner may  be removed upon the approval of the holders of at least 66 2/3% of the outstanding Units (including Units held by the General Partners and their Affiliates). A meeting of the holders of the Common Units may be called only by the Managing General Partner or by the holders of
                                              20%  or more of the outstanding  Common Units. The Managing General
                                              Partner's current ownership interest  in the Partnership  precludes any  vote to  remove the  Managing General  Partner or  the Special
                                              General Partner  without the  Managing General  Partner's  consent.
                                              Generally, the Special

                                              General  Partner shall be removed or withdraw as general partner of the Partnership and the Operating  Partnership upon the removal  or withdrawal  of the Managing General  Partner. However, upon certain bankruptcy  related  withdrawal  events  of  the  Managing  General
                                              Partner,  the Special  General Partner  will not  withdraw but will become  the  managing  general  partner  of  the  Partnership.  The
                                              Managing  General Partner has agreed not to voluntarily withdraw as managing general  partner  of  the Partnership  and  the  Operating
                                              Partnership  prior to June 30, 2006, subject to limited exceptions, without obtaining the approval  of a Unit  Majority (as defined  in the  Glossary) and furnishing an Opinion  of Counsel (as defined in the Glossary).  See 'The  Partnership  Agreement --  Withdrawal  or
                                              Removal of the General Partners' and ' -- Meetings; Voting.'
Change of Management Provisions...........  Any  person  or  group  (other than  the  General  Partners  or their
                                              Affiliates) that acquires  beneficial ownership of  20% or more  of the outstanding Units of any class will lose its voting rights with respect  to all of its Units.  In addition, if the Managing General
                                              Partner  is  removed  as  the  managing  general  partner  of   the
                                              Partnership  other than for Cause and the Units held by the General
                                              Partners and  their  Affiliates are  not  voted in  favor  of  such removal,  the  Subordination  Period  will  end,  all  Common  Unit
                                              Arrearages will terminate, all outstanding Subordinated Units  will immediately  convert into Common  Units on a  one-for-one basis and the General Partners  will have  the right to  convert the  General
                                              Partner  Interests into Common Units or  to receive in exchange for such interests, cash  payments equal  to the fair  market value  of such  interests. See  'The Partnership  Agreement --  Withdrawal or
                                              Removal of  the  General  Partners,' '  --  Meetings;  Voting'  and
                                              ' -- Change of Management Provisions.'
Transfer Restrictions.....................  All  purchasers of  Common Units  in the  Offering and  purchasers of
                                              Common Units in the open market  who wish to become Unitholders  of record must deliver an executed transfer application (the 'Transfer
                                              Application,'  the form of which is  included in this Prospectus as
                                              Appendix B) before the  issuance or transfer  of such Common  Units will be registered and before cash distributions and federal income tax allocations will be made to the transferee. See 'Description of the Common Units -- Transfer of Common Units.'
Distributions Upon Liquidation............  In  the  event  of  any liquidation  of  the  Partnership  during the
                                              Subordination Period, the outstanding Common Units will be entitled to receive a distribution out of the net assets of the  Partnership in  preference  to  liquidating distributions  on  the Subordinated
                                              Units to the extent of their Unrecovered Capital (as defined in the
                                              Glossary) and  any unpaid  Common  Unit Arrearages.  Under  certain circumstances,  there may be  insufficient gain for  the holders of
                                              Common Units to fully recover  all such amounts, even though  there may  be cash available for  distribution to holders of Subordinated
                                              Units. Following conversion of  the Subordinated Units into  Common
                                              Units,  all Units will be treated  the same upon liquidation of the
                                              Partnership. See 'Cash Distribution Policy -- Distributions of Cash
                                              Upon Liquidation.'
Use of Proceeds...........................  The net proceeds  to the Partnership  from the sale  of Common  Units offered  in the Offering (assuming an initial public offering price of $21.00 per Common Unit) are estimated to

                                              be  approximately   $118.2  million,   after  deducting   estimated
                                              underwriting discounts and commissions and fees and expenses of the
                                              Offering.  As of  May 31, 1996,  approximately $66  million of such proceeds will be  used to  repay indebtedness  of National  Propane outstanding under the Existing Credit Facility, approximately $40.7 million  will be  used to make  the Partnership Loan  to Triarc and approximately $11.5 million will be used to pay accrued  management fees  and tax sharing payments due  to Triarc. If the Underwriters'
                                              over-allotment is exercised in  full, the estimated additional  net proceeds  will  be  approximately  $18.1 million.  All  of  the net
                                              proceeds  from  the   exercise,  if  any,   of  the   Underwriters'
                                              over-allotment  option will be retained by the Partnership and used for general partnership purposes.
Listing...................................  The Common Units have been approved for listing on the New York Stock
                                              Exchange, Inc. ('NYSE') upon notice of issuance.
NYSE Symbol...............................  'NPL'

                         SUMMARY OF TAX CONSIDERATIONS

     The tax consequences of an investment in the Partnership to a particular investor will depend in part on the investor's own tax circumstances. Each prospective investor should consult a tax advisor about the federal, state and local tax consequences of an investment in Common Units. The following is a brief summary of certain expected tax consequences of owning and disposing of Common Units. The following discussion, insofar as it relates to federal income tax laws, is based in part upon the opinion of Counsel described in 'Tax
Considerations.' This summary is qualified by the discussion in 'Tax Considerations,' particularly the qualifications on the opinions of Counsel described therein.

PARTNERSHIP STATUS

     In the opinion of Counsel, the Partnership will be classified for federal income tax purposes as a partnership, and the beneficial owners of Common Units will generally be considered partners in the Partnership. Accordingly, the Partnership will pay no federal income taxes, but the Partnership's income, gains, losses and deductions will be includable in the federal income tax returns of the Unitholders. In general, cash distributions to a Unitholder will be taxable only if, and to the extent that, they exceed the tax basis in such Unitholder's Common Units.

PARTNERSHIP ALLOCATIONS

     In general, income and loss of the Partnership will be allocated to the General Partners and the Unitholders for each taxable year in accordance with their respective percentage interests in the Partnership, as determined annually and prorated on a monthly basis and subsequently apportioned among the General Partners and the Unitholders of record as of the opening of the first business day of the month to which they relate, even though Unitholders may dispose of their Units during the month in question. For purposes of determining federal income tax liability, a Unitholder will be required to take into account income generated by the Partnership allocable to such Unitholder for each taxable year of the Partnership ending within or with the Unitholder's taxable year even if cash distributions are not made to such Unitholder. As a consequence, a Unitholder's share of taxable income of the Partnership (and possibly the income tax payable by such Unitholder with respect to such income) may exceed the cash, if any, actually distributed to such Unitholder.

RATIO OF TAXABLE INCOME TO DISTRIBUTIONS

     The Partnership estimates that a purchaser of Common Units in the Offering who holds such Common Units through December 31, 2000, will be allocated, on a cumulative basis, an amount of federal taxable income for such period that will be less than 30% of the cash distributed with respect to that period. The Partnership further estimates that for taxable years after the taxable year ending December 31, 2000, the taxable income allocable to the Unitholders will represent a significantly higher percentage (and could in certain circumstances exceed the amount) of cash distributed to them. These estimates are based upon the assumption that the gross income from operations will approximate an amount required to make the Minimum Quarterly Distribution with respect to all Units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties which are beyond the control of the Partnership. Further, the estimates are based on current tax law and certain tax reporting positions that the Partnership intends to adopt and with which the IRS could disagree. Accordingly, no assurance can be given that the estimates will prove to be correct. The actual percentages could be higher or lower than as described above and any differences could be material. See 'Tax Considerations -- Tax Consequences of Unit Ownership -- Ratio of Taxable Income to Distributions.'

BASIS OF COMMON UNITS

     A Unitholder's initial tax basis for a Common Unit purchased in the Offering will generally be the amount paid for the Common Units. A Unitholder's basis is generally increased by such Unitholder's

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
share of Partnership income and decreased by such Unitholder's share of Partnership losses and distributions.

LIMITATIONS ON DEDUCTIBILITY OF PARTNERSHIP LOSSES

     In the case of taxpayers subject to the passive loss rules (such as individuals and closely held corporations), any Partnership losses will be available only to offset future income generated by the Partnership and cannot be used to offset income from other activities, including passive activities or investments. Any losses unused by virtue of the passive loss rules may be deducted when the Unitholder disposes of all of his Common Units in a fully taxable transaction with an unrelated party. In addition, a Unitholder may deduct such Unitholder's share of Partnership losses only to the extent the losses do not exceed such Unitholder's basis in such Unitholder's Common Units or, in the case of taxpayers subject to the 'at risk' rules (such as individuals), the amount the Unitholder is at risk with respect to the Partnership's activities, if less than such tax basis.

SECTION 754 ELECTION

     The Partnership intends to make the election provided for by Section 754 of the Internal Revenue Code of 1986, as amended (the 'Code'), which will generally result in a Unitholder being allocated income and deductions calculated by reference to the portion of that Unitholder's purchase price attributable to each asset of the Partnership.

DISPOSITION OF COMMON UNITS

     A Unitholder who sells Common Units will recognize gain or loss equal to the difference between the amount realized and the adjusted tax basis in those Common Units. Thus, distributions of cash from the Partnership to a Unitholder in excess of the income allocated to such Unitholder will, in effect, become taxable income if such Unitholder sells the Common Units at or above their original cost. A portion of the amount realized (whether or not representing gain) may be ordinary income.

STATE, LOCAL AND OTHER TAX CONSIDERATIONS

     In addition to federal income taxes, Unitholders will be subject to other taxes, such as state and local income taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which a Unitholder resides or in which the Partnership does business or owns property. Although an analysis of those various taxes is not presented here, each prospective Unitholder should consider their potential impact on such Unitholder's investment in the Partnership. The Partnership will initially own property and conduct business in New York, Florida, Michigan and 21 other states. A Unitholder will also be required to file state income tax returns and to pay taxes in various states and may be subject to penalties for failure to comply with such requirements. Based on 1995 revenues, the Managing General Partner currently anticipates that substantially all of the Partnership's income will be generated in Arkansas, Arizona, Colorado, Connecticut, Florida, Iowa, Illinois, Massachusetts, Michigan, Minnesota, Missouri, New Hampshire, New Mexico, New York, and Wisconsin. Each of the states, other than Florida, in which the Managing General Partner currently anticipates that a substantial portion of the Partnership's income will be generated currently imposes a personal income tax. In certain states, tax losses may not produce a tax benefit in the year incurred (if, for example, the Partnership has no income from sources within that state) and also may not be available to offset income in subsequent taxable years. Some of the states may require the Partnership, or the Partnership may elect, to withhold a percentage of income from amounts to be distributed to a Unitholder who is not a resident of that state. Withholding, the amount of which may be more or less than a particular Unitholder's income tax liability to the state, may not relieve the nonresident Unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to Unitholders for purposes of determining the amounts distributed by the Partnership. Based on current law and its estimate of future Partnership operations, the Partnership anticipates that any amounts required to be withheld will not be material.

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
     It is the responsibility of each prospective Unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of such Unitholder's investment in the Partnership. Accordingly, each prospective Unitholder should consult, and must depend upon, that Unitholder's own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each Unitholder to file all federal, state and local tax returns that may be required of such Unitholder. Counsel has not rendered an opinion on the state or local tax consequences of an investment in the Partnership.

OWNERSHIP OF COMMON UNITS BY TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER
INVESTORS

     An investment in Common Units by tax-exempt organizations (including individual retirement accounts and other retirement plans), regulated investment companies and foreign persons raises issues unique to such persons. Virtually all of the Partnership income allocated to a Unitholder which is a tax-exempt organization will be unrelated business taxable income, and thus will be taxable to such Unitholder; no significant amount of the Partnership's gross income will be qualifying income for purposes of determining whether a Unitholder will qualify as a regulated investment company; and a Unitholder who is a nonresident alien, foreign corporation or other foreign person will be regarded as being engaged in a trade or business in the United States as a result of ownership of a Common Unit and thus will be required to file federal income tax returns and to pay tax on such Unitholder's share of Partnership taxable income. See 'Tax Considerations -- Uniformity of Units -- Tax-Exempt Organizations and Certain Other Investors.'

TAX SHELTER REGISTRATION

     The Code generally requires that 'tax shelters' be registered with the Secretary of the Treasury. It is arguable that the Partnership will not be subject to this registration requirement. Nevertheless, the Partnership has applied for registration as a tax shelter with the IRS. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN THE PARTNERSHIP OR THE CLAIMED TAX BENEFITS HAS BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. See 'Tax Considerations -- Administrative Matters -- Registration as a Tax Shelter.'

                                  RISK FACTORS

     A prospective investor should carefully consider the risk factors set forth below as well as the other information set forth in this Prospectus before purchasing the Common Units offered in the Offering.

RISKS INHERENT IN THE PARTNERSHIP'S BUSINESS

WEATHER CONDITIONS AFFECT THE DEMAND FOR PROPANE

     Weather conditions, which can vary substantially from year to year, have a significant impact on the demand for propane for both heating and agricultural purposes. Many customers of the Partnership rely heavily on propane as a heating fuel. Accordingly, the volume of propane sold is at its highest during the six-month peak heating season of October through March and is directly affected by the severity of the winter weather. Historically, approximately 66% of the Partnership's retail propane volume has been sold during this peak heating season. Actual weather conditions, therefore, may significantly affect the Partnership's financial performance. For example, warm weather during the winter of 1994-95 significantly decreased the overall demand for propane, and adversely affected the Partnership's operating income. Furthermore, despite the fact that overall weather conditions may be normal, variations in weather in one or more regions in which the Partnership operates can significantly affect the total volume of propane sold by the Partnership and, consequently, the Partnership's results of operations. Variations in the weather in the Midwest, where the majority of the Partnership's retail volume is sold, and in the Northeast, where the Partnership has a greater concentration of higher margin residential accounts, will generally have a greater impact on the Partnership's EBITDA and operating income than variations in the weather in other markets. See
'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

THE PARTNERSHIP WILL BE SUBJECT TO PRICING AND INVENTORY RISK

     The retail propane business is a 'margin-based' business in which gross profits depend on the excess of sales prices over propane supply costs. Consequently, the Partnership's profitability will be sensitive to changes in wholesale propane prices. Propane is a commodity, and as such, its unit price is subject to volatile changes in response to changes in supply or other market conditions. The Partnership will have no control over these market conditions. Consequently, the unit price of propane purchased by the Partnership, as well as other propane marketers, can change rapidly over a short period of time. In general, product supply contracts permit suppliers to charge posted prices (plus transportation costs) at the time of delivery or the current prices established at major storage points such as Mont Belvieu, Texas, or Conway, Kansas. Since rapid increases in the wholesale cost of propane may not be immediately passed on to customers, such increases could reduce the Partnership's gross profits. See ' -- The Retail Propane Business Is Highly Competitive.'


     Propane is available from numerous sources, including integrated international oil companies, independent refiners and independent wholesalers. The Partnership purchases propane from a variety of suppliers pursuant to supply contracts or on the spot market. In 1995, approximately 81% of the propane purchased by the Partnership was produced domestically and approximately 19% was produced in Canada. To the extent that the Partnership purchases propane from foreign (including Canadian) sources, its propane business will be subject to risks of disruption in foreign supply. The Partnership generally attempts to minimize inventory risk by purchasing propane on a short-term basis. However, the Partnership has on occasion purchased, and may in the future purchase, large volumes of propane during periods of low demand, which generally occur during the summer months, at the then current market price, for storage both at its service centers and in the Partnership's major storage facilities for future resale. As of May 31, 1996, the Partnership's total storage capacity was approximately 33 million gallons (including approximately one million gallons of storage capacity currently leased to third parties). See 'Business and Properties -- Properties.' Because of the potential volatility of propane prices, the market price for propane could fall below the price at which the Partnership purchased propane held in inventory, thereby adversely affecting gross margins or sales or rendering sales from such inventory unprofitable. Except for the occasional opportunistic buying described above, the Partnership has not engaged in any significant hedging activities with respect to its propane supply requirements, although it may do so in the future. See 'Business and Properties -- Propane Supply and Storage.'

THE RETAIL PROPANE BUSINESS IS HIGHLY COMPETITIVE

     The Partnership's business is highly competitive. Competition within the propane distribution industry stems primarily from three types of participants: larger multi-state marketers, local independent marketers and farm cooperatives. Some of the Partnership's competitors may be larger or have greater financial and other resources or lower operating costs than the Partnership. Generally, warmer-than-normal weather further intensifies competition. In addition, competitive conditions vary by region. Currently, competition is particularly intense in the Midwest, while the Partnership faces relatively less competition in the Northeast and Southeast.

     Most of the Partnership's service centers compete with several other marketers or distributors and certain service centers compete with a large number of marketers or distributors. The principal factors influencing competition with other retail marketers are price, reliability and quality of service, responsiveness to customer needs and safety concerns. Each service center operates in its own competitive environment, as retail marketers are typically located in close proximity to customers to lower the cost of providing service. Service centers located in the Midwest face particularly intense competition in the retail market as retail customers in that region generally use higher volumes of propane and are therefore more sensitive to price fluctuations than customers located in other regions. Of the Partnership's 165 service centers, 73 are located in the Midwest where approximately 47.4% of the Partnership's total retail propane volume was sold in 1995.

THE RETAIL PROPANE BUSINESS IS MATURE AND THE PARTNERSHIP'S ABILITY TO GROW LARGELY DEPENDS UPON ACQUIRING OTHER RETAIL DISTRIBUTORS

     The retail propane industry is mature, and the Partnership foresees only limited growth in total retail demand for propane. The Partnership expects the overall demand for propane to remain relatively constant over the next several years, with year-to-year industry volumes being affected primarily by weather patterns. Moreover, as a result of long-standing customer relationships that are typical in the retail home propane industry, the inconvenience of switching tanks and suppliers and propane's higher cost than certain other energy sources, such as natural gas, the Partnership may experience difficulty in acquiring new retail customers. Therefore, while the Partnership's business strategy includes opening new locations, adding new retail customers and retaining existing customers, the ability of the Partnership's propane business to grow will depend in large part on its ability to acquire other retail distributors.

     In making acquisitions of other retail distributors, the Partnership will have to compete with other companies, some of which may be larger or have greater financial or other resources than the Partnership. In addition, there can be no assurance that the Partnership will identify attractive acquisition candidates in the future, will be able to acquire such candidates on acceptable terms, or will be able to finance such acquisitions. If the Partnership is able to make acquisitions, there can be no assurance that such acquisitions will not dilute earnings and distributions on the Units, or that any additional debt incurred to finance acquisitions will not affect the ability of the Partnership to make distributions on the Units. Moreover, the Partnership is subject to certain debt incurrence covenants in certain agreements governing its indebtedness that might restrict the Partnership's ability to incur indebtedness to finance acquisitions. For additional information regarding such debt incurrence covenants and the Partnership's availability under the Working Capital Facility and the Acquisition Facility, see 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources' and ' -- Description of Indebtedness.' Also, to the extent that warm weather adversely affects the Partnership's operating and financial results, the Partnership's access to capital and its acquisition activities may be limited.

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
THE RETAIL PROPANE BUSINESS FACES COMPETITION FROM ALTERNATIVE ENERGY SOURCES

     Propane is sold in competition with other sources of energy, some of which are less costly for equivalent energy value. The Partnership competes for customers against suppliers of electricity, natural gas and fuel oil. Electricity is a major competitor of propane, but propane generally enjoys a competitive price advantage over electricity. Propane is generally not competitive with natural gas in those areas where natural gas is readily available because natural gas is a significantly less expensive source of energy than propane. The gradual expansion of the nation's natural gas distribution systems has resulted in the availability of natural gas in areas that previously depended upon propane. To a lesser extent, the Partnership also competes for customers against suppliers of fuel oil. In addition, the development of alternative energy sources may have an adverse effect on the operations of the Partnership. See 'Business and Properties -- Competition.'

ENERGY EFFICIENCY AND TECHNOLOGY TRENDS MAY AFFECT DEMAND

     The national trend toward increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, has adversely affected, and may continue to adversely affect, demand for propane by retail customers. The Partnership cannot predict the effect of future conservation measures or the effect that any technological advances in heating, conservation, energy generation or other devices might have on its operations.

THE PARTNERSHIP IS SUBJECT TO OPERATING AND LITIGATION RISKS WHICH MAY NOT BE COVERED BY INSURANCE

     The Partnership's operations are subject to the operating hazards and risks normally associated with handling, storing and delivering combustible liquids such as propane. As a result, the Partnership has been, and is likely to continue to be, a defendant in various legal proceedings and litigation arising in its ordinary course of business. The Partnership intends to self-insure (as National Propane currently does) and maintain insurance policies with insurers in such amounts and with such coverages and deductibles as the Managing General Partner believes are reasonable and prudent. However, there can be no assurance that such insurance will be adequate to protect the Partnership from all material expenses related to potential future claims or that such levels of insurance will be available in the future at economical prices. Moreover, there can be no assurance that future claims within the Partnership's self-insured retention will not, individually or in the aggregate, have a material adverse effect on the business of the Partnership.

     The Partnership will assume the liabilities of National Propane for certain potential environmental remediation costs, primarily costs related to remediation of coal tar contamination at the Partnership's Marshfield, Wisconsin facility. The Partnership believes the contamination of such property occurred during its use as a coal gasification plant by a previous owner. To the extent that there are any environmental liabilities unknown to the Partnership or that known environmental liabilities result in material costs in excess of amounts accrued or any environmental laws are made more stringent, there can be no assurance that the Partnership's results of operations or ability to make distributions to Unitholders will not be materially and adversely affected. In addition, future claims or environmental liabilities not covered by insurance or indemnification, or a large number of claims incurred by the Partnership in the future that are within the Partnership's self-insured retention, could have a material adverse effect on the business, results of operations or financial position of the Partnership and the ability of the Partnership to make the Minimum Quarterly Distribution. See 'Business and Properties -- Government Regulation' and ' -- Litigation and Contingent Liabilities.'

RISKS INHERENT IN AN INVESTMENT IN THE PARTNERSHIP

CASH DISTRIBUTIONS ARE NOT GUARANTEED AND MAY FLUCTUATE WITH PARTNERSHIP PERFORMANCE

     Although the Partnership will distribute all of its Available Cash, there can be no assurance regarding the amounts of Available Cash that the Partnership will generate. The actual amounts of

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
Available Cash will depend upon numerous factors, including profitability of operations, required principal and interest payments on the Partnership's debt, interest payments from Triarc on the Partnership Loan, the cost of acquisitions (including related debt service payments), restrictions contained in the Partnership's debt instruments, the issuance of debt and equity securities by the Partnership, fluctuations in working capital, capital expenditures, adjustments in reserves, prevailing economic conditions and financial, business and other factors, a number of which may be beyond the control of the Partnership. Cash distributions are dependent primarily on cash flow and not on profitability, which is affected by non-cash items. Therefore, cash distributions may be made during periods when the Partnership records losses and may not be made during periods when the Partnership records profits. The amount of Available Cash from Operating Surplus needed to distribute the Minimum Quarterly Distribution for four quarters on the Common Units and Subordinated Units to be outstanding immediately after the Offering and on the General Partner Interests is approximately $23.5 million (approximately $13.0 million for the Common Units, $9.5 million for the Subordinated Units and $1.0 million for the General Partner Interests). If the Underwriters' over-allotment option is exercised in full, such amounts would be approximately $15.0 million for the Common Units, $9.5 million for the Subordinated Units and $1.0 million for the General Partner Interests, or an aggregate of approximately $25.5 million. Pro forma Available Cash from Operating Surplus generated during 1994 and 1995 (approximately $22.7 million and $17.6 million, respectively) would have been sufficient to cover the Minimum Quarterly Distribution for the four quarters in each such year on all of the outstanding Common Units and the related distribution on the General Partner Interests, but would have been insufficient by approximately $0.8 million and $5.9 million to cover the Minimum Quarterly Distribution on the Subordinated Units and the related distribution on the General Partner Interests in 1994 and 1995, respectively. In addition, assuming that no interest payments were made by Triarc on the Partnership Loan, the amount of pro forma Available Cash from Operating Surplus generated during 1994 and 1995 would have been approximately $17.2 million and $12.1 million, respectively. The $17.2 million generated in 1994 would have been sufficient to cover the Minimum Quarterly Distribution for the four quarters in 1994 on all of the outstanding Common Units and the related distribution on the General Partner Interests, but the $12.1 million generated during 1995 would have been insufficient by approximately $1.4 million to cover the Minimum Quarterly Distribution for the four quarters in 1995 on all of the Common Units and the related distribution on the General Partner Interests. See ' -- A Portion of the Partnership's Cash Receipts will be Interest Payments from Triarc on the Partnership Loan' and 'Cash Distribution Policy -- Partnership Loan.' In 1994 and 1995, on a pro forma basis, quarterly distributions of Available Cash would not have exceeded any Target Distribution Level and the Partnership would not have made any Incentive Distributions to the Managing General Partner.

     The Partnership Agreement gives the Managing General Partner discretion in establishing reserves for the proper conduct of the Partnership's business that will affect the amount of Available Cash. Due to the seasonal nature of the Partnership's business, the Managing General Partner expects that it will make additions to reserves during certain quarters in order to fund operating expenses and distributions to partners with respect to other quarters. In addition, the Partnership will be required to make reserves for the future payment of principal and interest on the First Mortgage Notes and in certain instances for the future payment of principal and interest under the Bank Credit Facility. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Indebtedness.' The Partnership anticipates that reserves for interest on the First Mortgage Notes will be established at approximately $2.7 million at each March and September, commencing September, 1996 and the reserves will be eliminated when interest payments are made on the First Mortgage Notes in June and December. The $2.7 million reserved for interest would be approximately 11.5% (10.6% if the Underwriters' over-allotment option is exercised in full) of the amount of Available Cash needed to distribute the Minimum Quarterly Distribution for four quarters on the Common Units and the Subordinated Units to be outstanding immediately after the Offering and on the General Partner Interests. Reserves for repayment of principal on the First Mortgage Notes are not required until September 2002 and then will equal 25%, 50% and 75%, respectively, of the next installment of principal at each September, December and March and the reserves will be eliminated when principal payments are made on the First Mortgage Notes in June. The $3.75 million reserved quarterly for principal payments would be approximately 16.0% (14.7% if the Underwriters' over-allotment option is exercised in full) of the amount of Available Cash needed to distribute the Minimum Quarterly Distribution for four quarters on the Common Units and the Subordinated Units to be outstanding immediately after the Offering and on the General Partner Interests. Furthermore, the First Mortgage Notes and the Bank Credit Facility will limit the Operating Partnership's ability to distribute cash to the Partnership. Distributions from the Operating Partnership will be the Partnership's primary source of Available Cash. Subsequent refinancing of the First Mortgage Notes or the Bank Credit Facility, as well as other indebtedness incurred by the Partnership, may have similar or even more limiting restrictions. As a result of these and other factors, there can be no assurance regarding the actual levels of cash distributions by the Partnership, and the Partnership's ability to distribute cash may be limited during the existence of any events of default under any of the Partnership's debt instruments.

A PORTION OF THE PARTNERSHIP'S CASH RECEIPTS WILL BE INTEREST PAYMENTS FROM TRIARC ON THE PARTNERSHIP LOAN

     Approximately $5.5 million of the Partnership's annual cash receipts will be interest payments from Triarc under the Partnership Loan, which bears interest at an annual rate of 13.5%. On a pro forma basis such amount represents approximately 31% of the Partnership's Available Cash from Operating Surplus in 1995. Consequently, Triarc's failure to make interest payments under the Partnership Loan would adversely affect the ability of the Partnership to make the Minimum Quarterly Distribution to all Unitholders. Assuming that no interest payments were made by Triarc on the Partnership Loan, the amount of pro forma Available Cash from Operating Surplus generated during 1995 would have been insufficient by approximately $1.4 million to cover the Minimum Quarterly Distribution on the Common Units and the related distribution on the General Partner Interests.

     Because  Triarc  is  a  holding  company,  its  ability  to  meet  its cash requirements (including required interest and principal payments on the Partnership Loan) is primarily dependent (in addition to its cash on hand) upon cash flows from its subsidiaries, including loans and cash dividends and reimbursement by subsidiaries to Triarc in connection with its providing certain management services and payments by subsidiaries under certain tax sharing agreements. Under the terms of various indentures and credit arrangements, Triarc's principal subsidiaries are currently unable to pay any dividends or make any loans or advances to Triarc. In addition, the Partnership Loan does not restrict Triarc's ability to sell, convey, transfer or encumber the stock or assets of any of its subsidiaries (other than the Managing General Partner and SEPSCO), or its ability to dispose of its cash on hand or other assets. Triarc's cash on hand as of May 31, 1996, after giving effect to the closing of the Offering, will be approximately $210.0 million. The Partnership believes that such amount of cash on hand, plus distributions from certain of Triarc's subsidiaries, will enable Triarc to have adequate cash resources to meet its short term cash requirements, including required interest payments on the Partnership Loan. See 'Cash Distribution Policy -- Partnership Loan' and 'Certain Information Regarding Triarc.' However, there can be no assurance that Triarc will continue to have cash on hand or that in the future it will receive sufficient distributions from its subsidiaries in order to enable it to satisfy its obligations under the Partnership Loan. Also, the Partnership Loan does not limit Triarc's ability to, and there can be no assurances that Triarc will not in the future, incur indebtedness and other obligations that will rank pari passu with Triarc's obligations under the Partnership Loan or be secured by assets of Triarc that do not secure the Partnership Loan. The failure of Triarc to make payments of principal and interest on the Partnership Loan when due would have an adverse effect on the ability of the Partnership to make distributions to Unitholders. In addition, Triarc is permitted to prepay the Partnership Loan under certain circumstances. The prepayment by Triarc of all or a portion of the Partnership Loan and the failure by the Partnership to reinvest such funds in a manner that generates an equivalent amount of cash flow could have an adverse effect on the Partnership's ability to make distributions to Unitholders. The Partnership Loan is recourse to Triarc and is secured by a pledge by Triarc of all of the shares of capital stock of the Managing General Partner owned by Triarc (approximately 75.7% of the Managing General Partner's outstanding capital stock as of the date of this Prospectus). See 'Cash Distribution Policy -- Partnership Loan' and 'Certain Information Regarding Triarc.'

THE PARTNERSHIP'S INDEBTEDNESS MAY LIMIT THE PARTNERSHIP'S ABILITY TO MAKE DISTRIBUTIONS AND MAY AFFECT ITS OPERATIONS

     On a pro forma basis as of March 31, 1996, assuming consummation of the transactions contemplated by this Prospectus, the Partnership would have had approximately $126.5 million in total consolidated indebtedness and the amount of such indebtedness as a percentage of total capitalization would have been approximately 79.4%. As a result, the Partnership will be significantly leveraged and will have indebtedness that is substantial in relation to its partners' capital. Although the Partnership does not intend to draw on the Bank Credit Facility at the time of the closing of this Offering, future borrowings could result in a significant increase in the Partnership's leverage. Furthermore, the Managing General Partner may cause the Partnership to incur additional indebtedness, including borrowings that have the purpose or effect of enabling the Managing General Partner to receive distributions or hastening the conversion of Subordinated Units into Common Units. The ability of the
Partnership to make principal and interest payments will depend on future performance, which is subject to many factors, some of which will be outside the Partnership's control. Certain of the Partnership's indebtedness contain provisions relating to change of control. If such provisions are triggered, such outstanding indebtedness may become immediately due. In such event, there is no assurance that the Partnership would be able to pay such indebtedness. In addition, the First Mortgage Notes and the Bank Credit Facility will be secured by substantially all of the assets of the Operating Partnership and will contain restrictive covenants that limit the ability of the Operating Partnership to distribute cash and to incur additional indebtedness. In the case of a continuing default by the Operating Partnership under such indebtedness, the lenders would have the right to foreclose on the Operating Partnership's assets, which would have a material adverse effect on the Partnership. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Indebtedness.' Payment of principal and interest on such indebtedness, as well as compliance with the requirements and covenants of such indebtedness, may limit the Partnership's ability to make distributions to Unitholders. The Partnership's leverage may also adversely affect the ability of the Partnership to finance its future operations and capital needs, may limit its ability to pursue other business opportunities and may make its results of operations more susceptible to adverse economic conditions. See 'Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Description of Indebtedness.'

PARTNERSHIP ASSUMPTIONS CONCERNING FUTURE OPERATIONS AND WEATHER MAY NOT BE REALIZED

     In establishing the terms of the Offering, including the number and initial offering price of Common Units, the number of Subordinated Units and the amount of the Minimum Quarterly Distribution, the Partnership relied on certain assumptions concerning its operations through the quarter ending December 31, 1997, including the assumptions that normal weather conditions will prevail in the Partnership's operating areas, that the Partnership's operating margins will remain constant, that all required interest payments on the Partnership Loan will be made by Triarc, and that market and overall economic conditions will not change substantially. Although the Partnership believes its assumptions are reasonable, whether the assumptions are realized is not, in a number of cases, within the control of the Partnership and cannot be predicted with any degree of certainty. See 'Cash Distribution Policy -- Cash Available for Distribution.'

     Because a substantial portion of the Partnership's propane is used in the heating-sensitive residential and commercial markets, weather conditions have a particularly significant effect on the financial performance of the Partnership. See ' -- Risks Inherent in the Partnership's Business -- Weather Conditions Affect the Demand for Propane.' In preparing its forecasts of future operations, management of the Partnership requested each regional and service center manager to provide a forecast of propane sales volumes based upon the assumption that normal weather conditions will prevail in such region or locality. Accordingly, the Partnership's assumptions concerning its future operations are based in significant part on an aggregate of forecasted regional propane volumes which, in turn, are based on the assumption that normal weather conditions will prevail in the Partnership's operating areas.

     There is a substantial risk that the Partnership's assumptions concerning the weather will not prove to be correct in any year or series of years. Actual weather conditions can vary substantially from historical averages, and there can be no assurance that weather conditions in the future will not be warmer than weather conditions in the past. For example, the Partnership believes that during the 10 years and the five years ended June 30, 1995, nationwide weather averaged 3.0% and 3.3% warmer than normal, respectively, compared to the number of average Degree Days (as defined in the Glossary) on a nationwide basis during the 30-year period ended June 30, 1991, as determined by the U.S. Department of Commerce's National Climatic Data Center. During such 10-year period, eight of such years were warmer than normal (by as much as 10.3% for the year ended June 30, 1991), while two were colder than normal (by as much as 3.6% for the year ended June 30, 1994).

     The Partnership believes that the information from the National Climatic Data Center shown above regarding nationwide weather is useful in evaluating the general extent of weather variations in the Partnership's areas of operations. However, weather conditions in the Partnership's areas of operation may vary from normal on a year-to-year basis to a greater extent than weather conditions on a nationwide basis. Should weather conditions in the Partnership's operating areas be warmer than normal, particularly during the October through March peak heating season, the Partnership's results of operations would be adversely affected.

THE MANAGING GENERAL PARTNER WILL MANAGE AND OPERATE THE PARTNERSHIP; HOLDERS OF COMMON UNITS HAVE LIMITED VOTING RIGHTS

     The Managing General Partner will manage and operate the Partnership. Unlike the holders of common stock in a corporation, holders of outstanding Common Units will have only limited voting rights on matters affecting the Partnership's business. Holders of Common Units will have no right to elect the Managing General Partner on an annual or other continuing basis, and the Managing General Partner generally may not be removed except pursuant to the vote of the holders of not less than 66 2/3% of the outstanding Units (including Units owned by the General Partners and their Affiliates). The Managing General Partner's current ownership interest in the Partnership precludes any vote to remove the Managing General Partner without its consent. In addition, if at any time any person or group other than the General Partners and their Affiliates beneficially owns more than 20% of the Units of any class then outstanding, such person or group will lose voting rights with respect to all of its Units. As a result, holders of Common Units will have limited influence on matters affecting the operation of the Partnership, and third parties may find it difficult to attempt to gain control or influence the activities of the Partnership. See 'The Partnership Agreement.'

PURCHASERS OF COMMON UNITS WILL EXPERIENCE DILUTION

     Purchasers of Common Units in the Offering will experience substantial and immediate dilution in net tangible book value of $19.83 per Common Unit from the initial public offering price, the Managing General Partner will experience an increase in net tangible book value of $22.27 per Unit and each Common Unit will have a pro forma net tangible book value of $1.17 per Common Unit (assuming an initial public offering price of $21.00 per Common Unit). See 'Dilution.'

COST REIMBURSEMENTS AND FEES DUE TO THE MANAGING GENERAL PARTNER MAY BE SUBSTANTIAL AND COULD ADVERSELY AFFECT THE PARTNERSHIP'S ABILITY TO MAKE DISTRIBUTIONS.

     Prior to making any distribution on the Common Units, the Partnership will reimburse the Managing General Partner and its Affiliates (including Triarc) at cost for all expenses incurred on behalf of the Partnership. On a pro forma basis, approximately $56.8 million of expenses would have been reimbursed by the Partnership to the Managing General Partner in 1995 (comprising approximately $33.0 million in salary, payroll tax and other compensation paid to employees of the Managing General Partner and approximately $23.8 million for all other operating expenses). Affiliates of the Managing General Partner (including Triarc) may perform certain administrative services for the Managing General Partner on behalf of the Partnership and will be reimbursed for all expenses incurred in connection therewith. In addition, the Managing General Partner and its Affiliates may provide additional services to the Partnership, for which the Partnership will be charged reasonable fees as determined by the Managing General Partner. Such cost reimbursements and fees may be substantial and could adversely affect the ability of the Partnership to make distributions to Unitholders.

THE PARTNERSHIP MAY ISSUE ADDITIONAL UNITS THEREBY DILUTING EXISTING UNITHOLDERS' INTERESTS

     After the  end  of  the  Subordination  Period,  the  Partnership  has  the
authority to issue an unlimited number of additional Common Units or other equity securities of the Partnership for such consideration and on such terms as shall be established by the Managing General Partner in its sole discretion without the approval of the Unitholders. During the Subordination Period, however, the Partnership may not issue equity securities ranking senior to the Common Units or an aggregate of more than 3,095,238 additional Common Units or an equivalent number of securities ranking on a parity with the Common Units (excluding Common Units or in some instances, equity securities ranking on parity with Common Units issued upon exercise of the Underwriters' over-allotment option, upon conversion of Subordinated Units, upon conversion of the Special General Partner's combined unsubordinated general partner interest or in connection with Acquisitions (as defined in the Glossary) or Capital
Improvements (as defined in the Glossary) or the repayment of certain indebtedness or pursuant to employee benefit plans) without the approval of a Unit Majority. The Partnership Agreement does not give the holders of Common Units the right to approve the issuance by the Partnership of equity securities ranking junior to the Common Units at any time. See 'The Partnership Agreement -- Issuance of Additional Securities.' The effect of any such issuance may be to dilute the interests of the then existing holders of Units in the Partnership. In addition, the conversion of Subordinated Units into Common Units during the Subordination Period will increase the Partnership's Minimum Quarterly Distribution obligation with respect to the Common Units while simultaneously reducing the Minimum Quarterly Distribution with respect to the Subordinated Units. Further, the exercise of the Underwriters' over-allotment option will increase the Partnership's Minimum Quarterly Distribution obligation with respect to the Common Units.

THE MANAGING GENERAL PARTNER WILL HAVE A LIMITED CALL RIGHT WITH RESPECT TO THE PARTNER INTERESTS

     If at any time not more than 20% of the issued and outstanding partner interests of any class are held by persons other than the General Partners and their Affiliates, the Managing General Partner will have the right, which it may assign to any of its Affiliates or the Partnership, to acquire all, but not less than all, of the remaining partner interests of such class held by such unaffiliated Persons at a price generally equal to the then current market price of such partner interests. As a consequence of the Managing General Partner's right to purchase outstanding partner interests, a holder of partner interests may have its partner interests purchased from it even though such holder may not desire to sell them, and the price paid may be less than the amount such holder would desire to receive upon the sale of such partner interests. See 'The Partnership Agreement -- Limited Call Right.'

CHANGE OF MANAGEMENT PROVISIONS

     Following the Offering, the Managing General Partner will own approximately 42% of the outstanding Units (approximately 39% if the Underwriters' over-allotment option is exercised in full), and as a result the Unitholders will not have the required 66 2/3% of the Units necessary to remove the Managing General Partner. Even if the percentage of outstanding Units held by the Managing General Partner and its Affiliates were significantly reduced, the Partnership Agreement contains certain provisions that may have the effect of discouraging a person or group from attempting to remove the Managing General Partner. If the Managing General Partner is removed as a general partner of the Partnership other than for Cause and the Units held by the General Partners and their Affiliates are not voted in favor of such removal (i) the Subordination Period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (ii) any existing Common Unit Arrearages will be extinguished, and (iii) the General Partners will have the right to convert their General Partner Interests (and the right to receive Incentive Distributions) into Common Units or to receive in exchange for such interests a cash payment equal to the fair market value of such interests.

Also, the Special General Partner will withdraw as a general partner of the Partnership and the Operating Partnership upon the removal of the Managing General Partner. Further, if any person or group other than the General Partners and their Affiliates acquires beneficial ownership of 20% or more of the Units of any class then outstanding, such person or group will lose voting rights with respect to all of its Units. In addition, the Partnership has substantial latitude in issuing equity securities without Unitholder approval. The Partnership Agreement also contains provisions limiting the ability of Unitholders to call meetings of Unitholders or to acquire information about the Partnership, the disclosure of which the Partnership believes is not in the best interests of the Partnership or which the Partnership is required by law or by agreements with third parties to keep confidential. Further, the Bank Credit Facility and the First Mortgage Notes contain provisions that could result in acceleration of the repayment of such indebtedness upon a change in control of the Partnership. The effect of these provisions may be to diminish the price at which the Common Units will trade under certain circumstances. See 'The
Partnership Agreement -- Withdrawal or Removal of the General Partners,' ' -- Meetings; Voting,' ' -- Right to Inspect Partnership Books and Records' and ' -- Change of Management Provisions.'

NO PRIOR PUBLIC MARKET FOR COMMON UNITS

     Prior to the Offering, there has been no public market for the Common Units. The initial public offering price of the Common Units will be determined through negotiations among Triarc, the Partnership, the Managing General Partner and the representatives of the several Underwriters. For a description of the factors to be considered in determining the initial public offering price, see 'Underwriting.' No assurance can be given as to the market prices at which the Common Units will trade. The Common Units have been approved for listing on the NYSE upon notice of issuance.

UNITHOLDERS MAY NOT HAVE LIMITED LIABILITY IN CERTAIN CIRCUMSTANCES; LIABILITY FOR THE RETURN OF CERTAIN DISTRIBUTIONS

     The limitations on the liability of holders of Common Units for the obligations of a limited partnership have not been clearly established in some states. If it were determined that the Partnership had been conducting business in any state without compliance with the applicable limited partnership statute, or that the right or the exercise of the right by the holders of Common Units as a group to remove or replace the Managing General Partner, to make certain amendments to the Partnership Agreement or to take other action pursuant to the Partnership Agreement constituted participation in the 'control' of the Partnership's business, then a holder of Common Units could be held liable under certain circumstances for the Partnership's obligations to the same extent as a general partner. In addition, under certain circumstances a Unitholder may be liable to the Partnership for the amount of a distribution for a period of three years from the date of the distribution. See 'The Partnership Agreement -- Limited Liability' for a discussion of the limitations on liability and the implications thereof to a holder of Common Units.

POSSIBLE INABILITY TO OBTAIN CONSENTS TO ASSET TRANSFERS

     Concurrent with the closing of the Offering, National Propane will convey substantially all of its assets (which assets will not include an existing intercompany note from Triarc, approximately $59.3 million of the net proceeds from the issuance of the First Mortgage Notes and certain other assets of the Managing General Partner) to the Operating Partnership, including leasehold interests in real and personal property, permits, licenses and other similar rights. Many of such leases and many of such permits, licenses and other rights are transferable to the Operating Partnership only with the consent of the lessor or other third party. The failure by the Operating Partnership to obtain any such consents and its resulting inability to obtain any such leasehold rights, permits, licenses or other rights could have a material adverse effect on the Partnership. However, the Managing General Partner believes that the Operating Partnership will have the licenses, permits and rights which will enable the Operating Partnership to conduct its propane business in a manner which is similar in all material respects to that which was conducted by the General Partner prior to the closing of the Offering and that any failure to obtain such licenses, permits or rights will not have a material adverse impact on the business of the

Operating Partnership or the Partnership as described in this Prospectus. See 'Business and Properties -- Transfer of the Partnership Assets.'

COMMON UNITHOLDERS HAVE NOT BEEN REPRESENTED BY COUNSEL

     The holders of the Common Units have not been represented by counsel in connection with the Offering, including the preparation of the Partnership Agreement or the other agreements referred to herein.

THE PARTNERSHIP MAY ENGAGE IN ACQUISITIONS, DISPOSITIONS AND COMBINATIONS WITH OTHER RETAIL MARKETERS

     The propane industry consists of a small number of national retail marketers and a larger number of regional companies. From time to time, these national and regional retail marketers, including the Partnership, have in the past engaged, and may in the future engage, in discussions concerning acquisitions, dispositions and combinations of operations. While the Partnership is not currently engaged in negotiations with any national or regional marketer concerning any such acquisition, disposition or combination, there can be no assurance that in the future the Partnership will not engage in any such negotiations or pursue opportunities to engage in any such transaction. In addition, although any merger, consolidation or combination involving the Partnership, and any sale, exchange or disposition of all or substantially all of its assets, would require the approval of a Unit Majority under the terms of the Partnership Agreement, the Partnership and the General Partners are not restricted under the Partnership Agreement from engaging in other transactions that may not require the prior consent or vote of the Unitholders and that could result in a change of control of the Partnership. If any of such transactions were deemed to be a change of control under the First Mortgage Notes or the Bank Credit Facility, the Partnership would be required to offer to redeem all of the outstanding First Mortgage Notes at a premium and to repay all indebtedness under the Bank Credit Facility. As a result, the occurrence of a change of control could have a material adverse effect on the Partnership and its ability to pay the Minimum Quarterly Distribution to the Unitholders.

DEPENDENCE ON KEY PERSONNEL

     The Partnership believes that its success has been and will continue to be dependent to a significant extent upon the efforts and abilities of its senior management team. The failure by the Managing General Partner to retain members of its senior management team could adversely affect the Partnership's ability to build on the efforts undertaken by its current management to increase the efficiency and profitability of the Partnership. Mr. Paliughi, the President and Chief Executive Officer of the Managing General Partner, is employed pursuant to an employment contract that expires on January 2, 1998. See 'Management -- Employment Arrangements with Executive Officers.' The loss of Mr. Paliughi or other members of senior management could adversely affect the Partnership.

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITY

     Conflicts of interest could arise as a result of the relationships between the Partnership, on the one hand, and the Managing General Partner and its Affiliates, on the other. The directors and officers of the Managing General Partner have fiduciary duties to manage the Managing General Partner in a manner beneficial to its stockholders. At the same time, the Managing General Partner, as general partner, has fiduciary duties to manage the Partnership in a manner beneficial to the Partnership and the Unitholders. The duties of the Managing General Partner, as general partner, to the Partnership and the Unitholders, therefore, may come into conflict with the duties of the directors and officers of the Managing General Partner to its stockholders.

     Such conflicts of interest might arise in the following situations, among others:

          (i) Decisions of the Managing General Partner with respect to the amount and timing of cash expenditures, borrowings, issuances of additional Units and reserves in any quarter will affect whether or the extent to which there is sufficient Available Cash from Operating Surplus to meet the Minimum Quarterly Distribution and Target Distribution Levels on all Units in a given quarter. In addition, actions by the Managing General Partner may have the effect of enabling the Managing General Partner to receive Incentive Distributions or accelerating the expiration of the Subordination Period or the conversion of Subordinated Units into Common Units.

          (ii) The Partnership will not have any employees and will rely solely on employees of its subsidiaries, the Managing General Partner and other Affiliates.

          (iii) Under the terms of the Partnership Agreement, the Partnership will reimburse the Managing General Partner and its Affiliates (including Triarc) at cost for all expenses incurred on behalf of the Partnership, including costs incurred in rendering corporate staff and support services to the Partnership. On a pro forma basis, approximately $56.8 million of expenses would have been reimbursed by the Partnership to the Managing General Partner in 1995 (comprising approximately $33.0 million in salary, payroll tax and other compensation paid to employees of the Managing General Partner and approximately $23.8 million for all other operating expenses). In addition, Affiliates of the Managing General Partner
     (including Triarc) may provide certain administrative services for the Managing General Partner on behalf of the Partnership and will be reimbursed for all expenses incurred in connection therewith. Furthermore, the Managing General Partner and its Affiliates may provide additional services to the Partnership for which the Partnership will be charged reasonable fees as determined by the Managing General Partner.

          (iv) Whenever possible, the Managing General Partner intends to limit the Partnership's liability under contractual arrangements to all or particular assets of the Partnership, with the other party thereto to have no recourse against the Managing General Partner, the Special General Partner, or their respective assets.

          (v) Any agreements between the Partnership and the Managing General Partner and its Affiliates will not grant to the holders of Common Units, separate and apart from the Partnership, the right to enforce the obligations of the Managing General Partner and such Affiliates in favor of the Partnership. Therefore, the Managing General Partner, in its capacity as a general partner of the Partnership, will be primarily responsible for enforcing such obligations.

          (vi) Under the terms of the Partnership Agreement, the Managing General Partner is not restricted from causing the Partnership to pay itself or its Affiliates for any services rendered on terms that are fair and reasonable to the Partnership or entering into additional contractual arrangements with any of such entities on behalf of the Partnership. Neither the Partnership Agreement nor any of the other agreements, contracts and arrangements between the Partnership, on the one hand, and the Managing General Partner and its Affiliates, on the other, are or will be the result of arms'-length negotiations.

          (vii) The Managing General Partner may exercise its right to call for and purchase Units as provided in the Partnership Agreement or assign such right to one of its Affiliates or to the Partnership.

          (viii) The Partnership Agreement does not prohibit the Partnership from engaging in roll-up transactions. Although the Managing General Partner has no present intention of causing the Partnership to engage in any such transaction, it is possible it will do so in the future. There can be no assurance that a roll-up transaction would not have a material adverse effect on a Unitholder's investment in the Partnership.

          (ix) The Managing General Partner (unless the Triarc Merger occurs) and the Special General Partner are prohibited from conducting any business or having any operations other than those incidental to serving as general partners of the Partnership and the Operating Partnership so long as they are general partners of the Partnership. The Partnership Agreement provides that it will not constitute a breach of the Managing General Partner's fiduciary duties to the Partnership or the Unitholders for Affiliates of the General Partners (other than the Special General Partner) to engage in certain activities of the type conducted by the Partnership, other than retail propane sales to end users in the continental United States, even if in direct competition with the Partnership. However, in the event of the Triarc Merger, the ability of the Managing General Partner to engage in activities other than those incidental to serving as a general partner of the Operating Partnership and the Partnership and to compete with the Partnership in certain propane related activities, such as trading, transportation, storage and wholesale distribution, will not be restricted. Furthermore, the General Partners and their Affiliates have no obligation to present business opportunities to the Partnership.

     Unless provided for otherwise in the partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners duties of good faith, fairness and loyalty and which generally prohibit such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. The Partnership Agreement expressly permits the Managing General Partner to resolve conflicts of interest between itself or its Affiliates, on the one hand, and the Partnership or the Unitholders, on the other, and to consider, in resolving such conflicts of interest, the interests of other parties in addition to the interests of the Unitholders. In addition, the Partnership Agreement provides that a purchaser of Common Units is deemed to have consented to certain conflicts of interest and actions of the General Partners and their Affiliates that might otherwise be prohibited, including those described in paragraphs (i)-(ix) above, and to have agreed that such conflicts of interest and actions do not constitute a breach by the General Partners of any duty stated or implied by law or equity. The General Partners will not be in breach of their obligations under the Partnership Agreement or their duties to the Partnership or the Unitholders if the resolution of such conflict is fair and reasonable to the Partnership. The latitude given in the Partnership Agreement to the Managing General Partner in resolving conflicts of interest may significantly limit the ability of a Unitholder to challenge what might otherwise be a breach of fiduciary duty. The Managing General Partner believes however, that such latitude is necessary and appropriate to enable it and the Special General Partner to serve as general partners of the Partnership without undue risk of liability.

     The Partnership Agreement expressly limits the liability of the General Partners by providing that the General Partners, their Affiliates and their respective officers and directors will not be liable for monetary damages to the Partnership, the limited partners or assignees for errors of judgment or for any actual omissions if such General Partner and other persons acted in good faith. In addition, the Partnership is required to indemnify the General Partners, their Affiliates and their respective officers, directors, employees and agents to the fullest extent permitted by law, against liabilities, costs and expenses incurred by such General Partner or such other persons, if the General Partners or such persons acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Partnership and, with respect to any criminal proceedings, had no reasonable cause to believe the conduct was unlawful.

     The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be waived or modified by a partnership agreement have not been resolved in a court of law, and the Managing General Partner has not obtained an opinion of counsel covering the provisions set forth in the Partnership Agreement that purport to waive or restrict the fiduciary duties of the General Partners that would be in effect under common law were it not for the Partnership Agreement. See 'Conflicts of Interest and Fiduciary Responsibility -- Fiduciary Duties of the General Partners.'

TAX RISKS

     For a general discussion of the expected federal income tax consequences of owning and disposing of Common Units, see 'Tax Considerations.'

TAX TREATMENT IS DEPENDENT ON PARTNERSHIP STATUS

     The availability to a holder of Common Units of the federal income tax benefits of an investment in the Partnership depends, in large part, on the classification of the Partnership as a partnership for federal income tax purposes. Moreover, in order for the Partnership to continue to be classified as a partnership for federal income tax purposes, at least 90% of the Partnership's gross income for each taxable year must consist of 'qualifying income.' Based on certain representations made by the General Partners and the Partnership, Counsel is of the opinion that, under current law, the Partnership will be classified as a partnership for federal income tax purposes. However, no ruling from the IRS as to such issues has been or will be requested, and the opinion of Counsel is not binding on the IRS. See 'Tax Considerations -- Partnership Status.'

     If the Partnership were classified as an association taxable as a corporation for federal or state income tax purposes, the Partnership would pay tax on its income at corporate rates (currently at a 35% federal rate), distributions would generally be taxed again to the Unitholders as corporate distributions, and no income, gains, losses or deductions would flow through to the Unitholders. Because a tax would be imposed upon the Partnership as an entity, the cash available for distribution to the holders of Common Units would be substantially reduced. Treatment of the Partnership as an association taxable as a corporation or otherwise as a taxable entity would result in a material reduction in the anticipated cash flow and after-tax return to the holders of Common Units and, thus, would likely result in a substantial reduction in the value of the Common Units. See 'Tax Considerations -- Partnership Status.'

     There can be no assurance that the law will not be changed so as to cause the Partnership to be treated as an association taxable as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. The Partnership Agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects the Partnership to taxation as a corporation or otherwise subjects the Partnership to entity level taxation for federal, state or local income tax purposes, certain provisions of the Partnership Agreement relating to the subordination of distributions on Subordinated Units will be subject to change, including a decrease in the Minimum Quarterly Distribution and the Target Distribution Levels to reflect the impact of such law on the Partnership. See 'Cash Distribution
Policy -- Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.'

NO IRS RULING WITH RESPECT TO TAX CONSEQUENCES

     No ruling has been requested from the IRS with respect to classification of the Partnership as a partnership for federal income tax purposes, whether the Partnership's propane operations generate 'qualifying income' under SS7704 of the Code or any other matter affecting the Partnership. Accordingly, the IRS may adopt positions that differ from Counsel's conclusions expressed herein. It may be necessary to resort to administrative or court proceedings in an effort to sustain some or all of Counsel's conclusions, and some or all of such conclusions ultimately may not be sustained. Any such contest with the IRS may materially and adversely impact the market for the Common Units and the prices at which Common Units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by some or all of the Unitholders and the General Partners.

TAX LIABILITY EXCEEDING CASH DISTRIBUTIONS

     A holder of Common Units will be required to pay federal income taxes and, in certain cases, state and local income taxes on his allocable share of the Partnership's income, even if he does not receive cash distributions from the Partnership. There is no assurance that a Unitholder will receive cash distributions equal to his allocable share of taxable income from the Partnership or even the tax liability to him resulting from that income. Further, a holder of Common Units may incur a tax liability, in excess of the amount of cash received, upon the sale of his Common Units. See 'Tax Considerations -- State, Local and Other Tax Considerations' for a discussion of certain state and local tax considerations that may be relevant to prospective Unitholders.

OWNERSHIP OF COMMON UNITS BY TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER
  INVESTORS

     Investment in Common Units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues unique to such persons. For example, virtually all of the taxable income derived by most organizations exempt from federal income tax (including individual retirement accounts and other retirement plans) from the ownership of a Unit will be unrelated business taxable income and thus will be taxable to such a Unitholder. See 'Tax
Considerations -- Uniformity of Units -- Tax-Exempt Organizations and Certain Other Investors.'

DEDUCTIBILITY OF LOSSES

     In the  case of  taxpayers subject  to the  passive loss  rules  (generally individuals and closely held corporations), any losses generated by the Partnership will only be available to offset future income generated by the Partnership and cannot be used to offset income from other activities, including passive activities or investments. Unused passive losses may be deducted when the Unitholder disposes of all of his Units in a fully taxable transaction with an unrelated party. Net passive income from the Partnership may be offset by unused Partnership losses carried over from prior years, but not by losses from other passive activities, including losses from other publicly traded partnerships. See 'Tax Considerations -- Tax Consequences of Unit Ownership -- Limitations on Deductibility of Partnership Losses.'

TAX SHELTER REGISTRATION; POTENTIAL IRS AUDIT

     The Partnership has applied for registration with the IRS as a 'tax shelter.' There is no assurance that the Partnership will not be audited by the IRS or that tax adjustments will not be made. The rights of a Unitholder owning less than a 1% profits interest in the Partnership to participate in the income tax audit process are very limited. Further, any adjustments in the Partnership's returns will lead to adjustments in the Unitholders' returns and may lead to audits of Unitholders' returns and adjustments of items unrelated to the Partnership. Each Unitholder would bear the cost of any expenses incurred in connection with an examination of such Unitholder's personal tax return.

PROPOSED CHANGES IN FEDERAL INCOME TAX LAWS

     Legislation passed by Congress in November 1995 (the '1995 Proposed Legislation') would alter the tax reporting procedures and the deficiency collection procedures applicable to large partnerships such as the Partnership (generally defined as electing partnerships with more than 100 partners) and would make certain additional changes to the treatment of large partnerships. That legislation was generally intended to simplify the administration of the tax reporting and deficiency collection rules governing large partnerships.

     On March 19, 1996, President Clinton introduced tax legislation, known as the Revenue Reconciliation Act of 1996, that would impact the taxation of certain financial products, including partnership interests. One proposal would treat a taxpayer as having sold an 'appreciated' partnership interest (one in which gain would be recognized if such interest were sold) if the taxpayer or related persons enters into one or more positions with respect to the same or substantially identical property which, for some period, substantially eliminates both the risk of loss and opportunity for gain on the appreciated financial position (including selling 'short against the box' transactions). Certain of these proposed changes are also discussed later in this section under 'Disposition of Common Units.'

     The 1995 Proposed Legislation was vetoed by President Clinton on December 6, 1995. As of the date of this Prospectus, it is not possible to predict whether any of the changes which were set forth in the 1995 Proposed Legislation, the Revenue Reconciliation Act of 1996 or any other changes in the federal income tax laws that would impact the Partnership and the holders of Common Units will ultimately be enacted or, if enacted, what form they will take, what the effective dates will be and what, if any, transition rules will be provided.

UNIFORMITY OF COMMON UNITS AND NONCONFORMING DEPRECIATION CONVENTIONS

     Because the Partnership cannot match transferors and transferees of Common Units, uniformity of the economic and tax characteristics of the Common Units to a purchaser of Common Units must be maintained. To maintain uniformity and for other reasons, the Partnership will adopt certain depreciation and amortization conventions that do not conform with all aspects of certain proposed and final Treasury Regulations which may, or may not, be applicable. The IRS may challenge those conventions and, if such a challenge were sustained, the uniformity of Common Units could be affected. Non-uniformity could adversely affect the amount of tax depreciation available to a purchaser of Common Units and could have a negative impact on the value of the Common Units. See 'Tax Considerations -- Uniformity of Units.'

STATE, LOCAL AND OTHER TAX CONSIDERATIONS

     In addition to federal income taxes, Unitholders will be subject to other taxes, such as state and local taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which the Partnership does business or owns property. A Unitholder will be required to file state income tax returns and to pay state income taxes in some or perhaps all of such states and may be subject to penalties for failure to comply with those requirements. It is the responsibility of each Unitholder to file all state and local, as well as federal, tax returns that may be required of such Unitholder. Counsel has not rendered an opinion on the state or local tax consequences of an investment in the Partnership. See 'Tax Considerations -- State, Local and Other Tax Considerations.'

PARTNERSHIP TAX INFORMATION AND AUDITS

     The Partnership will furnish each holder of Common Units with a Schedule K-1 that sets forth such holder's allocable share of income, gains, losses and deductions. In preparing these schedules, the Partnership will use various accounting and reporting conventions and adopt various depreciation and amortization methods. There is no assurance that these schedules will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Further, the Partnership's tax return may be audited, and any such audit could result in an audit of a partner's individual tax return as well as increased liabilities for taxes because of adjustments resulting from the audit.

                                THE TRANSACTIONS

     Concurrently with the closing of the Offering, the Managing General Partner and the Special General Partner will contribute substantially all of their assets (which assets will not include an existing intercompany note from Triarc, approximately $59.3 million of the net proceeds from the issuance of the First Mortgage Notes and certain other assets of the Managing General Partner) to the Operating Partnership as a capital contribution and the Operating Partnership will assume substantially all of the liabilities of the Managing General Partner and the Special General Partner (other than income tax liabilities), including the First Mortgage Notes and all indebtedness of the Managing General Partner outstanding under the Existing Credit Facility and the Other Existing
Indebtedness. Immediately thereafter, the Managing General Partner and the Special General Partner will convey their limited partner interests in the Operating Partnership to the Partnership. As a result of such contributions, each of the Managing General Partner and the Special General Partner will have a 1.0% general partner interest in the Partnership and a 1.0101% general partner interest in the Operating Partnership. In addition, the Managing General Partner will receive in exchange for its contribution to the Partnership 4,533,638 Subordinated Units and the right to receive the Incentive Distributions.

     Also concurrently with the closing of the Offering, the Managing General Partner will issue $125 million aggregate principal amount of First Mortgage Notes to certain institutional investors in a private placement. Approximately $59.3 million of the net proceeds from the sale of the First Mortgage Notes (the entire net proceeds of which are estimated to be $121.5 million) will be used by the Managing General Partner to pay a dividend to Triarc. The remainder of the net proceeds from the sale of the First Mortgage Notes (approximately $62.2 million) will be contributed by the Managing General Partner to the Operating Partnership in connection with the Conveyance and will be used by the Operating Partnership to repay (in the manner described below) a portion of the Managing General Partner's indebtedness outstanding under the Existing Credit Facility and the Other Existing Indebtedness, all of which indebtedness will be assumed by the Operating Partnership in connection with the Conveyance. First, approximately $30 million of such net proceeds will be used by the Operating Partnership to repay indebtedness evidenced by the Refunding Notes, and then the remainder of such net proceeds (approximately $32.2 million) will be used to repay other indebtedness outstanding under the Existing Credit Facility and to repay $4.9 million of Other Existing Indebtedness. The effective interest rates on the Refunding Notes, the $27.3 million outstanding under the term loan facility and the $4.9 million of Other Existing Indebtedness were 7.69%, 8.28% and 8.34%, respectively, as of May 31, 1996.

     After the repayment of the Refunding Notes and such other indebtedness as described above, the net proceeds of the sale of the Common Units issued in the Offering (estimated to be approximately $118.2 million) will be contributed to the Operating Partnership which will use such proceeds to repay all remaining indebtedness under the Existing Credit Facility, to make the Partnership Loan to Triarc and to pay certain accrued management fees and tax sharing payments due to Triarc from the Managing General Partner. The effective interest rate on the remaining $9.2 million outstanding under the revolving credit facility and the remaining $56.8 million outstanding under the term loan facility was 7.85% and 8.28%, respectively, as of May 31, 1996.

     Concurrently with the closing of the Offering, the Operating Partnership will also enter into the Bank Credit Facility, which will consist of the $15 million Working Capital Facility and the $40 million Acquisition Facility. It is expected that these facilities will be undrawn at the time of the consummation of the Transactions.

     The Partnership believes that, if its assumptions about operating conditions are correct, the Partnership will not borrow any funds under the Working Capital Facility until the fourth quarter of 1996. To the extent that Available Cash from Operating Surplus is insufficient to make the Minimum Quarterly Distribution on the Common Units and the related distribution on the General Partner Interests, the Partnership expects that it would have the ability to borrow under the Working Capital Facility to make such distributions, although any decision to do so would be based on circumstances at the time of such distribution, and cannot be determined at the present time.

     In addition, the Managing General Partner will dividend to Triarc a portion
(approximately  $51.4  million  aggregate  principal  amount)  of  an   existing
intercompany note of Triarc.

     For additional information regarding the terms of the First Mortgage Notes and the Bank Credit Facility, see 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Indebtedness.' For additional information regarding the terms of the Partnership Loan, see 'Cash Distribution Policy -- Partnership Loan.'

                                USE OF PROCEEDS

     The net proceeds to the Partnership from the sale of the Common Units offered in the Offering are estimated to be approximately $118.2 million, assuming an initial public offering price of $21.00 per Common Unit and after deducting the underwriting discounts and commissions and the expenses of the Offering. As of May 31, 1996, approximately $66.0 million of the net proceeds of the Offering would have been used by the Operating Partnership to repay indebtedness outstanding under the Existing Credit Facility. See 'The Transactions.' As of May 31, 1996, approximately $123.3 million of principal was outstanding under the Existing Credit Facility, of which approximately $84.1 million was outstanding under a term loan facility (the 'Existing Term Loan') and approximately 39.2 million was outstanding under a revolving credit facility (the 'Existing Revolving Loan'), including $30.0 million evidenced by the Refunding Notes. The effective interest rates on the Existing Term Loan, the Refunding Notes and the remaining $9.2 million outstanding under the Existing Revolving Loan were 8.28%, 7.69% and 7.85%, respectively, as of May 31, 1996. Indebtedness under Tranche A, Tranche B and Tranche C of the Existing Term Loan is scheduled to amortize in semi-annual installments through March 31, 2000, March 31, 2002 and March 31, 2003, respectively. Indebtedness under the Existing Revolving Loan matures in March 31, 2000. The balance of the net proceeds of the Offering, approximately $52.2 million, will be used by the Operating Partnership to make the approximately $40.7 million Partnership Loan and to pay approximately $11.5 million of accrued management fees and tax sharing payments due to Triarc.

     If the Underwriters' over-allotment option is exercised in full, the estimated additional net proceeds to the Partnership will be approximately $18.1 million. All of the net proceeds from the exercise, if any, of the Underwriters' over-allotment option, will be retained by the Partnership and used for general partnership purposes.

                                 CAPITALIZATION

     The following table sets forth (i) the actual capitalization of National Propane as of March 31, 1996, (ii) the pro forma adjustments required to give effect to the Transactions, including the sale of Common Units offered hereby at an assumed initial public offering price of $21.00 per Common Unit and the application of the net proceeds therefrom as described in 'Use of Proceeds', and
(iii) the pro forma capitalization of the Partnership as of March 31, 1996 after giving effect to such adjustments. This table should be read in conjunction with the historical consolidated financial statements and related notes and the unaudited pro forma condensed consolidated financial statements and related notes appearing elsewhere herein.

                                                                                      MARCH 31, 1996
                                                                       --------------------------------------------
                                                                                       PRO FORMA       PARTNERSHIP
                                                                       HISTORICAL    ADJUSTMENTS(A)     PRO FORMA
                                                                       ----------    --------------    ------------
                                                                                      (IN THOUSANDS)

Current maturities of long-term debt:
     Existing Credit Facility.......................................    $   8,125      $   (8,125)       $ --    (b)
     Other Existing Indebtedness....................................        2,904          (2,597)            307
                                                                       ----------    --------------    ------------
          Total current maturities of long-term debt................       11,029         (10,722)            307
                                                                       ----------    --------------    ------------
Long-term debt:
     Existing Credit Facility.......................................      119,187        (119,187)         --    (b)
     Other Existing Indebtedness....................................        4,383          (3,190)          1,193
     First Mortgage Notes(b)........................................       --             125,000         125,000
                                                                       ----------    --------------    ------------
          Total long-term debt......................................      123,570           2,623         126,193
                                                                       ----------    --------------    ------------
Stockholders' equity (deficit)......................................      (43,083)         43,083          --
                                                                       ----------    --------------    ------------
Partners' capital:
     Limited partners...............................................       --              18,184          18,184
     General partners...............................................       --              14,639          14,639
                                                                       ----------    --------------    ------------
          Total partners' capital...................................       --              32,823          32,823
                                                                       ----------    --------------    ------------
Total capitalization................................................    $  91,516      $   67,807        $159,323
                                                                       ----------    --------------    ------------
                                                                       ----------    --------------    ------------

- ------------

 (a) For a description of the adjustments and assumptions used in preparing the Unaudited Pro Forma Condensed Consolidated Financial and Operating Data, see Notes to the Unaudited Pro Forma Condensed Consolidated Balance Sheet and Statements of Operations included elsewhere herein.

 (b) The Partnership expects to enter into the Bank Credit Facility concurrent with the closing of the Offering and anticipates that there will be no outstanding borrowings thereunder at closing. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Indebtedness' for a description of the Bank Credit Facility and the First Mortgage Notes.

                                    DILUTION

     On a pro forma basis as of March 31, 1996, after giving effect to the Transactions contemplated by this Prospectus, the net tangible book value per Common Unit was $1.17. Purchasers of Common Units in the Offering will experience substantial and immediate dilution in net tangible book value per Common Unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per Common Unit..............................              $21.00
                                                                                                 ------
Net negative tangible book value per Unit before the Offering(1)(2)................   ($21.10)
Increase in book value per Unit attributable to new investors......................    22.27
                                                                                      ------
Less: Pro forma net tangible book value per Unit after the Offering(2)(3)..........                1.17
                                                                                                 ------
Immediate dilution in net tangible book value per Common Unit to new investors.....              $19.83
                                                                                                 ------
                                                                                                 ------

- ------------

(1) Determined by dividing the number of Units (4,533,638 Subordinated Units and the General Partner Interests having a dilutive effect equivalent to 446,838 Units) to be issued to the General Partners for the contribution of assets and liabilities of the General Partners to the Partnership into the net tangible book value of the contributed assets and liabilities (which reflects the issuance and assumption of the First Mortgage Notes) and the $59.3 million distribution to Triarc.

(2) The net negative tangible book value does not include intangible assets contributed to the Partnership having a book value of $19.7 million.

(3) Determined by dividing the total number of Units (6,190,476 Common Units, 4,533,638 Subordinated Units and the General Partner Interests having a dilutive effect equivalent to 446,838 Units) to be outstanding after this Offering, into the pro forma net tangible book value of the Partnership, after giving effect to the application of the net proceeds of the Offering.
                            ------------------------
     The following table sets forth the number of Units that will be issued by the Partnership and the total consideration provided by the General Partners in respect of their Units and the cash consideration contributed by the Common Unitholders in the Offering upon the consummation of the Transactions contemplated by this Prospectus:

                                                               UNITS ACQUIRED
                                                           -----------------------
                                                             NUMBER        PERCENT
                                                           ----------      -------         TOTAL
                                                                                       CONSIDERATION
                                                                                      ----------------
                                                                                       (IN THOUSANDS)

General Partners........................................    4,980,476(a)     44.6%        $(85,377)(b)
New Investors...........................................    6,190,476        55.4          118,200
                                                           ----------      -------    ----------------
     Total..............................................   11,170,952       100.0%        $ 32,823
                                                           ----------      -------    ----------------
                                                           ----------      -------    ----------------

- ------------

 (a) Upon the consummation of the Transactions contemplated by this Prospectus, the General Partners will own 4,533,638 Subordinated Units and the 4% General Partner Interests having a dilutive effect equivalent to 446,838 Units.

 (b) Total consideration for the General Partners represents the negative book value of the net assets and liabilities contributed by the General Partners to the Partnership at March 31, 1996. The total negative book value of the consideration provided by the General Partners is as follows (dollars in thousands):

    Negative book value of assets and liabilities transferred by the General Partners to the Operating Partnership at
    March 31, 1996................................................................   $(26,077)
    Add: Distribution to Triarc of a portion of the net proceeds from the issuance
     of the First Mortgage Notes..................................................    (59,300)
                                                                                     --------
                                                                                     $(85,377)
                                                                                     --------
                                                                                     --------

                            CASH DISTRIBUTION POLICY

GENERAL

     The Partnership will distribute to its partners, on a quarterly basis, all of its Available Cash in the manner described herein. Available Cash is defined in the Glossary and generally means, with respect to any fiscal quarter of the Partnership, all cash on hand at the end of such quarter less the amount of cash reserves that is necessary or appropriate in the discretion of the Managing General Partner to (i) provide for the proper conduct of the Partnership's business, (ii) comply with applicable law or any Partnership debt instrument or other agreement, or (iii) provide funds for distributions to Unitholders and the General Partners in respect of any one or more of the next four quarters.

     Cash distributions will be characterized as distributions from either Operating Surplus or Capital Surplus. This distinction affects the amounts distributed to Unitholders relative to the General Partners, and under certain circumstances it determines whether holders of Subordinated Units receive any distributions. See ' -- Quarterly Distributions of Available Cash.'

     Operating Surplus is defined in the Glossary and refers generally to (i) the cash balance of the Partnership on the date the Partnership commences operations, plus $15.4 million, plus all cash receipts of the Partnership from its operations, less (ii) all Partnership operating expenses, debt service payments (including reserves therefor but not including payments required in connection with the sale of assets or any refinancing with the proceeds of new indebtedness or any equity offering), maintenance capital expenditures and reserves established for future Partnership operations.

     Capital Surplus is also defined in the Glossary and generally will be generated only by borrowings (other than for working capital purposes), sales of debt and equity securities and sales or other dispositions of assets for cash (other than inventory, accounts receivable and other current assets and assets disposed of in the ordinary course of business).

     To avoid the difficulty of trying to determine whether Available Cash distributed by the Partnership is from Operating Surplus or from Capital Surplus, all Available Cash distributed by the Partnership from any source will be treated as distributed from Operating Surplus until the sum of all Available Cash distributed since the commencement of the Partnership equals the Operating Surplus as of the end of the quarter prior to such distribution. Any Available Cash in excess of such amount (irrespective of its source) will be deemed to be from Capital Surplus and distributed accordingly.

     If Available Cash from Capital Surplus is distributed in respect of each Common Unit in an aggregate amount per Common Unit equal to the initial public offering price of the Common Units (the 'Initial Unit Price'), plus any Common Unit Arrearages, the distinction between Operating Surplus and Capital Surplus will cease, and all distributions of Available Cash will be treated as if they were from Operating Surplus. The Partnership does not anticipate that there will be significant distributions from Capital Surplus.

     The Subordinated Units are a separate class of interests in the Partnership, and the rights of holders of such interests to participate in distributions to partners differ from the rights of the holders of Common Units. For any given quarter, any Available Cash will be distributed to the General Partners (as holders of the General Partner Interests) and to the holders of Common Units, and may also be distributed to the holders of Subordinated Units depending upon the amount of Available Cash for the quarter, the amount of Common Unit Arrearages, if any, whether the Subordination Period has ended and other factors discussed below.

     The Incentive Distributions are a separate class of interests in the Partnership that represent the right to receive an increasing percentage of quarterly distributions of Available Cash from Operating Surplus and of liquidating distributions after the Target Distribution Levels have been achieved. The Target Distribution Levels are based on the amounts of Available Cash from Operating Surplus or liquidating distributions distributed in excess of payments made with respect to the Minimum Quarterly Distributions and Common Unit Arrearages.

     Subject   to   the   limitations    described   under   'The    Partnership
Agreement -- Issuance of Additional Securities,' the Partnership has the authority to issue additional Common Units or other equity securities of the Partnership for such consideration and on such terms and conditions as are established by the Managing General Partner, in its discretion without the approval of the Unitholders. It is possible that the Partnership will fund acquisitions of other propane businesses through the issuance of additional Common Units or other equity securities of the Partnership. Holders of any additional Common Units issued by the Partnership will be entitled to share equally with the then-existing holders of Common Units in distributions of Available Cash by the Partnership. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of Common Units in the net assets of the Partnership.

     Neither the Managing General Partner nor the Special General Partner will be required to make an additional capital contribution to the Partnership or the Operating Partnership in connection with the exercise of the over-allotment option, but each will nonetheless be entitled to receive 2% of distributions of Available Cash (except upon liquidation).

     The discussion below indicates the percentages of cash distributions required to be made to the General Partners and the holders of Common Units and the circumstances under which holders of Subordinated Units are entitled to cash distributions and the amounts thereof. For a discussion of Available Cash from Operating Surplus available for distributions with respect to the Common Units on a pro forma basis, see ' -- Cash Available for Distribution.'

QUARTERLY DISTRIBUTIONS OF AVAILABLE CASH

     The Partnership will make distributions to its partners with respect to each quarter of the Partnership prior to its liquidation in an amount equal to 100% of its Available Cash for such quarter. The Partnership expects to make distributions of all Available Cash within approximately 45 days after the end of each fiscal quarter, commencing with the quarter ending September 30, 1996, to holders of record on the applicable record date. The Minimum Quarterly Distribution and the Target Distribution Levels for the period from the closing of the Offering through September 30, 1996 will be adjusted based on the actual length of such period. The Minimum Quarterly Distribution and the Target Distribution Levels are also subject to certain other adjustments as described below under ' -- Distributions from Capital Surplus' and ' -- Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.'

     With respect to each quarter during the Subordination Period, to the extent there is sufficient Available Cash, the holders of Common Units will have the right to receive the Minimum Quarterly Distribution, plus any Common Unit Arrearages, prior to any distribution of Available Cash to the holders of
Subordinated Units. This subordination feature will enhance the Partnership's ability to distribute the Minimum Quarterly Distribution on the Common Units during the Subordination Period. There is no guarantee, however, that the Minimum Quarterly Distribution will be made on the Common Units. Upon expiration of the Subordination Period, all Subordinated Units will convert on a one-for-one basis into Common Units and will participate pro rata with all other Common Units in future distributions of Available Cash. Under certain circumstances, up to 2,266,820 of the Subordinated Units issued to the Managing General Partner may convert into Common Units prior to the expiration of the Subordination Period. Such number of Subordinated Units eligible for early conversion may be increased by up to 223,419 Subordinated Units (or 242,765 Subordinated Units if the Underwriters' over-allotment option is exercised in full) issued upon conversion of all or a portion of the Special General Partner's 2% General Partner Interest. Further, additional capital contributions by the Special General Partner upon other issuances of additional Partnership securities will increase the number of Units into which such combined interest may be exchanged. Common Units will not accrue arrearages with respect to distributions for any quarter after the Subordination Period and Subordinated Units will not accrue any arrearages with respect to distributions for any quarter.

DISTRIBUTIONS FROM OPERATING SURPLUS DURING SUBORDINATION PERIOD

     The Subordination Period will generally extend from the closing of the Offering until the first day of any quarter beginning after June 30, 2001 in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units with respect to each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum

Quarterly Distribution on all of the outstanding Common Units and Subordinated Units and the related distribution on the General Partner Interests during such periods and (iii) there are no outstanding Common Unit Arrearages.

     Prior to the end of the Subordination Period, a portion of the Subordinated Units will convert into Common Units on a one-for-one basis on the first day after the record date established for the distribution in respect of any quarter ending on or after (a) June 30, 1999 (with respect to 1,133,410 Subordinated Units, subject to adjustment as discussed below) and (b) June 30, 2000 (with respect to 1,133,410 Subordinated Units, subject to adjustment as discussed below) in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units with respect to each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the two consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units and the related distribution on the General Partner Interests during such periods, and (iii) there are no outstanding Common Unit Arrearages; provided, however, that the early conversion of the second tranche of Subordinated Units may not occur until at least one year following the early conversion of the first tranche of Subordinated Units. Such number of units eligible for early conversion on June 30, 1999 and June 30, 2000 shall be subject to increase in each case by a number of Subordinated Units equal to 25% of the total Units issued upon conversion of the Special General Partner's 2% General Partner Interest.

     Upon expiration of the Subordination Period, all remaining Subordinated Units will convert into Common Units on a one-for-one basis and will thereafter participate, pro rata, with the other Common Units in distributions of Available Cash. In addition, if the Managing General Partner is removed as a general partner of the Partnership other than for Cause (i) the Subordination Period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (ii) any existing Common Unit Arrearages will be extinguished and (iii) the General Partners will have the right to convert their remaining General Partner Interests (and the right to receive Incentive Distributions) into Common Units or to receive cash in exchange for such interests.

     'Adjusted Operating Surplus' is defined in the Glossary and, for any period, generally means Operating Surplus generated during such period, less (a) any net increase in working capital borrowings during such period and (b) any net reduction in cash reserves for Operating Expenditures that otherwise increased the Operating Surplus generated during such period, plus (x) any net decrease in working capital borrowings during such period and (y) any net increase in cash reserves for Operating Expenditures during such period required by any debt instrument for the repayment of principal, interest or premium.

     Distributions by the Partnership of Available Cash from Operating Surplus with respect to any quarter during the Subordination Period will be made in the following manner:

          first, 96% to the Common Unitholders, pro rata, and 4% to the General Partners, pro rata, until there has been distributed in respect of each outstanding Common Unit an amount equal to the Minimum Quarterly Distribution for such quarter;

          second, 96% to the Common Unitholders, pro rata, and 4% to the General Partners, pro rata, until there has been distributed in respect of each outstanding Common Unit an amount equal to any Common Unit Arrearages accrued and unpaid with respect to any prior quarters during the Subordination Period;

          third, 96% to the Subordinated Unitholders, pro rata, and 4% to the General Partners, pro rata, until there has been distributed in respect of each outstanding Subordinated Unit an amount equal to the Minimum Quarterly Distribution for such quarter;

          thereafter,   in   the   manner   described   in   '   --    Incentive
     Distributions -- Hypothetical Annualized Yield' below.

     The above references to the 4% of Available Cash from Operating Surplus distributed to the General Partners constitute references to the amount of the Managing General Partner's and Special General Partner's aggregate percentage interest in distributions from the Partnership and the Operating

Partnership on a combined basis, exclusive of their rights as holder of Subordinated Units, Common Units or rights to receive Incentive Distributions. Each of the Managing General Partner and the Special General Partner will own a 1.0% unsubordinated general partner interest in the Partnership and a 1.0101% unsubordinated general partner interest in the Operating Partnership. Other references in this Prospectus to the General Partner Interests or to distributions of 4% of Available Cash also constitute references to the amount of the General Partners' aggregate percentage interest in the Partnership and the Operating Partnership on a combined basis exclusive of their rights as holder of the Subordinated Units, Common Units or rights to receive Incentive Distributions. In the event all or a portion of the Special General Partner's 2% General Partner Interest is converted into Units, the Managing General Partner will be required to amend the Partnership Agreement and the Operating Partnership Agreement to decrease the percentage of profits, losses and distributions previously allocated to the Special General Partner in respect of its General Partner Interest to reflect such conversion and increase the percentage of profits, losses and distributions that are allocated to the Unitholders by the same amount. With respect to any Common Unit, the term
'Common Unit Arrearages' refers to the amount by which the Minimum Quarterly Distribution in any quarter during the Subordination Period exceeds the distribution of Available Cash from Operating Surplus actually made for such quarter on a Common Unit issued in the Offering, cumulative for such quarter and all prior quarters during the Subordination Period. Common Unit Arrearages will not accrue interest.

DISTRIBUTIONS FROM OPERATING SURPLUS AFTER SUBORDINATION PERIOD

     Distributions by the Partnership of Available Cash from Operating Surplus with respect to any quarter after the Subordination Period will be made in the following manner:

          first, 96% to all Unitholders, pro rata, and 4% to the General Partners, pro rata until there has been distributed in respect of each Unit an amount equal to the Minimum Quarterly Distribution for such quarter;

          thereafter,    in   the   manner   described   in   '   --   Incentive
     Distributions -- Hypothetical Annualized Yield' below.

INCENTIVE DISTRIBUTIONS -- HYPOTHETICAL ANNUALIZED YIELD

     For any quarter for which Available Cash from Operating Surplus is distributed to the Common and Subordinated Unitholders in an amount equal to the Minimum Quarterly Distribution on all Units and to the Common Unitholders in an amount equal to any unpaid Common Unit Arrearages, then any additional Available Cash from Operating Surplus in respect of such quarter will be distributed among the Unitholders and the General Partners in the following manner:

          first, 96% to all Unitholders, pro rata, and 4% to the General Partners, pro rata, until the Unitholders have received (in addition to any distributions to Common Unitholders to eliminate Common Unit Arrearages) a total of $0.577 for such quarter in respect of each outstanding Unit (the 'First Target Distribution');

          second, 85% to all Unitholders, pro rata, and 15% to the General Partners, until the Unitholders have received (in addition to any distributions to Common Unitholders to eliminate Common Unit Arrearages) a total of $0.665 for such quarter in respect of each outstanding Unit (the 'Second Target Distribution');

          third, 75% to all Unitholders, pro rata, and 25% to the General Partners, until the Unitholders have received (in addition to any distributions to Common Unitholders to eliminate Common Unit Arrearages) a total of $0.863 for such quarter in respect of each outstanding Unit (the 'Third Target Distribution'); and

          thereafter, 50% to all Unitholders, pro rata, and 50% to the General Partners.

     The distributions to the General Partners set forth above (other than in the Managing General Partner's capacity as a holder of Subordinated Units) that are in excess of the General Partner Interests represent the Incentive Distributions which are paid to the Managing General Partner. The Managing General Partner may transfer its right to receive Incentive Distributions to one or more Persons.

     The following table illustrates the percentage allocation of the additional Available Cash from Operating Surplus between the Unitholders and the General Partners up to the various Target Distribution Levels and a hypothetical annualized percentage yield to be realized by a Unitholder at each different level of allocation among the Unitholders and the General Partners. For purposes of the following table, the annualized percentage yield is calculated on a pretax basis assuming that (i) the Common Unit was purchased at an amount equal to the assumed initial public offering price of $21.00 per Common Unit and (ii) the Partnership distributed each quarter during the first year following the investment the amount set forth under the column 'Quarterly Distribution Target Amount.' The calculations are also based on the assumption that the quarterly distribution amounts shown do not include any Common Unit Arrearages. The amounts set forth under 'Marginal Percentage Interest in Distributions' are the percentage interests of the General Partners and the Unitholders in any Available Cash from Operating Surplus distributed up to and including the corresponding amount in the column 'Quarterly Distribution Target Amount,' until Available Cash distributed reaches the next Target Distribution Level, if any. The percentage interests shown for the Unitholders and the General Partners for the Minimum Quarterly Distribution are also applicable to quarterly distribution amounts that are less than the Minimum Quarterly Distribution. The table is presented for illustrative purposes only; there can be no assurance that the Partnership will have Available Cash from Operating Surplus in order to make such distributions.

                                                                                                   MARGINAL PERCENTAGE
                                                                                                       INTEREST IN
                                                           QUARTERLY                                  DISTRIBUTIONS
                                                          DISTRIBUTION           HYPOTHETICAL    -----------------------
                                                             TARGET               ANNUALIZED                    GENERAL
                                                             AMOUNT                 YIELD        UNITHOLDERS    PARTNERS
                                                          ------------           ------------    -----------    --------

Minimum Quarterly Distribution..................             $0.525                 10.000%           96%           4%
First Target Distribution.......................             $0.577                 10.990%           96%           4%
Second Target Distribution......................             $0.665                 12.667%           85%          15%
Third Target Distribution.......................             $0.863                 16.438%           75%          25%
Thereafter......................................    above    $0.863        above    16.438%           50%          50%

DISTRIBUTIONS FROM CAPITAL SURPLUS

     Distributions by the Partnership of Available Cash from Capital Surplus will be made in the following manner:

          first, 96% to all Unitholders, pro rata, and 4% to the General Partners, pro rata, until the Partnership has distributed, in respect of each outstanding Unit issued in the Offering, Available Cash from Capital Surplus in an aggregate amount per Unit equal to the Initial Unit Price;

          second, 96% to the Common Unitholders, pro rata, and 4% to the General Partners, pro rata, until the Partnership has distributed, in respect of each outstanding Common Unit, Available Cash from Capital Surplus in an aggregate amount equal to any unpaid Common Unit Arrearages with respect to such Common Unit; and

          thereafter, all distributions of Available Cash from Capital Surplus will be distributed as if they were from Operating Surplus.

     As a distribution of Available Cash from Capital Surplus is made, it is treated as if it were a repayment of the Initial Unit Price. To reflect such repayment, the Minimum Quarterly Distribution and the Target Distribution Levels will be adjusted downward by multiplying each such amount by a fraction, the numerator of which is the Unrecovered Capital of the Common Units (as defined in the Glossary) immediately after giving effect to such repayment and the denominator of which is the Unrecovered Capital of the Common Units immediately prior to such repayment. This adjustment to the Minimum Quarterly Distribution may accelerate the termination of the Subordination Period, thereby increasing the likelihood of the conversion of Subordinated Units into Common Units.

     When 'payback' of the Initial Unit Price has occurred, i.e., when the Unrecovered Capital of the Common Units is zero (and any accrued Common Unit Arrearages have been paid), then in effect the Minimum Quarterly Distribution and each of the Target Distribution Levels will have been reduced to zero for subsequent quarters. Thereafter, all distributions of Available Cash from all sources will be treated as if they were from Operating Surplus. Because the Minimum Quarterly Distribution and the Target Distribution Levels will have been reduced to zero, the General Partners will be entitled thereafter to receive 50% of all distributions of Available Cash.

     Distributions of Available Cash from Capital Surplus will not reduce the Minimum Quarterly Distribution or Target Distribution Levels for the quarter with respect to which they are distributed.

ADJUSTMENT OF MINIMUM QUARTERLY DISTRIBUTION AND TARGET DISTRIBUTION LEVELS

     In addition to reductions of the Minimum Quarterly Distribution and Target Distribution Levels made upon a distribution of Available Cash from Capital Surplus, the Minimum Quarterly Distribution, the Target Distribution Levels, the Unrecovered Capital, the number of additional Common Units issuable during the Subordination Period without a Unitholder vote, the number of Common Units issuable upon conversion of the Subordinated Units and other amounts calculated on a per Unit basis will be proportionately adjusted upward or downward, as appropriate, in the event of any combination or subdivision of Common Units (whether effected by a distribution payable in Common Units or otherwise), but not by reason of the issuance of additional Common Units for cash or property. For example, in the event of a two-for-one split of the Common Units (assuming no prior adjustments), the Minimum Quarterly Distribution, each of the Target Distribution Levels and the Unrecovered Capital of the Common Units would each be reduced to 50% of its initial level.

     The Minimum Quarterly Distribution and the Target Distribution Levels may also be adjusted if legislation is enacted or if existing law is modified or interpreted by the relevant governmental authority in a manner that causes the Partnership to become taxable as a corporation or otherwise subjects the Partnership to taxation as an entity for federal, state or local income tax purposes. In such event, the Minimum Quarterly Distribution and the Target Distribution Levels would be reduced to an amount equal to the product of (i) the Minimum Quarterly Distribution and each of the Target Distribution Levels, respectively, multiplied by (ii) one minus the sum of (x) the maximum effective federal income tax rate to which the Partnership is then subject as an entity plus (y) any increase that results from such legislation in the effective overall state and local income tax rate to which the Partnership is subject as an entity for the taxable year in which such event occurs (after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local income taxes). For example, assuming the Partnership was not previously subject to state and local income tax, if the Partnership were to become taxable as an entity for federal income tax purposes and the Partnership became subject to a maximum marginal federal, and effective state and local, income tax rate of 38%, then the Minimum Quarterly Distribution and the Target Distribution Levels would each be reduced to 62% of the amount thereof immediately prior to such adjustment.

DISTRIBUTIONS OF CASH UPON LIQUIDATION

     Following the commencement of the dissolution and liquidation of the Partnership, assets will be sold or otherwise disposed of from time to time and the partners' capital account balances will be adjusted to reflect any resulting gain or loss. The proceeds of such liquidation will, first, be applied to the payment of creditors of the Partnership in the order of priority provided in the Partnership Agreement and by law and, thereafter, be distributed to the Unitholders and the General Partners in accordance with their respective capital account balances as so adjusted. Partners are entitled to liquidating distributions in accordance with capital account balances. Although operating losses are allocated to all Unitholders, the allocations of gains and losses upon liquidation are intended, to the extent possible, to entitle the holders of outstanding Common Units to a preference over the holders of outstanding Subordinated Units upon the liquidation of the Partnership, to the extent required to permit Common Unitholders to receive their Unrecovered Capital plus any unpaid Common Unit Arrearages. Thus net losses recognized upon liquidation of the Partnership will be allocated to the Subordinated Units to the extent of their capital account balances before any loss is allocated to the Common Units, and net gains recognized upon liquidation will be allocated first to restore negative balances in the capital accounts of the General Partners and other Unitholders and then to the Common Unitholders until their capital account balances equal their Unrecovered Capital plus unpaid Common Unit Arrearages. However, no assurance can be given that there will be sufficient gain upon liquidation of the Partnership to enable the Common Unitholders to fully recover all of such amounts, even though there may be cash available for distribution to the Subordinated Unitholders.

     The manner of such adjustment is as provided in the Partnership Agreement, the form of which is included as Appendix A to this Prospectus. If the liquidation of the Partnership occurs before the end of the Subordination Period, any net gain (or unrealized gain attributable to assets distributed in kind) will be allocated to the partners as follows:

          first, to the General Partners and the Unitholders having negative balances in their capital accounts to the extent of and in proportion to such negative balances;

          second, 96% to the Common Unitholders, pro rata, and 4% to the General Partners, pro rata, until the capital account for each Common Unit is equal to the sum of (i) the Unrecovered Capital in respect of such Common Unit,
     (ii) the amount of the Minimum Quarterly Distribution for the fiscal quarter during which liquidation of the Partnership occurs and (iii) any unpaid Common Unit Arrearages in respect of such Common Unit;

          third, 96% to the Subordinated Unitholders, pro rata, and 4% to the General Partners, pro rata, until the capital account for each Subordinated Unit is equal to the sum of (i) the Unrecovered Capital in respect of such Subordinated Unit and (ii) the amount of the Minimum Quarterly Distribution for the fiscal quarter during which the liquidation of the Partnership occurs;

          fourth, 96% to all Unitholders, pro rata, and 4% to the General Partners, pro rata, until there has been allocated under this clause fourth an amount per Common Unit equal to (a) the sum of the excess of the First Target Distribution per Unit over the Minimum Quarterly Distribution per Unit for each quarter of the Partnership's existence, less (b) the cumulative amount per Unit of any distributions of Available Cash from Operating Surplus in excess of the Minimum Quarterly Distribution per Unit that were distributed 96% to the Unitholders, pro rata, and 4% to the General Partners, pro rata for each quarter of the Partnership's existence;

          fifth, 85% to all Unitholders, pro rata, and 15% to the General Partners, until there has been allocated under this clause fifth an amount per Unit equal to (a) the sum of the excess of the Second Target Distribution per Unit over the First Target Distribution per Unit for each quarter of the Partnership's existence, less (b) the cumulative amount per Unit of any distributions of Available Cash from Operating Surplus in excess of the First Target Distribution per Unit that were distributed 85% to the Unitholders, pro rata, and 15% to the General Partners for each quarter of the Partnership's existence;

          sixth, 75% to all Unitholders, pro rata, and 25% to the General Partners, until there has been allocated under this clause sixth an amount per Common Unit equal to (a) the sum of the excess of the Third Target Distribution per Unit over the Second Target Distribution per Unit for each quarter of the Partnership's existence, less (b) the cumulative amount per Unit of any distributions of Available Cash from Operating Surplus in excess of the Second Target Distribution per Unit that were distributed 75% to the Unitholders, pro rata, and 25% to the General Partners for each quarter of the Partnership's existence; and

          thereafter, 50% to all Unitholders, pro rata, and 50% to the General Partners.

     If the liquidation occurs after the Subordination Period, the distinction between Common Units and Subordinated Units will disappear, so that clauses (ii) and (iii) of paragraph second above and all of paragraph third above will no longer be applicable.

     Upon liquidation of the Partnership, any loss will generally be allocated to the General Partners and the Unitholders as follows:

          first, 96% to the Subordinated Unitholders in proportion to the positive balances in their respective capital accounts and 4% to the General Partners, pro rata, until the capital accounts of the holders of the Subordinated Units have been reduced to zero;

          second, 96% to the Common Unitholders, in proportion to the positive balances in their respective capital accounts and 4% to the General Partners, pro rata, until the capital accounts of the Common Unitholders have been reduced to zero; and

          thereafter, to the General Partners, pro rata.

     If the liquidation occurs after the Subordination Period, the distinction between Common Units and Subordinated Units will disappear, so that all of paragraph first above will no longer be applicable.

     Interim adjustments  to capital  accounts  will be  made  at the  time  the
Partnership issues additional interests in the Partnership or makes distributions of property. Such adjustments will be based on the fair market value of the interests or the property distributed and any gain or loss resulting therefrom will be allocated to the Unitholders and the General Partners in the same manner as gain or loss is allocated upon liquidation. In the event that positive interim adjustments are made to the capital accounts, any subsequent negative adjustments to the capital accounts resulting from the issuance of additional interests in the Partnership, distributions of property by the Partnership, or upon liquidation of the Partnership, will be allocated in a manner which results, to the extent possible, in the capital account balances of the General Partners equaling the amount which would have been the General Partners' capital accounts if no prior positive adjustments to the capital accounts had been made.

CASH AVAILABLE FOR DISTRIBUTION

     Based on the amount of working capital that the Partnership is expected to have at the time it commences operations in 1996 and the availability of the Working Capital Facility, the Partnership believes that, if its assumptions about operating and other conditions prove correct, the Partnership should have sufficient Available Cash from Operating Surplus to enable the Partnership to distribute the Minimum Quarterly Distribution on the outstanding Common Units and Subordinated Units and the related distribution on the General Partner Interests with respect to each of its quarters at least through the quarter ending December 31, 1997, although no assurance can be given respecting such distributions or any distribution after such date. The Partnership's belief is based on a number of assumptions, including the assumptions that normal weather conditions will prevail in the Partnership's operating areas, that the Partnership's operating margins will remain constant, that all required interest payments on the Partnership Loan will be made by Triarc and that market and overall economic conditions will not change substantially. Although the Partnership believes its assumptions are reasonable, whether the assumptions are realized is not, in a number of cases, within the control of the Partnership and cannot be predicted with any degree of certainty. For example, in any particular year or even series of years, weather may deviate substantially from normal. Therefore, certain of the Partnership's assumptions may prove to be inaccurate. As a result, the actual Available Cash from Operating Surplus generated by the Partnership could deviate substantially from that currently expected. See 'Risk Factors.' In addition, the terms of the Partnership's indebtedness under certain circumstances will restrict the ability of the Partnership to distribute cash to Unitholders. See ' -- Partnership Loan' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Indebtedness.' Accordingly, no assurance can be given that distributions of the Minimum Quarterly Distribution or any other amounts will be made. The Partnership does not intend to update the expression of belief set forth above.

     The amount of Available Cash from Operating Surplus needed to distribute the Minimum Quarterly Distribution for four quarters on the Common Units and Subordinated Units to be outstanding immediately after the Offering and on the General Partner Interests is approximately $23.5 million (approximately $13.0 million for the Common Units, $9.5 million for the Subordinated Units and $1.0 million for the General Partner Interests). If the Underwriters' over-allotment option is exercised in full, such amounts would be approximately $15.0 million for the Common Units, $9.5 million for the Subordinated Units and $1.0 million for the General Partner Interests, or an aggregate of approximately $25.5 million.

     Pro forma Available Cash from Operating Surplus generated during 1994 and 1995 (approximately $22.7 million and $17.6 million, respectively) would have been sufficient to cover the Minimum Quarterly Distribution on the Common Units and the related distribution on the General Partner Interests, but would have been insufficient by approximately $0.8 million and $5.9 million to cover the Minimum Quarterly Distribution on the Subordinated Units and the related distribution on the General Partner Interests in 1994 and 1995, respectively. The decline in pro forma Available Cash from Operating Surplus generated during 1995 was primarily due to the fact that temperatures during the winter of 1994-95 across the markets served by the Partnership were substantially warmer than the prior year. Pro forma Available Cash from Operating Surplus generated during the twelve months ended March 31, 1996 (approximately $20.0 million), would have been sufficient to cover the Minimum Quarterly Distribution on the Common Units and the related distribution on the General Partner Interests, but would have been insufficient by approximately $3.5 million to cover the Minimum Quarterly Distribution on the Subordinated Units and the related distribution on the General Partner Interests.

     Pro forma Available Cash from Operating Surplus generated during the three months ended March 31, 1996 would have been approximately $13.4 million; however, because of the highly seasonal nature of the Partnership's business, such amount is not indicative of the actual amounts of Available Cash from Operating Surplus that will be generated in subsequent quarters. The Partnership's revenues and cash flows have historically been highest in the first quarter. Although such $13.4 million generated during the three months ended March 31, 1996 would have been in excess of the approximately $5.9 million required to cover the Minimum Quarterly Distribution on the Common Units, the Subordinated Units and the related distributions on the General Partner Interests during such quarter, the Partnership would have established significant reserves for, among other things, payment of the Minimum Quarterly Distribution on the Common Units in subsequent quarters and future debt payments, thereby decreasing the amount of Available Cash from Operating Surplus that would have been distributed for such quarter. For the calculation of Pro Forma Operating Surplus, see the table below.

                          PRO FORMA OPERATING SURPLUS
                                  (UNAUDITED)

                                                                   YEAR ENDED        TWELVE MONTHS    THREE MONTHS
                                                                  DECEMBER 31,           ENDED           ENDED
                                                               ------------------      MARCH 31,       MARCH 31,
                                                                1994       1995          1996             1996
                                                               -------    -------    -------------    ------------
                                                                                 (IN THOUSANDS)

Operating profit as reported................................   $18,750    $14,501       $16,212         $ 12,224
Add management fees.........................................     4,561      3,000         3,000              750
Less standalone costs.......................................    (1,500)    (1,500)       (1,500)            (375)
                                                               -------    -------    -------------    ------------
Pro forma operating profit..................................    21,811     16,001        17,712           12,599
Add pro forma depreciation and amortization.................    10,024     10,645        10,825            2,601
                                                               -------    -------    -------------    ------------
Pro forma EBITDA(a).........................................    31,835     26,646        28,537           15,200
Add: Interest on $40.7 million Partnership Loan.............     5,500      5,500         5,500            1,375
      Other income(b).......................................       697        652           717              234
Less: Pro forma interest expense(c).........................   (10,905)   (10,990)      (10,960)          (2,722)
      Pro forma capital expenditures -- maintenance(d)......    (4,228)    (4,030)       (3,616)            (649)
      Pro forma provision for income taxes..................      (200)      (200)         (200)             (50)
                                                               -------    -------    -------------    ------------
Pro forma operating surplus.................................   $22,699    $17,578       $19,978         $ 13,388
                                                               -------    -------    -------------    ------------
                                                               -------    -------    -------------    ------------

- ------------

 (a) EBITDA is defined as operating income plus depreciation and amortization (excluding amortization of deferred financing costs). EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and is not a measure of performance or financial condition under generally accepted accounting principles, but provides additional information for evaluating the Partnership's ability to distribute the Minimum Quarterly Distribution. Cash flows in accordance with generally accepted accounting principles consist of cash flows from
     (i) operating, (ii) investing and (iii) financing activities. Cash flows from operating activities reflect net income (loss) (including charges for interest and income taxes not reflected in EBITDA), adjusted for (i) all non-cash charges or income (including, but not limited to, depreciation and amortization) and (ii) changes in operating assets and liabilities (not reflected in EBITDA). Further, cash flows from investing and financing activities are not included in EBITDA. For a discussion of the
     Partnership's operating performance and cash flows provided by (used in) operating, investing and financing activities, see 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

 (b) Other income consists of finance fees and rental income.

 (c) Excludes non-cash amortization of deferred financing costs of $350 per annum and $88 for the three months ended March 31, 1996.

 (d) Includes expenditures not expected to occur on an annual basis as  follows:
     1994 -- $1,790 (primarily computer hardware and systems installation); 1995 -- $590 (primarily the purchase of an airplane).

     Based on the Partnership's actual results of operations for the four months ended April 30, 1996, limited data about operations in May 1996 and the Partnership's estimated results of operations for the remainder of 1996, the Partnership believes that it will generate Available Cash from Operating Surplus of approximately $23.5 million during 1996, although there can be no assurance it will generate such amount. The Partnership's belief is based on the assumptions about weather, margins and market and economic conditions described above as they apply to the remainder of fiscal 1996. As a result, the actual Available Cash from Operating Surplus generated by the Partnership for 1996 could deviate substantially from that currently expected.

     The amounts of pro forma Available Cash from Operating Surplus for 1994 and 1995 and for the three months and twelve months ended March 31, 1996 set forth above were derived in part from the pro forma financial statements of the Partnership. The pro forma adjustments are based upon currently available information and certain estimates and assumptions. The pro forma financial statements do not purport to present the results of operations of the Partnership had the Partnership actually commenced operations as of the date indicated. Furthermore, the pro forma financial statements are based on accrual accounting concepts while Available Cash and Operating Surplus are defined in the Partnership Agreement on a cash accounting basis. As a consequence, the amounts of pro forma Available Cash from Operating Surplus shown above should only be viewed as a general indication of the amounts of Available Cash from Operating Surplus that may in fact have been generated by the Partnership had it been formed in earlier periods. Available Cash is defined in the Glossary and generally means, with respect to any fiscal quarter of the Partnership, all cash on hand at the end of such quarter less the amount of cash reserves that is necessary or appropriate in the discretion of the Managing General Partner to
(i) provide for the proper conduct of the Partnership's business, (ii) comply with applicable law or any Partnership debt instrument or other agreement, or
(iii) provide funds for distributions to Unitholders and the General Partners in respect of any one or more of the next four quarters. Operating Surplus is defined in the Glossary and refers generally to (i) the cash balance of the Partnership on the date the Partnership commences operations, plus $15.4 million, plus all cash receipts of the Partnership from its operations, less
(ii) all Partnership operating expenses, debt service payments (including reserves therefor but not including payments required in connection with the sale of assets or any refinancing with the proceeds of new indebtedness or any equity offering), maintenance capital expenditures and reserves established for future Partnership operations. For a more complete definition of Available Cash and Operating Surplus, see the Glossary.

     In addition, there are provisions in the First Mortgage Notes and the Bank Credit Facility which will, under certain circumstances, restrict the Partnership's ability to make distributions to its partners. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Indebtedness.'

PARTNERSHIP LOAN

     A portion of the Partnership's annual cash receipts will be interest payments from Triarc under the Partnership Loan. On a pro forma basis, $5.5 million of the Partnership's Available Cash from Operating Surplus in 1995 of approximately $17.6 million would have been derived from interest payments on the Partnership Loan. Consequently, the Partnership's ability to make distributions to Unitholders will depend in part on Triarc's ability to make interest payments under the Partnership Loan.

     The Partnership Loan will be a  senior obligation of Triarc evidenced by  a note issued by Triarc to the Operating Partnership (the 'Partnership Note') and secured by a pledge by Triarc of all of the shares of capital stock (the 'Pledged Stock') of the Managing General Partner that are owned by Triarc (approximately 75.7% of the Managing General Partner's outstanding capital stock as of the date of this Prospectus). The following is a summary of the material terms of the Partnership Note, the form of which will be filed as an exhibit to the Registration Statement of which this Prospectus is part. This summary is qualified in its entirety by reference to the Partnership Note.


     The Partnership Note will bear interest at a rate of 13.5% per annum, payable semi-annually in arrears on each June 30 and December 30. The Partnership Note will have a 14-year maturity, with required semi-annual prepayments, without premium, of one-eighth the principal thereof beginning seven years from the date of issuance. The Partnership Note generally may not be prepaid in whole or in part prior to the fifth anniversary of the date of issuance; provided that Triarc shall have the right, but not the obligation, to prepay the Partnership Note without penalty or premium (i) by an amount equal to all or a portion of the sum of (x) the total amount of any indebtedness (including refinancing indebtedness) incurred by the Operating Partnership or the Partnership in connection with an acquisition consummated by either that is repaid using the proceeds of such prepayment and (y) the total amount of other cash (not resulting from proceeds of the indebtedness referred to in clause (x)) paid by the Operating Partnership or the Partnership in connection with such acquisition; or (ii) in whole, but not in part, in connection with a transaction
(x) that results in either (A) the Managing General Partner no longer being an Affiliate of Triarc or (B) the Managing General Partner no longer being an Affiliate of the Operating Partnership and (y) where the total consideration received in connection therewith indicates a value for each Subordinated Unit (or Common Unit issued upon conversion thereof) of not less than the Initial Unit Price, as adjusted for splits, reclassifications, distributions of Capital Surplus and the like. During the sixth and seventh years after the date of issuance, the Partnership Note may be prepaid in whole or in part at redemption prices equal to 103.0% and 101.5%, respectively, of the principal amount prepaid, together with accrued interest on the portion prepaid. At any time on and after the seventh anniversary of the date of issuance, the Partnership Note may be prepaid in whole or in part without premium or penalty. The Partnership Note will be pari passu to Triarc's obligations to its other senior creditors, if any (whose debt may be secured with other assets of Triarc) and structurally subordinated to all creditors of Triarc's subsidiaries.

     The Partnership Note will contain various affirmative covenants applicable to Triarc, including a requirement that Triarc (i) use its best efforts to prevent the Managing General Partner from issuing any additional shares of capital stock to any Person other than Triarc, a permitted assignee of the Partnership Note from Triarc or any other Person that pledges such shares to secure the Partnership Note; (ii) use its best efforts to prevent SEPSCO, an indirect wholly owned subsidiary of Triarc and, at the closing of the Offering, the sole other shareholder of the Managing General Partner, from transferring any of its shares in the Managing General Partner to any Person other than to Triarc, any of its wholly owned subsidiaries, a permitted assignee of the Partnership Note from Triarc, any other Person that pledges such shares to secure the Partnership Note or in connection with a Permitted Third Party Sale (as defined in the Partnership Note) that results in the Pledged Stock no longer constituting security for the Partnership Note; (iii) use its best efforts to prevent any shares of the capital stock of SEPSCO from being acquired by any Person other than Triarc, any of its wholly owned subsidiaries, or a permitted assignee of the Partnership Note from Triarc, at any time when SEPSCO owns any shares of capital stock of the General Partner; (iv) comply in all material respects with all applicable laws; (v) pay its material obligations when due;
(vi) provide the Operating Partnership with certain audited and unaudited financial statements, proxy statements and other reports and (vii) notify the Operating Partnership of any Event of Default (as defined in the Partnership
Note) or event which with notice or lapse of time would become an Event of Default.


     In addition, Triarc will covenant in the Partnership Note to prevent the Managing General Partner from (a) incurring any indebtedness for borrowed money at any time that the Operating Partnership does not have a security interest in Retained Assets and/or cash or Cash Equivalents (each as defined in the Partnership Note) having an aggregate 'Value' (as defined below) equal to the then outstanding principal amount on the Partnership Note or (b) selling, assigning, transferring, hypothecating or pledging any of its Retained Assets unless immediately after giving effect thereto the Managing General Partner will hold Units and/or cash or Cash Equivalents or Qualified Marketable Securities or Qualified Public Company Securities (each as defined in the Partnership Note) received on the sale thereof plus any other cash or Cash Equivalents designated as Retained Assets (collectively, the 'Retained Assets') with a Value equal to or greater than the then outstanding principal amount of the Partnership Note; provided that, the Managing General Partner will be permitted to (i) sell, assign, transfer, hypothecate or pledge Retained Assets in one or more transactions in exchange for aggregate net after tax proceeds of not more than $5 million and (ii) consummate the Triarc Merger (as defined below) without complying with the foregoing restriction. For purposes of the foregoing, the 'Value' of the Common Units and the Qualified Public Company Securities shall be deemed to be equal to one-half of the Current Trading Price (as defined in the Partnership Note) therefor, the 'Value' of any Subordinated Units shall be deemed to be equal to one-half of the value of the consideration received by the Managing General Partner in connection with the most recent sale, assignment or transfer of a Subordinated Unit, or if the Managing General Partner has not so sold, assigned or transferred any

Subordinated Units, one-half of the Current Trading Price of the Common Units, the 'Value' of any cash or Cash Equivalents shall be 100% of the face value therefor and the 'Value' of any Qualified Marketable Security shall be 100% of the Current Trading Price therefor, as determined immediately after each transaction or each repayment of the principal amount of the Partnership Note. If at any time of determination the Value of such Retained Assets pledged or so subject to restriction exceeds the outstanding principal amount of the
Partnership Note, such excess Retained Assets shall be released from the foregoing restriction. The Managing General Partner may select which of such assets will be released. Assets other than Retained Assets may be distributed or sold by the Managing General Partner at any time. The Pledged Stock may be sold by Triarc at any time in an arms-length transaction to an unrelated independent third party provided that (i) the consideration received therefor is at least equal to the fair market value of the interest so transferred, is in the form of Permitted Consideration (as defined in the Partnership Note) and is pledged to secure the Partnership Note (to the extent the Value of such consideration does not exceed the then principal amount of the Partnership Note), (ii) if such sale is of less than all of the Pledged Stock, the remaining Pledged Stock constitutes at least a majority of the voting common stock of the Managing
General Partner then outstanding or the Operating Partnership then has a security interest in any combination of cash or Cash Equivalents with a Value equal to or greater than the then outstanding principal amount of the Partnership Note and (iii) if an Event of Default shall have occurred and be continuing, the Value of the net after tax proceeds received upon such sale is at least equal to the outstanding principal amount of the Partnership Note. The Partnership Note will contain a covenant of Triarc that, in the event of the merger or consolidation of the Managing General Partner with and into Triarc (the 'Triarc Merger'), Triarc will concurrently therewith pledge as security for the Partnership Loan a similar amount of Retained Assets.



     If an Event of Default exists with respect to the Partnership Note, the Partnership may accelerate the maturity of the Partnership Note and exercise other rights and remedies. In the case of an Event of Default referred to in (k) below, the acceleration of the maturity of the Partnership Note will occur automatically. Events of Default include (a) failure to pay any principal or premium when due, or interest within five business days of when due, on the Partnership Note; (b) payment default under (after giving effect to any applicable grace periods or any extension of any maturity date), or the acceleration of the maturity of, any indebtedness of Triarc or any guarantee by Triarc of any indebtedness of any subsidiary, if the principal amount of such indebtedness or guarantee, together with the principal amount of all other such indebtedness and guarantees with respect to which a payment default (after the expiration of any applicable grace period or any extension of the maturity date) has occurred, or the maturity of which has been so accelerated, exceeds $20 million in the aggregate; (c) failure by Triarc to comply in any material respect with any of its covenants or agreements contained in the Note for a period of 30 days after notice thereof; (d) certain unsatisfied final judgments in excess of $5 million; (e) the failure of the pledge by Triarc of its shares in the Managing General Partner to be in full force and effect; (f) the issuance by the Managing General Partner of any shares of its capital stock except as permitted above; (g) the transfer by SEPSCO of any of its shares in the Managing General Partner except as permitted above; (h) the incurrence by the Managing General Partner of any indebtedness for borrowed money at any time that the Partnership does not have a security interest in the requisite Retained Assets;
(i) the sale by the Managing General Partner of any of its Subordinated Units (or Common Units issued upon conversion thereof) unless immediately after giving effect thereto the Managing General Partner will hold the requisite amount of Retained Assets; (j) the failure of Triarc to pledge concurrently with the Triarc Merger as security for the Partnership Note the requisite amount of the Retained Assets, except as permitted above; and (k) various bankruptcy or insolvency events involving Triarc. If an Event of Default were to occur under the Partnership Note and the Partnership accelerated the maturity of the Partnership Note (or such acceleration occurred automatically in the case of an Event of Default referred to in clause (k) above), all amounts outstanding thereunder would become due. In such event, there could be no assurance that Triarc would be able to satisfy its obligations under the Partnership Note or that the Operating Partnership would be able to recover any amounts owed by Triarc by foreclosing on, or otherwise exercising its remedies with respect to, the capital stock of the Managing General Partner or any other assets of Triarc securing the Partnership Loan. The Operating Partnership is prohibited from foreclosing on and owning the capital stock of the Managing General Partner at any time that the Managing General Partner continues to own its General Partner Interest but its permitted assignee may do so. Triarc shall, if requested by the Operating Partnership, use its best efforts to cause the Managing General Partner to transfer its General Partner Interest to a third party immediately prior to any foreclosure by the Operating Partnership. The failure by Triarc to repay the Partnership Loan would have a material adverse effect on the financial condition of the Partnership and on the ability the Partnership to make any distributions to Unitholders.


     Triarc's   obligations  under  the  Partnership  Note  may,  under  certain circumstances, be assigned to and assumed by any Qualified Transferee (as defined in the Partnership Note) that has a consolidated net worth at least equal to Triarc's consolidated net worth at such time and that acquires the Managing General Partner, the Partnership or the Operating Partnership (whether by merger, consolidation, acquisition of stock or assets or otherwise). The
Partnership Note may not be assigned by the Operating Partnership without Triarc's consent, except that the Partnership Note will be assigned by the Operating Partnership as security for its obligations under the First Mortgage Notes and the Bank Credit Facility. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Indebtedness.'


                      CERTAIN INFORMATION REGARDING TRIARC

     Triarc is a holding company which, through its subsidiaries, is engaged in four businesses: beverages, restaurants, specialty chemicals and dyes and propane distribution. The beverage operations are conducted through Royal Crown Company, Inc. ('Royal Crown') and Mistic Brands, Inc. ('Mistic'); the restaurant operations are conducted through Arby's, Inc. ('Arby's'); the specialty chemicals and dyes business is conducted through C.H. Patrick & Co., Inc. ('C.H. Patrick'); and the propane distribution operations are conducted through National Propane. On April 29, 1996, Triarc sold (the 'Graniteville Sale') the textile business (the 'Textile Business') of its subsidiary, Graniteville Company ('Graniteville') (other than, among other things, the stock of C.H. Patrick), to Avondale Mills, Inc. for approximately $255 million in cash, subject to certain post-closing adjustments. Through May 31, 1996 Triarc has advanced $5 million in respect of such post-closing adjustments. Approximately $189 million of such proceeds were used by Graniteville to repay its outstanding principal amount of revolving loans and term loans under its credit facility (which are not reflected on the parent company only pro forma condensed balance sheet) with financial institutions at the closing of the Graniteville Sale.

     The following is the unaudited parent company only pro forma condensed balance sheet of Triarc as of March 31, 1996, which reflects only the assets and liabilities of Triarc and does not reflect the individual assets and liabilities of its subsidiaries which are shown on the net equity method, and which gives effect to (i) the Graniteville Sale including the related payment of all of the debt of the Textile Business, the cancellation of intercompany balances with Graniteville and a $35 million distribution to Triarc from the proceeds of a new bank financing of C.H. Patrick (collectively, the 'Completed Transactions') and
(ii) the Transactions as if they had all occurred on March 31, 1996. The pro forma adjustments to the pro forma condensed balance sheet are described in the accompanying notes to the pro forma condensed balance sheet which should be read in conjunction with such statement. The pro forma condensed balance sheet does not purport to be indicative of the actual financial position of Triarc had such transactions actually been consummated on March 31, 1996 or of the future financial position of Triarc. Also presented below are historical condensed statements of operations and cash flows of Triarc for the three years ended April 30, 1991, 1992 and 1993, the eight months ended December 31, 1993, the years ended December 31, 1994 and 1995 and the three months ended March 31, 1996.

                  TRIARC COMPANIES, INC. (PARENT COMPANY ONLY)
                       PRO FORMA CONDENSED BALANCE SHEET

                                                                               MARCH 31, 1996
                                                 ---------------------------------------------------------------------------
                                                                                      PRO
                                                                COMPLETED          FORMA FOR
                                                               TRANSACTIONS        COMPLETED     TRANSACTIONS         PRO
                                                 HISTORICAL    ADJUSTMENTS        TRANSACTIONS   ADJUSTMENTS         FORMA
                                                 ----------    -----------        -----------    -----------        --------
                                                                               (IN THOUSANDS)
                    ASSETS
Cash and cash equivalents.....................    $  16,724     $  38,646(c)       $  90,370      $  40,700(i)      $203,467
                                                                   35,000(h)                         59,300(j)
                                                                                                     13,097(k)
Due from subsidiaries.........................       29,135        (2,503)(g)         26,632         (5,944)(k)       20,688
Other current assets..........................        7,779        --                  7,779         --                7,779
                                                 ----------    -----------        -----------    -----------        --------
    Total current assets......................       53,638        71,143            124,781        107,153          231,934
Investment in consolidated subsidiaries, at
  equity(a)...................................      209,624       (17,748)(c)         25,331        (59,300)(j)        --
                                                                   (7,790)(d)                        67,145(l)
                                                                   (7,326)(e)                         2,500(m)
                                                                 (116,429)(g)                        (2,646)(n)
                                                                  (35,000)(h)                       (33,030)(o)
Notes receivable from subsidiaries............       26,300        --                 26,300         --               26,300
Deferred income tax benefit...................       15,964       (15,964)(f)         --             --                --
Investments and other assets..................        9,010        --                  9,010         --                9,010
                                                 ----------    -----------        -----------    -----------        --------
                                                  $ 314,536     $(129,114)         $ 185,422      $  81,822         $267,244
                                                 ----------    -----------        -----------    -----------        --------
                                                 ----------    -----------        -----------    -----------        --------

     LIABILITIES AND STOCKHOLDERS' EQUITY
Current portion of 9 1/2% promissory note
  payable(b)..................................    $   5,274     $  --              $   5,274      $  --             $  5,274
Due to subsidiaries...........................       13,868        (6,531)(g)          7,337         --                7,337
Accounts payable and accrued expenses.........       20,589        20,898(c)          23,215          7,153(k)        30,368
                                                                  (18,272)(f)
                                                 ----------    -----------        -----------    -----------        --------
    Total current liabilities.................       39,731        (3,905)            35,826          7,153           42,979
                                                 ----------    -----------        -----------    -----------        --------
Triarc note...................................       --            --                 --             30,000(o)        30,000
Intercompany Note payable to Managing General
  Partner.....................................       81,392        --                 81,392        (81,392)(o)        --
Other Notes and loans payable to subsidiaries,
  net of discount.............................      138,458      (112,401)(g)         26,057         40,700(i)        66,757
9 1/2% promissory note payable(b).............       32,423        --                 32,423         --               32,423
Deferred income taxes.........................       --             2,308(f)           2,308         26,858(l)        31,666
                                                                                                      2,500(m)
Accumulated reductions in stockholders' equity
  of consolidated subsidiaries in excess of
  investment(a)...............................       --            --                 --             18,362(o)        18,362
Other non-current liabilities.................        1,734        --                  1,734         --                1,734
Stockholders' equity..........................       20,798        (7,790)(d)          5,682         40,287(l)        43,323
                                                                   (7,326)(e)                        (2,646)(n)
                                                 ----------    -----------        -----------    -----------        --------
                                                  $ 314,536     $(129,114)         $ 185,422      $  81,822         $267,244
                                                 ----------    -----------        -----------    -----------        --------
                                                 ----------    -----------        -----------    -----------        --------

                                                        (footnotes on next page)

(footnotes from previous page)

 (a) The 'Investment in consolidated subsidiaries, at equity' includes all of Triarc's direct and indirect owned subsidiaries. As such, it includes investments in numerous holding companies, inactive companies and smaller operating companies, as well as its principal operating subsidiaries, Royal Crown, Mistic, Arby's, National Propane and Graniteville (including C.H. Patrick) as detailed above. The investment in consolidated subsidiaries, as adjusted on a pro forma basis for the Completed Transactions and the Transactions, has a negative balance as a result of aggregate distributions from consolidated subsidiaries and forgiveness of Triarc debt to consolidated subsidiaries in excess of the investment in the consolidated subsidiaries. Such excess has been reported in the accompanying pro forma consolidated balance sheet as 'Accumulated Reductions in Stockholders' Equity of Consolidated Subsidiaries in Excess of Investment.'
 (b) Matures in 1996 ($5,274), 1997 ($3,880), 1998 ($2,546), 1999 ($1,712), 2000
     ($702) and thereafter ($23,583).
 (c) To reflect the receipt by Triarc of the proceeds from the sale of the Textile Business which, as of March 31, 1996, would have amounted to $38,646 representing net proceeds from the sale of the Textile Business of $251,379 ($257,629 cash proceeds less the payment of estimated expenses related to the transaction of $6,250) less debt of the Textile Business repaid ($207,110 as of March 31, 1996) and related prepayment penalties ($5,623). Such cash was transferred to Triarc as a tax sharing payment for the income tax liability related to the sale of the Textile Business ($20,898) and an intercompany advance ($17,748) which was then cancelled, thereby reducing the 'Investment in consolidated subsidiaries, at equity.'
 (d) To reflect the equity in the loss on the sale of the Textile Business which as of March 31, 1996 would have amounted to $7,790. Due to changes in the balances of assets and liabilities sold or assumed through the April 29, 1996 closing date, the actual impact of the sale will differ from the $38,646 net proceeds and the $7,790 loss above. Based on current estimates and subject to post-closing adjustments, the impact of the sale as of the April 29, 1996 closing date is expected to range from breakeven to a loss of less than the $7,790.
 (e) To reflect the equity in an extraordinary charge for the early extinguishment of the debt of the Textile Business which as of March 31, 1996 would have amounted to $7,326.
 (f) To reclassify the deferred income tax benefit as a result of the utilization of a portion of the net operating loss carryforwards of Triarc ($18,272), the benefit of which had been previously recorded in 'Deferred income tax benefit.'
 (g) To reflect the cancellation of the intercompany notes payable by Triarc to Graniteville ($112,401 as of March 31, 1996) and intercompany amounts due to and from Graniteville ($6,531 and $2,503, respectively, as of March 31,
     1996) in connection with the sale of the Textile Business.
 (h) To reflect the receipt of a $35,000 advance from Graniteville which occurred on May 16, 1996 from a portion of the proceeds of borrowings under a new $50,000 C.H. Patrick bank credit facility entered into on such date which were in turn dividended to Graniteville. The advance to Triarc was then cancelled, thereby reducing the 'Investment in consolidated subsidiaries, at equity.'
 (i) To reflect a loan of $40,700 from the Partnership to Triarc.
 (j) To reflect a cash dividend of $59,300 from National Propane to Triarc.
 (k) To reflect the receipt of receivables from the Partnership representing management fees of $5,944 and a tax sharing payment of $7,153 due as of March 31, 1996.
 (l) To reflect the estimated gain of $40,287 to be realized on the sale of the Units consisting of the excess of the net proceeds from the sale of the Units in excess of the interest sold ($67,145) less income taxes on the gain ($26,858).
(m) To reflect as a contribution the transfer from National Propane to Triarc of certain income tax liabilities.
 (n) To reflect the equity in an extraordinary charge for the early extinguishment of the majority of the debt of National Propane which as of March 31, 1996 would have amounted to $2,646.
 (o) To reflect a $51,392 dividend from National Propane to Triarc resulting in 'Accumulated reductions in stockholders' equity of consolidated subsidiaries in excess of investment.' Such dividend represents a portion of Triarc's $81,392 payable to National Propane with the remaining portion of $30,000 becoming the 'Triarc note.'

                  TRIARC COMPANES, INC. (PARENT COMPANY ONLY)
                       CONDENSED STATEMENTS OF OPERATIONS

                                                                                                                      YEAR
                                                                                                                     ENDED
                                                                                                                    DECEMBER
                                                                   YEAR ENDED APRIL 30,           EIGHT MONTHS        31,
                                                             --------------------------------    ENDED DECEMBER     --------
                                                               1991        1992        1993         31, 1993          1994
                                                             --------    --------    --------    ---------------    --------
                                                                                     (IN THOUSANDS)

Income and (expenses):
    Equity in (losses) income from continuing operations
      of subsidiaries.....................................   $   (129)   $ 12,196    $(15,634)      $     465       $ 29,610
    Interest expense......................................    (22,973)    (22,751)    (24,858)        (18,992)       (28,807)
    Unallocated general and administrative expenses.......     (2,540)     (2,961)     (4,050)         (8,622)        (6,660)
    Facilities relocation and corporate restructuring.....      --          --         (7,200)         --             (8,800)
    Recovery of (provision for) doubtful accounts from
      affiliates and former affiliates....................     (9,554)     (9,221)     (3,311)         --              --
    Cost of a proposed acquisition not consummated........      --          --          --             --             (5,480)
    Shareholder litigation and other expenses.............      2,165      (2,004)     (7,025)         (6,424)          (500)
    Settlements with former affiliates....................      2,871       --          8,900          --              --
    Other income (expense)................................      1,248         813         517            (650)           508
                                                             --------    --------    --------    ---------------    --------
        Income (loss) from continuing operations before
          income taxes....................................    (28,912)    (23,928)    (52,661)        (34,223)       (20,129)
Benefit from income taxes.................................     11,411      13,721       8,112           3,784         18,036
                                                             --------    --------    --------    ---------------    --------
        Income (loss) from continuing operations..........    (17,501)    (10,207)    (44,549)        (30,439)        (2,093)
Equity in losses of discontinued operations of
  subsidiaries............................................        (55)      2,705      (2,430)         (8,591)        (3,900)
Equity in extraordinary charges of subsidiaries...........        703       --         (6,611)           (448)        (2,116)
Cumulative effect of changes in accounting principles
  from:
    Triarc Companies, Inc.................................      --          --         (3,488)         --              --
    Equity in subsidiaries................................      --          --         (2,900)         --              --
                                                             --------    --------    --------    ---------------    --------
                                                                --          --         (6,338)         --              --
                                                             --------    --------    --------    ---------------    --------
        Net income (loss).................................    (16,853)     (7,502)    (59,978)        (39,478)        (8,109)
Preferred stock dividend requirements.....................        (11)        (11)       (121)         (3,889)        (5,833)
                                                             --------    --------    --------    ---------------    --------
        Net income (loss) applicable to common
          stockholders....................................   $(16,864)   $ (7,513)   $(60,099)      $ (43,367)      $(13,942)
                                                             --------    --------    --------    ---------------    --------
                                                             --------    --------    --------    ---------------    --------
Income (loss) per share:
    Continuing operations.................................   $   (.68)   $   (.39)   $  (1.73)      $   (1.62)      $   (.34)
    Discontinued operations...............................      --            .10        (.09)           (.40)          (.17)
    Extraordinary charges.................................        .03       --           (.26)           (.02)          (.09)
    Cumulative effect of changes in accounting
      principles..........................................      --          --           (.25)         --              --
                                                             --------    --------    --------    ---------------    --------
        Net income (loss).................................   $   (.65)   $   (.29)   $  (2.33)      $   (2.04)      $   (.60)
                                                             --------    --------    --------    ---------------    --------
                                                             --------    --------    --------    ---------------    --------


                                                                        THREE MONTHS
                                                                        ENDED MARCH
                                                              1995        31, 1996
                                                            --------    ------------

Income and (expenses):
    Equity in (losses) income from continuing operations
      of subsidiaries.....................................  $(26,078)     $  2,997
    Interest expense......................................   (15,794)       (2,131)
    Unallocated general and administrative expenses.......    (2,072)        --
    Facilities relocation and corporate restructuring.....    (2,700)        --
    Recovery of (provision for) doubtful accounts from
      affiliates and former affiliates....................     3,049         --
    Cost of a proposed acquisition not consummated........     --            --
    Shareholder litigation and other expenses.............       (24)        --
    Settlements with former affiliates....................     --            --
    Other income (expense)................................     3,102           362
                                                            --------    ------------
        Income (loss) from continuing operations before
          income taxes....................................   (40,517)        1,228
Benefit from income taxes.................................     3,523           557
                                                            --------    ------------
        Income (loss) from continuing operations..........   (36,994)        1,785
Equity in losses of discontinued operations of
  subsidiaries............................................     --            --
Equity in extraordinary charges of subsidiaries...........     --           (1,387)
Cumulative effect of changes in accounting principles
  from:
    Triarc Companies, Inc.................................     --            --
    Equity in subsidiaries................................     --            --
                                                            --------    ------------
                                                               --            --
                                                            --------    ------------
        Net income (loss).................................   (36,994)          398
Preferred stock dividend requirements.....................     --            --
                                                            --------    ------------
        Net income (loss) applicable to common
          stockholders....................................  $(36,994)     $    398
                                                            --------    ------------
                                                            --------    ------------
Income (loss) per share:
    Continuing operations.................................  $  (1.24)     $    .06
    Discontinued operations...............................     --            --
    Extraordinary charges.................................     --             (.05)
    Cumulative effect of changes in accounting
      principles..........................................     --            --
                                                            --------    ------------
        Net income (loss).................................  $  (1.24)     $    .01
                                                            --------    ------------
                                                            --------    ------------

                  TRIARC COMPANIES, INC. (PARENT COMPANY ONLY)
                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                                                                      YEAR
                                                                                                                     ENDED
                                                                                                                    DECEMBER
                                                                   YEAR ENDED APRIL 30,           EIGHT MONTHS        31,
                                                             --------------------------------    ENDED DECEMBER     --------
                                                               1991        1992        1993         31, 1993          1994
                                                             --------    --------    --------    ---------------    --------
                                                                                     (IN THOUSANDS)

Cash flows from operating activities:
    Net income (loss).....................................   $(16,853)   $ (7,502)   $(59,978)      $ (39,478)      $ (8,109)
    Adjustments to reconcile net income (loss) to net cash
      provided by (used in) operating activities:
        Equity in net losses (income) of subsidiaries.....       (519)    (14,901)     27,575           8,574        (23,594)
        Dividends from subsidiaries.......................      4,763       1,080       3,127          --             40,000
        Depreciation and amortization.....................      1,246       1,248       1,248           1,371          2,573
        Provision for facilities relocation and corporate
          restructuring...................................      --          --          7,200          --              8,800
        Payments of facilities relocation and corporate
          restructuring...................................      --          --           (258)         (2,970)        (5,136)
        Provision for cost of a proposed acquisition not
          consummated in excess of payments...............      --          --          --             --              1,475
        Interest capitalized and not paid.................      --          --          --             --              3,247
        Reduction in commuted insurance liabilities
          credited against notes payable..................      --          --          --             --              --
        Change in due from/to subsidiaries and other
          affiliates including capitalized interest
          ($21,017 in 1994 and $9,569 in 1995)............      4,157       3,674     (15,214)         18,121         33,034
        Deferred income tax provision (benefit)...........        603      (5,130)     (2,199)          5,591         (2,899)
        Provision for doubtful accounts from former
          affiliates......................................      9,554       9,221       3,311          --              --
        Cumulative effect of change in accounting
          principle.......................................      --          --          3,488          --              --
        Other, net........................................        737         424       6,848             449         (1,968)
        Increase in receivables...........................      --          --          --             --               (649)
        Increase in restricted cash.......................      --          --          --             (2,422)          (498)
        Decrease (increase) in prepaid expenses and other
          current assets..................................     (1,288)      9,197      (1,156)            598          2,399
        Increase (decrease) in accounts payable and
          accrued expenses................................     (1,909)      2,182       5,824            (376)       (18,249)
                                                             --------    --------    --------    ---------------    --------
            Net cash provided by (used in) operating
              activities..................................        491        (507)    (20,184)        (10,542)        30,426
                                                             --------    --------    --------    ---------------    --------
Cash flows from investing activities:
    Business acquisitions.................................      --          --          --             --              --
    Loans to subsidiaries.................................      --          --          --             --              --
    Investment in an affiliate............................      --          --          --             --              --
    Capital contributed to a subsidiary...................      --          --          --             --              --
    Purchase of minority interests........................      --          --        (21,100)         --              --
    Other.................................................        (18)         (4)      2,079          (3,047)           (83)
                                                             --------    --------    --------    ---------------    --------
            Net cash used in investing activities.........        (18)         (4)    (19,021)         (3,047)           (83)
                                                             --------    --------    --------    ---------------    --------
Cash flows from financing activities:
    Issuance (repurchase) of Class A common stock.........      --          --          9,650          --               (344)
    Payment of preferred dividends........................        (11)        (11)         (9)         (2,557)        (5,833)
    Repayment of long-term debt...........................      --            (52)    (20,907)         --              --
    Borrowings from subsidiaries..........................      --          --        141,600          --              --
    Repayment of notes and loans payable to
      subsidiaries........................................      --          --        (57,115)         --              --
    Other.................................................      --          --         (4,620)         (1,056)         --
                                                             --------    --------    --------    ---------------    --------
            Net cash provided by (used in) financing
              activities..................................        (11)        (63)     68,599          (3,613)        (6,177)
                                                             --------    --------    --------    ---------------    --------
Net increase (decrease) in cash and cash equivalents......        462        (574)     29,394         (17,202)        24,166
Cash and cash equivalents at beginning of period..........        238         700         126          29,520         12,318
                                                             --------    --------    --------    ---------------    --------
Cash and cash equivalents at end of period................   $    700    $    126    $ 29,520       $  12,318       $ 36,484
                                                             --------    --------    --------    ---------------    --------
                                                             --------    --------    --------    ---------------    --------


                                                                        THREE MONTHS
                                                                        ENDED MARCH
                                                              1995        31, 1996
                                                            --------    ------------

Cash flows from operating activities:
    Net income (loss).....................................  $(36,994)     $    398
    Adjustments to reconcile net income (loss) to net cash
      provided by (used in) operating activities:
        Equity in net losses (income) of subsidiaries.....    26,078        (1,610)
        Dividends from subsidiaries.......................    22,721         --
        Depreciation and amortization.....................     3,626         --
        Provision for facilities relocation and corporate
          restructuring...................................     2,700         --
        Payments of facilities relocation and corporate
          restructuring...................................    (3,278)         (673)
        Provision for cost of a proposed acquisition not
          consummated in excess of payments...............     --            --
        Interest capitalized and not paid.................     3,271         --
        Reduction in commuted insurance liabilities
          credited against notes payable..................    (3,000)        --
        Change in due from/to subsidiaries and other
          affiliates including capitalized interest
          ($21,017 in 1994 and $9,569 in 1995)............     1,332          (130)
        Deferred income tax provision (benefit)...........      (382)        --
        Provision for doubtful accounts from former
          affiliates......................................     --            --
        Cumulative effect of change in accounting
          principle.......................................     --            --
        Other, net........................................       489         1,222
        Increase in receivables...........................    (4,715)        1,928
        Increase in restricted cash.......................   (22,887)       22,760
        Decrease (increase) in prepaid expenses and other
          current assets..................................      (214)           65
        Increase (decrease) in accounts payable and
          accrued expenses................................     4,522        (2,399)
                                                            --------    ------------
            Net cash provided by (used in) operating
              activities..................................    (6,731)       21,561
                                                            --------    ------------
Cash flows from investing activities:
    Business acquisitions.................................   (29,240)        --
    Loans to subsidiaries.................................   (18,375)       (7,925)
    Investment in an affiliate............................    (5,340)        --
    Capital contributed to a subsidiary...................    (8,865)        --
    Purchase of minority interests........................     --            --
    Other.................................................       (57)          (12)
                                                            --------    ------------
            Net cash used in investing activities.........   (61,877)       (7,937)
                                                            --------    ------------
Cash flows from financing activities:
    Issuance (repurchase) of Class A common stock.........    (1,170)        --
    Payment of preferred dividends........................     --            --
    Repayment of long-term debt...........................     --            --
    Borrowings from subsidiaries..........................    45,900         --
    Repayment of notes and loans payable to
      subsidiaries........................................     --           (9,450)
    Other.................................................       (56)        --
                                                            --------    ------------
            Net cash provided by (used in) financing
              activities..................................    44,674        (9,450)
                                                            --------    ------------
Net increase (decrease) in cash and cash equivalents......   (23,934)        4,174
Cash and cash equivalents at beginning of period..........    36,484        12,550
                                                            --------    ------------
Cash and cash equivalents at end of period................  $ 12,550      $ 16,724
                                                            --------    ------------
                                                            --------    ------------

     Because  Triarc  is  a  holding  company,  its  ability  to  meet  its cash requirements (including required interest and principal payments on the Partnership Loan) is primarily dependent upon cash flows from its subsidiaries including loans and cash dividends and reimbursement by subsidiaries to Triarc in connection with its providing certain management services and payments by subsidiaries under certain tax sharing agreements.
     Under the terms of various indentures and credit arrangements, Triarc's principal subsidiaries are currently unable to pay any dividends or make any loans or advances to Triarc. The stock of Triarc's principal subsidiaries and substantially all of the assets of such subsidiaries are pledged as security for indebtedness under the various debt agreements of Triarc's subsidiaries. As of March 31, 1996, Triarc had outstanding external indebtedness consisting of a $37.7 million 9 1/2% note (the '9 1/2% Note') and guarantees of external indebtedness of its subsidiaries in the aggregate principal amount of $412.7 million ($125.5 million after giving effect to the Completed Transactions and the Transactions. In addition, at March 31, 1996, Triarc owed intercompany indebtedness of $219.9 million ($96.8 million after giving effect to the Completed Transactions and the Transactions). Such intercompany indebtedness at March 31, 1996 consisted of a 9 1/2% note in the principal amount of $112.4 million to Graniteville (which note was canceled in connection with the Graniteville Sale), notes in the principal amounts of $23.8 million and $2.3 million to SEPSCO and a subsidiary of RC/Arby's Corporation ('RCAC'), respectively (which bear interest at rates ranging from 9 1/2% to 13%), and an $81.4 million non-interest bearing advance owed to National Propane (which is being reduced to $30.0 million in connection with the Transactions). In connection with all of such debt, the only scheduled principal payments required during the remainder of 1996 are $5.3 million on the 9 1/2% Note.
     As of March 31, 1996 Triarc had notes receivable from RCAC and its subsidiaries in the aggregate amount of $26.3 million of which $19.6 million is due on demand and $6.7 million is due in 1998 and which bear interest at a rate of 11 7/8%.
     Triarc's significant cash requirements for the remainder of 1996, in addition to interest payments on the Partnership Note, are expected to be limited to (i) general corporate expenses including cash used in operations,
(ii) $5.3 million and $3.6 million of principal and interest payments, respectively, on the 9 1/2% Note, (iii) cash requirements for its facilities relocation and corporate restructuring accruals of $2.2 million, and (iv) up to $3.9 million of advances to affiliates under loan agreements and loans to RCAC as necessary. There can be no assurances, however, that Triarc will not have significant additional cash requirements in the future that could have a material adverse effect on its ability to make required payments of principal and interest on the Partnership Loan.
     Triarc anticipates meeting its significant cash requirements through its cash on hand (approximately $16.7 million as of March 31, 1996), dividends or advances from the Managing General Partner and the Special General Partner, reimbursement of general corporate expenses from subsidiaries in connection with management services agreements to the extent such subsidiaries are able to pay and net payments received under tax sharing agreements with certain subsidiaries (which Triarc may not have to remit to the IRS due to the availability of operating loss depletion and tax carryforwards). However, there can be no assurances that Triarc's sources of cash will be sufficient to enable Triarc to meet its cash requirements, including its obligations to make payments of principal and interest on the Partnership Loan.
     Upon consummation of the Transactions, payments received under tax sharing agreements and the reimbursement of general corporate expenses by National Propane will be limited. See 'The Partnership Agreement -- Reimbursement for Services.' As a result of the Graniteville Sale, the textile division will no longer make any payments under the tax sharing agreement with Triarc or reimburse Triarc for general corporate expenses. Triarc expects to compensate for such lower cash availability from its subsidiaries through additional cash on hand of approximately $170 million from the cash received from the Completed Transactions and the Transactions.
     The Federal income tax returns of Triarc and its subsidiaries have been examined by the Internal Revenue Service ('IRS') for the tax years 1985 through 1988. Triarc and its subsidiaries have resolved all issues related to such audit. The amount which Triarc and its subsidiaries expect to pay in 1996 with respect to such audit will not exceed $5.0 million. The IRS is currently finalizing its examination of the Federal income tax returns of Triarc and its subsidiaries for the tax years from 1989 through 1992 and has issued notices of proposed adjustments increasing taxable income by approximately $145.0 million, the tax effect of which has not yet been determined. Triarc is contesting the majority of the proposed adjustments and, accordingly, the amount and timing of any payments required as a result thereof cannot presently be determined. However, it is not expected that the resolution of the 1989 through 1992 examination will be finalized in 1996 and, accordingly, no tax payments with respect to such years are expected to be required in 1996.
     On a pro forma basis for the Transactions and the Completed Transactions, Triarc's liquidity has improved significantly since November 1994, when National Propane reclassified an existing intercompany note from Triarc as a component of stockholders' equity because it determined, based upon circumstances at such time, that Triarc's liquidity position was insufficient to enable Triarc to repay the note. The factors present that resulted in that determination included
(i) the reduction of Triarc's consolidated cash to $49.0 million at September 30, 1994 from $119.0 million at December 31, 1993 and (ii) a pending acquisition transaction which, if completed, would have required the utilization of a significant amount of Triarc's available cash.
     There can be no assurance that Triarc will continue to have cash on hand or will in the future receive sufficient distributions from its subsidiaries in order to enable it to satisfy its obligations under the Partnership Loan. The failure of Triarc to make payments of principal and interest on the Partnership Loan when due would have an adverse effect on the ability of the Partnership to make any distributions to Unitholders. Furthermore, as a result of the holding company structure of Triarc, creditors of Triarc, including the Partnership as the holder of the Partnership Note, will effectively rank junior to all creditors of Triarc's subsidiaries. In the event of the dissolution, bankruptcy, liquidation or reorganization of such subsidiaries, the Partnership as the holder of the Partnership Note would not receive any amounts in respect thereof until after the payment in full of the creditors of such subsidiaries. As of March 31, 1996 on a pro forma basis after giving effect to the Transactions and the Completed Transactions and the use of proceeds therefrom, the aggregate amount of indebtedness of Triarc and its subsidiaries to which the Partnership as the holder of the Partnership Note would be effectively subordinated would have been approximately $591.0 million. The failure by Triarc to repay the Partnership Loan would have a material adverse effect on the financial condition of the Partnership.
     Triarc is a public company and its Class A Common Stock is listed on the New York Stock Exchange under the symbol 'TRY.' Triarc's principal executive offices are located at 900 Third Avenue, New York, New York 10022 and its telephone number is (212) 230-3000. Certain reports, proxy statements and other information filed by Triarc with the Commission can be obtained from Triarc upon request at no cost and can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such documents can also be inspected at the office of the NYSE, 20 Broad Street, New York, New York 10005.

                       SELECTED HISTORICAL AND PRO FORMA
                   CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table presents selected consolidated financial data of National Propane for each of the years in the two-year period ended April 30, 1993, the ten-month transition period ended December 31, 1993, each of the years in the two-year period ended December 31, 1995 and each of the three-month periods ended March 31, 1995 and 1996. The selected consolidated statement of operations data for the ten-month transition period ended December 31, 1993 and for the two years ended December 31, 1994 and 1995 and the selected consolidated balance sheet data as of December 31, 1994 and 1995 have been derived from the financial statements included elsewhere herein, which financial statements have been audited by Deloitte & Touche LLP, independent auditors (whose report makes reference to the report of other auditors), contained elsewhere herein. The selected consolidated statement of operations data for each of the years in the two-year period ended April 30, 1993 and each of the three-month periods ended March 31, 1995 and 1996 and the selected consolidated balance sheet data as of April 30, 1992 and 1993, December 31, 1993 and March 31, 1996 have been derived from National Propane's unaudited consolidated financial statements which reflect, in the opinion of National Propane's management, all adjustments necessary to present fairly the data for such periods. Due to the seasonal nature of the National Propane's business, the interim results of operations are not indicative of results to be expected for full years. The following table also presents unaudited selected pro forma consolidated financial data of the Partnership for the year ended December 31, 1995 and as of and for the three months ended March 31, 1996 reflecting the Offering and related Transactions as if they had been consummated as of January 1, 1995 with respect to statement of operations data and as of March 31, 1996 with respect to balance sheet data. The unaudited selected pro forma consolidated financial data is not necessarily indicative of the financial position or the results of operations of the Partnership had the Offering and related Transactions been consummated on the dates indicated or of the future results of operations of the Partnership. The data for all of the periods presented below have been restated to reflect the effects of the June 1995 merger of Public Gas with and into National Propane which is further described in Note 3 to the accompanying consolidated financial statements. National Propane's selected historical and pro forma consolidated financial and operating data should be read in conjunction with the consolidated financial statements and notes thereto, the pro forma consolidated financial statements and notes thereto and 'Management's Discussion and Analysis of Financial Condition and Results of Operations' included elsewhere herein.

                                                                                                                PARTNERSHIP
                                                                                                                PRO FORMA(B)
                                                                         HISTORICAL                             ------------
                                                -------------------------------------------------------------
                                                  FISCAL YEAR ENDED      TEN MONTHS
                                                      APRIL 30,            ENDED              YEAR ENDED DECEMBER 31,
                                                ---------------------   DECEMBER 31,   -------------------------------------
                                                  1992         1993       1993(A)        1994                 1995
                                                --------     --------   ------------   --------      -----------------------
                                                                    (IN THOUSANDS, EXCEPT PER UNIT DATA)
STATEMENT OF OPERATIONS DATA:
   Operating revenues.........................  $144,667     $151,931     $119,249     $151,651      $148,983     $148,983
   Cost of sales..............................   109,329      117,366       92,301      109,683       109,059      109,059
                                                --------     --------   ------------   --------      --------   ------------
   Gross profit...............................    35,338       34,565       26,948       41,968        39,924       39,924
   Selling, general and administrative
     expenses (other than management fees
     charged by parents)......................    16,776       19,578       16,501       18,657        22,423       23,923
   Management fees charged by parents(c)......     3,271        2,328        3,485        4,561         3,000       --
   Facilities relocation and corporate
     restructuring............................     --           7,647(d)      8,429(d)    --            --          --
                                                --------     --------   ------------   --------      --------   ------------
                                                 129,376      146,919      120,716      132,901       134,482      132,982
                                                --------     --------   ------------   --------      --------   ------------
   Operating profit (loss)....................    15,291        5,012(d)     (1,467)(d)   18,750       14,501       16,001
                                                --------     --------   ------------   --------      --------   ------------
   Interest expense...........................   (17,696)     (16,770)      (9,949)      (9,726)      (11,719)     (11,340)
   Interest income from Triarc(e).............    16,334       17,127       10,360        9,751         --           5,500
   Other income, net..........................     1,699          131        1,727        1,169           904          904
                                                --------     --------   ------------   --------      --------   ------------
                                                     337          488        2,138        1,194       (10,815)      (4,936)
                                                --------     --------   ------------   --------      --------   ------------
   Income before income taxes, extraordinary
     charge and cumulative effect of change in
     accounting principles....................    15,628        5,500          671       19,944         3,686       11,065
   Provision for income taxes.................     5,833        2,624        1,018        7,923         4,291          200
                                                --------     --------   ------------   --------      --------   ------------
   Income (loss) before extraordinary charge
     and cumulative effect of change in
     accounting principles....................     9,795        2,876         (347)      12,021          (605)      10,865
   Extraordinary charge.......................     --           --          --           (2,116)(f)     --          --
   Cumulative effect of change in accounting
     principles...............................     --           6,259(g)     --           --            --          --
                                                --------     --------   ------------   --------      --------   ------------
   Net income (loss)..........................  $  9,795     $  9,135     $   (347)    $  9,905      $   (605)    $ 10,865
                                                --------     --------   ------------   --------      --------   ------------
                                                --------     --------   ------------   --------      --------   ------------
   Net income per Unit(h).....................                                                                     $0.97
                                                                                                                ------------
                                                                                                                ------------
BALANCE SHEET DATA (AT PERIOD END):
   Working capital (deficit)..................  $(24,469)(i) $ 13,163     $  5,479     $   (631)     $ (4,357)
   Due from Triarc(e).........................    92,804       65,999       71,172        --            --
   Total assets...............................   234,699      218,095      191,955      137,581       139,112
   Long-term debt.............................    78,556       67,511       51,851       98,711       124,266
   Stockholders' equity (deficit)(e)..........    81,666       88,063       88,971      (19,502)      (48,600)
   Partners' capital..........................     --           --          --            --            --
OPERATING DATA:
   EBITDA(j)..................................  $ 23,670     $ 13,087     $  5,483     $ 28,774      $ 25,146     $ 26,646
   Capital expenditures(k)....................     7,039        8,290       11,260       12,593        11,013       11,013
   Retail propane gallons sold(l).............   145,708      154,839      117,415      152,335       150,141      150,141

                                                                        PARTNERSHIP
                                                                        PRO FORMA(B)
                                                                        ------------

                                                            THREE MONTHS
                                                          ENDED MARCH 31,
                                                ------------------------------------
                                                  1995                1996
                                                ---------   ------------------------

STATEMENT OF OPERATIONS DATA:
   Operating revenues.........................  $ 50,299    $ 59,981      $ 59,981
   Cost of sales..............................    33,862      41,154        41,154
                                                ---------   ---------   ------------
   Gross profit...............................    16,437      18,827        18,827
   Selling, general and administrative
     expenses (other than management fees
     charged by parents)......................     5,174       5,853         6,228
   Management fees charged by parents(c)......       750         750        --
   Facilities relocation and corporate
     restructuring............................     --          --           --
                                                ---------   ---------   ------------
                                                  39,786      47,757        47,382
                                                ---------   ---------   ------------
   Operating profit (loss)....................    10,513      12,224        12,599
                                                ---------   ---------   ------------
   Interest expense...........................    (2,858 )    (3,138 )      (2,810)
   Interest income from Triarc(e).............     --          --            1,375
   Other income, net..........................       300         278           278
                                                ---------   ---------   ------------
                                                  (2,558 )    (2,860 )      (1,157)
                                                ---------   ---------   ------------
   Income before income taxes, extraordinary
     charge and cumulative effect of change in
     accounting principles....................     7,955       9,364        11,442
   Provision for income taxes.................     3,156       3,847            50
                                                ---------   ---------   ------------
   Income (loss) before extraordinary charge
     and cumulative effect of change in
     accounting principles....................     4,799       5,517        11,392
   Extraordinary charge.......................     --          --           --
   Cumulative effect of change in accounting
     principles...............................     --          --           --
                                                ---------   ---------   ------------
   Net income (loss)..........................  $  4,799    $  5,517      $ 11,392
                                                ---------   ---------   ------------
                                                ---------   ---------   ------------
   Net income per Unit(h).....................                             $1.02
                                                                        ------------
                                                                        ------------
BALANCE SHEET DATA (AT PERIOD END):
   Working capital (deficit)..................              $  1,649      $ 17,436
   Due from Triarc(e).........................                 --           40,700
   Total assets...............................               147,379       178,362
   Long-term debt.............................               123,570       126,193
   Stockholders' equity (deficit)(e)..........               (43,083 )      --
   Partners' capital..........................                 --           32,823
OPERATING DATA:
   EBITDA(j)..................................  $ 12,934      14,825      $ 15,200
   Capital expenditures(k)....................     1,820       1,457         1,457
   Retail propane gallons sold(l).............    51,360      58,425        58,425

                                                    (see footnotes on next page)

(footnotes from preceding page)

 (a) In October 1993 National Propane's fiscal year ended April 30 and Public Gas' fiscal year ended February 28 were changed to a calendar year ended December 31. In order to conform the reporting periods of the combined entities and to select a period deemed to meet the Securities and Exchange Commission requirement for filing financial statements for a period of one year, the ten-month period ended December 31, 1993 ('Transition 1993') has been presented above and in the accompanying consolidated financial statements. The selected consolidated financial and operating data as of and for the fiscal years ended April 30, 1992 and 1993 ('Fiscal 1993'), however, reflect the former year-ends of both National Propane and Public Gas. Accordingly, Fiscal 1993 and Transition 1993 each include the results of National Propane for the two-month period ended April 30, 1993 as follows: Operating revenues -- $28,266; Operating loss -- $(5,190); Net loss -- $(3,375) (see Note (d) below).

 (b) For a description of the adjustments and assumptions used in preparing the Unaudited Pro Forma Condensed Consolidated Financial and Operating Data, see Notes to the Unaudited Pro Forma Condensed Consolidated Balance Sheet and Statement of Operations included elsewhere herein.

 (c) Management fees charged by parents include costs charged to National Propane by Triarc and to Public Gas by SEPSCO, its parent prior to the Merger. (See Note 19 to the accompanying consolidated financial statements for further discussion).

 (d) Includes certain significant pretax charges recorded in April 1993 affecting Fiscal 1993 and Transition 1993 operating profit consisting of
     (i) $8.4 million of facilities relocation and corporate restructuring charges ($7.6 million of which affected both Fiscal 1993 and Transition 1993 due to National Propane's April 1993 being included in both periods and $0.8 million of which affected only Transition 1993) and (ii) $0.5 million of allocated costs of a payment to the Special Committee of Triarc's Board of Directors ($0.4 million of which affected both Fiscal 1993 and Transition 1993). (See Note 20 to the accompanying consolidated financial statements).

 (e) In November, 1994, National Propane reclassified its receivable from Triarc as a component of stockholders' equity and began reserving all interest accrued subsequent thereto. Receivables from SEPSCO are classified as a component of stockholders' equity for all of the above periods. (See Note 13 to the accompanying consolidated financial statements). The pro forma due from parent is classified as an asset because it will be evidenced by an interest-bearing note with a fixed maturity.

 (f) The  extraordinary charge represents the  write-off of unamortized deferred
     financing  costs  and  original  issue  discount,  net  of  income   taxes,
     associated with the early extinguishment of debt.

 (g) The cumulative effect of change in accounting principles resulted from National Propane's adoption of SFAS No. 109 effective May 1, 1992.

 (h) See Note (f) of Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations included elsewhere herein for details relating to the calculation of net income per Unit.

 (i) Reflects the classification of $35.0 million of long-term debt, which was repaid in Fiscal 1993, as a current liability.

 (j) EBITDA is defined as operating profit (loss) plus depreciation and amortization (excluding amortization of deferred financing costs). EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and is not a measure of performance or financial condition under generally accepted accounting principles, but provides additional information for evaluating the Partnership's ability to distribute the Minimum Quarterly Distribution. Cash flows in accordance with generally accepted accounting principles consist of cash flows from (i) operating, (ii) investing and (iii) financing activities. Cash flows from operating activities reflect net income (loss) (including charges for interest and income taxes not reflected in EBITDA), adjusted for (i) all non-cash charges or income (including, but not limited to, depreciation and amortization) and (ii) changes in operating assets and liabilities (not reflected in EBITDA). Further, cash flows from investing and financing activities are not included in EBITDA. For a discussion of the Partnership's operating performance and cash flows provided by (used in) operating, investing and financing activities, see 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

 (k) The Partnership's capital expenditures, including capital leases, fall generally into three categories: (i) maintenance capital expenditures, which include expenditures for replacement of property, plant and equipment, (ii) growth capital expenditures for the expansion of existing operations, and (iii) acquisition capital expenditures, which include expenditures related to the acquisition of retail propane operations.

     An analysis by category for the years ended December 31, 1994 and 1995 and the three months ended March 31, 1995 and 1996 is as follows:

                                                                                      YEAR ENDED          THREE MONTHS
                                                                                     DECEMBER 31,       ENDED MARCH 31,
                                                                                  ------------------    ----------------
                                                                                   1994       1995       1995      1996
                                                                                  -------    -------    ------    ------
                                                                                              (IN THOUSANDS)
Maintenance(1).................................................................   $ 4,228    $ 4,030    $1,064    $  649
Growth.........................................................................     3,672      4,936       733       808
Acquisition....................................................................     4,693      2,047(2)     23      --
                                                                                  -------    -------    ------    ------
    Total......................................................................   $12,593    $11,013    $1,820    $1,457
                                                                                  -------    -------    ------    ------
                                                                                  -------    -------    ------    ------

        --------------------
        (1) Includes expenditures not expected to occur on an annual basis as follows: 1994 -- $1,790 (primarily computer hardware and systems installation); 1995 -- $590 (primarily the purchase of an airplane).
        (2) Includes $1,864 of assets purchased  and contributed by Triarc  (see
            Note 19 to the accompanying consolidated financial statements).

 (l) Retail  propane gallons sold  includes sales to  (i) residential customers,
     (ii) commercial and industrial customers, (iii) agricultural customers, and
     (iv) dealers (located primarily in the Northeast) that resell propane to residential and commercial customers.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     National Propane (referred to as the 'Company' in the audited consolidated financial statements set forth elsewhere herein) is primarily engaged in (i) the retail marketing of propane to residential customers, commercial and industrial customers, agricultural customers and to dealers (located primarily in the Northeast) that resell propane to residential and commercial customers, and (ii) the retail marketing of propane-related supplies and equipment, including home and commercial appliances. National Propane believes it is the fifth largest retail marketer of propane in terms of retail volume in the United States, supplying approximately 250,000 active retail and wholesale customers in 24 states through its 165 service centers. National Propane's operations are concentrated in the Midwest, Northeast, Southeast and Southwest regions of the United States.

     National Propane's residential and commercial customers use propane primarily for space heating, water heating, clothes drying and cooking. In the industrial market propane is used as a motor fuel for over-the-road vehicles, forklifts and stationary engines, to fire furnaces, as a cutting gas and in other process applications. Agricultural customers use propane for tobacco curing, crop drying, poultry brooding and weed control. Dealers re-market propane in small quantities, primarily in cylinders, for residential and commercial uses.

     The retail propane sales volumes are very dependent on weather conditions. National Propane sells approximately 66% of its retail volume during the first and fourth quarters, which are the winter heating season. As a result, cash flow is greatest during the first and fourth quarters as customers pay for their purchases. Propane sales are also dependent on climatic conditions which may affect agricultural regions. National Propane believes that its exposure to regional weather patterns is lessened because of the geographic diversity of its areas of operations and through sales to commercial and industrial markets, which are not as sensitive to variations in weather conditions.

     Gross profit margins are not only affected by weather patterns but also by changes in customer mix. In addition, gross profit margins vary by geographical region. Accordingly, profit margins could vary significantly from year to year in a period of identical sales volumes.

     It should be noted that since National Propane reports on a calendar year basis its results are affected by two different winter heating seasons: the end of the first year's heating season, National Propane's first fiscal quarter, and the beginning of the second heating season, National Propane's fourth fiscal quarter.

     Profitability is also affected by the price and availability of propane. Worldwide availability of both gas liquids and oil affects the supply of propane in domestic markets. National Propane does not believe it is overly dependent on any one supplier. National Propane primarily buys propane on both one year contracts and the spot market and generally does not enter into any fixed price take-or-pay contracts. Furthermore, National Propane purchases propane from a wide variety of sources. In 1995, no provider supplied over 15% of National Propane's propane needs.

     Based on demand and weather conditions the price of propane can change quickly over a short period of time; in most cases the increased cost of propane is passed on to the customer. However, in cases where increases cannot be passed on or when the price of propane escalates faster than National Propane's ability to raise customer prices, margins will be negatively affected.

     The propane industry is very competitive. National Propane competes against other major propane companies as well as local marketers in most of its markets, with the most competition in the Midwest United States. Propane also competes against other energy sources, primarily natural gas, oil and electricity.

     The following discussion compares the three months ended March 31, 1996 with the three months ended March 31, 1995, the year ended December 31, 1995 with the year ended December 31, 1994 and the year ended December 31, 1994 with the twelve months ended December 31, 1993. All of such periods reflect the effects of the June 1995 merger (the 'Merger') of Public Gas Company with and into National Propane. Because the Merger was a transfer of assets and liabilities in exchange for shares among a controlled group of companies, it has been accounted for in a manner similar to a pooling of interests and, accordingly, all prior periods have been restated to reflect the Merger.

RESULTS OF OPERATIONS

     In connection with National Propane's change in fiscal year end during 1993, as described in Note 4 to National Propane's consolidated financial statements appearing elsewhere herein, National Propane's audited financial statements include the ten-month transition period ended December 31, 1993. Solely for purposes of comparing the results of operations of National Propane for 1994 with those of the comparable twelve-month period, the statement of operations for the ten-month transition period ended December 31, 1993 has been combined with the results of operations for the two-month period ended February 28, 1993 to form the combined unaudited twelve months ended December 31, 1993 which is presented below along with the comparable amounts for the years ended December 31, 1994 and 1995 and the three months ended March 31, 1995 and 1996:

                                                   TWELVE MONTHS         YEAR ENDED             THREE MONTHS
                                                       ENDED            DECEMBER 31,          ENDED MARCH 31,
                                                   DECEMBER 31,     --------------------    --------------------
                                                       1993           1994        1995        1995        1996
                                                   -------------    --------    --------    --------    --------
                                                                          (IN THOUSANDS)

Revenues........................................     $ 154,841      $151,651    $148,983    $ 50,299    $ 59,981
Costs and expenses:
     Cost of sales..............................       117,950       109,683     109,059      33,862      41,154
     Selling, general and administrative
       expenses.................................        18,881        18,657      22,423       5,174       5,853
     Management fees charged by parents.........         4,242         4,561       3,000         750         750
     Facilities relocation and corporate
       restructuring............................         8,429         --          --          --          --
                                                   -------------    --------    --------    --------    --------
                                                       149,502       132,901     134,482      39,786      47,757
                                                   -------------    --------    --------    --------    --------
          Operating profit......................         5,339        18,750      14,501      10,513      12,224
Other income (expense):
     Interest expense...........................       (12,737)       (9,726)    (11,719)     (2,858)     (3,138)
     Interest income from Triarc................        13,342         9,751       --          --          --
     Other income, net..........................         1,408         1,169         904         300         278
                                                   -------------    --------    --------    --------    --------
                                                         2,013         1,194     (10,815)     (2,558)     (2,860)
                                                   -------------    --------    --------    --------    --------
     Income before income taxes.................         7,352        19,944       3,686       7,955       9,364
     Provision for income taxes.................         3,671         7,923       4,291       3,156       3,847
                                                   -------------    --------    --------    --------    --------
     Income (loss) before extraordinary
       charge...................................         3,681        12,021        (605)      4,799       5,517
     Extraordinary charge.......................       --             (2,116)      --          --          --
                                                   -------------    --------    --------    --------    --------
          Net income (loss).....................     $   3,681      $  9,905    $   (605)   $  4,799    $  5,517
                                                   -------------    --------    --------    --------    --------
                                                   -------------    --------    --------    --------    --------

THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31, 1995

     Revenues. Revenues increased $9.7 million, or 19.2%, to $60.0 million in the first quarter 1996 compared with $50.3 million in the first quarter 1995 with propane revenues increasing $10.1 million, or 21.4% to $57.2 million in 1996 (compared with $47.1 million in 1995). This increase is principally due to increased propane sales volume as retail gallons sold for 1996 increased 7.1 million, or 13.8%, to 58.4 million in 1996 compared to 51.3 million in 1995. Based on Degree Days data (the 'Degree Days Data'), published by the National Climatic Data Center, as applied to the geographical regions of National Propane's operations, the first quarter 1996 was 12.3% colder than the first quarter of 1995. The $10.1 million increase in propane revenue is due to volume increases as a result of colder weather during the first quarter 1996 compared to the first quarter 1995 ($5.6 million), increased selling price due to increased costs ($3.5 million) and the impact of acquisitions which were made in the second half of 1995 ($1.0 million). The increase in propane revenue was partially offset by a decrease in National Propane's other lines of revenue, primarily tank and equipment rental income.

     Gross Profit. Gross profit increased $2.4 million, or 14.5%, to $18.8 million in 1996 compared with $16.4 million in 1995 due principally to higher propane volumes in 1996 compared with 1995 slightly offset by (i) increased product costs which could not be fully passed on to certain customers and (ii) decreased revenue in tank and equipment rental income.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $0.7 million, or 13.1%, to $5.9 million in 1996 compared to $5.2 million in 1995. This increase reflects higher costs for
(i) medical benefits, (ii) business taxes due to higher volumes and (iii) increased amortization of costs in excess of net assets of acquired companies ('Goodwill') and other intangibles. The increased amortization of Goodwill and other intangibles reflects the effect of acquisitions in 1995.

     Operating Profit. Operating profit increased $1.7 million, or 16.3% to $12.2 million in 1996 compared with $10.5 million in 1995 due to the factors noted above.

     Interest Expense. Interest expense increased $0.3 million, or 9.8%, to $3.1 million in 1996 compared to $2.8 million in 1995. This increase was due to higher borrowings under National Propane's revolving credit and term loan agreement.

     Other Income, Net. Other income remained constant in 1996 and 1995.

     Provision for Income Taxes. The provision for income taxes in 1996 and 1995 has been provided at the estimated effective rates of 41% and 40%, respectively. The slight increase in the proposed effective rate resulted from a change in the mix of state income tax rates.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Revenues. Revenues declined $2.7 million, or 1.8%, to $149.0 million in 1995 compared with $151.7 million in 1994 with propane revenues decreasing $2.3 million, or 1.6%, to $136.3 million in 1995 (compared with $138.6 million in 1994). This decrease is principally due to reduced propane sales volume as retail gallons sold for 1995 decreased 2.2 million, or 1.4%, to 150.1 million in 1995 compared with 152.3 million in 1994. This decrease in propane sales volume is primarily the net effect of an unusually warm winter season in the first quarter of 1995 partially offset by (i) the impact of acquisitions which were made in the second half of 1994 and the second half of 1995, and (ii) a slightly colder fourth quarter in 1995. Based on Degree Days Data, as applied to the geographical regions of National Propane's operations, the first quarter of 1995 was 14.4% warmer than the first quarter of 1994. During the first quarter of 1995, excluding the positive impact of increased volumes due to acquisitions, National Propane sold 8.6 million fewer gallons than during the same quarter in 1994. Partially offsetting the impact of the warmer temperatures was (i) an increase of 5.9 million gallons from businesses acquired during the second half of 1994 and the first quarter of 1995, and (ii) higher volume resulting from slightly colder temperatures in the fourth quarter of 1995. A slight decrease in National Propane's other lines of revenue, primarily appliance sales, accounted for the remainder of the decrease in revenues.

     Gross Profit. Gross profit declined $2.0 million, or 4.8%, to $39.9 million in 1995 compared with $41.9 million in 1994 due principally to (i) the lower propane sales volume in 1995 compared with 1994, and (ii) lower profit margins (26.8% in 1995 compared with 27.7% in 1994) reflecting higher product costs. These higher product costs could be passed along only in part to customers in the form of higher selling prices and were partially offset by lower overhead costs.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $3.8 million, or 20.2%, to $22.4 million in 1995 compared with $18.6 million in 1994. This increase reflects higher costs for (i) medical benefits, (ii) costs relating to new marketing programs initiated in 1995 and (iii) increased amortization of Goodwill and other intangibles. The increased amortization of Goodwill and other intangibles reflects (i) the full year effects of acquisitions in 1994 as well as Goodwill 'pushed down' to Public Gas in April 1994 in connection with the SEPSCO Merger discussed in Note 14 to the consolidated financial statements included elsewhere herein and (ii) the effect of acquisitions in 1995.

     Management Fees Charged by Parents. Management fees decreased $1.6 million to $3.0 million in 1995 compared with $4.6 million in 1994. This decrease resulted from $1.6 million of management fees charged in 1994 by SEPSCO for services provided to Public Gas Company ('Public Gas'). No such fees were charged in 1995 since the management services to Public Gas were provided by the management of National Propane.

     Operating Profit. Operating profit declined by $4.2 million, or 22.7%, to $14.5 million in 1995 compared with $18.7 million in 1994 due to the factors noted above.

     Interest Expense. Interest expense increased $2.0 million, or 20.5%, to $11.7 million in 1995 compared with $9.7 million in 1994. This increase was due to higher borrowings under National Propane's revolving credit and term loan agreement, including the full year 1995 effect of borrowings in October 1994 to finance a $40.0 million dividend to Triarc, and was only partially offset by lower interest rates.

     Interest Income from Triarc. The interest income from Triarc of $9.8 million in 1994 did not recur in 1995 due to National Propane's reclassification of its receivable from Triarc as a component of stockholders' equity in November 1994. This reclassification occurred because Triarc's liquidity position was no longer sufficient to enable it to repay the receivable and, therefore, the receivable was no longer expected to be repaid except through an equity transaction. Concurrent with the reclassification, National Propane ceased accruing interest on the receivable.

     Other Income, Net. Other income, net decreased $0.3 million to $0.9 million in 1995 compared with $1.2 million in 1994 principally due to lower interest income from finance charges on appliance sales.

     Provision for Income Taxes. The provision for income taxes in 1995 and 1994 reflect effective rates of 116% and 40%, respectively. The higher 1995 rate reflects a $2.5 million provision for income tax contingencies in 1995 relating to proposed adjustments raised by the Internal Revenue Service for the tax years 1989 through 1992 (see Note 11 of notes to consolidated financial statements).

     Extraordinary Charge. In 1994 National Propane recognized an extraordinary charge of $2.1 million in connection with the early extinguishment of its 13 1/8% senior subordinated debentures due 1999 (the '13 1/8% Debentures') consisting of the write-off of previously unamortized deferred financing costs of $0.9 million and previously unamortized original issue discount of $2.6 million, net of income tax benefit of $1.4 million.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO TWELVE MONTHS ENDED DECEMBER 31, 1993 (UNAUDITED)

     Revenues. Revenues decreased $3.1 million, or 2.1%, to $151.7 million in 1994 compared with $154.8 million in 1993 with propane revenues decreasing $1.2 million, or 0.8%, to $138.5 million in 1994 compared with $139.7 million in 1993. The decrease is principally due to reduced propane sales volume as gallons sold for 1994 decreased 1.3 million, or 0.8%, to 152.3 million in 1994 compared with 153.6 million in 1993. Based on Degree Days Data applicable to the geographic regions in which National Propane operates, 1994 was 6.2% warmer than 1993. During the fourth quarter of 1994, reflecting the warm winter season and excluding the positive impact of increased volumes from acquisitions, National Propane sold 8.3 million fewer gallons than in the same quarter in 1993. Also, reflecting the warmer 1994 weather, National Propane sold 2.5 million fewer gallons during the second and third quarters of 1994 compared to the year ago period, exclusive of the effect of acquisitions. During the first quarter of 1994, which was colder than in the same quarter in 1993, National Propane sold
3.4 million more gallons than during the same quarter in 1993, excluding the positive impact of acquisitions. Partially offsetting the impact of the warm temperatures was an increase in 1994 over 1993 of 6.1 million gallons from businesses acquired in 1994. Revenues from leasing vehicles and other equipment to affiliates and former affiliates of National Propane decreased to $0.1 million in 1994 from $2.4 million in 1993. Such leasing business was significantly curtailed after SEPSCO disposed of certain operations which were the principal customers of the leasing operations.

     Gross Profit. Gross profit increased $5.1 million, or 13.8%, to $42.0 million in 1994 despite the decrease in sales volume and leasing activity revenues noted above. This improvement resulted from (i) lower costs of propane reflecting economies gained through centralized purchasing (only a small percentage of which was passed on to customers in the form of lower selling prices), (ii) lower delivery costs associated with efficiency initiatives commenced in August 1993 and (iii) increased tank and cylinder rental income with no significant related costs.

     Selling,   General  and  Administrative   Expenses.  Selling,  general  and
administrative expenses were relatively unchanged amounting to $18.7 million for 1994 compared with $18.9 million in 1993.

     Management Fees Charged by Parents. Management fees increased $0.3 million to $4.6 million in 1994 compared with $4.3 million in 1993. This increase reflects a slightly higher relative allocation of costs to National Propane for management services compared with Triarc's other affiliates.

     Facilities Relocation and Corporate Restructuring. The $8.4 million of facilities relocation and corporate restructuring costs in 1993 relate to the change in control of National Propane and Triarc that occurred in April 1993. Included in this charge are (a) National Propane's allocated share of the estimated costs of (i) terminating the lease on Triarc's then existing corporate facility and (ii) entering into a consulting agreement with the former Vice Chairman of Triarc for which no substantial services are required and for which Triarc has not received and does not expect to receive any services that will have substantial value to Triarc and its subsidiaries and (b) the estimated costs of (i) conforming subsidiary identifications to National Propane, (ii) training employees to use the new management information system necessitated by National Propane's new centralized operating strategy, (iii) terminating employees and related severance payments and (iv) relocating and reorganizing National Propane's corporate headquarters. Such costs are further described in
Note 20 to National Propane's financial statements appearing elsewhere herein. No similar charges were incurred in 1994.

     Operating Profit. Operating profit increased by $13.4 million to $18.7 million in 1994 compared with $5.3 million in 1993 due to the factors noted above.

     Interest Expense. Interest expense decreased by $3.0 million to $9.7 million in 1994 compared with $12.7 million in 1993. This decrease reflects lower average borrowing levels and, to a lesser extent, the lower interest rates of a new revolving credit and term loan agreement entered into by National Propane in 1994.

     Interest Income from Triarc. Interest income from Triarc decreased $3.5 million to $9.8 million in 1994 compared with $13.3 million in 1993 principally reflecting the $40.0 million collection on the receivable from Triarc in April 1993 and, to a lesser extent, lower interest income in 1994 due to the aforementioned November 1994 reclassification of the receivable from Triarc as a component of stockholders' equity compared with a full year of such income in 1993.

     Provision for Income Taxes. The provision for income taxes in 1994 and 1993 reflects effective rates of 40% and 50%, respectively. The decrease is principally due to the effects in 1993 of (i) the nondeductible costs allocated to National Propane of a consulting agreement between Triarc and its former Vice Chairman referred to above and (ii) the effect on net deferred income tax liabilities of the 1% increase in the Federal income statutory tax rate to 35% effective in 1993.

     Extraordinary Charge. In 1994 National Propane recognized the previously discussed extraordinary charge in connection with the early extinguishment of the 13 1/8% Debentures.

LIQUIDITY AND CAPITAL RESOURCES

     National   Propane's  cash  balances  increased  $5.3  million  during  the three-month period ended March 31, 1996 to $8.1 million and decreased $1.2 million during the full year 1995 to $2.8 million as of December 31, 1995 from $4.0 million as of December 31, 1994. The increase during the 1996 quarter reflected cash provided by operating activities of $3.6 million and by investing activities of $2.8 million, both partially offset by cash used in financing activities of $1.2 million. The decrease in 1995 resulted from cash provided by operating activities of $15.9 million more than offset by cash used in investing and financing activities of $9.5 million and $7.6 million, respectively.

     The cash flows from operating activities of $3.6 million in the 1996 period consisted of $5.5 million of net income plus noncash charges of $2.6 million, principally depreciation and amortization, both partially offset by a $4.5 million increase in working capital (excluding cash and current portion of long-term debt) principally due to an increase in accounts receivable of $6.2 million. The increase in accounts receivable principally reflects seasonally higher propane sales in the 1996 first quarter compared with the last quarter of 1995. The cash provided by operating activities during the full year 1995 of $15.9

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
million resulted from a net loss of $0.6 million more than offset by noncash charges of $14.8 million and a $1.7 million reduction in working capital.

     Cash used in investing activities during the three-month period ended March 31, 1996 and the year ended December 31, 1995 included capital expenditures, excluding capital leases and, in 1995, acquisitions, amounting to $1.2 million and $8.1 million, respectively. Of the amount for the three-month period ended March 31, 1996, $0.4 million was for recurring maintenance and $0.8 million was to support growth of operations. Of the 1995 amount, $2.6 million was for recurring maintenance needed to sustain National Propane's operations at current levels, $0.6 million was for projects of a non-recurring nature and $4.9 million was to support growth of operations. Recurring maintenance expenditures consisted primarily of expenditures for maintenance of equipment to support current business levels. National Propane has budgeted maintenance capital expenditures for the remainder of 1996 of approximately $3.1 million, subject to the availability of cash and other financing sources, and has outstanding commitments amounting to $0.5 million for such capital expenditures as of March 31, 1996.


     Cash paid for business acquisitions in 1995 amounted to $0.4 million for three acquisitions. In addition, Triarc acquired a propane distribution business for approximately $4.2 million in 1995 which it contributed to National Propane. During the first quarter of 1996, National Propane entered into a letter of intent to acquire an additional propane distribution business for cash of $0.8 million; such acquisition is expected to close in the third quarter of 1996. National Propane will consider additional selective acquisitions to the extent it has availability under its credit facilities.


     In December 1995, National Propane borrowed $30.0 million under the Existing Credit Facility, and dividended such amount to subsidiaries of Triarc ($22.7 million) and SEPSCO ($7.3 million) in proportion to their respective percentage ownership in National Propane. On February 22, 1996, the 11 7/8% senior subordinated debentures of SEPSCO were redeemed. The cash for such redemption came from the proceeds of the $30.0 million of borrowings (which were restricted, under the Existing Credit Facility, to the redemption of the 11 7/8% Debentures), liquidation of marketable securities and existing cash balances. The indebtedness incurred in part to finance such redemption is being assumed by the Operating Partnership and repaid in connection with the Transactions.

     Cash used in financing activities during the three-month period ended March 31, 1996 of $1.2 million reflected repayments of long-term debt. Cash used in financing activities during 1995 of $7.6 million reflected the aggregate $30.0 million dividend paid to subsidiaries of Triarc and SEPSCO and $0.8 million of deferred financing costs partially offset by net borrowings of long-term debt of $23.2 million. Such net borrowings principally result from the $30.0 million borrowing under the Existing Credit Facility in December 1995 discussed above, less $9.5 million of repayments of Existing Credit Facility term loans.

     Total stockholders' deficit decreased $5.5 million during the three-month period ended March 31, 1996 to a deficit of $43.1 million at March 31, 1996 from a deficit of $48.6 million at December 31, 1995 reflecting the net income for such quarter. Total stockholders' deficit increased $29.1 million during 1995 from a deficit of $19.5 million at December 31, 1994, principally reflecting the $30.0 million dividend to subsidiaries of Triarc and SEPSCO discussed above. In addition, the increase of $2.6 million in the receivable from SEPSCO, which is classified as a component of stockholders' equity, and the net loss of $0.6 million incurred during 1995 contributed to the deficit increase but were more than offset by the capital contribution from Triarc of two propane gas businesses it had acquired in 1995 amounting to $4.2 million.

     National Propane's Existing Credit Facility, as amended, consists of a revolving credit facility with a maximum availability as of March 31, 1996 of $57.2 million and three tranches of term loans with an aggregate original availability of $90.0 million and outstanding amounts aggregating $84.1 million (net of repayments through March 31, 1996 of $5.9 million) as of March 31, 1996. The aggregate availability of revolving credit loans (assuming full availability under the Acquisition Sublimit) reduces $3.0 million during the remaining three quarters of 1996, $15.9 million in 1997 and $4.0 million in each of 1998 and 1999 with the remaining availability of $30.3 million maturing in March 2000. As of March 31, 1996 National Propane's only availability under the Existing Credit Facility was approximately $14.0 million under the acquisition sublimit (the 'Acquisition Sublimit') component of the Existing Credit Facility

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
which is restricted to acquisitions. The $84.1 million of term loans outstanding at March 31, 1996 amortize $6.3 million during the remaining three quarters of 1996, $6.4 million in 1997, $8.2 million in 1998, $8.3 million in 1999, $10.3 million in 2000 and $44.6 million thereafter through 2003. Any outstanding borrowings under the Acquisition Sublimit (none outstanding at March 31, 1996) convert to term loans in October 1997; such term loans would be due in equal installments from December 1997 through December 2000.

     The Existing Credit Facility contains various covenants which (a) require meeting certain financial amount and ratio tests; (b) limit, among other items,
(i) the incurrence of indebtedness, (ii) the retirement of certain debt prior to maturity, (iii) investments, (iv) asset dispositions, (v) capital expenditures and (vi) affiliate transactions other than in the normal course of business; and
(c) restrict the payment of dividends to Triarc. As of March 31, 1996 National Propane had $5.0 million available for the payment of dividends under the Existing Credit Facility; however, National Propane is effectively prevented from paying dividends due to the restrictions of the financial amount and ratio tests noted above. National Propane's debt under the Existing Credit Facility is guaranteed by Triarc.

     The Operating Partnership will also enter into a $55 million Bank Credit Facility, which will include a $15 million Working Capital Facility to be used for working capital and other general partnership purposes and a $40 million Acquisition Facility. The Partnership expects that these facilities will be undrawn at the closing of the Offering. The Partnership expects to meet its requirements for its capital expenditures, acquisition programs and debt service through a combination of cash flow from operations, the availability of the Bank Credit Facility and the interest on the Partnership Loan. On a pro forma basis, assuming that the transactions had occurred on March 31, 1996, the Operating Partnership would have approximately $15.0 million and $40.0 million available under the Working Capital Facility and the Acquisition Facility, respectively.

     The Partnership's principal cash requirements, assuming the closing of the Offering, are maintenance capital expenditures (currently budgeted at $3.5 million for the twelve-month period ending June 30, 1997), and funds for growth and business acquisitions, if any. Pro forma interest expense for the twelve-month period ending June 30, 1997 is estimated to be approximately $11.3 million. There are no scheduled principal repayments in 1996 under the Bank Credit Facility or the First Mortgage Notes.

INITIAL PUBLIC OFFERING OF COMMON UNITS AND OTHER TRANSACTIONS

     The Partnership was organized on March 13, 1996 and was formed to acquire, own and operate National Propane's propane business and substantially all of the related assets of National Propane. The Partnership's activities will be conducted through the Operating Partnership (including a wholly-owned corporate subsidiary of the Operating Partnership). National Propane intends to convey substantially all of its propane-related assets and liabilities (other than amounts due from a parent, deferred financing costs and income tax liabilities) to the Operating Partnership.

     The Partnership intends to issue 6,190,476 Common Units at an assumed offering price of $21.00 per Common Unit, representing limited partner interests in the Partnership, pursuant to a public offering and to concurrently issue 4,533,638 Subordinated Units, representing subordinated general partner interests in the Partnership, as well as an aggregate 4% general partner interest in the Partnership and the Operating Partnership, on a combined basis, to National Propane and the Special General Partner. The Partnership also intends to issue $125.0 million of First Mortgage Notes and repay all of the then existing borrowings under the Existing Credit Facility and certain Other Existing Indebtedness.

     Assuming consummation of (i) the Offering, (ii) the issuance of the First Mortgage Notes, (iii) the repayment of all borrowings under the Existing Credit Facility, (iv) the Partnership Loan of $40.7 million and dividend to Triarc of $59.3 million, respectively and (v) certain other related transactions as of March 31, 1996, the Operating Partnership would have had aggregate partners' capital of $32.8 million representing an increase of $75.9 million over the stockholders' deficit of National Propane of $43.1 million as of March 31, 1996 before the effects of such transactions. The Operating Partnership would also have a cash interest-bearing receivable from Triarc of $40.7 million and long-term debt

(including current portion thereof) equal to that of National Propane, less $7.3 million. The Partnership's operating cash flows would also reflect (i) interest income on the receivable from Triarc ($5.5 million annually assuming a 13.5% interest rate), (ii) reduced interest expense reflecting lower debt levels and
(iii) significantly reduced Federal income taxes since the Partnership will not be subject to future income taxes on its propane-related income (such taxes will be borne by its partners).

CONTINGENCIES

     In May 1994 National Propane was informed of coal tar contamination which was discovered at one of its properties in Wisconsin. National Propane purchased the property from a company which had purchased the assets of a utility which had previously owned the property. National Propane believes that the contamination occurred during the use of the property as a coal gasification plant by such utility. In order to assess the extent of the problem, National Propane engaged environmental consultants who began work in August 1994. In December 1994 the environmental consultants provided a report to National Propane which indicated the estimated range of potential remediation costs to be between approximately $0.4 million and $0.9 million depending upon the actual extent of impacted soils, the presence and extent, if any, of impacted groundwater and the remediation method actually required to be implemented. In February 1996, based upon new information, National Propane's environmental consultants provided a second report which presented the two most likely remediation methods and revised the estimates of the costs of such methods. The range of estimated costs for the first method, which involves treatment of groundwater and excavation, treatment and disposal of contaminated soil, is from $1.6 million to $3.3 million. The range for the second method, which involves only treatment of groundwater and the building of a soil containment wall, is from $0.4 million to $0.8 million. Based on discussions with National Propane's environmental consultants, both methods are acceptable remediation plans. National Propane, however, will have to agree on a final plan with the State of Wisconsin. Since receiving notice of the contamination, National Propane has engaged in discussions of a general nature concerning remediation with the State of Wisconsin. These discussions are ongoing and there is no indication as yet of the time frame for a decision by the State of Wisconsin on the method of remediation. Accordingly, it is unknown which remediation method will be used. National Propane is also engaged in ongoing discussions of a general nature with the successor to the utility that operated a coal gasification plant on the property. There is as yet no indication that the successor will share the costs of remediation. National Propane, if found liable for any of such costs, would attempt to recover such costs from the successor owner. National Propane has notified its insurance carriers of the contamination and the likely incurrence of costs to undertake remediation. As of December 31, 1995 and March 31, 1996 National Propane had a remaining accrual of $0.4 million for this contingency. Pursuant to a lease relating to the Marshfield facility, the ownership of which will not be transferred to the Operating Partnership at the closing of the Offering, the Partnership has agreed to be liable for any costs of remediation in excess of any amounts recovered from such successor or from insurance. See 'Business and Properties -- Transfer of the Partnership Assets.' The ultimate outcome of this matter cannot presently be determined and, depending upon the cost of remediation required, may have a material adverse effect on the Partnership's consolidated financial position, results of operations or ability to make the Minimum Quarterly Distribution to all Unitholders.


     The Internal Revenue Service (the 'IRS') is currently examining Triarc's Federal income tax returns for the tax years 1989 through 1992 and has issued to date notices of proposed adjustments relating to National Propane. Such notices propose increasing National Propane's taxable income by approximately $19.0 million, the tax effect of which has not yet been determined. During 1995 National Propane provided $2.5 million relating to the proposed adjustments. The amount and timing of any payments required as a result of such proposed adjustments cannot presently be determined. However, National Propane does not believe the resolution of the proposed adjustments will be finalized in 1996 and, accordingly, no tax payments will be required in 1996. (See Note 11 to the Consolidated Financial Statements included elsewhere herein.)


     National Propane is involved in ordinary claims, litigation and administrative proceedings and investigations of various types in several jurisdictions incidental to its business. In the opinion of management of National Propane, the outcome of any such matter, or all of them combined, will not have a material adverse effect on National Propane's consolidated financial condition or results of operations.

DESCRIPTION OF INDEBTEDNESS

  DESCRIPTION OF FIRST MORTGAGE NOTES


     Concurrently with the Offering, the Managing General Partner will issue $125 million aggregate principal amount of First Mortgage Notes in a private placement, which First Mortgage Notes will be assumed by the Operating Partnership in connection with the Conveyance. The following is a summary of the anticipated material terms of the First Mortgage Notes, all of which will be issued pursuant to Note Agreements to be entered into among the Managing General Partner, the Operating Partnership and each purchaser of the First Mortgage Notes (collectively, the 'Note Agreements'), a form of which will be filed as an exhibit to the Registration Statement of which this Prospectus is a part. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE NOTE AGREEMENTS.



     The Operating Partnership's obligations under the Note Agreements and the First Mortgage Notes will be secured, on an equal and ratable basis with the Operating Partnership's obligations under the Bank Credit Facility, by a mortgage on substantially all of the real property and liens on substantially all of the operating assets, equipment and other assets of the Operating
Partnership (including all of its right under and the collateral securing the Partnership Note), including the capital stock but not the operating assets and equipment of National Sales and Service, Inc. ('NSSI'), a wholly-owned corporate subsidiary of the Operating Partnership, a pledge by the Partnership of its limited partner interest in the Operating Partnership and a pledge by the Managing General Partner of its general partner interest in the Operating Partnership and all of the capital stock of the Special General Partner (collectively, the 'Mortgaged Property'). The First Mortgage Notes will mature June 30, 2010 and will require eight equal annual prepayments of $15,625,000, without premium, of the principal thereof beginning June 30, 2003. Pursuant to the Note Agreements and subject to the provisions of the Bank Credit Facility, the Operating Partnership may prepay the First Mortgage Notes in whole or in part at a premium provided in the Note Agreements. Under certain circumstances following the disposition of assets, the Operating Partnership is required to prepay at a premium the First Mortgage Notes with certain of the proceeds of such asset dispositions. In addition, pursuant to the Note Agreements, within 90 days after any 'Change of Control' (as defined in the Note Agreements), the Operating Partnership is required to make an offer to each holder of the First Mortgage Notes to prepay all, but not less than all, of such holder's First Mortgage Notes at a premium provided in the Note Agreements. Interest will accrue on the First Mortgage Notes at the rate of 8.54% per annum, payable semi-annually in arrears.



     The Note Agreements are expected to contain various restrictive and affirmative covenants applicable to the Operating Partnership and its Restricted Subsidiaries (as defined in the Note Agreement), including (i) restrictions on the incurrence of additional indebtedness other than (a) borrowings permitted under the Bank Credit Facility provided that the principal amount outstanding under the Acquisition Facility, together with all outstanding indebtedness incurred pursuant to clauses (g)(z)(A) and (h)(y) below, does not exceed $40 million, (b) certain specified pre-existing indebtedness, (c) certain indebtedness incurred in connection with additions (including by way of
acquisitions  of  businesses),   repairs  or  improvements   to  the   Operating
Partnership's assets, not to exceed the net proceeds of any partnership interests sold by the Operating Partnership or capital contributions to the Operating Partnership to finance such additions, repairs or improvements, (d) additional indebtedness, if after giving effect to the incurrence thereof and the repayment of any debt being refinanced or repaid (x) the pro forma ratio of Consolidated Cash Flow to Consolidated Pro Forma Debt Service (each as defined in the Note Agreements) is greater than 2.50 for the period of four fiscal quarters next succeeding the date of incurrence of such debt, and (y) the pro forma ratio of Consolidated Cash Flow to Maximum Consolidated Pro Forma Debt Service (each as defined in the Note Agreements) is greater than 1.25 for the period of four fiscal quarters immediately next succeeding the date of incurrence of such debt, (e) unsecured debt owed to either of the General Partners or an Affiliate of either of the General Partners, provided that such debt is expressly subordinated to the First Mortgage Notes and does not exceed a total of $20 million in the aggregate at any time outstanding, (f) certain intercompany subordinated indebtedness, (g) certain pre-existing indebtedness of acquired Persons or assets, provided

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

that (x) such indebtedness was not incurred in anticipation of such acquisition,
(y) no Default or Event of Default (each as defined in the Note Agreement) shall have occurred and be continuing and (z) either (A) such indebtedness, together with the principal amount outstanding under the Acquisition Facility, does not exceed $40 million or (B) after giving effect to such acquisition, the Operating Partnership could incur at least $1 of additional indebtedness pursuant to clause (d) above and (h) certain indebtedness issued to a seller of assets or stock purchased by the Partnership provided that (x) the financial terms of such indebtedness are the same as (or more favorable than) that set forth in the Acquisition Facility and (y) such indebtedness, together with the principal amount outstanding under the Acquisition Facility and indebtedness incurred pursuant to (g)(2)(A) does not exceed $40,000, (ii) restrictions on certain liens, investments, guarantees, loans, advances, subsidiary dividends, fixed price supply contracts, lines of business, mergers, consolidations, sales of assets, and transactions with affiliates and (iii) restrictions on the payment of dividends or other distributions in respect of any partnership interest if the pro forma ratio of Consolidated Cash Flow to Consolidated Interest Expense (as defined in the Note Agreements) is less than 1.75 to 1.0.



     The Partnership believes that upon the closing of the Offering, after giving effect to the Transactions contemplated by this Prospectus, the Operating Partnership would be in compliance with all of the restrictive and affirmative covenants applicable under the First Mortgage Notes.



     Under the Note Agreements, as long as no default exists or would result, the Operating Partnership will be permitted to make cash distributions to the Partnership not more frequently than quarterly in an amount not to exceed Available Cash (as defined in the Note Agreements) for the immediately preceding quarter. The Note Agreements will require that Available Cash be reduced to reflect reserves for various items, including, without duplication, the following: (i) in each calendar quarter a reserve equal to at least 50% of the aggregate amount of all interest payments in respect of all indebtedness upon which interest is due semiannually or less frequently to be made in the next quarter, (ii) with respect to any indebtedness secured equally and ratably with the First Mortgage Notes of which principal is payable annually, in the third, second and first calendar quarters immediately preceding each calendar quarter in which any scheduled principal payment is due with respect to the First Mortgage Notes and other Indebtedness, a reserve equal to at least 25%, 50% and 75%, respectively, of the aggregate principal amount to be repaid on the First Mortgage Notes and such other indebtedness on such payment date and (iii) with respect to the First Mortgage Notes and any other indebtedness secured equally and ratably with the First Mortgage Notes of which principal is payable semiannually, in each calendar quarter which immediately precedes a quarter in which principal is payable in respect of the First Mortgage Notes and such other indebtedness, a reserve equal to at least 50% of the aggregate amount of all principal to be paid in respect of the Mortgage Notes and such other indebtedness in the next quarter; provided that the amount of such reserve specified in clauses (ii) and (iii) above for principal amounts to be paid shall be reduced by the aggregate principal amount of all binding, irrevocable letters of credit established to refinance such principal amounts.



     Except as described below, if an Event of Default exists on the First Mortgage Notes, the holders of a majority in principal amount of the First Mortgage Notes may accelerate the maturity of the First Mortgage Notes and exercise other rights and remedies. In the case of an Event of Default referred to in (a) below, any holder of the First Mortgage Notes may accelerate the maturity of the First Mortgage Notes such holder owns. In the case of an Event of Default referred to in (g) below, the acceleration of the maturity of the Notes will occur automatically. Events of Default include (a) failure to pay any principal or premium when due, or interest within five business days of the date due, on the First Mortgage Notes, (b) a material misrepresentation in the Note Agreements, (c) failure to perform or otherwise comply with covenants contained in the Note Agreements and related documents, (d) a payment default under the Bank Credit Facility and any other default under the Bank Credit Facility or any other indebtedness the aggregate principal amount of which exceeds $5 million which results in such indebtedness becoming due before its stated maturity or scheduled due date, (e) a material failure of any of the security documents relating to the Mortgaged Property to be in full force and effect, (f) certain unsatisfied final judgments in excess of $5 million or requiring a split-up or divestiture of the Operating Partnership, and (g) various events of bankruptcy or insolvency involving the Operating Partnership, Managing General Partner or any Restricted Subsidiary.

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
  DESCRIPTION OF THE BANK CREDIT FACILITY

     Concurrently with the Offering, the Operating Partnership will enter into the Bank Credit Facility with a group of commercial banks, for which The First National Bank of Boston will act as administrative agent. The following is a summary of the anticipated material terms of the Bank Credit Facility, the form of which will be filed as an exhibit to the Registration Statement of which this Prospectus is a part. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE BANK CREDIT FACILITY.


     The Bank Credit Facility consists of a $40 million Acquisition Facility and a $15 million Working Capital Facility. The Operating Partnership's obligations under the Bank Credit Facility will be secured, on an equal and ratable basis with the Operating Partnership's obligations under the Note Agreement and the First Mortgage Notes, by a security interest or pledge of the Mortgaged Property. The Bank Credit Facility will bear interest at a rate based upon, at the Operating Partnership's option, either (i) the London Interbank Offered Rate plus a margin generally ranging from 1.00% to 1.75% or (ii) the higher of (x) the Prime Rate (as defined in the Bank Credit Facility) and (y) the Federal Funds Effective Rate (as defined in the Bank Credit Facility) plus 1/2 of 1%, in either case, plus a margin generally ranging from 0.0% to 0.25%, plus, in the case of clauses (i) and (ii) above, with respect to any period in which the First Mortgage Notes have received a Sub-investment Grade Rating (as defined in the Bank Credit Facility), a premium generally ranging from 0.125% to 0.750%. A quarterly commitment fee on the unused portion of the Bank Credit Facility based on the Leverage Ratio (as defined in the Bank Credit Facility) and the current rating of the First Mortgage Notes is payable on the Bank Credit Facility.


     The Working Capital Facility will mature three years from the closing of the Offering. For a period of at least 30 consecutive days in each year between March 1 and August 31 of such year, the Operating Partnership must reduce the aggregate principal amount outstanding under the Working Capital Facility to zero. Loans under the Working Capital Facility will be used for working capital and other general partnership purposes.

     The Acquisition Facility will revolve for two years, after which time any loans outstanding will amortize in equal quarterly installments over the next three years, which installments will be adjusted to apply mandatory prepayments or reductions in commitments under the Acquisition Facility to the amortization schedule. Loans under the Acquisition Facility will be used solely to finance
(i) acquisitions by the Operating Partnership and (ii) capital expenditures by the Operating Partnership to improve its existing capital assets, to increase its customer base or to construct new capital assets.

     Borrowings under the Bank Credit Facilities will be subject to satisfaction of customary conditions and, in addition, in the case of each borrowing under the Acquisition Facility, pro forma compliance with certain financial covenants.


     The Bank Credit Facility is expected to contain various restrictive and affirmative covenants applicable to the Operating Partnership and its Restricted Subsidiaries (as defined in the Bank Credit Facility) including (i) restrictions on indebtedness other than (a) the First Mortgage Notes, (b) certain permitted indebtedness incurred to finance the making of expenditures for the improvement or repair of or addition to the Assets (as defined in the Bank Credit Facility),
(c) certain indebtedness incurred by any Restricted Subsidiary owing to the Operating Partnership or another Restricted Subsidiary not exceeding specified amounts, (d) certain additional unsecured indebtedness owed to the General Partners or the Partnership, provided that such indebtedness does not exceed specified amounts and is subordinated to obligations under the Bank Credit Facility on terms satisfactory to the banks under such facility, (e) additional indebtedness, if on the date such indebtedness is incurred and after giving effect thereto, certain financial tests are met, (f) certain pre-existing indebtedness of acquired persons and indebtedness incurred to acquire any person, business or assets, provided that, among other things, such indebtedness was not incurred in anticipation of such acquisition and that all such indebtedness does not exceed specified amounts, (g) certain pre-existing indebtedness not exceeding $1.5 million, (h) so long as no Event of Default or Default (each as defined in the Bank Credit Facility) has occurred and is continuing, certain additional indebtedness secured under the Collateral Documents (as defined in the Bank Credit Facility) which is incurred for any extension, renewal, refunding or replacement of the First Mortgage Notes, and
(i) so long as no Event of Default or Default has occurred and is continuing, certain indebtedness incurred for any extension, renewal, refunding or replacement of

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indebtedness,  and (ii) restrictions on  certain liens, investments, guarantees, loans, advances, lines of business, acquisitions, mergers, consolidations, sales of assets, sale and leaseback transactions, entering into transactions with affiliates, sales of receivables, and sales of equity interests in subsidiaries. In addition, the Bank Credit Facility will prohibit Triarc or any of its subsidiaries, DWG Acquisition Group, L.P. or Messrs. Peltz or May from acquiring any propane business while they are an Affiliate of the Partnership.



     The Bank Credit Facility is expected to require Available Cash (as defined in the Bank Credit Facility) to reflect reserves for various items, including without duplication the following: (i) in each calendar quarter a reserve equal to at least 50% of the aggregate amount of all interest payments in respect of all indebtedness upon which interest is due semiannually or less frequently to be made in the next quarter, (ii) with respect to any indebtedness secured equally and ratably with the First Mortgage Notes of which principal is payable annually, in the third, second and first calendar quarters immediately preceding each calendar quarter in which any scheduled principal payment is due with respect to the First Mortgage Notes and other indebtedness, a reserve equal to at least 25%, 50% and 75%, respectively, of the aggregate principal amount to be repaid on the First Mortgage Notes and such other indebtedness on such payment date and (iii) with respect to the First Mortgage Notes and any other indebtedness secured equally and ratably with the First Mortgage Notes of which principal is payable semiannually, in each calendar quarter which immediately precedes a quarter in which principal is payable in respect of such First Mortgage Notes and such other indebtedness a reserve equal to at least 50% of the aggregate amount of all principal to be paid in respect of the First Mortgage Notes and other such indebtedness in the next quarter; provided that the amount of such reserve specified in clauses (ii) and (iii) above for principal amounts to be paid shall be reduced by the aggregate principal amount of all binding, irrevocable letters of credit established to refinance such principal amounts. Under the Bank Credit Facility, so long as no Default or Event of Default exists or would result and the ratio of Consolidated Cash Flow to Consolidated Interest Expense (as defined in the Bank Credit Facility) is greater than 1.75 to 1.00, the Operating Partnership will be permitted to make cash distributions to the Partnership not more frequently than quarterly in an amount not to exceed Available Cash for the immediately preceding quarter.


     In addition, the Bank Credit Facility will require that (i) the ratio of Total Funded Debt to Consolidated Cash Flow (each as defined in the Bank Credit Facility) be no greater than 4.50 to 1 through June 30, 1997 and 4.25 to 1 thereafter and (ii) Net Working Capital (as defined in the Bank Credit Facility) exceed certain minimums.


     Events of Default include (a) failure to pay any principal or any reimbursement obligation under any letter of credit when due, or interest or fees or other amounts within five business days of the due date, (b) failure to perform or otherwise comply with covenants contained in the Bank Credit Facility, (c) a material misrepresentation in the Bank Credit Facility or related loan documents or certain documents related to the Transactions, (d) certain payment cross-defaults with respect to any indebtedness the aggregate principal amount of which exceeds $3 million and certain other cross-defaults with respect to indebtedness the aggregate principal amount of which exceeds $5 million, (e) the invalidity of the Bank Credit Facility, any of the related loan documents or certain documents relating to the Transactions, (f) certain unsatisfied judgments in excess of $2.5 million or requiring a split-up or divestiture of the Operating Partnership, (g) certain events resulting in a Material Adverse Effect (as defined in the Bank Credit Facility) and (h) various events of bankruptcy or insolvency involving the Managing General Partner or any Restricted Subsidiary. In addition a 'Change in Control' (as defined in the Bank Credit Facility) will result in the Operating Partnership being required to repay all indebtedness under the Bank Credit Facility.


EFFECTS OF INFLATION

     In general, inflation has not had any significant impact on National Propane in recent years and changes in propane prices, in particular, have been dependent on factors generally more significant than inflation, such as weather and availability of supply. However, to the extent inflation affects the amounts National Propane pays for propane as well as operating and administrative expenses, National Propane attempts to limit the effects of inflation through passing on propane cost increases to customers in the

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form of  higher selling  prices to  the extent  it can  do so  as well  as  cost controls and productivity improvements. As such, inflation has not had a material adverse effect on National Propane's profitability and National Propane does not believe normal inflationary pressures will have a material adverse effect on future results of operations of National Propane or the Partnership.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     Effective October 1, 1995 National Propane adopted Statement of Financial Accounting Standards ('SFAS') No. 121, 'Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of.' This standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of this standard had no effect on National Propane's consolidated results of operations or financial position.

     In October 1995 the Financial Accounting Standards Board issued SFAS No. 123 'Accounting for Stock-Based Compensation' ('SFAS 123') which will be adopted by National Propane in the year ended December 31, 1996. SFAS 123 defines a fair value based method of accounting for employee stock-based compensation (including Units) and encourages adoption of that method of accounting. Such method would initially apply generally only to awards granted in the year SFAS 123 is adopted. However, SFAS 123 allows entities to continue to measure compensation cost under the intrinsic value method prescribed by existing accounting pronouncements. Such entities, however, must make certain pro forma disclosures as if the fair value method had been applied. Through March 31, 1996 National Propane has not granted any stock options; however, Triarc has granted stock options to purchase Triarc common stock to certain key employees of National Propane. Assuming consummation of the Common Unit Offering, the Managing General Partner will adopt the National Propane Corporation 1996 Unit Option Plan pursuant to which the Managing General Partner may grant to certain officers, employees and consultants options to purchase Common Units and Subordinated Units and UARs covering up to an aggregate of 1,250,000 Common Units and Subordinate Units (subject to adjustment), plus an additional number of Units equal to 1% of the number of Units outstanding as of each December 31 following the Option Plan's effective date. The adoption of SFAS 123 will not have any effect on National Propane's results of operations or financial position since (i) SFAS 123 generally does not apply to stock-based compensation granted prior to the year of adoption, (ii) National Propane currently intends to elect to account for stock-based compensation using the intrinsic value method if its employees are granted any stock-based compensation and (iii) National Propane understands that Triarc would also elect to account for stock-based compensation using the intrinsic value method for any further stock options granted to employees of National Propane.

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
                            BUSINESS AND PROPERTIES

GENERAL

     The Partnership, a Delaware limited partnership recently formed to acquire, own and operate the business and assets of National Propane, is engaged primarily in (i) the retail marketing of propane to residential, commercial and industrial, and agricultural customers and to dealers (located primarily in the Northeast) that resell propane to residential and commercial customers and (ii) the retail marketing of propane-related supplies and equipment, including home and commercial appliances. The Partnership believes it is the fifth largest retail marketer of propane in terms of volume in the United States, supplying approximately 250,000 active retail and wholesale customers in 24 states through its 165 service centers located in 23 states. The Partnership's operations are concentrated in the Midwest, Northeast, Southeast and Southwest regions of the United States. The retail propane sales volume of the Partnership was approximately 150 million gallons in 1995. In 1995, approximately 48.6% of the Partnership's retail sales volume was to residential customers, 34.2% was to commercial and industrial customers, 6.3% was to agricultural customers, and 10.9% was to dealers. Sales to residential customers in 1995 accounted for approximately 64% of the Partnership's gross profit on propane sales, reflecting the higher-margin nature of this segment of the market. Approximately 90% of the tanks used by the Partnership's retail customers are owned by the Partnership.

     National Propane was incorporated in 1953 under the name Conservative Gas Corporation. During the period the Partnership was controlled by DWG
Corporation, Triarc's  predecessor,  the Partnership's  business  was  conducted through nine regionally branded companies without central management or coordinated pricing or distribution strategies. In April 1993, a partnership, the sole general partners of which are Nelson Peltz and Peter W. May, completed the Acquisition, in which it acquired approximately 28.6% of the then outstanding shares of Triarc's common stock. Since the Acquisition, the Partnership's new management team, headed by Ronald D. Paliughi, who became President and Chief Executive Officer of National Propane in April 1993, has implemented an operating plan designed to make the Partnership more efficient, profitable and competitive.

     Since the Acquisition, the Partnership's management has: (i) consolidated nine separately branded businesses into a single company with a new, national brand and logo; (ii) consolidated eight regional offices into one national headquarters; (iii) installed the Partnership's first system-wide data processing system; (iv) implemented system-wide pricing, marketing and purchasing strategies, thereby reducing the cost duplication and purchasing and pricing inefficiencies associated with the Partnership's formerly decentralized structure; and (v) centralized and standardized accounting, administrative and other corporate services. As a result of these initiatives, the Partnership has become more efficient and competitive, and believes it is now positioned to capitalize on opportunities for business growth, both internally and through acquisitions.

     Although management has focused primarily on implementing the new operating plan, the Partnership has acquired five propane businesses since November 1993 resulting in an increase in volume sales of approximately 13.4 million gallons annually. Four of these acquired businesses operate in the Midwest and one operates in the Southwest. Generally, National Propane has financed acquisitions either with cash on hand or through the issuance of debt securities. The Partnership recently entered into a letter of intent to acquire an additional propane business for $0.8 million; however, consummation of this transaction is subject to customary closing conditions and completion of definitive documentation, and no assurance can be given that this acquisition will be completed.

     The Partnership believes that its competitive strengths include: (i) gross profit and operating margins that it believes to be among the highest of the major retail propane companies whose financial statements are publicly available; (ii) the concentration of its operations in colder regions (such as the upper Midwest and Northeast), high margin regions (such as the Northeast and Florida), and regions experiencing population growth (such as Florida and the Southwest); (iii) an experienced management team; (iv) a well-trained and motivated work force; and (v) an effective pricing management system. However, the propane industry is highly competitive and includes a number of large national firms that may have greater financial or other resources or lower operating costs than the Partnership.

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
     Prior to June 1995, the propane business of the Partnership was conducted through two separate subsidiaries of Triarc, Public Gas Company and National Propane Corporation (collectively, the 'Propane Companies'). To further centralize the Partnership's businesses, on June 29, 1995, the operations of the Propane Companies were formally consolidated by merging Public Gas Company with and into National Propane.

     Concurrently with the closing of the Offering, pursuant to the Conveyance, National Propane will contribute substantially all of its assets (which assets will not include an existing intercompany note from Triarc, approximately $59.3 million of the net proceeds from the issuance of the First Mortgage Notes and certain other assets) and related liabilities (other than income tax liabilities) to the Operating Partnership. In general, current management of National Propane will continue to manage and operate the Partnership's business as officers of the Managing General Partner and its affiliates. The Partnership will not directly employ any of the persons responsible for managing or operating the Partnership. See 'The Transactions' and 'Management -- Partnership Management.' The following discussion of and references to the Partnership include the business, operations and assets of its predecessor, National Propane.

OPERATING STRATEGY

     The Partnership's operating strategy is to increase its efficiency, profitability and competitiveness, while better serving its customers, by building on the efforts it has already undertaken to improve pricing management, marketing and purchasing and to consolidate its operations.

      Improved Pricing Management: The $1.4 million pricing system recently installed in substantially all of the Partnership's service centers provides central management with current, system-wide supply, demand and competitive pricing information. Based on that information, pricing managers located in Cedar Rapids, Iowa, determine the prices to be charged to the Partnership's existing residential customers. With respect to commercial and industrial customers, agricultural customers and new residential customers, management makes daily pricing recommendations to local managers who determine prices based on such recommendations as well as local conditions. The Partnership believes that this combination of central and local decision making enables it to more effectively manage prices. In addition, to further enhance its pricing management, the Partnership intends to equip its delivery personnel with hand-held computer terminals that simplify customer billing and the collection of price and volume information.

      Improved Marketing: The Partnership intends to differentiate itself from smaller, local competitors by strengthening its image as a reliable, full service, nationwide propane supplier. To that end, (i) all of the Partnership's service centers operate under the National Propane brand (other than certain service centers obtained by the Partnership in recent acquisitions) and offer 24 hour/7 day-a-week service for emergency repairs and deliveries, (ii) the Partnership conducts coordinated advertising and marketing campaigns, (iii) the Partnership's employees attend training courses at its new training center or at service centers where they are employed and (iv) the Partnership is in the process of establishing appliance showrooms at several service centers in an effort to increase sales and rental income.

      Efficient Purchasing: The Partnership intends to further improve its propane purchasing and storage strategies, thereby making more efficient use of its system-wide storage capacity. When conditions are appropriate, the Partnership intends to purchase and store propane during the summer months when prices are generally lower and sell these supplies during periods of higher propane prices. In addition, the Partnership intends to use its existing storage facilities or acquire additional facilities to minimize transportation costs by storing propane near large concentrations of its customers.


      Consolidating Operations:  The  Partnership  will  continue  to  look  for opportunities to consolidate its operations. Since July 1993, the Partnership has reduced its workforce by approximately 18%, from 1,228 to 1,007 full-time employees as of May 30, 1996.


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
STRATEGIES FOR GROWTH

     The Partnership's strategies for growth involve expanding its operations and increasing its market share through strategic acquisitions and internal growth, including the opening of new service centers.

     STRATEGIC ACQUISITIONS

     The Partnership expects the overall demand for propane to remain relatively constant over the next several years, with year-to-year industry volumes being affected primarily by weather patterns. Accordingly, while the Partnership's business strategy includes opening new locations, adding new retail customers and retaining existing customers, the ability of the Partnership's business to grow will depend in large part on its ability to acquire other retail distributors. In recent years the Partnership's ability to acquire other propane companies has been constrained primarily due to (i) management's focus on implementing the new operating plan, (ii) the need to make significant maintenance capital expenditures not made in prior years and (iii) limitations under the Existing Credit Facility. Having successfully implemented much of the operating plan and significantly improved its capital structure through the October 1994 refinancing of relatively high cost indebtedness, the Partnership is now in a better position to pursue acquisition opportunities, although the Partnership's significant leverage may adversely affect its ability to consummate such acquisitions. In addition, following the closing of the Offering, the Partnership will have the flexibility to fund acquisitions by either drawing on the $40 million Acquisition Facility or issuing additional Common Units. The Partnership believes there are numerous potential acquisition candidates because the propane industry is highly fragmented, with approximately 8,000 retailers (according to the National Propane Gas Association (the 'NPGA')) and with the 10 largest retailers constituting approximately 32% of industry sales (according to LP-GAS magazine). Moreover, no retailer has more than 10% of industry sales.

     The Partnership intends to take two approaches to acquisitions: (i) primarily to build on its broad geographic base by acquiring smaller, independent competitors that operate within the Partnership's existing geographic areas and incorporating them into the Partnership's distribution network and (ii) to acquire propane businesses in areas in the United States outside of its current geographic base where it believes there is growth potential and where an attractive return on its investment can be achieved. The Partnership recently entered into a letter of intent to acquire a propane business for $0.8 million; however, consummation of this transaction is subject to customary closing conditions and completion of definitive documentation, and no assurance can be given that this acquisition will be completed. Although the Partnership expects to continue to evaluate a number of propane distribution companies, including regional and national firms, as part of its ongoing acquisition program, except as described in the preceding sentence, the Partnership does not have any present agreements or commitments with respect to any acquisition. There can be no assurance, however, that the Partnership will identify attractive acquisition candidates in the future, that the Partnership will be able to acquire such candidates on acceptable terms, or will be able to finance such acquisitions. If the Partnership is able to make acquisitions, there can be no assurance that such acquisitions will not dilute earnings and distributions or that any additional debt incurred to finance such acquisitions will not adversely affect the ability of the Partnership to make distributions to Unitholders. In addition, to the extent that warm weather adversely affects the Partnership's operating and financial results, the Partnership's access to capital and its acquisition activities may be limited. The Managing General Partner has broad discretion in making acquisitions, and it is expected that the Managing General Partner generally will not seek Unitholder approval of acquisitions.

     INTERNAL GROWTH

     In addition to pursuing expansion through acquisitions, the Partnership intends to pursue internal growth at its existing service centers and to expand its business by opening new service centers. The Partnership believes that it can attract new customers and expand its market base by (i) providing superior service, (ii) introducing innovative marketing programs and (iii) focusing on population growth areas.

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
     The Partnership intends to leverage its position as a reliable, full service propane company to attract new customers, particularly in those locations where the Partnership competes against smaller, independent distributors. For example, many propane customers rely on their suppliers for technical services and advice because of the increasing complexity of the equipment such customers use. The Partnership believes that in some areas it is the only propane company that can fully provide such services and advice. To enable them to provide such services and advice, the Partnership's employees attend a training course at the Partnership's new training facility in Cedar Rapids, Iowa or at the service centers where they are employed. Since the third quarter of 1995, over 220 employees have attended these eight-hour courses. In the fourth quarter of 1996, the Partnership expects to establish a second training center near Great Barrington, Massachusetts for its employees located in the Northeast.

     In addition, the Partnership's marketing programs, in particular, its Water Heater Program, are designed to attract new customers. In the Water Heater Program, the Partnership offers to users of electric or fuel oil water heaters a free propane water heater (excluding installation) in return for signing a five-year propane purchase agreement. Approximately 2,500 customers have participated in the Water Heater Program since it was introduced in the first quarter of 1995.

     Furthermore, the Partnership operates in several growth areas of the United States. The Partnership believes that it is one of the leading propane retailers in western Colorado, a rapidly growing market. The Partnership also operates in central Arizona, an area that has experienced a significant rate of population growth in recent years. In addition, the Partnership is one of the leading propane retailers in Florida, the population of which has increased by approximately 9.5% since 1990.

     The Partnership also intends to expand its business by opening new service centers, known as 'scratch-starts,' in areas where there is relatively little competition. Scratch starts are newly opened service centers generally staffed with a single employee, which typically involve minimal start up costs because the infrastructure of the new service center is developed as the customer base expands and the Partnership can, in many circumstances, transfer existing assets, such as storage tanks, to the new service center. Under its 'scratch-start' program, the Partnership intends to open new service centers in specific types of markets, such as resorts and new residential developments, which have been targeted because of the unavailability of natural gas, the limited number of competitors and the potential number of relatively high margin residential accounts. Under this program, the Partnership has recently opened three new service centers in California and one in each of Idaho, Georgia and South Carolina.

INDUSTRY BACKGROUND

     Propane, a by-product of natural gas processing and petroleum refining, is a clean-burning energy source recognized for its transportability and ease of use relative to alternative stand-alone energy sources. Propane is extracted from natural gas or oil wellhead gas at processing plants or separated from crude oil during the refining process. Propane is normally transported and stored in a liquid state under moderate pressure or refrigeration for economy and ease of handling in shipping and distribution. When the pressure is released or the temperature is increased, it is useable as a flammable gas. Propane is colorless and odorless; an odorant is added to allow its detection. Propane is clean-burning, producing negligible amounts of pollutants when consumed.

     The Partnership's retail customers fall into four broad categories: residential customers, commercial and industrial customers, agricultural customers and dealers (located primarily in the Northeast) that resell propane to residential and commercial customers. Residential customers use propane primarily for space heating, water heating, cooking and clothes drying. Commercial and industrial customers use propane for commercial applications such as cooking and clothes drying and industrial uses such as fueling over-the-road vehicles, forklifts and stationary engines, firing furnaces, as a cutting gas and in other process applications. Agricultural customers use propane for tobacco curing, crop drying, poultry brooding and weed control.

     Based upon information provided by the NPGA, propane accounts for approximately 3.0% to 4.0% of total energy consumption in the United States, an average level that has remained relatively constant for the past ten years. In addition, propane is now the world's most widely used alternative fuel for automobiles with approximately 350,000 and 3.5 million vehicles running on propane in the United States and worldwide, respectively (according to the NPGA). The Partnership believes, based on

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
industry   publications,  that  the  domestic   retail  market  for  propane  is
approximately 9.4 billion gallons annually.

PRODUCTS, SERVICES AND MARKETING

     The Partnership distributes its propane through a nationwide distribution network integrating 165 service centers in 23 states. The Partnership's operations are located primarily in the Midwest, Northeast, Southeast and Southwest regions of the United States. The chart below sets forth information regarding the Partnership's retail volume sales and service centers for each region:

                                             MIDWEST(1)    NORTHEAST    SOUTHEAST     SOUTHWEST(2)      TOTAL
                                             ----------    ---------    ---------    --------------    -------

Volume (in thousands of gallons)(3).......     71,235        33,193       26,561         19,152        150,141
% of Total Volume.........................       47.4%         22.1%        17.7%          12.8%         100.0%
Number of Service Centers(4)..............         73            35           31             26            165

- ------------

(1) Includes one service center in Texas.

(2) Includes California and Idaho.

(3) For the year ended December 31, 1995.


(4) As of May 31, 1996.


                            ------------------------
     Typically, service centers are found in suburban and rural areas where natural gas is not readily available. Generally, such locations consist of an office and a warehouse and service facility, with one or more 18,000 to 30,000 gallon storage tanks on the premises. Each service center is managed by a district manager and also typically employs a customer service representative, a service technician and one or two bulk truck drivers. However, new service centers established under the Partnership's 'scratch start' program generally do not have offices, warehouses or service facilities and are typically staffed by a single employee.

     In 1995 the Partnership served approximately 250,000 active customers. No single customer accounted for 10% or more of the Partnership's revenues in 1995. Generally, the number of customers increases during the fall and winter and decreases during the spring and summer. Historically, approximately 66% of the Partnership's retail propane volume has been sold during the six-month season from October through March, as many customers use propane for heating purposes. Consequently, sales, gross profits and cash flows from operations are concentrated in the Partnership's first and fourth fiscal quarters. To the extent necessary, the Partnership may reserve cash from the first and fourth fiscal quarters for distribution to Unitholders in the second and third fiscal quarters.

     As noted above, year-to-year demand for propane is affected by the relative severity of the winter and other climatic conditions. For example, while the frigid temperatures that were experienced by the United States in January and February of 1994 significantly increased the overall demand for propane, the warm weather during the winter of 1994-1995 significantly reduced such demand. The Partnership believes, however, that the geographic diversity of its areas of operations helps to reduce its exposure to regional weather patterns. In addition, retail sales to the commercial and industrial markets, while affected by economic patterns, are not as sensitive to variations in weather conditions as sales to residential and agricultural markets. For information on the impact of annual variations in weather on the operations of the Partnership, see 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- General.'

     Retail deliveries of propane are usually made to customers by means of bobtail and rack trucks. Propane is pumped from the bobtail truck, which generally holds 2,800 gallons of propane, into a stationary storage tank on the customer's premises. The capacity of these tanks usually ranges from approximately 50 to approximately 1,000 gallons, with a typical tank having a capacity of 250 to 500 gallons. Typically, service centers deliver propane to most of their residential customers at regular intervals, based on estimates of such customers' usage, thereby eliminating the customers' need to make affirmative purchase decisions. The Partnership also delivers propane to retail customers in portable cylinders, which typically have a capacity of 23.5 gallons. When these cylinders are delivered to customers, empty cylinders are picked up for replenishment at the Partnership's distribution locations or are refilled in place. The Partnership also delivers propane to certain other retail customers, primarily dealers and large commercial accounts, in larger trucks known as transports, which have an average capacity of approximately 9,000 gallons. Propane is generally transported from refineries, pipeline terminals and storage facilities (including the Partnership's underground storage facilities in Hutchinson, Kansas and Loco Hills, New Mexico) to the Partnership's bulk plants by a combination of common carriers, owner-operators, railroad tank cars and, in certain circumstances, the Partnership's own highway transport fleet. See ' -- Properties.'

     Although overall demand for propane is affected by climate, availability and cost of alternative energy sources, changes in price and other factors, the Partnership believes that residential demand for its propane is relatively stable for the following reasons. First, residential demand for propane has been relatively unaffected by general economic conditions due to the largely non-discretionary nature of most propane purchases by the Partnership's customers. Second, when the Partnership's customers have switched to natural gas and other competing energy sources, the Partnership has generally been able to redeploy its tanks and attract new customers in other areas. Third, while significant price increases can result in a loss of customers, many of the Partnership's residential customers, particularly in the Northeast and Southeast, are relatively less price sensitive because they tend to purchase significantly less propane on an individual basis than customers in the Midwest. Finally, the Partnership's residential customers tend to remain with the Partnership because of the inconvenience of switching tanks and suppliers. In many states certain fire safety regulations restrict the refilling of a leased tank solely to the propane supplier that owns the tank and, therefore, customers who do not own their own tanks are less likely to switch suppliers. Approximately 90% of the tanks used by the Partnership's retail customers are leased to them by the Partnership. Despite these factors, no assurance can be given that demand for the Partnership's propane will not decline, and any significant decline could have a material adverse affect on the Partnership.

     The Partnership also sells, leases and services equipment related to its propane distribution business. In the residential market, the Partnership sells household appliances such as cooking ranges, water heaters, space heaters, central furnaces and clothes dryers, as well as less traditional products such as barbecue equipment and gas logs. In the industrial market, the Partnership sells or leases specialized equipment for the use of propane as fork lift truck fuel, in metal cutting and atmospheric furnaces and for portable heating for construction. In the agricultural market, specialized equipment is leased or sold for the use of propane as engine fuel and for chicken brooding and crop drying. The sale of specialized equipment, service income and rental income represented less than 10% of the Partnership's operating revenues during fiscal 1995. In an effort to increase sales and rental income, the Partnership has recently established model appliance showrooms at its service centers in Cedar Rapids, Iowa, New Smyrna Beach, Florida and West Palm Beach, Florida, where a broad range of propane-related equipment and appliances are displayed. The Partnership is in the process of establishing additional appliance showrooms at a number of other service centers, and expects that between five and ten showrooms will be fully operational by the end of 1996. Parts and appliance sales, installation and service activities will be conducted through a wholly-owned corporate subsidiary of the Operating Partnership.

PROPANE SUPPLY AND STORAGE

     The profitability of the Partnership is dependent upon the price and availability of propane as well as seasonal and climatic factors. Contracts for propane are typically made on a year-to-year basis, but the price of the propane to be delivered depends upon market conditions at the time of delivery. Worldwide availability of both gas liquids and oil affects the supply of propane in domestic markets, and from time to time the ability to obtain propane at attractive prices may be limited as a result of market conditions, thus affecting price levels to all distributors of propane. Should the wholesale cost of propane decline in the future, the Partnership believes that its margins on its retail propane distribution business would increase in the short-term because retail prices tend to change less rapidly than wholesale prices. Should the wholesale cost of propane increase, for similar reasons, retail marketing profitability would likely be reduced at least for the short-term until retail prices can be increased. Since 1993, the Partnership has generally been successful in maintaining retail gross margins on an annual basis despite changes in the wholesale cost of propane. There may be times, however, when the

Partnership will be unable to pass on fully price increases to its customers. Consequently, the Partnership's profitability will be sensitive to changes in wholesale propane prices, and a substantial increase in the wholesale cost of propane could adversely affect the Partnership's margins and profitability. Except for occasional opportunistic buying and storage of propane, the Partnership has not engaged in any significant hedging activities with respect to its propane supply requirements, although it may do so from time to time in the future. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- General.'

     The Partnership purchased propane from over 35 domestic and Canadian suppliers during 1995, primarily major oil companies and independent producers of both gas liquids and oil, and it also purchased propane on the spot market. In 1995, the Partnership purchased approximately 81% and 19% of its propane supplies from domestic and Canadian suppliers, respectively. Approximately 87% of propane purchases by the Partnership in 1995 were on a contractual basis (generally, under one year agreements subject to annual renewal), but the percentage of contract purchases may vary from year to year as determined by the Managing General Partner. Supply contracts generally do not lock in prices but rather provide for pricing in accordance with posted prices at the time of delivery or the current prices established at major storage points, such as Mont Belvieu, Texas and Conway, Kansas. Some contracts include a pricing formula that typically is based on such market prices.The Partnership is not currently a party to any supply contracts containing 'take or pay' provisions.

     Warren Petroleum Company ('Warren'), a division of Chevron U.S.A., and Conoco Gas Products ('Conoco') supplied 13.9% and 10.2%, respectively, of the Partnership's propane in 1995. The Partnership believes that if supplies from either Warren or Conoco were interrupted, it would be able to secure adequate propane supplies from other sources without a material disruption of its operations; however, the Partnership believes that the cost of procuring replacement supplies might be materially higher, at least on a short-term basis, which could adversely affect the Partnership's margins. No other single supplier provided more than 10% of the Partnership's total propane supply during 1995. Although the Partnership has long-standing relations with a number of its important suppliers and has generally been able to secure sufficient propane to meet its customers' needs, no assurance can be given that supplies of propane will be readily available in the future. The Partnership expects a sufficient supply to continue to be available during 1996. However, increased demand for propane in periods of severe cold weather, or otherwise, could cause future propane supply interruptions or significant volatility in the price of propane.

     The following table shows the average monthly prices of propane in the spot market during the last five years at Mont Belvieu, Texas and Conway, Kansas, two major storage areas:


[GRAPHICAL  REPRESENTATION  of   the  average  monthly  propane  prices  in  the
Spot-Market at Mont Belvieu, TX and Conway, KS from January 1991 to May 1996. Prices range from a low of approximately $0.25 per gallon to approximately $0.45 per gallon.]

     The Partnership owns underground storage facilities in Hutchinson, Kansas and Loco Hills, New Mexico, leases above ground storage facilities in Crandon, Wisconsin and Orlando, Florida, and owns or leases smaller storage facilities in other locations throughout the United States. As of May 31, 1996, the Partnership's total storage capacity was approximately 33 million gallons
(including approximately one million gallons of storage capacity currently leased to third parties). For a further description of these facilities, see ' -- Properties.' By utilizing its ability to store propane, the Partnership believes that it should be able to lower its annual cost of goods sold by maximizing supplies purchased during periods of seasonably low prices and minimizing purchases during periods of seasonally high prices. However, because of the potential volatility of propane prices, the market price of propane could fall below the price at which the Partnership purchased propane held in inventory, thereby adversely affecting gross margins or sales or rendering sales from such inventory unprofitable.


PRICING POLICY

     The Partnership believes that its pricing policy is an essential element in the marketing of propane. The $1.4 million pricing system recently installed in substantially all of the Partnership's service centers provides central management with current, system-wide supply, demand and competitive pricing information. Based on that information, pricing managers located in Cedar Rapids, Iowa, determine the prices to be charged to the Partnership's existing residential customers. With respect to commercial and industrial customers, agricultural customers and new residential customers, management makes daily pricing recommendations to local managers who determine prices based on such recommendations as well as local conditions. The Partnership believes that this flexible, joint pricing management system enables the Partnership to react more effectively to cost increases, and will permit it, in most situations, to respond to changes in supply costs in a manner that protects its gross margins, to the extent possible.

     To further enhance its price management, the Partnership intends to equip its delivery personnel with hand-held computer terminals ('HHTs') that simplify customer billing and the collection of customer data, including price and volume information. The HHTs are also able to print accurate customer delivery statements that can be provided to the customer by the Partnership's delivery personnel. The Partnership began testing the HHTs in a limited number of service centers in the Midwest in March 1996. The results of these tests have been successful to date, and the Partnership expects to begin deploying the HHTs at approximately 20 additional locations during 1996.

COMPETITION

     Propane competes primarily with natural gas, electricity and fuel oil as an energy source, principally on the basis of price, availability and portability. Propane serves as an alternative to natural gas in rural and suburban areas where natural gas is unavailable or portability of product is required. Propane is generally more expensive than natural gas on an equivalent BTU basis in locations served by natural gas, although propane is sold in such areas as a standby fuel for use during peak demand periods and during interruptions in natural gas service. The expansion of natural gas into traditional propane markets has historically been inhibited by the capital costs required to expand distribution and pipeline systems. Although the extension of natural gas pipelines tends to displace propane distribution in the areas affected, the Partnership believes that new opportunities for propane sales arise as more geographically remote neighborhoods are developed.

     Propane is generally less expensive to use than electricity for space heating, water heating, clothes drying and cooking. Although propane is similar to fuel oil in certain applications, as well as in market demand and price, propane and fuel oil have generally developed their own distinct geographic markets, reducing competition between such fuels. Because furnaces and appliances that burn propane will not operate on fuel oil and vice versa, a conversion from one fuel to the other requires the installation of new equipment.

     In addition to competing with alternative energy sources, the Partnership competes with other companies engaged in the retail propane distribution business. Competition in the propane industry is highly fragmented and generally occurs on a local basis with other large full-service multi-state propane marketers, thousands of smaller local independent marketers and farm cooperatives. Based on industry publications, the Partnership believes that the domestic retail market for propane is approximately 9.4 billion gallons annually, that the 10 largest retailers, including the Partnership, account for approximately 32% of the total retail sales of propane in the United States, and that no single marketer has a greater than 10% share of the total retail market in the United States. Most of the Partnership's service centers compete with several marketers or distributors and certain service centers compete with a large number of marketers or distributors. Each service center operates in its own competitive environment because retail marketers tend to locate in close proximity to customers in order to lower the cost of providing service. The Partnership's typical service center has an effective marketing radius of approximately 50 miles.

     The ability to compete effectively further depends on the reliability of service, responsiveness to customers and the ability to maintain competitive prices. The Partnership believes that its reliability and service capabilities differentiate it from many of its competitors. The Partnership's service centers offer 24-hour/7-day-a-week service for emergency repairs and deliveries. The Partnership also believes that its safety procedures are more stringent than many of its small, independent competitors and that the perceived benefits of such safety procedures give the Partnership a competitive advantage. In addition, if legislation is enacted that mandates compliance with similar safety procedures, the Partnership would not be required to invest as heavily to comply as would many of its smaller, independent competitors.

PROPERTIES

     The Partnership maintains a large number of diverse properties, including appliance showrooms, maintenance facilities, bulk plants, warehousing space, garages, storage depots or large gas tanks and related distribution equipment and underground space for gas storage. The Partnership believes that these properties, taken as a whole, are generally well-maintained and adequate for current and foreseeable business needs. The majority of these properties are owned by the Partnership.


     Certain information about the major properties of the Partnership as of May 31, 1996, is set forth in the following table.

                       DESCRIPTION OF FACILITIES                                       NUMBER OF FACILITIES
- ------------------------------------------------------------------------   --------------------------------------------

Service Centers located throughout the United States(1)                             127                    owned
                                                                                     38                   leased
                                                                                    ---
                                                                                    165

Remote Storage Facilities                                                            57                    owned
                                                                                     23                   leased
                                                                                    ---
                                                                                     80
Above Ground Storage Facilities:
     Crandon, Wisconsin(2)..............................................              1                   leased
     Orlando, Florida(3)................................................              1                   leased
                                                                                    ---
                                                                                      2
Underground Storage Facilities:
     Hutchinson, Kansas(4)..............................................              1                    owned
     Loco Hills, New Mexico.............................................              1                    owned
                                                                                    ---
                                                                                      2
          Total.........................................................

                       DESCRIPTION OF FACILITIES
- ------------------------------------------------------------------------
Service Centers located throughout the United States(1)

                                                                                7,678
Remote Storage Facilities

                                                                                2,201
Above Ground Storage Facilities:
     Crandon, Wisconsin(2)..............................................          241
     Orlando, Florida(3)................................................        1,020
                                                                              -------
                                                                                1,261
Underground Storage Facilities:
     Hutchinson, Kansas(4)..............................................       12,000
     Loco Hills, New Mexico.............................................       10,000
                                                                              -------
                                                                               22,000
                                                                              -------
          Total.........................................................       33,140
                                                                              -------
                                                                              -------

- ------------

(1) Includes six service centers recently established under the Partnership's 'scratch start' program.

(2) The facility is leased on a year-to-year basis, and the lease is terminable by either party upon 30 days' notice.

                                              (footnotes continued on next page)

(footnotes continued from previous page)

(3) The Partnership leases the real property from a third party pursuant to a ground lease that terminates on October 31, 1996. The Partnership owns the storage facility located at such property and leases it to Warren Petroleum pursuant to an agreement that terminates October 31, 1999 and may be cancelled by National Propane upon 60 days' notice under certain circumstances.

(4) The Partnership owns the underground storage facility, which, pursuant to an operating agreement, is operated by a third party that owns the equipment necessary to use the facility for propane storage. Such operating agreement may be terminated by either party at the end of any calendar year upon thirty days' notice.


     The transportation of propane requires specialized equipment. The trucks utilized for this purpose carry specialized steel tanks that maintain the propane in a liquefied state. As of May 31, 1996, the Partnership had a fleet of 7 transport truck tractors, all of which are owned by the Partnership and approximately 400 bulk delivery trucks and 400 service and light trucks, of which approximately 61% are owned by the Partnership and the balance of which are leased. In addition, as of May 31, 1996, the Partnership had approximately 150 cylinder delivery vehicles (of which approximately 49% are owned and the balance of which are leased) and 55 automobiles (of which approximately 84% are owned and the balance of which are leased). As of May 31, 1996, the Partnership owned approximately 210,000 customer storage tanks with typical capacities of 250 to 500 gallons.


     The Partnership believes that it has satisfactory title to or valid rights to use all of its material properties. Substantially all of the Partnership's assets (other than the assets of NSSI) will be pledged to secure the First Mortgage Notes and indebtedness under the Bank Credit Facility. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Indebtedness.' In addition, some of the Partnership's properties are subject to liabilities and leases and immaterial encumbrances, easements and restrictions, although the Partnership does not believe that any such burdens will materially interfere with the continued use by the Partnership of its properties, taken as a whole. The Partnership believes that it has, or in the ordinary course of business will obtain, all required material approvals, authorizations, orders, licenses, permits, franchises and consents of, and has obtained or made all required material registrations, qualifications and filings with, the various state and local governmental and regulatory authorities which relate to ownership of the Partnership's properties or the operations of its business.

TRADEMARKS AND TRADENAMES

     The Partnership utilizes a number of trademarks and tradenames which it owns (including 'National PropaneTM'), some of which have a significant value in the marketing of its products.

GOVERNMENT REGULATION

     The Partnership is subject to various federal, state and local environmental, health and safety laws and regulations. Generally, these laws impose limitations on the discharge of pollutants and establish standards for the handling of solid and hazardous wastes. These laws include the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act ('CERCLA'), the Clean Air Act, the Occupational Safety and Health Act, the Emergency Planning and Community Right to Know Act, the Clean Water Act and comparable state statutes. CERCLA, also known as the 'Superfund' law, imposes joint and several liability without regard to fault or the legality of the original conduct on certain classes of persons that are considered to have contributed to the release or threatened release of a 'hazardous substance' into the environment. Propane is not a hazardous substance within the meaning of CERCLA. However, automotive waste products, such as waste oil, generated by the Partnership's truck fleet, as well as 'hazardous substances' disposed of during past operations by third parties on the Partnership's properties, could subject the Partnership to CERCLA. Such laws and regulations could result in civil or criminal penalties in cases of non-compliance or impose liability for remediation costs. Also, third parties may make claims against owners or operators of properties for personal injuries and property damage associated with releases of hazardous or toxic substances.

     National Fire Protection Association Pamphlets No. 54 and No. 58, which establish rules and procedures governing the safe handling of propane, or comparable regulations, have been adopted as the industry standard in all of the states in which the Partnership operates. In some states these laws are administered by state agencies, and in others they are administered on a municipal level. With respect to the transportation of propane by truck, the Partnership is subject to regulations promulgated under the Federal Motor Carrier Safety Act. These regulations cover the transportation of hazardous materials and are administered by the United States Department of Transportation. The Partnership conducts ongoing training programs to help ensure that its operations are in compliance with applicable regulations. The Partnership maintains various permits that are necessary to operate some of its facilities, some of which may be material to its operations. The Partnership believes that the procedures currently in effect at all of its facilities for the handling, storage and distribution of propane are consistent with industry standards and are in compliance in all material respects with applicable laws and regulations.

     In May 1994, National Propane was informed of coal tar contamination which was discovered at one of its properties in Marshfield, Wisconsin. National Propane purchased the property from a company which had purchased the assets of a utility that had previously owned the property. National Propane believes that the contamination occurred during the use of the property as a coal gasification plant by such utility. In order to assess the extent of the problem, National Propane engaged environmental consultants who began work in August 1994. In December 1994, the environmental consultants issued a report to National Propane which estimated the range of potential remediation costs to be between approximately $0.4 million and $0.9 million depending upon the actual extent of impacted soils, the presence and extent, if any, of impacted ground water and the remediation method actually required to be implemented. In February 1996, based upon new information National Propane's environmental consultants issued a second report which presented the two most likely remediation methods and revised estimates of the costs of such methods. The range of estimated costs for the first method, which involves treatment of groundwater and excavation, treatment and disposal of contaminated soil, is from $1.6 million to $3.3 million. The range for the second method, which involves treatment of ground water and building a containment wall, is from $0.4 million to $0.8 million. Based on discussions with National Propane environmental consultants, both methods are acceptable remediation plans. The Partnership will have to agree upon the final plan with the State of Wisconsin. Since receiving notice of the contamination, National Propane has engaged in discussions of a general nature concerning remediation with the State of Wisconsin. These discussions are ongoing and there is no indication as yet of the time frame for a decision by the State of Wisconsin on the method of remediation. Accordingly, it is unknown which remediation method will be used. National Propane is also engaged in ongoing discussions of a general nature with the successor to the utility that operated a coal gasification plant on the property. There is as yet no indication that the successor will share the costs of remediation. If National Propane is found liable for any of such costs, it will attempt to recover them from the successor owner. National Propane has notified its insurance carriers of the contamination and the likely incurrence of costs to undertake remediation. As of December 31, 1995 and March 31, 1996, National Propane had a remaining accrual of $0.4 million for this contingency. Pursuant to a lease relating to the Marshfield facility, the ownership of which will not be transferred to the Operating Partnership at the closing of the Offering, the Partnership has agreed to be liable for any costs of remediation in excess of amounts recovered from such successor or from insurance. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Contingencies.' The ultimate outcome of this matter cannot presently be determined and, depending upon the cost of remediation required, may have a material adverse effect on the Partnership's financial position, results of operations or ability to make the Minimum Quarterly Distribution to all Unitholders.

     In connection with all acquisitions of retail propane businesses that involve the purchase of real estate, the Partnership conducts an environmental review in an attempt to determine whether any substance other than propane has been sold from, or stored on, any such real estate prior to its purchase. Such review may include questioning the seller, obtaining representations and warranties concerning the seller's compliance with environmental laws and visual inspections of the properties, whereby the General Partner's employees, and in certain cases, independent environmental consulting firms hired by the Partnership, look for evidence of hazardous substances or the existence of underground storage tanks.

     Future developments, such as stricter environmental, health or safety laws and regulations thereunder, could affect Partnership operations. It is not anticipated that the Partnership's compliance with or liabilities under environmental, health and safety laws and regulations, including CERCLA, will have a material adverse effect on the Partnership. To the extent that there are any environmental liabilities unknown to the Partnership or environmental, health or safety laws or regulations are made more stringent, there can be no assurance that the Partnership's results of operations will not be materially and adversely affected.

EMPLOYEES


     As of May 31, 1996, the Managing General Partner had 1,007 full time employees, of whom 79 were general and administrative (including fleet maintenance personnel), 15 were sales, 428 were transportation and product supply and 494 were district employees. In addition, at May 31, 1996, the Managing General Partner had 25 temporary and part-time employees. Approximately 171 of such full-time employees are covered by collective bargaining agreements that expire on various dates in 1996, 1997 and 1998. The Managing General Partner believes that its relations with both its union and non-union employees are satisfactory.


     The Partnership has no employees; however, for certain purposes, such as workers' compensation claims, employees of the Managing General Partner who are providing services for the benefit of the Partnership may also be considered to be employees of the Partnership under applicable state law.

LITIGATION AND CONTINGENT LIABILITIES

     There are a number of lawsuits pending or threatened against the Partnership. In general, these lawsuits have arisen in the ordinary course of the Partnership's business and involve claims for actual damages, and in some cases punitive damages, arising from the alleged negligence of the Partnership or as a result of product defects or similar matters. Of the pending or threatened matters, a number involve property damage, and several involve serious personal injuries or deaths and the claims made are for relatively large amounts. Although any litigation is inherently uncertain, based on past experience, the information currently available to it and the availability of insurance coverage in certain matters, the Partnership does not believe that the pending or threatened litigation of which the Partnership is aware will have a material adverse effect on its results of operations or its financial condition. However, any one or all of these matters taken together may adversely affect the Partnership's quarterly or annual results of operations and may limit the Partnership's ability to make distributions to Unitholders.

     In addition, certain contingent liabilities related to National Propane's operations are being assumed by the Partnership in connection with the Transactions. These contingent liabilities include potential environmental remediation costs (primarily costs related to the remediation of coal tar contamination at the Managing General Partner's Marshfield, Wisconsin facility). As of March 31, 1996 the Partnership has accrued a liability of approximately $0.4 million for contingent liabilities associated with the Marshfield facility. There can be no assurance that the ultimate liability relating to this matter will not exceed the $0.4 million reserved or that such matter will not have a material adverse effect on the Partnership's results of operations, financial condition or its ability to make the Minimum Quarterly Distribution to all Unitholders.

TRANSFER OF THE PARTNERSHIP ASSETS

     Immediately prior to the closing of the Offering, the General Partners will convey substantially all of their assets (which assets will not include an existing intercompany note from Triarc, approximately $59.3 million of the net proceeds from the issuance of the First Mortgage Notes and certain other assets of the Managing General Partner) and related liabilities (other than income tax liabilities) to the

Operating Partnership. These assets include real estate and fixtures located in 25 states, motor vehicles, tanks, cylinders, machinery and office furniture, intangible property such as contracts, and various licenses, permits and other similar rights required in connection with the ownership and operation of the General Partners' business, and leasehold interests in real and personal property, including automobiles, light trucks and service centers. See ' -- Properties.' Parts and appliance sales, installation and service activities will be conducted through NSSI, a wholly-owned corporate subsidiary of the Operating Partnership.


     Pending the completion of any remediation required by the State of Wisconsin and the prosecution of insurance claims and third-party contribution claims related to the coal tar contamination at the Managing General Partner's Marshfield, Wisconsin facility, ownership of such facility will be retained by the Managing General Partner and such property will be leased to the Operating Partnership. The lease will provide for a nominal annual rental and will also grant to the Operating Partnership an option to purchase the Marshfield property at a nominal purchase price upon completion of any required remediation. Under the lease, the Operating Partnership will be responsible for all expenses and liabilities relating to the property from and after the date of the closing of the Offering and will be liable for costs related to such remediation in excess of any insurance recovery and third-party contributions obtained by the Managing General Partner. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Contingencies.'

     Many of the leases for the General Partners' real and personal property are transferable to the Operating Partnership only with the consent of the lessor. The General Partners expect to obtain, prior to the closing of the Offering, third party consents which are sufficient to enable them to transfer to the Operating Partnership the assets necessary to enable the Partnership to conduct the General Partners' propane business in all material respects as described in this Prospectus. In addition, certain of the General Partners' licenses, permits and other similar rights relating to the assets to be assigned to the Operating Partnership are not transferable or are transferable only with the consent of third parties. Such transferable rights will not be transferred to the Operating Partnership at the closing of the Offering unless applicable consents have been obtained. In the case of non-transferable rights or rights where no consent has been obtained by the closing of the Offering, the General Partners will seek to obtain such consents in the normal course of business after the closing or seek to have comparable rights granted to the Operating Partnership. Numerous licenses, permits and rights will be required for the operation of the Operating Partnership's business, and no assurance can be given that the Operating Partnership will obtain all licenses, permits and rights which are required in connection with the ownership and operation of its business. If consent to the assignment or reissuance of any lease, license, permit or other similar right being transferred is not obtained, the General Partners and the Operating Partnership will develop alternative approaches so that, to the maximum extent possible, the Operating Partnership will receive the benefits of such lease, license, permit or right and will discharge the duties and bear the costs and risks thereunder. The Operating Partnership will bear the risk that such alternative arrangements will not provide the Operating Partnership with the full benefits of such lease, license, permit or right. Although failure by the Operating Partnership to obtain licenses, permits or rights could have a material adverse effect on the Partnership, the Managing General Partner believes that the Operating Partnership will have the licenses, permits and rights which will enable it to conduct its propane business in a manner which is similar in all material respects to that which was conducted by the General Partners prior to the closing of the Offering and that any failure to obtain such licenses, permits or rights will not have a material adverse impact on the business of the Partnership or the Operating Partnership as described in this Prospectus. The Operating Partnership will be responsible for the payment of any transfer taxes and fees owing as a result of the transfer of the General Partners' assets.

                                   MANAGEMENT

PARTNERSHIP MANAGEMENT

     The Managing General Partner will manage and operate the activities of the Partnership. Unitholders will not directly or indirectly participate in the management or operation of the Partnership and will not have actual or apparent authority to enter into contracts on behalf of, or to otherwise bind, the Partnership. The Managing General Partner will owe a fiduciary duty to the
Unitholders. See 'Conflicts of Interest and Fiduciary Responsibility.' Notwithstanding any limitation on obligations or duties, the Managing General Partner and the Special General Partner will be liable, as the general partners of the Partnership, for all debts of the Partnership (to the extent not paid by the Partnership), except to the extent that indebtedness or other obligations incurred by the Partnership are made specifically non-recourse to either or both of the General Partners. Whenever possible, the Managing General Partner intends to make any such indebtedness or other obligations non-recourse to it and the Special General Partner. However, if the Operating Partnership defaults under the First Mortgage Notes or the Bank Credit Facility, the Managing General Partner will be liable for any deficiency remaining after foreclosure on the Operating Partnership's assets.

     The Managing General Partner will appoint two persons who are neither officers nor employees of the General Partners or any Affiliate of the General Partners to its Board of Directors within three months after the date of this Prospectus. Such directors will serve on the Audit Committee with the authority to review, at the request of the Managing General Partner, specific matters as to which the Managing General Partner believes there may be a conflict of interest in order to determine if the resolution of such conflict proposed by the Managing General Partner is fair and reasonable to the Partnership. Absent specific delegation from the Board of Directors of the Managing General Partner, determinations of the Audit Committee are advisory and do not bind the Managing General Partner. Any matters approved by the Audit Committee will be conclusively deemed to be fair and reasonable to the Partnership, approved by all partners of the Partnership and not a breach by the Managing General Partner of any duties it may owe the Partnership or the Unitholders. In addition, the Audit Committee will review external financial reporting of the Partnership, will recommend engagement of the Partnership's independent accountants and will review the Partnership's procedures for internal auditing and the adequacy of the Partnership's internal accounting controls. With respect to such additional matters, the Audit Committee may act on its own initiative to question the Managing General Partner and, absent the delegation of specific authority by the entire Board of Directors, its recommendations will be advisory.

     The Special General Partner, a wholly owned subsidiary of the Managing General Partner, is a non-managing general partner of the Partnership and the Operating Partnership with no operations or business other than acting as a general partner of the Partnership and the Operating Partnership. In the event that the Managing General Partner is merged with and into Triarc, the Audit Committee of the Special General Partner will perform the functions described above previously performed by the Audit Committee of the Managing General Partner. The Audit Committee of the Special General Partner will be composed of the same directors that serve on the Audit Committee of the Managing General Partner. In addition, if following a merger of the Managing General Partner with and into Triarc, a bankruptcy event involving Triarc occurs, the Special General Partner will become the managing general partner of the Partnership, continue the business of the Partnership and have all the rights, authority and powers of the Managing General Partner described in this Prospectus.

     As is commonly the case with publicly traded limited partnerships, the Partnership will not directly employ any of the persons responsible for managing or operating the Partnership. In general, the current management of National Propane will continue to manage and operate the Partnership's business as officers and employees of the Managing General Partner and its Affiliates. See 'Business and Properties -- Employees.'

DIRECTORS AND EXECUTIVE OFFICERS OF THE MANAGING GENERAL PARTNER

     The following table sets forth certain information with respect to the current directors and executive officers of the Managing General Partner.

               NAME                   AGE                 POSITION WITH THE MANAGING GENERAL PARTNER
- -----------------------------------   ---   ----------------------------------------------------------------------

Nelson Peltz.......................   53    Director
Peter W. May.......................   53    Director
Ronald D. Paliughi.................   52    President, Chief Executive Officer and Director
Ronald R. Rominiecki...............   42    Senior Vice President and Chief Financial Officer
Laurie B. Crawford.................   45    Senior Vice President, Administration, General Counsel and Assistant
                                              Secretary

     Nelson Peltz has been a director of the Managing General Partner and a director and Chairman of the Board and Chief Executive Officer of Triarc since April 23, 1993. Since then, he has also been a director and Chairman of the Board and Chief Executive Officer of certain of Triarc's other subsidiaries, including RC/Arby's Corporation formerly known as Royal Crown Corporation ('RCAC'). He is also a general partner of DWG Acquisition Group, L.P. ('DWG Acquisition'), whose principal business is ownership of securities of Triarc. From its formation in January 1989 until April 23, 1993, Mr. Peltz was Chairman and Chief Executive Officer of Trian Group, Limited Partnership ('Trian'), which provided investment banking and management services for entities controlled by Mr. Peltz and Mr. May. From 1983 to December 1988, he was Chairman and Chief Executive Officer and a director of Triangle Industries, Inc. ('Triangle'), which, through wholly-owned subsidiaries, was, at that time, a manufacturer of packaging products, copper electrical wire and cable and steel conduit and currency and coin handling products. From November 1989 through May 1992, Mr. Peltz was director of Mountleigh Group plc, a British property trading and retailing company ('Mountleigh'). He served in various executive capacities, including Executive Chairman, of Mountleigh from November 1989 until October 1991.

     Peter W. May has been a director of the Managing General Partner and a director and President and Chief Operating Officer of Triarc since April 23, 1993. Since then, he has also been a director and President and Chief Operating Officer of certain of Triarc's other subsidiaries, including RCAC. He is also a general partner of DWG Acquisition. From its formation in January 1989 until April 23, 1993, Mr. May was President and Chief Operating Officer of Trian. He was President and Chief Operating Officer and a director of Triangle from 1983 until December 1988. From November 1989 through May 1992, Mr. May was a director of Mountleigh and served as Joint Managing Director of Mountleigh from November 1989 until October 1991. Mr. May was also named a director on April 29, 1993 of The Leslie Fay Companies, Inc. following its filing on April 5, 1993 for protection under Chapter 11 of the United States Bankruptcy Code.

     Ronald D. Paliughi has been President and Chief Executive Officer of the Managing General Partner since April 29, 1993. From May 1992 through April 1993, Mr. Paliughi was a temporary, full time officer in the U.S. Army National Guard, serving as an Army Aviator. During 1991, he served on active duty as an Army Aviator and commissioned officer in Operation Desert Shield/Storm. From 1987 to 1990, Mr. Paliughi was Senior Vice President -- Western Operations of AmeriGas Propane, Inc. (then a subsidiary of UGI Corporation), the largest propane company in the U.S. During 1986, Mr. Paliughi was Director of Retail Operations of CalGas Corporation. For more than 14 years prior, he held various positions with VanGas, Inc. ('VanGas'), the western subsidiary of Suburban Propane Gas (then a division of Quantum Chemical Corporation), the third largest U.S. propane company. He last served as Senior Vice President/General Manager, the top executive officer at VanGas.

     Ronald R. Rominiecki joined the Managing General Partner on December 1, 1995 as Senior Vice President and Chief Financial Officer. From April 1994 to November 1995, he served as Vice President and Chief Financial Officer of O'Brien Environmental Energy, Inc. ('O'Brien'), a publicly-owned company engaged in cogeneration and other energy related businesses. In September 1994 O'Brien filed a petition in bankruptcy under Chapter 11 of the United States Code. From June 1988 to March 1994, Mr. Rominiecki was Corporate Controller at Westmoreland Coal Company, a NYSE listed company.

     Laurie B. Crawford has been Senior Vice President, Administration, General Counsel and Assistant Secretary of the Managing General Partner since December 1, 1995. From December 1, 1993 to December 1, 1995 she was Vice President, Administration, responsible for human resources, legal matters, real estate, fleet management, plant engineering, safety, risk management, insurance and public relations. Prior to her employment with the Managing General Partner, she was employed by Rockwell International as Succession Planning Manager from November 1991 through November 1993. From August 1986 until November 1991, she was Director of Human Resources for MCI Communication Corp.

     Each director has been elected to serve until the Managing General Partner's next annual meeting of stockholders and until such director's successor is duly elected and qualified or until his death, resignation or removal. The term of office of each executive officer is until the next annual meeting of the Board of Directors of the Managing General Partner and until his successor is elected and qualified or until his death, resignation or removal.

REIMBURSEMENT OF EXPENSES OF THE MANAGING GENERAL PARTNER

     Following the Offering, in general, the management and employees of National Propane who currently manage and operate the propane business and assets to be owned by the Partnership will continue to manage and operate the Partnership's business as officers and employees of the Managing General Partner and its Affiliates. The Partnership will not have any officers or employees of its own. The Operating Partnership's corporate subsidiary will, however, have its own employees to manage and operate its business. The Managing General Partner will not receive any management fee or other compensation in connection with its management of the Partnership, but will be reimbursed at cost for all direct and indirect expenses incurred on behalf of the Partnership, including the costs of compensation and employee benefit plans described herein properly allocable to the Partnership, and all other expenses necessary or appropriate to the conduct of the business of, and allocable to, the Partnership. The Partnership Agreement provides that the Managing General Partner shall determine the expenses that are allocable to the Partnership in any reasonable manner determined by the Managing General Partner in its sole discretion. Affiliates of the Managing General Partner (including Triarc) may perform certain administrative services for the Managing General Partner on behalf of the Partnership. Such Affiliates will not receive a fee for such services performed for or on behalf of the Partnership, but will be reimbursed for all direct and indirect expenses incurred in connection therewith. In addition, the General Partners and their Affiliates may provide additional services to the Partnership, for which the Partnership will be charged reasonable fees as determined by the Managing General Partner.

     In addition, the Managing General Partner will receive an aggregate 2% unsubordinated General Partner Interest and a 40.6% interest as holder of the Subordinated Units as consideration for its contribution to the Partnership of its limited partner interest in the Operating Partnership, which will be received as consideration for its contribution to the Operating Partnership of the propane business of National Propane. The Managing General Partner will be entitled to distributions on such Units, and the Managing General Partner will be entitled to incentive distributions as holder of the Incentive Distribution rights, as described under 'Cash Distribution Policy.'

EXECUTIVE COMPENSATION

     The following table sets forth the annual salaries, bonuses and all other compensation awards and payouts earned by the President and Chief Executive Officer and by certain named executive officers of the Managing General Partner (collectively, the 'Named Officers') for services rendered to the Managing General Partner and its subsidiaries during the fiscal years ended December 31, 1995 and December 31, 1994 and the ten months ended December 31, 1993.

                           SUMMARY COMPENSATION TABLE

                                                                                                 LONG-TERM COMPENSATION
                                                                                          ------------------------------------
                                                                                                         AWARDS
                                                                                          ------------------------------------
                                                         ANNUAL                                                 NUMBER OF
                                                      COMPENSATION             OTHER                            SECURITIES
                                                 ----------------------        ANNUAL     RESTRICTED STOCK      UNDERLYING
     NAME AND PRINCIPAL POSITION       YEAR(1)   SALARY($)     BONUS($)     COMPENSATION   AWARD(S)(#)(2)   OPTIONS/SARS(#)(3)
- ------------------------------------- ---------  ---------     --------     ------------  ----------------  ------------------

Ronald D. Paliughi ..................    1995     250,000        --            --             --                  30,000(5)
  President and Chief Executive          1994     250,000      300,000         --               5,000             51,000(6)
  Officer                                1993     137,180      100,000 (8)     --               5,000             40,000(9)
Ronald R. Rominiecki ................    1995      13,750(11)                  --             --                  20,000(5)
  Senior Vice President and Chief        1994       --                         --             --                 --
  Financial Officer                      1993       --                         --             --                 --
Laurie B. Crawford ..................    1995      88,333        --            --             --                   7,500(5)
  Senior Vice President,                 1994      78,472       20,000         --             --                  10,000(13)
  Administration, General Counsel and    1993       5,833(14)    --            --             --                 --
  Assistant Secretary
Terry D. Weikel, ....................    1995     125,000        --            --             --                 --
  former Senior Vice President and       1994     112,755       50,000         --             --                   7,500(15)
  Chief Financial Officer                1993      50,000       15,000         24,950(16)     --                   5,000(15)


                                        LTIP
                                       PAYOUTS      ALL OTHER
     NAME AND PRINCIPAL POSITION         ($)    COMPENSATION(4)($)
- -------------------------------------  -------  ------------------
Ronald D. Paliughi ..................    --            2,592
  President and Chief Executive          --           96,178(7)
  Officer                              40,000        --
Ronald R. Rominiecki ................                 63,000(12)
  Senior Vice President and Chief                    --
  Financial Officer                                  --
Laurie B. Crawford ..................    --            1,579
  Senior Vice President,                 --            1,117
  Administration, General Counsel and    --          --
  Assistant Secretary
Terry D. Weikel, ....................    --          --
  former Senior Vice President and       --              696
  Chief Financial Officer                --           16,972(17)

- ------------

 (1) Information set forth opposite 1993 relates to Fiscal 1993 (i.e., the ten month period ended December 31, 1993), while information set forth opposite 1995 and 1994 relates to Fiscal 1995 (the year ended December 31, 1995) and Fiscal 1994 (the year ended December 31, 1994), respectively.

 (2) All restricted stock awards were made pursuant to Triarc's 1993 Equity Participation Plan (described below). Based upon the closing price of Triarc's Class A Common Stock, par value $.10 per share (the 'Class A Common Stock'), on the NYSE on December 31, 1995 of $11.00, the value of Mr. Paliughi's restricted stock holdings as of such date is $110,000. On January 16, 1996 the restrictions on all of these shares lapsed.

 (3) All stock option grants were made pursuant to Triarc's 1993 Equity Participation Plan. The option grants are described below under 'Option/SAR Grants in Last Fiscal Year, Individual Grants.'

 (4) Except as otherwise noted, consists only of life insurance premiums and 401(k) contributions paid by National Propane.

 (5) One-third of the options granted will vest on each of the first, second and third anniversaries of the date of grant and the options will be exercisable at any time between the date of vesting and the tenth anniversary of the date of grant.

 (6) With respect to 26,000 of the options granted, one-third of such options will vest on each of the first, second and third anniversary of the date of grant. With respect to the remaining 25,000 options, one-third of such options will vest on each of the third, fourth and fifth anniversary of the date of grant. All of such options will be exercisable at any time between the date of vesting and the tenth anniversary of the date of grant.

 (7) Includes $33,333 for certain salary allowances and $60,829 of reimbursed moving expenses in connection with Mr. Paliughi's relocation to Cedar Rapids, Iowa.

 (8) Represents a bonus of $100,000 pursuant to an employment agreement entered into effective April 24, 1993 (see ' -- Employment Arrangements with Executive Officers' below).

 (9) One third of the options granted will vest on each of the third, fourth and fifth anniversaries of the date of grant and the options will be exercisable at any time between the date of vesting and the tenth anniversary of the date of grant.

(10) $40,000 was accrued under the Mid-Term Incentive Plan.

(11) Mr. Rominiecki began his employment with the Managing General Partner on December 1, 1995. The amount reported is based on an annual salary of $165,000.

                                              (footnotes continued on next page)

(footnotes continued from previous page)

(12) Represents a one-time bonus payable in connection with Mr. Rominiecki's employment by the Managing General Partner.

(13) With respect to 5,000 of the options granted, one-third of such options will vest on each of the first, second and third anniversary of the date of grant. With respect to the remaining 5,000 options, one-third of such options will vest on each of the third, fourth and fifth anniversary of the date of grant. All of such options will be exercisable at any time between the date of vesting and the tenth anniversary of the date of grant.

(14) Ms. Crawford began her employment with the Managing General Partner on December 1, 1993. The amount reported is based on an annual salary of $70,000.

(15) Pursuant to Mr. Weikel's consulting agreement, on January 1, 1996 such options were converted into the right, exercisable until December 31, 1996, to receive cash equal to the positive difference, if any, between the fair market value of Triarc's Class A Common Stock at the time of such exercise and, with respect to options granted in 1994, $10.75, and with respect to options granted in 1993, $20.00.

(16) Represents payments for consulting services provided by Mr. Weikel in 1993 prior to his being employed by the Managing General Partner.

(17) Includes $16,666 for certain salary allowances in connection with Mr. Weikel's relocation to Cedar Rapids, Iowa.

CASH INCENTIVE PLANS

     Triarc has implemented an annual cash incentive plan (the 'Annual Incentive Plan') for executive officers and key employees of National Propane and is presently developing a mid-term cash incentive plan (the 'Mid-Term Incentive Plan') for executive officers and key employees of National Propane.

     The Annual Incentive Plan is designed to provide annual incentive awards to participants, 50% of which are based on whether National Propane has met certain pre-determined goals and 50% of which is based on the performance of the participant during the preceding year. Under the Annual Incentive Plan, participants may receive awards of a specified percentage of their then current base salaries, which percentage varies depending upon the level of seniority and responsibility of the participant. Such percentage is set by National Propane's management in consultation with management of Triarc. The Board of Directors of National Propane, in consultation with management of Triarc and the Compensation Committee of the Triarc Board of Directors (the 'Compensation Committee'), may elect to adjust awards on a discretionary basis to reflect the relative individual contribution of the executive or key employee, to evaluate the 'quality' of National Propane's earnings or to take into account external factors that affect performance results. The Board of Directors of National Propane also may decide that multiple performance objectives related to National Propane's and/or the individual's performance may be appropriate and, in such event, such factors would be weighted in order to determine the amount of the annual incentive awards. The Annual Incentive Plan is administered by National Propane's Board of Directors and Triarc's management and may be amended or terminated by such Board of Directors and Triarc's management at any time.

     Under the Mid-Term Incentive Plan, incentive awards will be granted to participants if National Propane achieves an agreed upon profit over a three year performance cycle. During each plan year, an amount will be accrued for each participant based upon the amount by which National Propane's profit for such year exceeds a minimum return to be determined. A new three-year performance cycle will begin each year, such that after the third year the annual cash amount paid to participants pursuant to the Mid-Term Incentive Plan should equal the target award if National Propane's profit goals have been achieved for the full three-year cycle. The Board of Directors of National Propane, together with Triarc's management and the Compensation Committee of Triarc's Board of Directors, may adjust, upward or downward, an individual's award based upon an assessment of the individual's relative contribution to National Propane's longer-term profit performance. The Board of Directors of Triarc and Triarc's management may amend or terminate the Mid-Term Incentive Plan at any time. Pursuant to the terms of his employment agreement, under the Mid-Term Incentive Plan Mr. Paliughi was entitled to have accrued for 1993 a minimum of $40,000.

     From time to time, the Compensation Committee of the Triarc Board may, at the request of Triarc's or National Propane's management, award discretionary bonuses based on performance to certain executive officers. The amounts of such bonuses will be based on the Compensation Committee's evaluation of each such individual's contribution.

TRIARC'S 1993 EQUITY PARTICIPATION PLAN

     Certain executive officers of the Managing General Partner have participated in the Triarc Companies, Inc. 1993 Equity Participation Plan which was adopted on April 24, 1993, and expires by its terms on April 24, 1998. The plan provides for, among other things, the grant of options to purchase Triarc's Class A Common Stock, Stock Appreciation Rights ('SARs') and restricted shares of Class A Common Stock. Directors, selected officers and key employees of, and key consultants to, Triarc and its subsidiaries, including the Managing General Partner, are eligible to participate in the plan. The plan is being administered by the Compensation Committee of the Triarc Board of Directors, which may determine from time to time to grant options, SARs and restricted stock.

            OPTIONS/SAR GRANTS IN LAST FISCAL YEAR INDIVIDUAL GRANTS

     The following table sets forth certain information with respect to options to purchase shares of Triarc Class A Common Stock and SARs granted to the Named Officers in respect of 1995.

                                                                                                             GRANT DATE
                                                 NUMBER OF     PERCENT OF TOTAL                                 VALUE
                                                 SECURITIES      OPTIONS/SARS                                -----------
                                                 UNDERLYING       GRANTED TO      EXERCISE OR                GRANT DATE
                                                OPTIONS/SARS     EMPLOYEES IN     BASE PRICE    EXPIRATION     PRESENT
                     NAME                       GRANTED(1)(2)   FISCAL YEAR(3)      ($/SH)         DATE      VALUE($)(4)
- ----------------------------------------------  ------------   ----------------   -----------   ----------   -----------

Ronald D. Paliughi............................     30,000            26.8%          $10.125     12/07/2005     194,100
Ronald R. Rominiecki..........................     20,000            17.9%          $10.125     12/07/2005     129,400
Laurie B. Crawford............................      7,500             6.7%          $10.125     12/07/2005      48,525
Terry D. Weikel...............................     --              --                --             --          --

- ------------

(1) These options were granted on December 7, 1995 and have an exercise price equal to the closing price of Triarc Class A Common Stock on the NYSE on the date of such grant.

(2) One-third of the options granted will vest on each of the first, second and third anniversaries of the date of grant and the options will be exercisable at any time between the date of vesting and the tenth anniversary of the date of grant.

(3) These percentages are based on the total number of Options granted under the Triarc 1993 Equity Participation Plan to employees of the General Partner only.

(4) These values were calculated using the Black-Scholes option pricing model. The actual value, if any, that an executive may realize will depend on the excess, if any, of the stock price over the exercise price on the date the options are exercised, and no assurance exists that the value realized by an executive will be at or near the value estimated by the Black-Scholes model. The following assumptions were used in the calculations:

         (a) assumed option term of 7.5 years;
        (b) stock price volatility factor of 0.4844;
        (c) 7.6% annual discount rate;
        (d) no dividend payment; and
        (e) 3% discount to Black-Scholes values for each year an option remains unvested.

          OPTION/SAR EXERCISES IN 1995 AND YEAR-END OPTION/SAR VALUES

     The following table sets forth certain information concerning options to purchase shares of Triarc Class A Common Stock, and the values at the end of 1995 of unexercised in-the-money options to purchase shares of Triarc Class A Common Stock granted to the Named Officers outstanding as of the end of 1995. No Named Officer exercised any options to purchase Triarc Class A Common Stock in 1995.

                                                                NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                               UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS/SARS
                                                                  OPTIONS/SARS AT
                                                                    FISCAL 1995                    AT FISCAL 1995
                                                                      YEAR-END                      YEAR-END(1)
                                                            ----------------------------    ----------------------------
                          NAME                              EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
- ---------------------------------------------------------   -----------    -------------    -----------    -------------

Ronald D. Paliughi.......................................       8,667          112,333        $ 2,167         $30,583
Ronald R. Rominiecki.....................................      --               20,000         --              17,500
Laurie B. Crawford.......................................       1,667           15,833            417           7,396
Terry D. Weikel..........................................       2,500           10,000            625           1,250

- ------------

(1) On December 31, 1995, the last day of Fiscal 1995, the closing price of the Triarc Class A Common Stock was $11.00.

UNIT OPTION PLAN


     Effective upon the closing of the Offering, the Managing General Partner will adopt the National Propane Corporation 1996 Unit Option Plan (the 'Option Plan'), which permits the issuance of options (the 'Options') and Unit appreciation rights ('UARs') to eligible persons. An aggregate of 1,250,000 Common Units and Subordinated Units are initially reserved for issuance as of the Option Plan's effective date. Pursuant to the terms of the Option Plan, an additional number of Units equal to 1% of the number of Units outstanding as of each December 31 following the Option Plan's effective date will be added to the total number of Units that may be issued thereafter. The number of Units available for issuance shall be increased by the number of Units received by the Company as payment of the exercise price of Options and by the number of Units purchased by the Company from an amount equal to the cash proceeds received by the Company on the exercise of Options. The number of Units available for issuance pursuant to the Option Plan is subject to adjustment in certain circumstances. The following is a summary of the material terms of the Option Plan and is qualified in its entirety by reference to the Option Plan, which will be filed as an exhibit to the Registration Statement of which this Prospectus is a part.



     The Option Plan has been designed to furnish additional incentive compensation to selected directors, officers, employees and consultants of the Managing General Partner and its Affiliates and to increase their personal and proprietary interest in the future performance of the Partnership. Approximately 1,000 directors, officers, employees, and consultants will be eligible to participate in the Option Plan. In addition, in the event that the provision relating to disinterested administration in Rule 16b-3 under the 1934 Act (as in effect on the Option Plan's effective date) becomes inapplicable to the Managing General Partner and the Partnership, directors who are not employees or officers of the Managing General Partner will be eligible to receive Options and UARs.


     The Option Plan will be administered by the Managing General Partner's compensation committee (the 'Committee'). The Committee, in its sole discretion and authority, but subject to the terms of the Option Plan, will determine the directors, officers, employees and consultants who are eligible to receive Options and UARs and the date of grant, number of Units, exercise price, vesting schedule, duration (not to exceed ten years) and other terms and conditions applicable to each Option and UAR granted under the Option Plan. The Committee may accelerate the exercisability of Options and UARs. No Option or UAR with respect to Subordinated Units will become exercisable before the end of the Subordination Period.

     On a change of control (as defined in the Option Plan), the Committee will have discretion to accelerate the exercisability (and duration) of outstanding Options and UARs or cancel outstanding Options and UARs in exchange for cash.


     The exercise price of each Option may be paid in the form of cash, check acceptable to the Managing General Partner, Units held by the participant for such period as may be required to avoid a charge to earnings for financial reporting purposes, or such other form of consideration permitted by the Committee, including by assignment of a portion of the proceeds on sale of Units deliverable upon exercise or any combination of the foregoing.


     Units delivered by the Managing General Partner on exercise of an Option or UAR may consist of Units acquired in the open market or from any person (including Units newly issued by the Partnership), Units already owned by the Managing General Partner, or any combination of the foregoing. Options and UARs are generally nontransferable.

     With respect to each Unit delivered upon the exercise of an Option (unless newly issued by the Partnership), the Managing General Partner shall be entitled to reimbursement by the Partnership for the excess, if any, of (i) the fair market value of each such Unit (as of the date of exercise of such Option) or, in the case of Units purchased in the open market, the price actually paid by the Managing General Partner therefor over (ii) the exercise price of the Option relating to such Unit. With respect to the settlement of a UAR, the Managing General Partner shall be entitled to reimbursement by the Partnership for (i) the amount of cash, if any, paid in connection with such settlement or (ii) the fair market value of each such Unit delivered in connection with such settlement (unless such Unit is newly issued by the Partnership). Thus, the cost of the Options and UARs will be borne by the Partnership.


     The Committee may grant UARs in such amounts and subject to such terms and conditions as the Committee may determine. UARs may be granted in connection with all or any part of, or independently of, any Option granted under the Option Plan. The grantee of a UAR has the right to receive from the Managing General Partner an amount equal to (a) the excess of (i) the fair market value of a Unit on the date of exercise of the UAR over (ii) the fair market value of a Unit on the date of grant (or over the Option exercise price if the UAR is granted in connection with an Option), multiplied by (b) the number of Units with respect to which the UAR is exercised. Payment to the grantee upon exercise of a UAR will be in cash or in Units (valued at their fair market value on the date of exercise of the UAR) or both, all as the Committee shall determine in its sole discretion. Upon the exercise of a UAR granted in connection with an Option, the number of Units subject to the related Option shall be reduced by the number of Units with respect to which the UAR is exercised. Upon the exercise of an Option in connection with which a UAR has been granted, the number of Units subject to the related UAR shall be reduced by the number of Units with respect to which the Option is exercised.



     The Board of Directors of the Managing General Partner in its discretion may terminate the Option Plan at any time with respect to any Units for which a grant has not theretofore been made. The Board of Directors will also have the right to alter or amend the Option Plan, any award made thereunder or any part thereof from time to time; provided, that no change in any previously granted Option or UAR may be made which would impair the rights of the grantee without the consent of such grantee; and provided further, that to the extent necessary to comply with Rule 16b-3 under the 1934 Act, no such amendment or alteration will, without the requisite consent under such Rule 16b-3: (i) materially increase the total number of Units available for Options and UARs under the Option Plan, subject to certain exceptions; (ii) materially modify the requirements as to eligibility for participation in the Option Plan; (iii) extend the maximum period during which Options and UARs may be granted under the Option Plan; or (iv) materially increase the benefits accruing to participants under the Option Plan.


     Generally, no tax is imposed on the grantee upon the grant of an Option or UAR under the Plan and neither the Partnership nor the Managing General Partner will be entitled to a tax deduction by reason of such a grant. Generally, upon the exercise of an Option, the optionee will be taxable on ordinary income in the year of exercise in an amount equal to the excess of the fair market value of the Units on the date of exercise over the Option exercise price and the employer will be entitled to a deduction in an equivalent amount. In general, upon exercising a UAR, the amount of any cash received and the fair market value on the exercise date of any Units or other property received are taxable to the recipient as ordinary income and deductible by the employer. Insofar as the Partnership will reimburse the Managing General Partner for the difference between the cost incurred by the Managing General Partner in acquiring Units to deliver to the optionee or holder of UARs upon exercise and the proceeds received by the Managing General Partner from the optionee in connection with such exercise, the Managing General Partner will generally be treated as receiving income in the amount of such reimbursement and the Partnership may claim a deduction for such payment. Upon a subsequent disposition of the Units received upon exercise of an Option or UAR, any appreciation after the date of exercise will generally qualify as capital gain. If the Units received upon the exercise of an Option or UAR are transferred to the optionee subject to certain restrictions, then the taxable income realized by the optionee, unless the optionee elects otherwise, and the corresponding tax deduction (assuming any federal income tax withholding requirements are satisfied) should be deferred and should be measured at the fair market value of the Units at the time the restrictions lapse. The restrictions imposed on certain individuals by Section 16(b) of the 1934 Act may constitute such a transfer restriction during the period prescribed thereby with respect to Options or UARs exercised within six months of the grant date thereof.

     It is not anticipated that any Options or UARs will be granted at or prior to the closing of the Offering.

COMPENSATION OF DIRECTORS

     The Managing General Partner pays no additional remuneration to its employees (or employees of any of its Affiliates) for serving as directors or to directors who are not employees of the Managing General Partner or any of its Affiliates. The Managing General Partner may in the future pay remuneration to its directors. In addition, the Partnership anticipates that directors who are not employees of the Managing General Partner or its Affiliates will be compensated for serving as such, will be reimbursed for out-of-pocket expenses and will be eligible to participate in the Partnership's or Managing General Partner's Unit purchase or option plans, if any.

EMPLOYMENT ARRANGEMENTS WITH EXECUTIVE OFFICERS


     Mr. Paliughi has an employment contract with the Managing General Partner, effective as of April 24, 1993, as amended, pursuant to which (i) the Managing General Partner agrees to employ Mr. Paliughi as President and Chief Executive Officer through January 2, 1998, (ii) Mr. Paliughi receives a base salary of $300,000 per annum (effective June 15, 1996) during his employment (subject to increase at the discretion of the Board of Directors), (iii) Mr. Paliughi is eligible to participate in the Annual Incentive Plan, enabling him to receive an annual cash bonus of up to 75% of his base salary based upon the achievement of certain individual and Partnership performance objectives, (iv) Mr. Paliughi is eligible to participate in the Mid-Term Incentive Plan, enabling him to receive an annual bonus award at least equal to 75% of his base salary based upon the achievement by the Partnership of certain financial performance objectives over a three-year performance cycle, (v) Mr. Paliughi is entitled to severance benefits generally equal to two years base salary and bonuses (approximately $1,050,000 if such termination occurred on June 15, 1996) and certain relocation payments in the event he is terminated other than for cause (as defined), or if his existing employment agreement is not renewed or extended on substantially similar terms and (vi) Mr. Paliughi is entitled to participate in other generally available compensation plans and receives various other benefits including reimbursement of certain expenses. The agreement also restricts Mr. Paliughi from competing with the General Partner for 24 months after the termination of the agreement if such termination results from Mr. Paliughi's voluntary resignation or the Managing General Partner's termination of Mr. Paliughi's employment for cause (as defined in the agreement).


     Ms. Crawford has an employment agreement (effective as of April 9, 1996) and a severance agreement (effective as of March 27, 1995) with the Managing General Partner pursuant to which (i) the Managing General Partner agrees to employ Ms. Crawford as Senior Vice President -- Administration, General Counsel and Assistant Secretary through April 15, 1998, (ii) Ms. Crawford receives a one-time signing bonus of $124,500 in cash and a base salary of $125,000 per annum until

January 1, 1997 and $137,500 thereafter, (iii) Ms. Crawford is eligible to participate in the Annual Incentive Plan, enabling her to receive an annual cash bonus of up to 50% of her base salary based upon the achievement of certain individual and Partnership performance objectives, (iv) Ms. Crawford is eligible to participate in the Mid-Term Incentive Plan, enabling her to receive an annual bonus award equal to 40% of her base salary based upon the achievement by the Partnership of certain financial performance objectives over a three-year performance cycle, (v) Ms. Crawford is entitled to severance benefits generally equal to two years base salary and bonuses (approximately $312,500 if such termination occurred on June 15, 1996) in the event she is terminated other than for cause (as defined) during the term of her employment agreement, (vi) if, after the term of her employment agreement has expired, Ms. Crawford is still employed by the Managing General Partner, and is terminated other than for cause (as defined) and within one year of a change of control (as defined) of the Managing General Partner, Ms. Crawford is entitled to severance benefits generally equal to her annual compensation plus an amount not to exceed Ms. Crawford's prior year's bonus and (vii) Ms. Crawford is entitled to participate in other generally available compensation plans and receive various other benefits including reimbursement of certain expenses.

     Mr. Rominiecki has a severance agreement with the Managing General Partner which provides that in the event he is terminated by the Managing General Partner other than for cause (as defined in the agreement), he is entitled to severance benefits generally equal to his annual compensation (approximately $165,000 if such termination occurred on June 15, 1996) if such termination occurs prior to December 1, 1996 or within one year of a change of control (as defined in the agreement) of the Managing General Partner or six month's compensation if such termination occurs thereafter.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

OWNERSHIP OF TRIARC COMMON STOCK BY THE DIRECTORS
AND EXECUTIVE OFFICERS OF THE MANAGING GENERAL PARTNER

     All of the issued and outstanding shares of common stock of the General Partner are indirectly owned by Triarc. The table below sets forth the beneficial ownership as of May 31, 1996, by each person known by the Managing General Partner to be the beneficial owner of more than 5% of the outstanding shares of Triarc Class A Common Stock (constituting the only class of voting capital stock of Triarc), each director and each Named Officer of the Managing General Partner and the executive officers and directors of the Managing General Partner as a group. Triarc's Class A Common Stock is traded on the NYSE.

                                                                            AMOUNT AND NATURE
                 NAME AND ADDRESS OF BENEFICIAL OWNER                        OF OWNERSHIP(1)       PERCENT OF CLASS
- -----------------------------------------------------------------------   ---------------------    ----------------

Nelson Peltz ..........................................................   6,819,967(2)(3)(4)(5)          27.6%
  900 Third Avenue
  New York, NY 10022
Peter W. May ..........................................................   6,549,667(2)(4)(6)             26.8%
  900 Third Avenue
  New York, NY 10022
DWG Acquisition Group, L.P. ...........................................   5,982,867(4)                   25.0%
  1201 North Market Street
  Wilmington, DE 19801
Ronald D. Paliughi.....................................................      32,000(7)                  *
Ronald R. Rominiecki...................................................            --                   *
Laurie B. Crawford.....................................................       1,667(8)                  *
All executive officers and directors as a group (5 persons)............   7,420,434                      29.3%

- ------------

*  Less than 1%.

(1) Except as otherwise indicated, each person has sole voting and dispositive power with respect to such shares.

(2) Includes 5,982,867 shares held by DWG Acquisition, of which Mr. Peltz and Mr. May are the sole general partners.

(3) Includes 200 shares owned by a family trust of which Mr. Peltz is a general partner. Mr. Peltz disclaims beneficial ownership of such 200 shares.

(4) The Partnership is informed that DWG Acquisition has pledged such shares to a financial institution on behalf of Messrs. Peltz and May to secure loans made to them.

(5) Includes options to purchase 810,000 shares of Class A Common Stock which have vested or will vest within 60 days of May 31, 1996.

(6) Includes options to purchase 540,000 shares of Class A Common Stock which have vested or will vest within 60 days of May 31, 1996.

(7) Includes options to purchase 22,000 shares of Class A Common Stock which have vested or will vest within 60 days of May 31, 1996.

(8) Represents options to purchase 1,667 shares of Class A Common Stock which have vested or will vest within 60 days of May 31, 1996.
                            ------------------------
     The foregoing table does not include 5,997,622 shares of Triarc's non-voting Class B Common Stock owned by Victor Posner or entities related to Victor Posner as a result of a certain Settlement Agreement dated on January 9, 1995. The shares of Class B Common Stock can be converted without restriction into an equal number of shares of Class A Common Stock following a transfer to a non-affiliate of Victor Posner. Triarc has certain rights of first refusal if such shares are proposed to be sold to an unaffiliated party. If the 5,997,622 currently outstanding shares of the Class B Common Stock were converted into shares of Class A Common Stock, such shares would constitute approximately 20.0% of the then outstanding shares of Class A Common Stock as of May 31, 1996.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RIGHTS OF THE GENERAL PARTNERS

     The Partnership and the Managing General Partner will have extensive ongoing relationships with Triarc and its Affiliates. Affiliates of the Managing General Partner, including Triarc, will perform certain administrative services for the Managing General Partner on behalf of the Partnership. Such Affiliates will not receive a fee for such services, but will be reimbursed for all direct and indirect expenses incurred in connection therewith. See
'Management -- Reimbursement of Expenses of the Managing General Partner.' In addition, after the Offering, the Managing General Partner will own all of the Subordinated Units, representing 42% of the outstanding Units. Triarc will indirectly own 100% of the General Partners. Through the Managing General Partner's ability to control the management of the Partnership and its right to vote the Subordinated Units (effectively giving the Managing General Partner the ability to veto certain actions of the Partnership), the Managing General Partner and its Affiliates will have the ability to exercise substantial control over the Partnership. See 'Conflicts of Interest and Fiduciary Responsibility.'

TRANSACTIONS INVOLVING TRIARC AND ITS AFFILIATES

     In January 1996, the Partnership entered into a five-year lease, as lessee, with Graniteville, then a wholly owned subsidiary of Triarc, as lessor, with respect to certain storage facilities located in Graniteville, South Carolina. As consideration for the use of the leased premises, the Partnership is required to provide all of Graniteville's annual propane requirements (up to 700,000 gallons annually) at cost plus delivery expenses. Pursuant to the Graniteville Sale, such lease was assigned to Avondale and amended to provide that it may be terminated by either party thereto upon six months' notice.

     In August 1995 Triarc, through a wholly owned subsidiary, acquired all of the outstanding stock of two related propane distribution businesses. The aggregate purchase price was approximately $4.2 million (including the assumption of certain existing indebtedness). In September 1995 the stock of the subsidiary which acquired the two companies was contributed by Triarc to NPC Holdings, Inc. ('NPC Holdings') which, in turn, contributed such stock to the Managing General Partner. In consideration for such contribution, NPC Holdings received an additional 30 shares of the Managing General Partner's common stock, increasing its ownership of the Managing General Partner to 75.7% from 75.2%.

     In December 1995, National Propane borrowed $30 million under the Existing Credit Facility and dividended such amount to subsidiaries of Triarc ($22.7 millon) and SEPSCO ($7.3 million) in proportion to their respective percentage ownership in National Propane. On February 22, 1996, the 11 7/8% senior subordinated debentures of SEPSCO were redeemed. The cash for such redemption came from the proceeds of the $30 million of borrowings (which, under the Existing Credit Facility, were restricted to the redemption of the 11 7/8% Debentures), liquidation of marketable securities and existing cash balances. The indebtedness incurred in part to finance such redemption is being assumed by the Operating Partnership and repaid in connection with the Transactions.

     In the fourth quarter of 1995, the Managing General Partner sold approximately $3.9 million face amount of its accounts receivable to Triarc for approximately $3.8 million. As collections on such accounts receivable are received by the Managing General Partner they are remitted to Triarc on a periodic basis. As of May 31, 1996, such remittances aggregated approximately $3.5 million. Under the agreement pursuant to which the receivables were sold, the Managing General Partner is obligated to repurchase any receivables which are determined to be uncollectible, up to a maximum of 10% of the face amount originally sold. The Manager General Partner believes that its allowance for doubtful accounts is adequate to allow for any repurchases that may be required.

     The Managing General Partner receives from Triarc certain management services including legal, accounting, tax, insurance, financial and other management services. Effective April 23, 1993 the Managing General Partner (and certain of Triarc's other subsidiaries) entered into a management services agreement (the 'Management Services Agreement') with Triarc pursuant to which the allocation method for those costs that cannot be directly allocated, are allocated based upon the greater of (i) the sum of earnings before income taxes, depreciation and amortization and (ii) 10% of revenues, as a percentage of Triarc's corresponding consolidated amount. Prior to April 23, 1993, the costs of management services were allocated by Triarc to its subsidiaries under a former management services agreement (the 'Former Management Services Agreement') based first directly on the cost of the services provided and then, for those costs which could not be directly allocated, based upon the relative revenues and tangible assets as a percentage of Triarc's corresponding consolidated amounts. Additionally, in Transition 1993 the Managing General Partner was allocated certain costs representing uncollectible amounts owed to Triarc for similar management services by certain affiliates or former affiliates. For additional information regarding the Management Services Agreement and the Former Management Services Agreement, see note 19 to the consolidated financial statements of National Propane.

     Chesapeake Insurance Company Limited ('Chesapeake Insurance'), an indirect subsidiary of Triarc, provided certain insurance coverage and reinsurance of certain risks to the Managing General Partner until October 1993 at which time Chesapeake Insurance ceased writing all insurance and reinsurance. The net premium expense incurred was approximately $4 million in Transition 1993. In addition, on April 1, 1995 the Managing General Partner issued a promissory note to Chesapeake Insurance for $900,000. $125,000 of the principal of such note was repaid on December 31, 1995 and the remaining $775,000 was repaid on June 7, 1996.

     The Managing General Partner's wholly owned leasing subsidiary, NPC Leasing Corp. ('NPC Leasing'), leases vehicles and other equipment to companies that are or were affiliates of the Managing General Partner under long-term lease obligations. Lease billings by NPC Leasing to current and former affiliates, other than the Managing General Partner, which included interest and principal, during Transition 1993, 1994 and 1995 were $8,213,000, $168,000 and $47,000, respectively. NPC Leasing also had minor billings with current or former affiliates during the three-month period ended March 31, 1996.

     The Managing General Partner holds an intercompany note of Triarc's in the aggregate principal amount of approximately $81.4 million as of May 31, 1996. Concurrent with the closing of the Offering, the Managing General Partner will dividend a portion (approximately $51.4 million aggregate principal amount) of such intercompany note to Triarc. See 'The Transactions.' For additional information regarding the intercompany note, see note 13 to the consolidated financial statements of National Propane.

PARTNERSHIP NOTE

     Concurrent with the closing of the Offering, the Operating Partnership will make the Partnership Loan to Triarc. Management believes that, based on the terms of the Partnership Note, taken as a whole, the Partnership Note, when issued, will have a fair market value of not less than 100% of its principal amount. For information regarding the Partnership Loan and Triarc, see 'Cash Distribution Policy -- Partnership Loan' and 'Certain Information Regarding Triarc.'

               CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITY

CONFLICTS OF INTEREST

     Certain conflicts of interest could arise as a result of the General Partners' relationships with their stockholders, on the one hand, and the Partnership, on the other hand. The directors and officers of the Managing General Partner and the Special General Partner have fiduciary duties to manage such Managing General Partner, including its investments in its subsidiaries and Affiliates, in a manner beneficial to their stockholders. In general, the Managing General Partner has a fiduciary duty to manage the Partnership in a manner beneficial to the Partnership and the Unitholders. The Partnership Agreement contains provisions that allow the Managing General Partner to take into account the interests of parties in addition to the Partnership in resolving conflicts of interest, thereby limiting its fiduciary duty to the Unitholders as well as provisions that may restrict the remedies available to Unitholders for actions taken that might, without such limitations, constitute breaches of fiduciary duty. The duty of the directors and officers of the Managing General Partner to the stockholders of the Managing General Partner may, therefore, come into conflict with the duties of the Managing General

Partner to the Partnership and the Unitholders. The Audit Committee of the Board of Directors of the Managing General Partner will, at the request of the Managing General Partner, review conflicts of interest that may arise between the Managing General Partner or its Affiliates, on the one hand, and the Partnership, on the other. See 'Management -- Partnership Management' and ' -- Fiduciary Duties of the General Partners.'

     Conflicts of interest could arise in the situations described below, among others:

CERTAIN ACTIONS TAKEN BY THE MANAGING GENERAL PARTNER MAY AFFECT THE AMOUNT OF CASH AVAILABLE FOR DISTRIBUTION TO UNITHOLDERS OR ACCELERATE THE RIGHT TO CONVERT SUBORDINATED UNITS

     Decisions of the Managing General Partner with respect to the amount and timing of cash expenditures, participation in capital expansions and acquisitions, borrowings, issuance of additional Units and reserves in any quarter may affect whether, or the extent to which, there is sufficient Available Cash from Operating Surplus to meet the Minimum Quarterly Distribution and Target Distribution Levels on all Units in such quarter or subsequent quarters. The Partnership Agreement provides that any borrowings by the Partnership or the approval thereof by the Managing General Partner shall not constitute a breach of any duty owed by the Managing General Partner to the Partnership or the Unitholders including borrowings that have the purpose or effect, directly or indirectly, of enabling the the Managing General Partner to receive Incentive Distributions or hasten the expiration of the Subordination Period or the conversion of the Subordinated Units into Common Units. The Partnership Agreement provides that the Partnership may make loans to and borrow funds from the General Partners and their Affiliates. Further, any actions taken by the Managing General Partner consistent with the standards of reasonable discretion set forth in the definitions of Available Cash, Operating Surplus and Capital Surplus will be deemed not to breach any duty of the Managing General Partner to the Partnership or the Unitholders. The Managing General Partner intends to submit any question regarding amendments to the Partnership Agreement, the enforcement of Triarc's obligations under the Partnership Note and other matters that could have, in each case, a material adverse affect on the limited partners to the Audit Committee of the Board of Directors of the Managing General Partner. See 'Risk Factors -- Conflicts of Interest and Fiduciary Responsibility' and 'Cash Distribution Policy.'

BORROWINGS BY THE PARTNERSHIP MAY ENABLE THE MANAGING GENERAL PARTNER TO PERMIT PAYMENTS OF DISTRIBUTIONS ON THE SUBORDINATED UNITS

     The Managing General Partner generally must act as a fiduciary to the Partnership and the Unitholders, and therefore must generally consider the best interests of the Partnership when deciding whether to make capital or operating expenditures or take other steps with respect to the business of the Partnership. However, the Partnership Agreement provides that it will not constitute a breach of the General Partner's fiduciary duty if Partnership borrowings are effected that, directly or indirectly, enable the Managing General Partner to permit the payment of distributions on the Subordinated Units.

THE GENERAL PARTNER MAY MERGE WITH AND INTO TRIARC

     The Partnership Agreement provides that the Managing General Partner may merge with and into Triarc (the 'Triarc Merger') without the prior approval of any Unitholder; provided, however, that immediately prior to such merger (a) the Partnership has received an Opinion of Counsel, (b) the Special General Partner has not converted or transferred any portion of its General Partner Interest and
(c) the Special General Partner has a net worth equal to at least $15 million independent of its interest in the Partnership Group (as defined in the Glossary). The Partnership Note will contain a covenant of Triarc that, in the event of the merger or consolidation of the Managing General Partner with and into Triarc, Triarc will concurrently therewith pledge as security for the Partnership Loan certain assets of the Managing General Partner. See 'Cash Distribution Policy -- Partnership Loan.' The Partnership Agreement also provides that after a merger of the General Partner into Triarc, Triarc may conduct businesses and activities of its own in which the Partnership will have no economic interest.

CERTAIN PARTNERSHIP ACTIONS REQUIRE THE APPROVAL OF THE UNITHOLDERS

     The Partnership and the Unitholders may not take certain actions without the affirmative vote of the holders of 66 2/3% of the outstanding Units or, in certain cases, a Unit Majority (which, during the Subordination Period, requires the affirmative vote of the holders of a majority of the Common Units and the Subordinated Units each voting as a separate class). The affirmative vote of 66 2/3% of the outstanding Units (including Units held by the General Partners and their Affiliates) is required to remove the Managing General Partner (with or without Cause). Certain amendments to the Partnership Agreement, a sale, merger or other disposition of substantially all of the assets of the
Partnership and certain issuances of Partnership Securities during the Subordination Period require the approval of a Unit Majority. Immediately following the completion of the Offering, the Managing General Partner will own a sufficient percentage of the outstanding Units to require the Managing General Partner's affirmative vote to take such actions. The Managing General Partner may give or withhold its approval of any such action or vote its Subordinated Units for or against any such action, as the case may be, in its sole discretion without considering any interest of, or factors affecting, the Partnership or any Unitholder. See 'The Partnership Agreement.'

EMPLOYEES OF THE MANAGING GENERAL PARTNER AND ITS AFFILIATES WHO PROVIDE SERVICES TO THE PARTNERSHIP WILL ALSO PROVIDE SERVICES TO OTHER BUSINESSES

     The Partnership will not have any employees and will rely on employees of its subsidiaries, the Managing General Partner and its Affiliates, including Triarc. Prior to any merger of the Managing General Partner into Triarc, the Managing General Partner will not conduct any other business as long as it is a general partner of the Partnership. After any such merger, Triarc, as the Managing General Partner, may conduct businesses and activities of its own in which the Partnership will have no economic interest. In addition, Triarc and other Affiliates of the Managing General Partner, principally direct and indirect wholly owned subsidiaries of Triarc, will conduct business and activities of their own in which the Partnership will have no economic interest. Accordingly, there may be competition between the Partnership and Affiliates of the Managing General Partner, including Triarc, for the time and effort of employees who provide services to both. Certain officers of Affiliates of the Managing General Partner will divide their time between the business of the Partnership and the business of the Affiliates and will not be required to spend any specified percentage or amount of their time on the business of the Partnership.

THE PARTNERSHIP WILL REIMBURSE THE MANAGING GENERAL PARTNER AND ITS AFFILIATES FOR CERTAIN EXPENSES

     Under the terms of the Partnership Agreement, the Managing General Partner and its Affiliates will be reimbursed by the Partnership for certain expenses incurred on behalf of the Partnership, including costs incurred in providing corporate staff and support services to the Partnership (including compensation costs incurred under employee benefit plans). The Partnership Agreement provides that the Managing General Partner shall determine the expenses that are allocable to the Partnership in any reasonable manner determined by the Managing General Partner in its sole discretion. See 'Management -- Reimbursement of Expenses of the Managing General Partner' and 'Certain Relationships and Related Transactions.'

THE MANAGING GENERAL PARTNER INTENDS TO LIMIT ITS LIABILITY WITH RESPECT TO THE PARTNERSHIP'S OBLIGATIONS

     Whenever possible, the Managing General Partner intends to limit the Partnership's liability under contractual arrangements to all or particular assets of the Partnership, with the other party thereto to have no recourse against the Managing General Partner, the Special General Partner or their respective assets. The Partnership Agreement provides that any action by the Managing General Partner in so limiting the liability of the General Partners or that of the Partnership will not be deemed to be a breach of the General Partners' fiduciary duties, even if the Partnership could have obtained more favorable terms without such limitation on liability.

COMMON UNITHOLDERS WILL HAVE NO RIGHT TO ENFORCE OBLIGATIONS OF THE MANAGING GENERAL PARTNER AND ITS AFFILIATES UNDER AGREEMENTS WITH THE PARTNERSHIP

     The Partnership will acquire or provide many services from or to the Managing General Partner and its Affiliates (including Triarc) on an ongoing basis, including those described above. The agreements relating thereto do not grant to the holders of the Common Units, separate and apart from the Partnership, the right to enforce the obligations of the Managing General Partner and its Affiliates in favor of the Partnership. Therefore, the Managing General Partner will be primarily responsible for enforcing such obligations.

CONTRACTS BETWEEN THE PARTNERSHIP, ON THE ONE HAND, AND THE MANAGING GENERAL PARTNER AND ITS AFFILIATES, ON THE OTHER, WILL NOT BE THE RESULT OF ARMS'-LENGTH NEGOTIATIONS

     Under the terms of the Partnership Agreement, the Managing General Partner is not restricted from paying the Managing General Partner or its Affiliates for any services rendered (provided such services are rendered on terms fair and reasonable to the Partnership) or entering into additional contractual arrangements with any of them on behalf of the Partnership. Neither the Partnership Agreement nor any of the other agreements, contracts and arrangements between the Partnership, on the one hand, and the Managing General Partner and its Affiliates, on the other, are or will be the result of arm's-length negotiations. All of such transactions entered into after the sale of the Common Units offered in the Offering are to be on terms which are fair and reasonable to the Partnership, provided that any transaction shall be deemed fair and reasonable if (i) such transaction is approved by the Audit Committee,
(ii) its terms are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership), the transaction is fair to the Partnership. The Managing General Partner and its Affiliates will have no obligation to permit the Partnership to use any facilities or assets of the Managing General Partner and such Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use, nor shall there be any obligation of the Managing General Partner and its Affiliates to enter into any such contracts.

POTENTIAL ROLL-UP TRANSACTIONS

     The Partnership Agreement does not prohibit the Partnership from engaging in roll-up transactions. Although the Managing General Partner has no present intention of causing the Partnership to engage in any such transaction, it is possible it will do so in the future. There can be no assurance that a roll-up transaction would not have a material adverse effect on a Unitholder's investment in the Partnership.

COMMON UNITHOLDERS HAVE NOT BEEN REPRESENTED BY COUNSEL

     The Common Unitholders have not been represented by counsel in connection with the preparation of the Partnership Agreement or other agreements referred to herein or in establishing the terms of the Offering. The attorneys, accountants and others who have performed services for the Partnership in connection with the Offering have been employed by the Managing General Partner and its Affiliates and may continue to represent the Managing General Partner and its Affiliates. Attorneys, accountants and others who will perform services for the Partnership in the future will be selected by the Managing General Partner or the Audit Committee and may also perform services for the Managing General Partner and its Affiliates. The Managing General Partner may retain separate counsel for the Partnership or the Unitholders after the sale of the Common Units offered in the Offering, depending on the nature of the conflict that arises, but it does not intend to do so in most cases.

PARTNERSHIP INTERESTS ARE SUBJECT TO THE MANAGING GENERAL PARTNER'S LIMITED CALL RIGHT

     The Partnership Agreement provides that it will not constitute a breach of the Managing General Partner's fiduciary duties if the Managing General Partner exercises its right to call for and purchase partnership interests as provided in the Partnership Agreement or assign this right to its Affiliates or to the Partnership. The Managing General Partner thus may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise such right. As a consequence, a holder of partnership interests may have his partnership interests purchased from him even though he may not desire to sell them, and the price paid may be less than the amount the holder would desire to receive upon sale of his partnership interests. For a description of such right, see 'The Partnership Agreement -- Limited Call Right.'

THE GENERAL PARTNERS' AFFILIATES MAY COMPETE WITH THE PARTNERSHIP

     Following the sale of the Common Units offered in the Offering, Affiliates of the General Partners will not be restricted from engaging in any business activities other than the retail sales of propane to end users in the continental United States, even if they are in competition with the Partnership. As a result, conflicts of interest may arise between Affiliates of the General Partners, on the one hand, and the Partnership, on the other. The Partnership Agreement expressly provides that, subject to certain limited exceptions, it shall not constitute a breach of the General Partners' fiduciary duties to the Partnership or the Unitholders for Affiliates of the General Partners to engage in direct competition with the Partnership, other than with respect to the retail sale of propane to end users within the continental United States. Such competition may include the trading, transportation, storage and wholesale distribution of propane. The Partnership Agreement also provides that the General Partners and their Affiliates have no obligation to present business opportunities to the Partnership.

FIDUCIARY DUTIES OF THE GENERAL PARTNERS

     The General Partners will be accountable to the Partnership and the Unitholders as fiduciaries. Consequently, the General Partners must exercise good faith and integrity in handling the assets and affairs of the Partnership. In contrast to the relatively well-developed law concerning fiduciary duties owed by officers and directors to the shareholders of a corporation, the law concerning the duties owed by general partners to other partners and to partnerships is relatively undeveloped. Neither the Delaware Revised Uniform Limited Partnership Act (the 'Delaware Act') nor case law defines with particularity the fiduciary duties owed by general partners to limited partners or a limited partnership, but the Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, restrict or expand the fiduciary duties that might otherwise be applied by a court in analyzing the standard of duty owed by general partners to limited partners and the partnership. The provisions of the Delaware Act that allow the fiduciary duties of a general partner to be waived or restricted by a partnership agreement have not been resolved in a court of law, and the General Partners have not obtained an opinion of counsel covering the provisions set forth in the Partnership Agreement that purport to waive or restrict fiduciary duties of the General Partners. Unitholders should consult their own legal counsel concerning the fiduciary responsibilities of the General Partners and their officers and directors and the remedies available to the Unitholders.

     Fiduciary duties are generally considered to include an obligation to act with good faith, fairness and loyalty. Such duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction as to which it has a conflict of interest. In order to induce the Managing General Partner to manage the business of the Partnership, the Partnership Agreement, as permitted by the Delaware Act, contains various provisions intended to have the effect of limiting the fiduciary duties that might otherwise be owed by the Managing General Partner to the Partnership and its partners and waiving or consenting to conduct by the Managing General Partner and its Affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law.

     The Partnership Agreement provides that in order to become a limited partner of the Partnership, a holder of Common Units is required to agree to be bound by the provisions thereof, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and enforceability of partnership agreements. The Delaware Act also provides that a partnership agreement is not unenforceable by reason of its not having been signed by a person being admitted as a limited partner or becoming an assignee in accordance with the terms thereof.

     The Partnership Agreement provides that whenever a conflict of interest arises between the General Partners or their Affiliates, on the one hand, and the Partnership or any other partner, on the

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
other, the Managing General Partner shall resolve such conflict. The General Partners shall not be in breach of their obligations under the Partnership Agreement or their duties to the Partnership or the Unitholders if the resolution of such conflict is fair and reasonable to the Partnership, and any resolution shall conclusively be deemed to be fair and reasonable to the Partnership if such resolution is (i) approved by the Audit Committee (although no party is obligated to seek such approval and the Managing General Partner may adopt a resolution or course of action that has not received such approval),
(ii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) fair to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). In resolving such conflict, the Managing General Partner may (unless the resolution is specifically provided for in the Partnership Agreement) consider the relative interests of the parties involved in such conflict or affected by such action, any customary or accepted industry practices or historical dealings with a particular person or entity and, if applicable, generally accepted accounting or engineering practices or principles and such other factors as it deems relevant. Thus, unlike the strict duty of a fiduciary who must act solely in the best interests of his beneficiary, the Partnership Agreement permits the Managing General Partner to consider the interests of all parties to a conflict of interests, including the interests of the General Partners and their stockholders. In connection with the resolution of any conflict that arises, unless the Managing General Partner has acted in bad faith, the action taken by the Managing General Partner shall not constitute a breach of the Partnership Agreement, any other agreement or any standard of care or duty imposed by the Delaware Act or other applicable law. The Partnership Agreement also provides that in certain circumstances the Managing General Partner may act in its sole discretion, in good faith or pursuant to other appropriate standards.

     The Delaware Act provides that a limited partner may institute legal action on behalf of the partnership (a partnership derivative action) to recover damages from a third party where the general partner has refused to institute the action or where an effort to cause the general partner to do so is not likely to succeed. In addition, the statutory or case law of certain jurisdictions may permit a limited partner to institute legal action on behalf of himself or all other similarly situated limited partners (a class action) to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

     The Partnership Agreement also provides that any standard of care and duty imposed thereby or under the Delaware Act or any applicable law, rule or regulation will be modified, waived or limited, to the extent permitted by law, as required to permit the Managing General Partner and its officers and directors to act under the Partnership Agreement or any other agreement contemplated therein and to make any decision pursuant to the authority prescribed in the Partnership Agreement so long as such action is reasonably believed by the Managing General Partner to be in, or not inconsistent with, the best interests of the Partnership. Further, the Partnership Agreement provides that the Managing General Partner and its officers and directors will not be liable for monetary damages to the Partnership, the limited partners or assignees for errors of judgment or for any acts or omissions if the Managing General Partner and such other persons acted in good faith.

     In addition, under the terms of the Partnership Agreement, the Partnership is required to indemnify the General Partners and their officers, directors, employees, Affiliates, partners, agents and trustees, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by the General Partners or other such persons, if the General Partners or such persons acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Partnership and, with respect to any criminal proceedings, had no reasonable cause to believe the conduct was unlawful. See 'The Partnership Agreement -- Indemnification.' Thus, the General Partners could be indemnified for their negligent acts if they meet such requirements concerning good faith and the best interests of the Partnership.

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
                        DESCRIPTION OF THE COMMON UNITS

     Upon consummation of the Offering, the Common Units will be registered under the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and the rules and regulations promulgated thereunder, and the Partnership will be subject to the reporting and certain other requirements of the Exchange Act. The Partnership will be required to file periodic reports containing financial and other information with the Commission. Purchasers of Common Units in the Offering and subsequent transferees of Common Units (or their brokers, agents or nominees on their behalf) will be required to execute Transfer Applications, the form of which is included as Appendix B to this Prospectus. Purchasers in the Offering may hold Common Units in nominee accounts, provided that the broker (or other nominee) executes and delivers a Transfer Application and becomes a limited partner. The Partnership will be entitled to treat the nominee holder of a Common Unit as the absolute owner thereof, and the beneficial owner's rights will be limited solely to those that it has against the nominee holder as a result of or by reason of any understanding or agreement between such beneficial owner and nominee holder.

THE UNITS

     The Common Units issued in the Offering and Common Units issued upon conversion of Subordinated Units represent limited partner interests in the Partnership. The Subordinated Units held by the Managing General Partner or its Affiliates are (unless such Persons elect otherwise) general partner interests in the Partnership. The holders of Common Units and Subordinated Units are entitled to participate in Partnership distributions and exercise the rights or privileges available to Common Unitholders and Subordinated Unitholders, respectively, under the Partnership Agreement. For a description of the relative rights and preferences of Common Units and Subordinated Units in and to Partnership distributions, together with a description of the circumstances under which Subordinated Units may convert into Common Units, see 'Cash Distribution Policy.' For a description of the rights and privileges of limited partners under the Partnership Agreement, see 'The Partnership Agreement.'

TRANSFER AGENT AND REGISTRAR

DUTIES

     American Stock Transfer & Trust Company will act as a registrar and transfer agent (the 'Transfer Agent') for the Common Units and will receive a fee from the Partnership for serving in such capacities. All fees charged by the Transfer Agent for transfers of Common Units will be borne by the Partnership and not by the holders of Common Units, except that fees similar to those customarily paid by stockholders for surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges, special charges for services requested by a holder of a Common Unit and other similar fees or charges will be borne by the affected holder. There will be no charge to holders for disbursements of the Partnership's cash distributions. The Partnership will indemnify the Transfer Agent, its agents and each of their respective shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted in respect of its activities as such, except for any liability due to any negligence, gross negligence, bad faith or intentional misconduct of the indemnified person or entity.

RESIGNATION OR REMOVAL

     The Transfer Agent may at any time resign, by notice to the Partnership, or be removed by the Partnership, such resignation or removal to become effective upon the appointment by the Partnership of a successor transfer agent and registrar and its acceptance of such appointment. If no successor has been appointed and accepted such appointment within 30 days after notice of such resignation or removal, the Managing General Partner is authorized to act as the transfer agent and registrar until a successor is appointed.

TRANSFER OF COMMON UNITS

     Until a Common Unit has been transferred on the books of the Partnership, the Partnership and the Transfer Agent, notwithstanding any notice to the contrary, may treat the record holder thereof as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations. The transfer of the Common Units to persons that purchase directly from the Underwriters will be accomplished through  the  completion,  execution and  delivery  of  a  Transfer
Application by such investor in connection with such Common Units. Any subsequent transfers of a Common Unit will not be recorded by the Transfer Agent or recognized by the Partnership unless the transferee executes and delivers a Transfer Application. By executing and delivering a Transfer Application (the form of which is set forth as Appendix B to this Prospectus and which is also set forth on the reverse side of the certificates representing the Common Units), the transferee of Common Units (i) becomes the record holder of such Common Units and shall constitute an assignee until admitted into the Partnership as a substitute limited partner, (ii) automatically requests admission as a substituted limited partner in the Partnership, (iii) agrees to be bound by the terms and conditions of, and executes, the Partnership Agreement, (iv) represents that such transferee has the capacity, power and authority to enter into the Partnership Agreement, (v) grants powers of attorney to the Partnership and any liquidator of the Partnership as specified in the Partnership Agreement, and (vi) makes the consents and waivers contained in the Partnership Agreement. An assignee will become a substituted limited partner of the Partnership in respect of the transferred Common Units upon the consent of the Partnership and the recordation of the name of the assignee on the books and records of the Partnership. Such consent may be withheld in the sole discretion of the Managing General Partner.

     Common Units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in the Partnership in respect of the transferred Common Units. A purchaser or transferee of Common Units who does not execute and deliver a Transfer Application obtains only (a) the right to assign the Common Units to a purchaser or other transferee and (b) the right to transfer the right to seek admission as a substituted limited partner in the Partnership with respect to the transferred Common Units. Thus, a purchaser or transferee of Common Units who does not execute and deliver a Transfer Application will not receive cash distributions unless the Common Units are held in a nominee or 'street name' account and the nominee or broker has executed and delivered a Transfer Application with respect to such Common Units, and may not receive certain federal income tax information or reports furnished to record holders of Common Units. The transferor of Common Units will have a duty to provide such transferee with all information that may be necessary to obtain registration of the transfer of the Common Units, but a transferee agrees, by acceptance of the certificate representing Common Units, that the transferor will not have a duty to insure the execution of the Transfer Application by the transferee and will have no liability or responsibility if such transferee neglects or chooses not to execute and forward the Transfer Application to the Transfer Agent. See 'The Partnership Agreement -- Status as Limited Partner or Assignee.'

                           THE PARTNERSHIP AGREEMENT

     The following paragraphs are a summary of certain provisions of the Partnership Agreement. The form of the Partnership Agreement for the Partnership is included in this Prospectus as Appendix A. The form of Partnership Agreement for the Operating Partnership (the 'Operating Partnership Agreement') will be included as an exhibit to the Registration Statement of which this Prospectus constitutes a part. The Partnership will provide prospective investors with a copy of the form of the Operating Partnership Agreement upon request at no charge. The following summary of material provisions of the Partnership
Agreement is qualified in its entirety by reference to the Partnership Agreements for the Partnership and for the Operating Partnership. The Partnership will be the sole limited partner of the Operating Partnership, which will own, manage and operate the Partnership's business. The Managing General Partner and the Special General Partner will serve as the general partners of the Partnership and of the Operating Partnership. Unless specifically described otherwise, references herein to the 'Partnership Agreement' constitute references to the Partnership Agreement and the Operating Partnership Agreement, collectively.

     Certain material  provisions of  the Partnership  Agreement are  summarized elsewhere in this Prospectus under various headings. With regard to various transactions and relationships of the Partnership with the General Partners and their Affiliates, see 'Risk Factors -- Conflicts of Interest and Fiduciary Responsibility,' 'Certain Relationships and Related Transactions,' and 'Conflicts of Interest and Fiduciary Responsibility.' With regard to the management of the Partnership, see 'Management.' With regard to the transfer of Common Units, see 'Description of the Common Units -- Transfer of Common Units.' With regard to distributions of Available Cash, see 'Cash Distribution Policy.' With regard to allocations of taxable income and taxable loss, see 'Tax Considerations.' Prospective investors are urged to review these sections of this Prospectus and the Partnership Agreement carefully.

ORGANIZATION

     The Partnership and the Operating Partnership were organized on March 13, 1996 and March 15, 1996, respectively, as Delaware limited partnerships. The Managing General Partner and the Special General Partner are the general partners of the Partnership and the Operating Partnership. Following the issuance of the Common Units offered in the Offering, the General Partners will own an effective combined 4% unsubordinated General Partner Interest, the Managing General Partner will own a 40.6% subordinated general partner interest (as holder of the Subordinated Units) and the Common Unitholders will own a 55.4% limited partner interest, in the Partnership and the Operating Partnership on a combined basis.

SPECIAL GENERAL PARTNER

     The Special General Partner, a wholly owned subsidiary of the Managing General Partner, is a non-managing general partner of the Partnership and the Operating Partnership. Pursuant to the Partnership Agreement, the Special
General Partner is prohibited from conducting any business or having any operations other than those incidental to serving as a general partner of the Partnership and the Operating Partnership. The Partnership Agreement also provides that the Board of Directors of the Special General Partner shall be at all times composed of the same individuals who compose the Board of Directors of the Managing General Partner. In the event the Managing General Partner is merged with and into Triarc, the Audit Committee of the Special General Partner will perform the functions previously performed by the Audit Committee of the Managing General Partner. In addition, the Partnership Agreement provides that if, following a merger of the Managing General Partner with and into Triarc, Triarc involuntarily withdraws as general partner of the Partnership pursuant to bankruptcy or certain related events, the Special General Partner shall become the managing general partner of the Partnership and shall continue the business of the Partnership, without any Unitholder approval.

     Provided that the Triarc Merger has not occurred, the Special General Partner may convert all or a portion of its combined unsubordinated general partner interest into Units having rights to distributions of Available Cash from Operating Surplus equal to the distribution rights with respect to Available Cash from Operating Surplus of the combined unsubordinated general partner interest so converted.

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
For example, as of the Closing Date, the Special General Partner's combined effective 2% interest in the Partnership and the Operating Partnership would be exchanged into 223,419 Units (or 242,765 Units if the over-allotment option is exercised, notwithstanding the fact that the Special General Partner is not required to make any additional capital contributions upon the exercise of the over-allotment option). Additional capital contributions by the Special General Partner upon other issuances of additional Partnership securities will increase the number of Units into which such combined interest is exchanged. Such Units shall be issued as Subordinated Units and/or Common Units in the same proportion as Subordinated Units initially issued to the General Partner are at such time constituted.

PURPOSE

     The purpose of the Partnership under the Partnership Agreement is limited to serving as the limited partner of the Operating Partnership and engaging in any business activity that may be engaged in by the Operating Partnership or that is approved by the Managing General Partner. The Operating Partnership Agreement provides that the Operating Partnership may engage in any activity engaged in by National Propane and its subsidiaries immediately prior to the Offering, and any other activity approved by the Managing General Partner. Although the Managing General Partner has the ability under the Partnership Agreement to cause the Partnership and the Operating Partnership to engage in activities other than propane marketing and related businesses, the Managing General Partner has no current intention of doing so. The Managing General Partner is authorized in general to perform all acts deemed necessary to carry out such purposes and to conduct the business of the Partnership. See ' -- Certain Required Approvals of the Managing General Partner.'

CAPITAL CONTRIBUTIONS

     For a description of the initial capital contributions to be made to the Partnership, see 'The Transactions.' The Unitholders are not obligated to make additional capital contributions to the Partnership, except as described below under ' -- Limited Liability.'

POWER OF ATTORNEY

     Each Limited Partner (as defined in the Glossary), and each person who acquires a Unit from a Unitholder and executes and delivers a Transfer Application with respect thereto, grants to the Managing General Partner and, if a liquidator of the Partnership has been appointed, such liquidator, a power of attorney to, among other things, execute and file certain documents required in connection with the qualification, continuance or dissolution of the Partnership, or the amendment of the Partnership Agreement in accordance with the terms thereof and to make consents and waivers contained in the Partnership Agreement.

LIMITED LIABILITY

     Assuming that a Limited Partner does not participate in the control of the business of the Partnership within the meaning of the Delaware Act and that such Limited Partner otherwise acts in conformity with the provisions of the Partnership Agreement, his liability under the Delaware Act will be limited, subject to certain possible exceptions, to the amount of capital that such Limited Partner is obligated to contribute to the Partnership in respect of his Common Units plus such Limited Partner's share of any undistributed profits and assets of the Partnership. If it were determined, however, that the right or exercise of the right by the Limited Partners as a group, to remove or replace the General Partners, to approve certain amendments to the Partnership Agreement or to take other action pursuant to the Partnership Agreement constituted 'participation in the control' of the Partnership's business for the purposes of the Delaware Act, then the Limited Partners could be held personally liable for the Partnership's obligations under the laws of the State of Delaware to the same extent as the General Partners with respect to persons who transact business with the Partnership reasonably believing, based on the Limited Partner's conduct, that the Limited Partner is a general partner.

     Under the Delaware Act, a limited partnership may not make a distribution to a partner to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the

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
partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the Partnership, exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that nonrecourse liability. The Delaware Act provides that a limited partner who receives such a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years from the date of the distribution. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which could not be ascertained from the partnership agreement.

     The Partnership expects that the Operating Partnership will initially conduct business in at least 24 states. Maintenance of limited liability may require compliance with legal requirements in such jurisdictions in which the Operating Partnership conducts business, including qualifying the Operating Partnership to do business there. Limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If it were determined that the Partnership was, by virtue of its limited partner interest in the Operating Partnership or otherwise, conducting business in any state without compliance with the applicable limited partnership statute, or that the right or exercise of the right by the Limited Partners as a group, to remove or replace the General Partners, to approve certain amendments to the Partnership Agreement, or to take other action pursuant to the Partnership Agreement constituted 'participation in the control' of the Partnership's business for the purposes of the statutes of any relevant jurisdiction, then the Limited Partners could be held personally liable for the Partnership's obligations under the law of such jurisdiction to the same extent as the General Partners under certain circumstances. The Partnership will operate in such manner as the Managing General Partner deems reasonable and necessary or appropriate to preserve the limited liability of the Limited Partners.

ISSUANCE OF ADDITIONAL SECURITIES

     The Partnership Agreement authorizes the Managing General Partner to cause the Partnership to issue an unlimited number of additional limited and/or general partner interests and other equity securities of the Partnership for such consideration and on such terms and conditions as are established by the Managing General Partner in its sole discretion without the approval of any Limited Partners; provided that, during the Subordination Period, except as provided in clauses (i) and (ii) of the following sentence, the Partnership may not issue equity securities of the Partnership ranking prior or senior to the Common Units or an aggregate of more than 3,095,238 additional Common Units or an equivalent number of securities ('parity securities') ranking on a parity with the Common Units (excluding Common Units issued upon exercise of the Underwriters' over-allotment option, pursuant to employee benefit plans, upon conversion of the Special General Partner's combined unsubordinated general partner interest, upon conversion of Subordinated Units and subject to adjustment in the event of a combination or subdivision of Common Units) without the approval of the holders of at least a Unit Majority. During the Subordination Period the Partnership may also issue (i) an unlimited number of additional Common Units or parity securities without the approval of the Unitholders if such issuance occurs (A) in connection with an Acquisition or a Capital Improvement or (B) within 365 days of, and the net proceeds from such issuance are used to repay debt incurred in connection with, an Acquisition or a Capital Improvement, in each case where such Acquisition or Capital Improvement involves assets that would have, if acquired by the Partnership as of the date that is one year prior to the first day of the quarter in which such transaction is to be effected, resulted in an increase in (1) the amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis for all outstanding Units with respect to each of the four most recently completed quarters (on a pro forma basis) over (2) the actual amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis for all outstanding Units with respect to each of such four quarters (or, if the issuance of Units with respect to an Acquisition or Capital Improvement occurs within the first four full quarters from the  Closing Date,  then  based on  the  Partnership's pro  forma  Adjusted
Operating Surplus for any full quarter for which there was no actual performance); and (ii) an unlimited number of Units or parity securities prior to the end of the Subordination Period and without the approval of the Unitholders if the use of proceeds from such issuance is exclusively to repay up to $50 million in indebtedness of a member of the Partnership Group (as defined in the Glossary), in each case only where the aggregate amount of distributions that would have been paid with respect to such newly issued Units and the related additional distributions that would have been made to the General Partners in respect of the four-quarter period ending prior to the first day of the quarter in which the issuance is to be consummated (assuming such additional Units had been outstanding throughout such period and that distributions equal to the distributions that were actually paid on the outstanding Units during the period were paid on such additional Units) did not exceed the interest costs actually incurred during such period on the indebtedness that is to be repaid (or, if such indebtedness was not outstanding throughout the entire period, would have been incurred had such indebtedness been outstanding for the entire period). Following the closing of the Offering, the Partnership may file a registration statement on Form S-1 with respect to Common Units to be issued from time to time in connection with Acquisitions or Capital Improvements. In addition, following the closing of the Offering, the Partnership may file a Registration Statement on Form S-8 with respect to Units that may be issued pursuant to the Unit Option Plan. In accordance with Delaware law and the provisions of the Partnership Agreement, the Partnership may also issue additional partnership interests that, in the discretion of the Managing General Partner, may have special voting rights to which the Common Units are not entitled.

     The General Partners will have the right, which they may from time to time assign in whole or in part to any of their Affiliates, to purchase Common Units, Subordinated Units or other equity securities of the Partnership from the Partnership whenever, and on the same terms that, the Partnership issues such securities or rights to Persons other than the General Partners and their Affiliates, to the extent necessary to maintain the percentage interest of the General Partners and their Affiliates in the Partnership that existed immediately prior to each such issuance. Moreover, upon the issuance of additional Partnership Securities (other than pursuant to the Underwriters' over-allotment option, which will not require the General Partners to make an additional capital contribution) the General Partners will be required to make contributions to the Partnership which, when added to the additional amount contributed in exchange for such Partnership Securities, will equal 4% of such additional capital contributions. The holders of Common Units or Subordinated Units (other than the General Partners and their Affiliates) will not have preemptive rights to acquire additional Common Units, Subordinated Units or other partnership interests that may be issued by the Partnership. Furthermore, the General Partners and any of their Affiliates may acquire Units or other Partnership Securities in addition to those acquired in the Offering and, except as otherwise provided in the Partnership Agreement, shall be entitled to exercise all rights of a holder or assignee of such Units or Partnership
Securities, as the case may be. Additional issuances of Units, including Subordinated Units or other equity securities of the Partnership ranking junior to the Common Units, may reduce the likelihood of, and the amount of, any distributions above the Minimum Quarterly Distribution.

AMENDMENT OF PARTNERSHIP AGREEMENT

     Amendments to the Partnership Agreement may be proposed only by or with the consent of the Managing General Partner. In order to adopt a proposed amendment, the Partnership is required to seek written approval of the holders of the number of Units required to approve such amendment or call a meeting of the Unitholders to consider and vote upon the proposed amendment, except as described below. Proposed amendments (unless otherwise specified) must be approved by holders of a majority of the outstanding Units (including Units held by the General Partners and their Affiliates), except that no amendment may be made which would (i) enlarge the obligations of any Limited Partner, without its consent, (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by the Partnership to, the General Partners or any of their Affiliates without the Managing General Partner's consent, which may be given or withheld in its sole discretion, (iii) change the term of the Partnership, (iv) provide that the Partnership is not dissolved upon the expiration of its term or
(v) give any Person

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the  right to dissolve the Partnership other than the Managing General Partner's right to  dissolve  the Partnership  with  the approval  of  holders of  a  Unit
Majority.

     The Managing General Partner may generally make amendments to the Partnership Agreement without the approval of any Limited Partner or assignee to reflect (i) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent or the registered office of the Partnership, (ii) admission, substitution, withdrawal or removal of partners in accordance with the Partnership Agreement, (iii) a change that, in the sole discretion of the Managing General Partner, is necessary or advisable to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability or to ensure that neither the Partnership nor the Operating Partnership will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes (except approval of holders of a Unit Majority will be required if such amendment would result in a delisting or a suspension of trading of any class of Units on the principal national securities exchange or over the counter market where such class of Units is then traded), (iv) an amendment that is necessary, in the opinion of counsel to the Partnership, to prevent the Partnership, or the General Partners or their directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, or 'plan asset' regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, whether or not substantially similar to plan asset regulations currently applied or proposed, (v) subject to the limitations on the issuance of additional Common Units or other limited or general partner interests described above, an amendment that in the sole discretion of the Managing General Partner is necessary or advisable in connection with the authorization of additional limited or general partner interests, (vi) any amendment expressly permitted in the Partnership Agreement to be made by the Managing General Partner acting alone, (vii) an amendment effected, necessitated or contemplated by a merger agreement that has been approved pursuant to the terms of the Partnership Agreement, (viii) any amendment that, in the sole discretion of the Managing General Partner, is necessary or advisable in connection with the formation by the Partnership of, or its investment in, any corporation, partnership or other entity (other than the Operating Partnership) as otherwise permitted by the Partnership Agreement, (ix) a change in the fiscal year and/or taxable year of the Partnership and changes related thereto, (x) a conversion of Units held by the Managing General Partner or its Affiliates at the election of the Managing General Partner or its Affiliates from general partner interests into limited partner interests, and (xi) any other amendments substantially similar to any of the foregoing.

     In addition to the Managing General Partner's right to amend the Partnership Agreement as described above, the Managing General Partner may make amendments to the Partnership Agreement without the approval of any Unitholder or assignee if such amendments (i) do not adversely affect the Limited Partners in any material respect, (ii) are necessary or advisable (in the sole discretion of the Managing General Partner) to satisfy any requirements, conditions or guidelines contained in any opinion, directive, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute, (iii) are necessary or advisable (in the sole discretion of the Managing General Partner) to facilitate the trading of the Common Units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the Common Units are or will be listed for trading, compliance with any of which the Managing General Partner deems to be in the best interests of the Partnership and the Unitholders, (iv) are necessary or advisable in connection with any action taken by the Managing General Partner relating to splits or combinations of Units pursuant to the provisions of the Partnership Agreement or (v) are required to effect the intent expressed in this Prospectus or contemplated by the Partnership Agreement. The Managing General Partner will not be required to obtain an Opinion of Counsel (as defined in the Glossary) in the event of the amendments described in the two immediately preceding paragraphs. No other amendments to the Partnership Agreement will become effective without the approval of holders of at least 90% of the Units (including Units held by the General Partners and their Affiliates) unless the Partnership has obtained an Opinion of Counsel to the effect that such amendment will not affect the limited liability under applicable law of any limited partner in the Partnership or the limited partner of the Operating Partnership. Any amendment that materially and adversely affects the rights or preferences of any type or class of

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outstanding  Units  in  relation to  other  classes  of Units  will  require the approval of at least a majority of the type or class of Units so affected.

MERGER, SALE OR OTHER DISPOSITION OF ASSETS

     The Managing General Partner is prohibited, without the prior approval of holders of a Unit Majority, from causing the Partnership to, among other things, sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination) or approving on behalf of the Partnership the sale, exchange or other disposition of all or substantially all of the assets of the Operating Partnership; provided that the Partnership may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the Partnership's assets without such approval. The Partnership may also sell all or substantially all of its assets pursuant to a foreclosure or other realization upon the foregoing encumbrances without such approval. The Unitholders are not entitled to dissenters' rights of appraisal under the Partnership Agreement or applicable Delaware law in the event of a merger or consolidation of the Partnership, a sale of substantially all of the Partnership's assets or any other transaction or event.

TERMINATION AND DISSOLUTION

     The Partnership will continue until December 31, 2086, unless sooner terminated pursuant to the Partnership Agreement. The Partnership will be dissolved upon (i) the election of the Managing General Partner to dissolve the Partnership, if approved by the holders of a Unit Majority, (ii) the sale, exchange or other disposition of all or substantially all of the assets and properties of the Partnership and the Operating Partnership, (iii) the entry of a decree of judicial dissolution of the Partnership or (iv) the withdrawal or removal of the Managing General Partner or the occurrence of any other event that results in its ceasing to be the Managing General Partner (other than (x) by reason of a transfer of its unsubordinated general partner interest in accordance with the Partnership Agreement, (y) withdrawal or removal following approval and admission of a successor or (z) certain bankruptcy-related events of the Managing General Partner but only if at such time Triarc is the Managing General Partner and the Special General Partner is not bankrupt at such time). Upon a dissolution pursuant to (x) or (y) of clause (iv) above, the holders of a Unit Majority may also elect, within certain time limitations, to reconstitute the Partnership and continue its business on the same terms and conditions set forth in the Partnership Agreement by forming a new limited partnership on terms identical to those set forth in the Partnership Agreement and having as general partner an entity approved by the holders of at least a Unit Majority subject to receipt by the Partnership of an Opinion of Counsel. Upon a dissolution pursuant to (z) of clause (iv) above, the Special General Partner shall automatically become the Managing General Partner and the Partnership shall continue without any Unitholder action.

LIQUIDATION AND DISTRIBUTION OF PROCEEDS

     Upon dissolution of the Partnership, unless the Partnership is reconstituted and continued as a new limited partnership, the Person authorized to wind up the affairs of the Partnership (the 'Liquidator') will, acting with all of the powers of the Managing General Partner that such Liquidator deems necessary or desirable in its good faith judgment in connection therewith, liquidate the Partnership's assets and apply the proceeds of the liquidation as provided in 'Cash Distribution Policy -- Distributions of Cash Upon Liquidation.' Under certain circumstances and subject to certain limitations, the Liquidator may defer liquidation or distribution of the Partnership's assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

WITHDRAWAL OR REMOVAL OF THE GENERAL PARTNERS

     The Managing General Partner has agreed not to withdraw voluntarily as the managing general partner of the Partnership and the Operating Partnership prior to June 30, 2006 (with limited exceptions described below), without obtaining the approval of the holders of a Unit Majority and furnishing an Opinion of Counsel. On or after June 30, 2006, the Managing General Partner may withdraw as the

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
Managing General Partner (without first obtaining approval from any Unitholder) by giving 90 days' written notice, and such withdrawal will not constitute a violation of the Partnership Agreement. Notwithstanding the foregoing, the Managing General Partner may withdraw without Unitholder approval upon 90 days' notice to the Limited Partners if more than 50% of the outstanding Common Units are held or controlled by one Person and its Affiliates (other than the General Partners and their Affiliates). In addition, the Partnership Agreement permits the Managing General Partner (in certain limited instances) to sell or otherwise transfer all of its General Partner Interest, without the approval of the Unitholders. See ' -- Transfer of General Partners' Interests and Right to Receive Incentive Distributions and Conversion of Units Held by Managing General Partner into Limited Partner Interests.'

     Upon the withdrawal of the Managing General Partner under any circumstances (other than as a result of (x) a transfer by the Managing General Partner of all or a part of its General Partner Interest or (y) certain bankruptcy-related events of the Managing General Partner but only if the Managing General Partner is Triarc and the Special General Partner is not bankrupt at such time), the holders of a Unit Majority may select a successor to such withdrawing Managing General Partner. If such a successor is not elected, or is elected but an Opinion of Counsel cannot be obtained, the Partnership will be dissolved, wound up and liquidated, unless within 180 days after such withdrawal the holders of a Unit Majority agree in writing to continue the business of the Partnership and to the appointment of a successor Managing General Partner. See ' -- Termination and Dissolution.'

     The Managing General Partner may not be removed unless such removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding Units (including Units held by the General Partners and their Affiliates) and the Partnership receives an Opinion of Counsel. Any such removal is also subject to the approval of a successor general partner by the vote of the holders of not less than a Unit Majority. Units held by the General Partners and their Affiliates shall be deemed to be outstanding for purposes of any such vote. The Partnership Agreement also provides that if the Managing General Partner is removed as general partner of the Partnership other than for Cause and Units held by the General Partners and their Affiliates are not voted in favor of such removal (i) the Special General Partner shall withdraw as general partner of the Partnership and the Operating Partnership, (ii) the Subordination Period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (iii) any existing Common Unit Arrearages will be extinguished and (iv) the General Partners will have the right to convert their General Partner Interests and the right to receive Incentive Distributions into Common Units or to receive in exchange for such interests a cash payment equal to the fair market value (as determined below) of such interests.

     Withdrawal or removal of the Managing General Partner as a general partner of the Partnership also constitutes withdrawal or removal, as the case may be, of the Managing General Partner as a general partner of the Operating Partnership. The withdrawal or removal of the Managing General Partner, as a general partner of the Partnership, will also constitute a withdrawal or removal, as the case may be, of the Special General Partner as a general partner of the Partnership and the Operating Partnership unless such withdrawal of the Managing General Partner is caused by certain bankruptcy related events of the Managing General Partner but only if the Managing General Partner is Triarc and the Special General Partner is not bankrupt at such time (in which case the Special General Partner will automatically become the managing general partner and the Partnership will continue without any action by Unitholders).

     In the event of withdrawal of the General Partners where such withdrawal violates the Partnership Agreement, a successor general partner will have the option to purchase the unsubordinated general partner interests of the departing General Partners (the 'Departing Partners') in the Partnership and the Operating Partnership and the right to receive Incentive Distributions for a cash payment equal to the fair market value of such interests. Under all other circumstances where the General Partners withdraw or are removed by the Unitholders, the Departing Partners will have the option to require the successor general partner to purchase such unsubordinated general partner interests of the Departing Partners and the right to receive Incentive Distributions for such amount. In each case, such fair market value will be determined by agreement between the Departing Partners and the successor general partner, or if no agreement is reached, by an independent investment banking firm or other independent

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
experts selected by the Departing Partners and the successor general partner (or if no expert can be agreed upon, by an expert chosen by agreement of the experts selected by each of them). In addition, the Partnership will be required to reimburse the Departing Partners for all amounts due the Departing Partners, including, without limitation, all employee-related liabilities, including severance liabilities, incurred in connection with the termination of any employees employed by the Departing Partners for the benefit of the Partnership.

     If neither of the above-described options are exercised by either the Departing Partners or the successor general partner, as applicable, the Departing General Partners will have the right to convert their unsubordinated general partner interests and their right to receive Incentive Distributions into Common Units equal to the fair market value of such interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph or to receive cash from the Partnership in exchange for such interests.

TRANSFER OF GENERAL PARTNERS' INTERESTS AND RIGHT TO RECEIVE INCENTIVE DISTRIBUTIONS
AND CONVERSION OF UNITS HELD BY THE MANAGING GENERAL PARTNER INTO LIMITED PARTNER INTERESTS

     Except for (x) a transfer by either of the General Partners of all, but not less than all, of their General Partner Interests in the Partnership and the Operating Partnership to (a) an Affiliate (including Triarc) or (b) another Person in connection with the merger or consolidation of either of the Managing General Partner with or into another Person, (y) the transfer by either of the General Partners of all or substantially all of its assets to another Person, or
(z) the transfer by operation of law upon the merger or liquidation of the Managing General Partner with and into Triarc but only if, (i) the Partnership has received an Opinion of Counsel, (ii) the Special General Partner has not converted or transferred any portion of its 1.0% general partner interest in the Partnership or 1.0101% general partner interest in the Operating Partnership and
(iii) the Special General Partner has a net worth equal to at least $15 million independent of its interest in the Partnership Group, neither of the General Partners may transfer all or any part of its General Partner Interest in the Partnership to another Person prior to June 30, 2006, without the approval of the holders of a Unit Majority; provided that, in each case, such transferee assumes the rights and duties of the Managing General Partner to whose interest such transferee has succeeded, agrees to be bound by the provisions of the Partnership Agreement, furnishes an Opinion of Counsel and agrees to acquire all (or the appropriate portion thereof, as applicable) of the transferring Managing General Partner's interests in the Operating Partnership and agrees to be bound by the provisions of the Operating Partnership Agreement. The Partnership
Agreement permits the Managing General Partner to transfer its Subordinated Units and Common Units to one or more Persons. The Partnership Note, however, contains certain agreements by Triarc that could restrict the Managing General Partner's ability to transfer or sell Subordinated Units. See 'Cash Distribution Policy -- Partnership Loan.' The Managing General Partner and its Affiliates may each at their election convert any portion of the Units from general partner interests into limited partner interests. In addition, the Subordinated Units held by the Managing General Partner will convert into limited partner interests upon (i) the conversion into Common Units or (ii) immediately prior to the transfer of the Subordinated Units to transferees who are unaffiliated with the Managing General Partner. Furthermore, the Special General Partner can convert its General Partner Interest into Units. See ' -- Special General Partner.' Furthermore, the Managing General Partner shall have the right at any time to transfer its right to receive Incentive Distributions to one or more Persons (as an assignment of such rights or as a special limited partner interest in the Partnership) subject only to any reasonable restrictions on transfer and requirements for registering the transfer of such right as may be adopted by the Managing General Partner without Unitholder approval. At any time, the Affiliates of the General Partners (including Triarc) may sell or transfer all or part of their respective direct or indirect interest in the General Partners to an Affiliate or an unaffiliated third party without the approval of the Unitholders.

LIMITED CALL RIGHT

     If at any time less than 20% of the then-issued and outstanding partnership interests of any class are held by Persons other than the General Partners and their Affiliates, the Managing General Partner

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
will have the right, which it may assign in whole or in part to any of its Affiliates or to the Partnership, to acquire all, but not less than all, of the remaining partnership interests of such class held by such unaffiliated Persons as of a record date to be selected by the Managing General Partner, on at least 10 but not more than 60 days' notice. The purchase price in the event of such a purchase shall be the greater of (i) the highest price paid by the General Partners or any of their Affiliates for partnership interests purchased within the 90 days preceding the date on which the Managing General Partner first mails notice of its election to purchase such partnership interests, and (ii) the Current Market Price (as defined in the Glossary) of such partnership interests as of the date three days prior to the date such notice is mailed. As a consequence of the Managing General Partner's right to purchase outstanding partnership interests, a holder of partnership interests may have such partnership interests purchased even though he may not desire to sell them, or the price paid may be less than the amount the holder would desire to receive upon the sale of his partnership interests. The tax consequences to a Unitholder of the exercise of this call right are the same as a sale by such Unitholder of his Common Units in the market. See 'Tax Considerations -- Disposition of Common Units.'

MEETINGS; VOTING

     Except as described below with respect to a Person or group owning 20% or more of all Units, Unitholders or assignees who are record holders of Units on the record date set pursuant to the Partnership Agreement will be entitled to notice of, and to vote at, meetings of Unitholders and to act with respect to matters as to which approvals may be solicited. With respect to voting rights attributable to Common Units that are owned by an assignee who is a record holder but who has not yet been admitted as a Limited Partner, the Managing General Partner shall be deemed to be the Limited Partner with respect thereto and shall, in exercising the voting rights in respect of such Common Units on any matter, vote such Common Units at the written direction of such record holder. Absent such direction, such Common Units will not be voted (except that, in the case of Common Units held by the Managing General Partner on behalf of Non-citizen Assignees (as defined below), the Managing General Partner shall distribute the votes in respect of such Common Units in the same ratios as the votes of Limited Partners in respect of other Common Units are cast).

     The Managing General Partner does not anticipate that any meeting of Unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the Unitholders may be taken either at a meeting of the Unitholders or without a meeting if consents in writing setting forth the action so taken are signed by holders of such number of Units as would be necessary to authorize or take such action at a meeting of all of the Unitholders. Meetings of the Unitholders may be called by the Managing General Partner or by Unitholders owning in the aggregate at least 20% of the outstanding Common Units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding Units of the class for which a meeting has been called represented in person or by proxy will constitute a quorum at a meeting of Unitholders of such class or classes, unless any such action by the Unitholders requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage.

     Each record holder of a Unit has a vote according to his percentage interest in the Partnership, although additional limited and/or general partner interests having special voting rights could be issued by the Managing General Partner. See ' -- Issuance of Additional Securities.' However, if any Person or group (other than the General Partners and their Affiliates) acquires, in the aggregate, beneficial ownership of 20% or more of the total Units then outstanding, such Person or group loses voting rights with respect to all of its Units and such Units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of limited partners, calculating required votes, determining the presence of a quorum or for other similar Partnership purposes. The Partnership Agreement provides that Common Units held in nominee or street name account will be voted by the broker (or other nominee) pursuant to the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as otherwise provided in the Partnership Agreement, Subordinated Units will vote together with the Common Units as a single class.

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
     Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of Common Units (whether or not such record holder has been admitted as a partner) under the terms of the Partnership Agreement will be delivered to the record holder by the Partnership or by the Transfer Agent at the request of the Partnership.

STATUS AS LIMITED PARTNER OR ASSIGNEE

     Except as described above under ' -- Limited Liability,' the Common Units will be fully paid, and Unitholders will not be required to make additional contributions to the Partnership.

     An assignee of a Common Unit or Subordinated Unit subsequent to executing and delivering a Transfer Application, but pending its admission as a substituted Limited Partner in the Partnership, is entitled to an interest in the Partnership equivalent to that of a Limited Partner with respect to the right to share in allocations and distributions from the Partnership, including liquidating distributions. The Managing General Partner will vote and exercise other powers attributable to Common Units or Subordinated Units, as the case may be, owned by an assignee who has not become a substitute Limited Partner at the written direction of such assignee. See ' -- Meetings; Voting.' Transferees who do not execute and deliver a Transfer Application will be treated neither as assignees nor as record holders of Common Units, and will not receive cash distributions, federal income tax allocations or reports furnished to record holders of Common Units. See 'Description of the Common Units -- Transfer of Common Units.'

NON-CITIZEN ASSIGNEES; REDEMPTION

     If the Partnership is or becomes subject to federal, state or local laws or regulations that, in the reasonable determination of the Partnership, create a substantial risk of cancellation or forfeiture of any property in which the Partnership has an interest because of the nationality, citizenship, residency or other related status of any Partner or assignee, the Partnership may redeem the Common Units held by such Partner or assignee at their Current Market Price. In order to avoid any such cancellation or forfeiture, the Partnership may require each Partner or assignee to furnish information about his nationality, citizenship, residency or related status. If a Partner or assignee fails to furnish information about such nationality, citizenship, residency or other related status within 30 days after a request for such information, such Limited Partner or assignee may be treated as a non-citizen assignee ('Non-citizen Assignee'). In addition to other limitations on the rights of an assignee who is not a substituted Partner, a Non-citizen Assignee does not have the right to direct the voting of his Common Units and may not receive distributions in kind upon liquidation of the Partnership.

INDEMNIFICATION

     The Partnership Agreement provides that the Partnership will indemnify each General Partner, any Departing Partner, any Person who is or was an Affiliate of either of the General Partners or any Departing Partner, any Person who is or was an officer, director, partner or trustee of a General Partner or any Departing Partner or any affiliate of either of the General Partners or any Departing Partner, or any Person who is or was serving at the request of a General Partner or any Departing Partner or any Affiliate of either of the General Partners or any Departing Partner as an officer, director, employee, partner, agent or trustee of another Person ('Indemnitees'), to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as any of the foregoing; provided that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in or not opposed to the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Any indemnification under these provisions will be only out of the assets of the Partnership, and the General Partners shall not be personally liable for, or have any obligation to contribute or loan funds or assets to the Partnership to enable it to effectuate, such indemnification. The Partnership is authorized to purchase (or to reimburse the General Partners or their Affiliates for the cost of) insurance against liabilities asserted against and

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expenses  incurred  by  such  persons  in  connection  with  the   Partnership's
activities, regardless of whether the Partnership would have the power to indemnify such person against such liabilities under the provisions described above. National Propane Corporation (and, after the Triarc Merger, Triarc) has generally indemnified National Propane SGP, Inc. for all liabilities arising as a result of National Propane SGP, Inc.'s status as general partner of the Partnership and the Partnership Group.


BOOKS AND REPORTS

     The Partnership is required to keep appropriate books of the business of the Partnership at the principal offices of the Partnership. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For financial reporting and tax purposes, the fiscal year of the Partnership is the calendar year.

     As soon as practicable, but in no event later than 120 days after the close of each fiscal year, the Managing General Partner will furnish or make available to each record holder of Units (as of a record date selected by the Managing General Partner) an annual report containing audited financial statements of the Partnership for the past fiscal year, prepared in accordance with generally accepted accounting principles. As soon as practicable, but in no event later than 90 days after the close of each quarter (except the last quarter of each fiscal year), the Managing General Partner will furnish or make available to each record holder of Units (as of a record date selected by the Managing General Partner) a report containing unaudited financial statements of the Partnership with respect to such quarter and such other information as may be required by law.

     The Partnership will use all reasonable efforts to furnish each record holder of a Unit information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. Such information is expected to be furnished in summary form so that certain complex calculations normally required of partners can be avoided. The Partnership's ability to furnish such summary information to Unitholders will depend on the cooperation of such Unitholders in supplying certain information to the Partnership. Every Unitholder (without regard to whether he supplies such information to the Partnership) will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns.

RIGHT TO INSPECT PARTNERSHIP BOOKS AND RECORDS

     The Partnership Agreement provides that a Limited Partner can, for a purpose reasonably related to such Limited Partner's interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him
(i) a current list of the name and last known address of each partner, (ii) a copy of the Partnership's tax returns, (iii) information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner, (iv) copies of the Partnership Agreement, the certificate of limited partnership of the Partnership, amendments thereto and powers of attorney pursuant to which the same have been executed, (v) information regarding the status of the Partnership's business and financial condition and (vi) such other information regarding the affairs of the Partnership as is just and reasonable. The Partnership may, and intends to, keep confidential from the Limited Partners trade secrets or other information the disclosure of which the Partnership believes in good faith is not in the best interests of the Partnership or which the Partnership is required by law or by agreements with third parties to keep confidential.

REIMBURSEMENT FOR SERVICES

     The Partnership Agreement provides that the General Partners are not entitled to receive any compensation for their services as general partners of the Partnership; the General Partners are, however, entitled to be reimbursed on a monthly basis (or such other basis as the Managing General Partner may reasonably determine) for all direct and indirect expenses such General Partner incurs or payments it makes on behalf of or for the benefit of the Partnership (including payments made or expenses incurred under employee benefit plans), and all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the General Partners in connection

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
with the operation of the Partnership's business (including expenses allocated to the General Partners by their Affiliates). The Partnership Agreement provides that the Managing General Partner shall determine the expenses that are allocable to the Partnership in any reasonable manner determined by the Managing General Partner in its sole discretion. In addition, Affiliates of the General Partners (including Triarc) may perform administrative services for the General Partners on behalf of the Partnership. Such Affiliates will be reimbursed for all direct and indirect expenses incurred in connection therewith. Furthermore, the General Partners and their Affiliates may provide additional services to the Partnership, for which the Partnership will be charged reasonable fees as determined by the Managing General Partner.

CHANGE OF MANAGEMENT PROVISIONS

     The Partnership Agreement contains certain provisions that are intended to discourage a Person or group from attempting to remove the Managing General Partner as general partner of the Partnership or otherwise change management of the Partnership. If any Person or group (other than the General Partners and their Affiliates) acquires, in the aggregate, beneficial ownership of 20% or more of the Units of any class then outstanding, such Person or group loses voting rights with respect to all of its Units. In addition, if the Managing General Partner is removed as Managing General Partner other than for Cause, (i) the Subordination Period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (ii) any existing Common Units Arrearages will be extinguished and (iii) the General Partners will have the right to convert their General Partner Interests and the right to receive Incentive Distributions into Common Units or to receive in exchange for such interests a cash payment equal to the fair market value of such interests. See ' -- Withdrawal or Removal of the General Partners.'

REGISTRATION RIGHTS

     Pursuant to the terms of the Partnership Agreement and subject to certain limitations described therein, the Partnership has agreed to register for resale under the Securities Act and applicable state securities laws any Common Units or other securities of the Partnership (including Subordinated Units and Incentive Rights) proposed to be sold by the Managing General Partner or any of its Affiliates. The Partnership is obligated to pay all expenses incidental to such registration, excluding underwriting discounts and commissions. See 'Units Eligible for Future Sale.'

                         UNITS ELIGIBLE FOR FUTURE SALE

     After the sale of the Common Units offered in the Offering, the Managing General Partner will hold 4,533,638 Subordinated Units, all of which will convert into Common Units at the end of the Subordination Period and some of which may convert earlier. In addition, the Special General Partner may convert all or a portion of its General Partner Interest into a number of Subordinated Units (or Common Units after the end of the Subordination Period) having rights to distributions of Available Cash from Operating Surplus equal to the distribution rights with respect to Available Cash from Operating Surplus of the General Partner Interest so converted, provided that the Triarc Merger has not occurred. See 'Cash Distribution Policy -- Distributions from Operating Surplus during Subordination Period.' The sale of these Units could have an adverse impact on the price of the Common Units or on any trading market that may develop. For a discussion of the transactions whereby the General Partner acquired the Subordinated Units in connection with the organization of the Partnership, see 'The Transactions.'

     The Common Units sold in the Offering will generally be transferable without restriction or further registration under the Securities Act, except that any Common Units owned by 'an affiliate' of the Partnership (as that term is defined in the rules and regulations under the Securities Act) may not be resold publicly except in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom under Rule 144 thereunder ('Rule 144') or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer in an offering to be sold into the market in an amount that does not exceed, during any three-month period, the greater of (i) 1% of the total number of such

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
securities outstanding or (ii) the average weekly reported trading volume of the Common Units for the four calendar weeks prior to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Partnership. A person who is not deemed to have been an affiliate of the Partnership at any time during the three months preceding a sale, and who has beneficially owned his Common Units for at least three years, would be entitled to sell such Common Units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions or notice requirements of Rule 144.

     Prior to the end of the Subordination Period, the Partnership may not issue equity securities of the Partnership ranking prior or senior to the Common Units or an aggregate of more than 3,095,238 additional Common Units or an equivalent amount of securities ranking on a parity with the Common Units (excluding Common Units issued upon exercise of the Underwriters' over-allotment option, upon conversion of Subordinated Units or in connection with Acquisitions or Capital Improvements or the repayment of certain indebtedness or pursuant to employee benefit plans) in either case without the approval of the holders of at least a Unit Majority, except under certain circumstances. After the Subordination Period, the Partnership, without a vote of the Unitholders, may issue an unlimited number of additional Common Units or other equity securities of the Partnership on a parity with or senior to the Common Units. The Partnership Agreement does not impose any restriction on the Partnership's ability to issue equity securities ranking junior to the Common Units at any time. Any issuance of additional Common Units or certain other equity securities would result in a corresponding decrease in the proportionate ownership interest in the Partnership represented by, and could adversely affect the cash distributions to and market price of, Common Units then outstanding. See 'The Partnership Agreement -- Issuance of Additional Securities.'

     Pursuant to the Partnership Agreement, the Managing General Partner and its Affiliates will have the right, upon the terms and subject to the conditions therein, to cause the Partnership to register under the Securities Act and state securities laws the offer and sale of any Units or other Partnership Securities that it holds. Subject to the terms and conditions of the Partnership Agreement, such registration rights allow the Managing General Partner and its affiliates or their assigns, holding any Units to require registration of any such Units and to include any such Units in a registration by the partnership of other Units, including Units offered by the Partnership or by any Unitholder. Such registration rights will continue in effect for two years following any withdrawal or removal of the Managing General Partner as the general partner of the Partnership. In connection with any such registration, the Partnership will indemnify each Unitholder participating in such registration and its officers, directors and controlling Persons from and against any liabilities under the Securities Act or any state securities laws arising from the registration statement or prospectus. The Partnership will bear the reasonable costs of any such registration, excluding underwriting discounts and commissions. In addition, the Managing General Partner and its Affiliates may sell their Units in private transactions at any time, subject to compliance with applicable laws.

     The Partnership, the Operating Partnership, the Managing General Partner and Triarc have agreed not to (i) offer, sell, contract to sell or otherwise dispose of any Common Units or Subordinated Units (other than the issuance of Common Units in connection with Acquisitions or Capital Improvements) or (ii) grant any options or warrants to purchase Common Units or Subordinated Units (other than the grant of options to purchase Common Units pursuant to employee benefit plans that are not exercisable for at least 180 days), for a period of 180 days after the date of this Prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated ('Merrill Lynch'), provided that the Subordinated Units may be transferred without such consent to an Affiliate of the Managing General Partner who agrees to be bound by the transfer restrictions contained in this paragraph.

                               TAX CONSIDERATIONS

     This section is a summary of material tax considerations that may be relevant to prospective Unitholders and, to the extent set forth below under ' -- Legal Opinions and Advice,' represents the opinion of Andrews & Kurth L.L.P., special counsel to the General Partners and the Partnership ('Counsel'), insofar as it relates to matters of law and legal conclusions. A copy of such opinion has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. This section is

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
based upon current provisions of the Internal Revenue Code of 1986, as amended ('Code'), existing and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to Partnership are references to both the Partnership and the Operating Partnership.

     No attempt has been made in the following discussion to comment on all federal income tax matters affecting the Partnership or the Unitholders. Moreover, the discussion focuses on Unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other Unitholders subject to specialized tax treatment (such as tax-exempt institutions, individual retirement accounts, REITs or mutual funds). Accordingly, each prospective Unitholder should consult, and should depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences to him of the ownership or disposition of Common Units.

LEGAL OPINIONS AND ADVICE

     Counsel has expressed its opinion that, based on the representations and subject to the qualifications set forth in the detailed discussion that follows, for federal income tax purposes (i) the Partnership and the Operating Partnership will each be treated as a partnership and (ii) owners of Common Units (with certain exceptions, as described in 'Limited Partner Status' below) will be treated as partners of the Partnership (but not the Operating Partnership). In addition, all statements as to matters of law and legal conclusions contained in this section, unless otherwise noted, reflect the opinion of Counsel.

     Although no attempt has been made in the following discussion to comment on all federal income tax matters affecting the Partnership or prospective Unitholders, Counsel has advised the Partnership that, based on current law, the following is a general description of the principal federal income tax consequences that should arise from the ownership and disposition of Common Units and, insofar as it relates to matters of law and legal conclusions, addresses the material tax consequences to Unitholders who are individual citizens or residents of the United States.

     No ruling has been or will be requested from the Internal Revenue Service (the 'IRS') with respect to classification of the Partnership as a partnership for federal income tax purposes, whether the Partnership's propane operations generate 'qualifying income' under SS7704 of the Code or any other matter affecting the Partnership or prospective Unitholders. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Thus, no assurance is given that the opinions set forth herein would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the market for the Common Units and the prices at which Common Units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the Unitholders and the General Partners. Furthermore, no assurance is given that the treatment of the Partnership or an investment therein will not be significantly modified by future legislative or administrative changes or court decisions. Any such modification may or may not be retroactively applied.

     For the reasons hereinafter described, Counsel has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a Unitholder whose Common Units are loaned to a short seller to cover a short sale of Common Units (see ' -- Tax Treatment of Operations -- Treatment of Short Sales'), (ii) whether a Unitholder acquiring Common Units in separate transactions must maintain a single aggregate adjusted tax basis in his Common Units (see ' -- Disposition of Common Units -- Recognition of Gain or Loss'), (iii) whether the Partnership's monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (see
' -- Disposition of Common Units -- Allocations Between Transferors and Transferees'), and (iv) whether the Partnership's method for depreciating
Section 743 adjustments, utilized to maintain the uniformity of the economic and tax characteristics of the Common Units, is sustainable (see ' -- Uniformity of Units').

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
TAX RATES AND CHANGES IN FEDERAL INCOME TAX LAWS

     The top marginal income tax rate for individuals is 36% subject to a 10% surtax on individuals with taxable income in excess of $263,750 per year. The surtax is computed by applying a 39.6% rate to taxable income in excess of the threshold. The net capital gain of an individual is subject to a maximum 28% tax rate.

     The 1995 Proposed Legislation that was passed by Congress on November 17, 1995, as part of the Revenue Reconciliation Act of 1995, would alter the tax reporting system and the deficiency collection system applicable to large partnerships (generally defined as electing partnerships with more than 100 partners) and would make certain additional changes to the treatment of large partnerships, such as the Partnership. Certain of the proposed changes are discussed later in this section. The 1995 Proposed Legislation is generally intended to simplify the administration of the tax rules governing large partnerships such as the Partnership. In addition, the 1995 Proposed Legislation contained provisions which would have reduced the maximum tax rate applicable to the net capital gains of an individual to 19.8%.

     On March 19, 1996, President Clinton introduced tax legislation, known as the Revenue Reconciliation Act of 1996, that would impact the taxation of certain financial products, including partnership interests. One proposal would treat a taxpayer as having sold an 'appreciated' partnership interest (one in which gain would be recognized if such interest were sold) if the taxpayer or related persons enters into one or more positions with respect to the same or substantially identical property which, for some period, substantially eliminates both the risk of loss and opportunity for gain on the appreciated financial position (including selling 'short against the box' transactions). Certain of these proposed changes are also discussed later in this section under 'Disposition of Common Units.'

     President Clinton vetoed the 1995 Proposed Legislation on December 6, 1995. As of the date of this Prospectus, it is not possible to predict whether any of the changes set forth in the 1995 Proposed Legislation, the Revenue Reconciliation Act of 1996 or any other changes in the federal income tax laws that would impact the Partnership and the Unitholders will ultimately be enacted or, if enacted, what form they will take, what the effective dates will be, and what, if any, transition rules will be provided.

PARTNERSHIP STATUS

     A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account his allocable share of items of income, gain, loss and deduction of the Partnership in
computing  his  federal  income  tax  liability,  regardless  of  whether   cash
distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of any cash distributed is in excess of the partner's adjusted basis in his partnership interest.

     No ruling has been or will be sought from the IRS as to the status of the Partnership or the Operating Partnership as a partnership for federal income tax purposes. Instead the Partnership has relied on the opinion of Counsel that, based upon the Code, the regulations thereunder, published revenue rulings and court decisions, the Partnership and the Operating Partnership will each be classified as a partnership for federal income tax purposes.

     In rendering its opinion, Counsel has relied on the accuracy of the following factual representations made by the Partnership and the General
Partners:

          (a) With respect to the Partnership and the Operating Partnership, the General Partners, at all times while acting as general partners of the Partnership and the Operating Partnership, will have a combined net worth, computed on a fair market value basis, excluding interests in the Partnership and in the Operating Partnership and any amounts due from the Partnership or the Operating Partnership and deferred taxes, of not less than $15 million;

          (b) The Partnership will be operated in accordance with (i) all applicable partnership statutes, (ii) the Partnership Agreement, and (iii) this Prospectus;

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
          (c) The Operating Partnership will be operated in accordance with (i) all applicable partnership statutes, (ii) the limited partnership agreement for the Operating Partnership, and (iii) the description thereof in this Prospectus;

          (d) The General Partners will, at all times, act independently of the limited partners (other than any limited partner interest held by the General Partners); and

          (e) For each taxable year, more than 90% of the gross income of the Partnership will be derived from (i) marketing of propane, (ii) interest (from other than a financial business) and dividends, and (iii) other items of income which, in the opinion of Counsel, constitute 'qualifying income' within the meaning of Section 7704(d) of the Code.

     Counsel's opinion as to the partnership classification of the Partnership in the event of a change in the general partner is based upon the assumption that the new general partner will satisfy the foregoing representations.

     Section 7704 of the Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception (the
'Qualifying Income Exception') exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of 'qualifying income.' Counsel is of the opinion that qualifying income includes interest from the Partnership Loan to Triarc, interest on the Partnership's customer account balances and other interest (from other than a financial business), dividends (including dividends from the corporate subsidiary of the Operating Partnership) and income and gains from the transportation and marketing of crude oil, natural gas, and products thereof, including the retail and wholesale marketing of propane and the transportation of propane and natural gas liquids. The Managing General Partner, based on advice of Counsel, estimates, that at least 90% of the Partnership's gross income will constitute qualifying income. The Partnership estimates, based on advice of Counsel, that less than 6% of its gross income for its taxable year ending December 31, 1996 will not constitute qualifying income. The Partnership further estimates that less than 6% of its gross income for each subsequent taxable year will not constitute qualifying income.

     If the Partnership fails to meet the Qualifying Income Exception (other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery), the Partnership will be treated as if it had transferred all of its assets (subject to liabilities) to a newly formed corporation (on the first day of the year in which it fails to meet the Qualifying Income Exception) in return for stock in that corporation, and then distributed that stock to the partners in liquidation of their interests in the Partnership. This contribution and liquidation should be tax-free to Unitholders and the Partnership, so long as the Partnership, at that time, does not have liabilities in excess of the basis of its assets. Thereafter, the Partnership would be treated as a corporation for federal income tax purposes.

     If the Partnership or the Operating Partnership were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to the Unitholders, and its net income would be taxed to the Partnership or the Operating Partnership at corporate rates. In addition, any distribution made to a Unitholder would be treated as either taxable dividend income (to the extent of the Partnership's current or accumulated earnings and profits) or (in the absence of earnings and profits or to the extent any distribution exceeds current and accumulated earnings and profits) a nontaxable return of capital (to the extent of the Unitholder's tax basis in his Common Units) or taxable capital gain (after the Unitholder's tax basis in the Common Units is reduced to zero). Accordingly, treatment of either the Partnership or the Operating Partnership as an association taxable as a corporation would result in a material reduction in a Unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the Units.

     The discussion below is based on the assumption that the Partnership will be classified as a partnership for federal income tax purposes.

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
LIMITED PARTNER STATUS

     Unitholders who have become limited partners of the Partnership will be treated as partners of the Partnership for federal income tax purposes. Moreover, the IRS has ruled that assignees of partnership interests who have not been admitted to a partnership as partners, but who have the capacity to exercise substantial dominion and control over the assigned partnership interests, will be treated as partners for federal income tax purposes. On the basis of this ruling, except as otherwise described herein, Counsel is of the opinion that (a) assignees who have executed and delivered Transfer Applications, and are awaiting admission as limited partners, and (b) Unitholders whose Common Units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their Common Units will be treated as partners of the Partnership for federal income tax purposes. As this ruling does not extend, on its facts, to assignees of Common Units who are entitled to execute and deliver Transfer Applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver Transfer Applications, Counsel's opinion does not extend to these persons. Income, gain, deductions or losses would not appear to be reportable by a Unitholder who is not a partner for federal income tax purposes, and any cash distributions received by such a Unitholder would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as partners in the Partnership for federal income tax purposes. A purchaser or other transferee of Common Units who does not execute and deliver a Transfer Application may not receive certain federal income tax information or reports furnished to record holders of Common Units unless the Common Units are held in a nominee or street name account and the nominee or broker has executed and delivered a Transfer Application with respect to such Common Units.

     A beneficial owner of Common Units whose Common Units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such Common Units for federal income tax purposes. See ' -- Tax Treatment of Operations -- Treatment of Short Sales.'

TAX CONSEQUENCES OF UNIT OWNERSHIP

FLOW-THROUGH OF TAXABLE INCOME

     No federal income tax will be paid by the Partnership. Instead, each Unitholder will be required to report on his income tax return his allocable share of the income, gains, losses and deductions of the Partnership without regard to whether corresponding cash distributions are received by such Unitholder. Consequently, a Unitholder may be allocated income from the Partnership even if he has not received a cash distribution. Each Unitholder will be required to include in income his allocable share of Partnership income, gain, loss and deduction for the taxable year of the Partnership ending with or within the taxable year of the Unitholder.

TREATMENT OF PARTNERSHIP DISTRIBUTIONS

     Distributions by the Partnership to a Unitholder generally will not be taxable to the Unitholder for federal income tax purposes to the extent of his basis in his Common Units immediately before the distribution. Cash distributions in excess of a Unitholder's basis generally will be considered to be gain from the sale or exchange of the Common Units, taxable in accordance with the rules described under ' -- Disposition of Common Units' below. Any reduction in a Unitholder's share of the Partnership's liabilities for which no partner, including the General Partners, bears the economic risk of loss ('nonrecourse liabilities') will be treated as a distribution of cash to that Unitholder. To the extent that Partnership distributions cause a Unitholder's 'at risk' amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. See ' -- Limitations on Deductibility of Partnership Losses.'

     A decrease in a Unitholder's Percentage Interest in the Partnership because of the issuance by the Partnership of additional Common Units will decrease such Unitholder's share of nonrecourse liabilities of the Partnership, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a Unitholder, regardless of his basis in his Common Units, if such distribution reduces the Unitholder's share of the Partnership's

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
'unrealized receivables' (including depreciation recapture) and/or substantially appreciated 'inventory items' (both as defined in Section 751 of the Code) (collectively, 'Section 751 Assets'). To that extent, the Unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged such assets with the Partnership in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the Unitholder's realization of ordinary income under Section 751(b) of the Code. Such income will equal the excess of
(1) the non-pro rata portion of such distribution over (2) the Unitholder's basis for the share of such Section 751 Assets deemed relinquished in the exchange.

RATIO OF TAXABLE INCOME TO DISTRIBUTIONS

     The Partnership estimates that a purchaser of Common Units in the Offering who owns them from the date of the closing of the Offering through December 31, 2000, will be allocated, on a cumulative basis, an amount of federal taxable income for such period that will be less than 30% of the cash distributed with respect to that period. The Partnership further estimates that for taxable years after the taxable year ending December 31, 2000, the taxable income allocable to the Unitholders will represent a significantly higher percentage (and may in certain circumstances exceed the amount) of cash distributed to them. These estimates are based upon the assumption that gross income from operations will approximate an amount required to make the Minimum Quarterly Distribution with respect to all Units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond the control of the Partnership. Further, the estimates are based on current tax law and certain tax reporting positions that the Partnership intends to adopt and with which the IRS could disagree. Accordingly, no assurance is given that the estimates will prove to be correct. The actual percentage could be higher or lower and any such differences could be material.

BASIS OF COMMON UNITS

     A Unitholder's initial tax basis for his Common Units will be the amount he paid for the Common Units plus his share of the Partnership's nonrecourse liabilities. That basis will be increased by his share of Partnership income and by any increases in his share of Partnership nonrecourse liabilities. That basis will be decreased (but not below zero) by distributions from the Partnership, by the Unitholder's share of Partnership losses, by any decrease in his share of Partnership nonrecourse liabilities and by his share of expenditures of the Partnership that are not deductible in computing its taxable income and are not required to be capitalized. A limited partner will have no share of Partnership debt which is recourse to a partner, but will have a share, generally based on his share of profits, of Partnership debt which is not recourse to any partner. The Partnership does not anticipate having nonrecourse liabilities, however. See ' -- Disposition of Common Units -- Recognition of Gain or Loss.'

LIMITATIONS ON DEDUCTIBILITY OF PARTNERSHIP LOSSES

     The deduction by a Unitholder of his share of Partnership losses will be limited to the tax basis in his Units and, in the case of an individual Unitholder or a corporate Unitholder (if more than 50% in the value of its stock is owned directly or indirectly by five or fewer individuals or certain tax-exempt organizations), to the amount which the Unitholder is considered to be 'at risk' with respect to the Partnership's activities, if that is less than the Unitholder's basis. A Unitholder must recapture losses deducted in previous years to the extent that Partnership distributions cause the Unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a Unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the Unitholder's basis or at risk amount (whichever is the limiting factor) is subsequently increased. Upon the taxable disposition of a Unit, any gain recognized by a Unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss (above such gain) previously suspended by the at risk or basis limitations is no longer utilizable.

     In general, a Unitholder will be at risk to the extent of the tax basis of his Units, excluding any portion of that basis attributable to his share of Partnership nonrecourse liabilities, reduced by any amount of money the Unitholder borrows to acquire or hold his Units if the lender of such borrowed funds owns an interest in the Partnership, is related to such a person or can look only to Units for repayment. A Unitholder's at risk amount will increase or decrease as the basis of the Unitholder's Units increases or decreases (other than basic increases or decreases attributable to increases or decreases in his share of Partnership nonrecourse liabilities).

     The passive loss limitations generally provide that individuals, estates, trusts and certain closely-held corporations and personal service corporations can deduct losses from passive activities (generally, activities in which the taxpayer does not materially participate) only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses generated by the Partnership will only be available to offset future income generated by the Partnership and will not be available to offset income from other passive activities or investments (including other publicly-traded partnerships) or salary or active business income. Passive losses which are not deductible because they exceed a Unitholder's income generated by the Partnership may be deducted in full when he disposes of his entire investment in the Partnership in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

     A Unitholder's share of net income from the Partnership may be offset by any suspended passive losses from the Partnership, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships. The IRS has announced that Treasury Regulations will be issued which characterize net passive income from a publicly-traded Partnership as investment income for purposes of the limitations on the deductibility of investment interest.

LIMITATIONS ON INTEREST DEDUCTIONS

     The deductibility of a non-corporate taxpayer's 'investment interest expense' is generally limited to the amount of such taxpayer's 'net investment income.' As noted, a Unitholder's net passive income from the Partnership will be treated as investment income for this purpose. In addition, the Unitholder's share of the Partnership's portfolio income will be treated as investment income. Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment, (ii) the Partnership's interest expense attributed to portfolio income, and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a Unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or own a Unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses (other than interest) directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

ALLOCATION OF PARTNERSHIP INCOME, GAIN, LOSS AND DEDUCTION

     In general, if the Partnership has a net profit, items of income, gain, loss and deduction will be allocated among the General Partners and the Unitholders in accordance with their respective percentage interests in the Partnership. With respect to any taxable year, a class of Unitholders (such as Common Units) that receives more cash than another class (such as Subordinated Units), on a per Unit basis, will be allocated additional income equal to that excess. If the Partnership has a net loss, items of income, gain, loss and deduction will generally be allocated, first, to the General Partners and the Unitholders in accordance with their respective Percentage Interests to the extent of their positive capital accounts (as maintained under the Partnership Agreement), and, second, to the General Partners.

     Certain items of Partnership income, deduction, gain and loss will be allocated to account for the difference between the tax basis and fair market value of certain property held by the Partnership ('Contributed Property'). The effect of these allocations to a Unitholder will be essentially the same as if the tax basis of the Contributed Property were equal to its fair market value at the time of contribution. In addition, certain items of recapture income will be allocated to the extent possible to the partner allocated the deduction giving rise to the treatment of such gain as recapture income in order to minimize the recognition of ordinary income by some Unitholders, but these allocations may not be respected. If these allocations of recapture income are not respected, the amount of the income or gain allocated to a Unitholder will not change but instead a change in the character of the income allocated to a Unitholder would result. Finally, although the Partnership does not expect that its operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of Partnership income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

     Regulations provide that an allocation of items of partnership income, gain, loss or deduction, other than an allocation to eliminate the difference between a partner's 'book' capital account (credited with the fair market value of Contributed Property) and 'tax' capital account (credited with the tax basis of Contributed Property) (the 'Book-Tax Disparity'), will generally be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's distributive share of an item will be determined on the basis of the partner's interest in the partnership, which will be determined by taking into account all the facts and circumstances, including the partner's relative contributions to the partnership, the interests of the partners in economic profits and losses, the interest of the partners in cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation. Counsel is of the opinion that, with the exception of the allocation of recapture income discussed above, allocations under the Partnership Agreement will be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction. There are, however, uncertainties in the Treasury Regulations relating to allocations of Partnership income, and investors should be aware that the allocations of recapture income in the Partnership Agreement may be successfully challenged by the IRS.

TAX TREATMENT OF OPERATIONS

ACCOUNTING METHOD AND TAXABLE YEAR

     The Partnership will use the fiscal year ending December 31 as its taxable year and will adopt the accrual method of accounting for federal income tax purposes. Each Unitholder will be required to include in income his allocable share of Partnership income, gain, loss and deduction for the fiscal year of the Partnership ending within or with the taxable year of the Unitholder. In addition, a Unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his Units following the close of the Partnership's taxable year but before the close of his taxable year must include his allocable share of Partnership income, gain, loss and deduction in income for his taxable year with the result that he will be required to report in income for his taxable year his distributive share of more than one year of Partnership income, gain, loss and deduction. See ' -- Disposition of Common Units -- Allocations Between Transferors and Transferees.'

INITIAL TAX BASIS, DEPRECIATION AND AMORTIZATION

     The tax basis of the assets of the Partnership will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of such assets. The Partnership assets will initially have an aggregate tax basis equal to the tax basis of the assets in the hands of the Managing General Partner immediately prior to the formation of the Partnership plus the amount of gain recognized by the Managing General Partner as a result of the formation of the Partnership. The federal income tax burden associated with the difference between the fair market value of property contributed by the Managing General Partners and the tax basis established for such property will be borne by the General Partners. See ' -- Allocation of Partnership Income, Gain, Loss and Deduction.'

     The Partnership may elect to use allowable depreciation and cost recovery methods that will result in the largest depreciation deductions in the early years of the Partnership. The Partnership will not be entitled to any amortization deductions with respect to goodwill conveyed to the Partnership on formation, other than with respect to goodwill that was amortizable by the General Partners. Property subsequently acquired or constructed by the Partnership may be depreciated using accelerated methods permitted by the Code.

     If the Partnership disposes of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain (determined by reference to the amount of depreciation previously deducted and the nature of the property) may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property owned by the Partnership may be required to recapture such deductions as ordinary income upon a sale of his interest in the Partnership. See ' -- Allocation of Partnership Income, Gain, Loss and Deduction' and ' -- Disposition of Common Units -- Recognition of Gain or Loss.'

     Costs incurred in organizing the Partnership may be amortized over any period selected by the Partnership not shorter than 60 months. The costs incurred in promoting the issuance of Units must be capitalized and cannot be deducted currently, ratably or upon termination of the Partnership. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized. For example, under recently proposed regulations, the Underwriter's spread would be treated as a syndication cost.

SECTION 754 ELECTION

     The Partnership will make the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS. The election will generally permit the Partnership to adjust a Common Unit purchaser's basis in the Partnership's assets ('inside basis') pursuant to Section 743(b) of the Code to reflect his purchase price. The Section 743(b) adjustment belongs to the purchaser and not to other partners. (For purposes of this discussion, a partner's inside basis in the Partnership's assets will be considered to have two components: (1) his share of the Partnership's basis in such assets ('Common Basis') and (2) his Section 743(b) adjustment to that basis.)

     Proposed Treasury  Regulation  Section 1.168-2(n)  generally  requires  the
Section 743(b) adjustment attributable to recovery property to be depreciated as if the total amount of such adjustment were attributable to newly-acquired recovery property placed in service when the purchaser acquires the Unit. Similarly, the legislative history of Section 197 indicates that the Section 743(b) adjustment attributable to an amortizable Section 197 intangible (such as goodwill) should be treated as a newly-acquired asset placed in service in the month when the purchaser acquires the Unit. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. The depreciation and amortization methods and useful lives associated with the
Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the Common Basis in such properties. Pursuant to the Partnership Agreement, the Partnership is authorized to adopt a convention to preserve the uniformity of Units even if such convention is not consistent with Treasury Regulation Section 1.167(c)-1(a)(6), Proposed Treasury Regulation Section 1.168-2(n) or the legislative history of Section 197 of the Code. See ' -- Uniformity of Units.'

     Although Counsel is unable to opine as to the validity of such an approach, the Partnership intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property including goodwill (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the Common Basis of such property, despite its inconsistency with Proposed Treasury Regulation Section 1.168-2(n), Treasury Regulation Section 1.167(c)-l(a)(6) (neither of which is expected to directly apply to a material portion of the Partnership's assets) or the legislative history of Section 197 of the Code. To the extent such Section 743(b) adjustment is attributable to appreciation in excess of the unamortized book-tax disparity, the Partnership will apply the rules described in the Regulations and legislative history. As a consequence, it is not expected that a subsequent holder will be entitled to any significant amortization deductions with respect to goodwill. If

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
the Partnership determines that such position cannot reasonably be taken, the Partnership may adopt a depreciation or amortization convention under which all purchasers acquiring Units in the same month would receive depreciation or amortization, whether attributable to Common Basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's assets. Such an aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to certain Unitholders. See ' -- Uniformity of Units.'

     The allocation of the Section 743(b) adjustment must be made in accordance with the Code. The IRS may seek to reallocate some or all of any Section 743(b) adjustment not so allocated by the Partnership to goodwill, which, as an intangible asset, would be amortizable over a longer period of time than the Partnership's tangible assets.

     A Section 754 election is advantageous if the transferee's basis in his Units is higher than such Units' share of the aggregate basis to the Partnership of the Partnership's assets immediately prior to the transfer. In such a case, as a result of the election, the transferee would have a higher basis in his share of the Partnership's assets for purposes of calculating, among other items, his depreciation and depletion deductions and his share of any gain or loss on a sale of the Partnership's assets. Conversely, a Section 754 election is disadvantageous if the transferee's basis in such Units is lower than such Unit's share of the aggregate basis of the Partnership's assets immediately prior to the transfer. Thus, the fair market value of the Units may be affected either favorably or adversely by the election.

     The calculations involved in the Section 754 election are complex and will be made by the Partnership on the basis of certain assumptions as to the value of Partnership assets and other matters. There is no assurance that the determinations made by the Partnership will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in the Partnership's opinion, the expense of compliance exceed the benefit of the election, the Partnership may seek permission from the IRS to revoke the Section 754 election for the Partnership. If such permission is granted, a subsequent purchaser of Units may be allocated more income than he would have been allocated had the election not been revoked.

ALTERNATIVE MINIMUM TAX

     Each Unitholder will be required to take into account his distributive share of any items of Partnership income, gain, deduction, or loss for purposes of the alternative minimum tax.

     A Unitholder's alternative minimum taxable income derived from the Partnership may be higher than his share of Partnership net income because the Partnership may use accelerated methods of depreciation for purposes of computing federal taxable income or loss. The minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective Unitholders should consult with their tax advisors as to the impact of an investment in Units on their liability for the alternative minimum tax.

VALUATION OF PARTNERSHIP PROPERTY AND BASIS OF PROPERTIES

     The federal income tax consequences of the ownership and disposition of Units will depend in part on estimates by the Partnership of the relative fair market values, and determinations of the initial tax basis, of the assets of the Partnership. Although the Partnership may from time to time consult with professional appraisers with respect to valuation matters, many of the relative fair market value estimates will be made by the Partnership. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by Unitholders might change, and Unitholders might be required to adjust their tax liability for prior years.

TREATMENT OF SHORT SALES

     A Unitholder whose Units are loaned to a 'short seller' to cover a short sale of Units may be considered as having disposed of ownership of those Units. If so, he would no longer be a partner with respect to those Units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, any Partnership income, gain, deduction or loss with respect to those Units would not be reportable by the Unitholder, any cash distributions received by the Unitholder with respect to those Units would be fully taxable and all of such distributions would appear to be treated as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their Units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. (See ' -- Tax Rates and Changes in Federal Income Tax Laws').

DISPOSITION OF COMMON UNITS

RECOGNITION OF GAIN OR LOSS

     Gain or loss will be recognized on a sale of Units equal to the difference between the amount realized and the Unitholder's tax basis for the Units sold. A Unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of Partnership nonrecourse liabilities. Because the amount realized includes a Unitholder's share of Partnership nonrecourse liabilities, the gain recognized on the sale of Units could result in a tax liability in excess of any cash received from such sale.

     Prior Partnership distributions in excess of cumulative net taxable income in respect of a Common Unit which decreased a Unitholder's tax basis in such Common Unit will, in effect, become taxable income if the Common Unit is sold at or above original cost (and may partially become taxable income even if the Common Unit is sold below original cost).

     Gain or loss recognized by a Unitholder (other than a 'dealer' in Units) on the sale or exchange of a Unit held for more than one year will generally be taxable as long-term capital gain or loss. A portion of this gain or loss (which could be substantial), however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other 'unrealized receivables' or to 'substantially appreciated inventory' owned by the Partnership. The term 'unrealized receivables' includes potential recapture items, including depreciation recapture. Inventory is considered to be 'substantially appreciated' if its value exceeds 120% of its adjusted basis to the Partnership. Ordinary income attributable to unrealized receivables, substantially appreciated inventory and depreciation recapture may exceed net taxable gain realized upon the sale of the Unit and may be recognized even if there is a net taxable loss realized on the sale of the Unit. Thus, a Unitholder may recognize both ordinary income and a capital loss upon a disposition of Units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

     The IRS has ruled that a partner who acquires interests in a Partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold using an 'equitable apportionment' method. The ruling is unclear as to how the holding period of these interests is determined once they are combined. If this ruling is applicable to the holders of Common Units, a Common Unitholder will be unable to select high or low basis Common Units to sell as would be the case with corporate stock. It is not clear whether the ruling applies to the Partnership, because, similar to corporate stock, interests in the Partnership are evidenced by separate certificates. Accordingly Counsel is unable to opine as to the effect such ruling will have on the Unitholders. In addition, under the financial product provisions of the Revenue Reconciliation Act of 1996, in the case of partnership interests in publicly traded partnerships which are substantially identical, the basis of such interests and any adjustments to basis, would be determined on an average basis, and a taxpayer would be treated as selling such interests on a first-in, first-out basis. A Unitholder considering the purchase of additional Common Units or a sale of Common Units purchased in separate transactions should consult his tax advisor as to the possible consequences of such ruling and subsequent legislation.

ALLOCATIONS BETWEEN TRANSFERORS AND TRANSFEREES

     In general, the Partnership's taxable income and losses will be determined annually, will be prorated on a monthly basis and subsequently apportioned among the Unitholders in proportion to the number of Units owned by each of them as of the opening of the NYSE on the first business day of the month (the 'Allocation Date'). However, gain or loss realized on a sale or other disposition of Partnership assets other than in the ordinary course of business will be allocated among the Unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a Unitholder transferring Common Units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

     The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Counsel is unable to opine on the validity of this method of allocating income and deductions between the transferors and the transferees of Units. If this method is not allowed under the Treasury Regulations (or only applies to transfers of less than all of the Unitholder's interest), taxable income or losses of the Partnership might be reallocated among the Unitholders. The Partnership is authorized to revise its method of allocation between transferors and transferees (as well as among partners whose interests otherwise vary during a taxable period) to conform to a method permitted under future Treasury Regulations.

     A Unitholder who owns Units at any time during a quarter and who disposes of such Units prior to the record date set for a cash distribution with respect to such quarter will be allocated items of Partnership income, gain, loss and deductions attributable to such quarter but will not be entitled to receive that cash distribution.

NOTIFICATION REQUIREMENTS

     A Unitholder who sells or exchanges Units is required to notify the Partnership in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. The Partnership is required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a Unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that set forth the amount of the consideration received for the Unit that is allocated to goodwill or going concern value of the Partnership. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

CONSTRUCTIVE TERMINATION

     The Partnership and the Operating Partnership will be considered to have been terminated if there is a sale or exchange of 50% or more of the total interests in Partnership capital and profits within a 12-month period. A termination results in the closing of a Partnership's taxable year for all partners and the Partnership's assets are regarded as having been distributed to the partners and reconveyed to the Partnership, which is then treated as a new partnership. A termination of the Partnership will cause a termination of the Operating Partnership and any Subsidiary Partnership. Such a termination could also result in penalties or loss of basis adjustments under Section 754 of the Code if the Partnership were unable to determine that the termination had occurred. (Under the 1995 Proposed Legislation, termination of a large partnership, such as the Partnership would not occur by reason of the sale or exchange of interests in the partnership.)

     In the case of a Unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of the tax year of the Partnership may result in more than 12 months' taxable income or loss of the Partnership being includable in his taxable income for the year of termination. In addition, each Unitholder will realize taxable gain to the extent that any money deemed as a result of the termination to have been distributed to him exceeds the adjusted basis of his Units. New tax elections required to be made by the Partnership, including a new election under Section 754 of the Code, must be made subsequent to a constructive termination. A termination could also result in a deferral of Partnership deductions for depreciation. Finally, a termination might either accelerate the application of or subject the Partnership to any tax legislation enacted prior to the termination.

ENTITY-LEVEL COLLECTIONS

     If the Partnership is required or elects under applicable law to pay any federal, state or local income tax on behalf of any Unitholder or any General Partners or any former Unitholder, the Partnership is authorized to pay those taxes from Partnership funds. Such payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, the Partnership is authorized to treat the payment as a distribution to current Unitholders. Alternatively, the Partnership may elect to treat an amount paid on behalf of the General Partners and Unitholders as an expenditure of the Partnership if the amount paid on behalf of the General Partners is not substantially greater than 4% of the total amount paid. The Partnership is authorized to amend the Partnership Agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of Units and to adjust subsequent distributions, so that after giving effect to such distributions, the priority and characterization of distributions otherwise applicable under the Partnership Agreement is maintained as nearly as is practicable. Payments by the Partnership as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner could file a claim for credit or refund.

UNIFORMITY OF UNITS

     Because the Partnership cannot match transferors and transferees of Units, uniformity of the economic and tax characteristics of the Units to a purchaser of such Units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. A lack of uniformity can result from a literal application of Proposed Treasury Regulation Section 1.168-2(n) and Treasury Regulation Section 1.167(c)-1(a)(6) or the legislative history of
Section 197 and from the application of the 'ceiling limitation' on the Partnership's ability to make allocations to eliminate book-tax disparities attributable to Contributed Properties and Partnership property that has been revalued and reflected in the partners capital accounts ('Adjusted Properties'). Any non-uniformity could have a negative impact on the value of the Units. See ' -- Tax Treatment of Operations -- Section 754 Election.'

     The Partnership intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property or Adjusted Property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the Common Basis of such property, despite its inconsistency with Proposed Treasury Regulation
Section 1.168-2(n) and Treasury Regulation Section 1.167(c)-l(a)(6) (neither of which is expected to directly apply to a material portion of the Partnership's assets) or the legislative history of Section 197. See ' -- Tax Treatment of Operations Section 754 Election.' To the extent such Section 743(b) adjustment is attributable to appreciation in excess of the unamortized Book-Tax Disparity, the Partnership will apply the rules described in the Regulations and legislative history. If the Partnership determines that such a position cannot reasonably be taken, the Partnership may adopt a depreciation and amortization convention under which all purchasers acquiring Units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If such an aggregate approach is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to certain Unitholders and risk the loss of depreciation and amortization deductions not taken in the year that such deductions are otherwise allowable. This convention will not be adopted if the Partnership determines that the loss of depreciation and amortization deductions will have a material adverse effect on the Unitholders. If the Partnership chooses not to utilize this aggregate method, the Partnership may use any other reasonable depreciation and amortization convention to preserve the uniformity of the intrinsic tax characteristics of any Units that would not have a material adverse effect on the Unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If such a challenge were sustained, the uniformity of Units might be affected.

TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER INVESTORS

     Ownership of Units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences.

     Employee benefit plans and most other organizations exempt from federal income tax (including individual retirement accounts and other retirement plans) are subject to federal income tax on unrelated business taxable income.
Virtually all of the taxable income derived by such an organization from the ownership of a Unit will be unrelated business taxable income and thus will be taxable to such a Unitholder.

     A regulated investment company or 'mutual fund' is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. It is not anticipated that any significant amount of the Partnership's gross income will include that type of income.

     Non-resident aliens and foreign corporations, trusts or estates which hold Units will be considered to be engaged in business in the United States on account of ownership of Units. As a consequence they will be required to file federal tax returns in respect of their share of Partnership income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a Partnership is required to pay a withholding tax on the portion of the Partnership's income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly-traded partnerships, the Partnership will withhold (currently at the rate of 39.6%) on actual cash distributions made quarterly to foreign Unitholders. Each foreign Unitholder must obtain a taxpayer identification number from the IRS and submit that number to the Transfer Agent of the Partnership on a Form W-8 in order to obtain credit for the taxes withheld. A change in applicable law may require the Partnership to change these procedures.

     Because a foreign corporation which owns Units will be treated as engaged in a United States trade or business, such a corporation may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of the Partnership's income and gain (as adjusted for changes in the foreign corporation's 'U.S. net equity') which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country with respect to which the foreign corporate Unitholder is a 'qualified resident.' In addition, such a Unitholder is subject to special information reporting requirements under Section 6038C of the Code.

     Under a ruling of the IRS, a foreign Unitholder who sells or otherwise disposes of a Unit will be subject to federal income tax on gain realized on the disposition of such Unit to the extent that such gain is effectively connected with a United States trade or business of the foreign Unitholder. Apart from the ruling, a foreign Unitholder will not be taxed upon the disposition of a Unit if that foreign Unitholder has held less than 5% in value of the Units during the five-year period ending on the date of the disposition and if the Units are regularly traded on an established securities market at the time of the disposition.

ADMINISTRATIVE MATTERS

PARTNERSHIP INFORMATION RETURNS AND AUDIT PROCEDURES

     The Partnership intends to furnish to each Unitholder, within 90 days after the close of each calendar year, certain tax information, including a Schedule K-1, which sets forth each Unitholder's allocable share of the Partnership's income, gain, loss and deduction for the preceding Partnership taxable year. In preparing this information, which will generally not be reviewed by counsel, the Partnership will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the Unitholder's allocable share of income, gain, loss and deduction. There is no assurance that any of those conventions will yield a result which conforms to the requirements of the Code, regulations or administrative interpretations of the IRS. The Partnership cannot assure prospective Unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of the Units. The federal income tax information returns filed by the Partnership may be audited by the IRS. Adjustments resulting from any such audit may require each Unitholder to adjust a prior year's tax liability, and possibly may result in an audit of the Unitholder's own return. Any audit of a Unitholder's return could result in adjustments of non-Partnership as well as Partnership items.

     Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code provides for one partner to be designated as the 'Tax Matters Partner' for these purposes. The Partnership Agreement appoints the Managing General Partner as the Tax Matters Partner of the Partnership.

     The Tax Matters Partner will make certain elections on behalf of the Partnership and Unitholders and can extend the statute of limitations for assessment of tax deficiencies against Unitholders with respect to Partnership items. The Tax Matters Partner may bind a Unitholder with less than a 1% profits interest in the Partnership to a settlement with the IRS unless that Unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review (by which all the Unitholders are bound) of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any Unitholder having at least a 1% interest in the profits of the Partnership and by the Unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each Unitholder with an interest in the outcome may participate.

     A Unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on the Partnership's return. Intentional or negligent disregard of the consistency requirement may subject a Unitholder to substantial penalties. Under the 1995 Proposed Legislation, partners in electing large partnerships would be required to treat all Partnership items in a manner consistent with the Partnership return.

     Under the reporting provisions of the 1995 Proposed Legislation, each partner of an electing large partnership would take into account separately his share of the following items, determined at the partnership level: (1) taxable income or loss from passive loss limitation activities; (2) taxable income or loss from other activities (such as portfolio income or loss); (3) net capital gains to the extent allocable to passive loss limitation activities and other activities; (4) tax exempt interest; (5) a net alternative minimum tax adjustment separately computed for passive loss limitation activities and other activities; (6) general credits; (7) low-income housing credit; (8) rehabilitation credit; (9) foreign income taxes; (10) credit for producing fuel from a nonconventional source; and (11) any other items the Secretary of Treasury deems appropriate. The House version of the 1995 Proposed Legislation would also make a number of changes to the tax compliance and administrative rules relating to partnerships. One provision would require that each partner in a large partnership, such as the Partnership, take into account his share of any adjustments to partnership items in the year such adjustments are made. Under current law, adjustments relating to partnership items for a previous taxable year are taken into account by those persons who were partners in the previous taxable year. Alternatively, under the 1995 Proposed Legislation, a partnership could elect to or, in some circumstances, could be required to, directly pay the tax resulting from any such adjustments. In either case, therefore, Unitholders could bear significant economic burdens associated with tax adjustments relating to periods predating their acquisition of Units.

     It cannot be predicted whether or in what form the 1995 Proposed Legislation, or other tax legislation that might affect Unitholders, will be enacted. However, if tax legislation is enacted which includes provisions similar to those discussed above, a Unitholder might experience a reduction in cash distributions.

NOMINEE REPORTING

     Persons who hold an interest in the Partnership as a nominee for another person are required to furnish to the Partnership (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person,
(ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of Units held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on Units they acquire, hold or transfer for their own account. A penalty of $50 per failure (up to a maximum of $100,000 per calendar year) is imposed by the Code for failure to report such information to the Partnership. The nominee is required to supply the beneficial owner of the Units with the information furnished to the Partnership.

REGISTRATION AS A TAX SHELTER


     The Code requires that 'tax shelters' be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Code are extremely broad. It is arguable that the Partnership will not be subject to the registration requirement on the basis that it will not constitute a tax shelter. However, the Managing General Partner, as a principal organizer of the Partnership, has applied to register the Partnership as a tax shelter with the IRS in the absence of assurance that the Partnership will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken. The Partnership has applied for a tax shelter registration number with the IRS. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN THE PARTNERSHIP OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. The Partnership must furnish the registration number to the Unitholders, and a Unitholder who sells or otherwise transfers a Unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a Unit to furnish the registration number to the transferee is $100 for each such failure. The Unitholders must disclose the tax shelter registration number of the Partnership on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit generated by the Partnership is claimed or income of the Partnership is included. A Unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed herein are not deductible for federal income tax purposes.


ACCURACY-RELATED PENALTIES

     An additional tax equal to 20% of the amount of any portion of an underpayment of tax which is attributable to one or more of certain listed causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

     A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, 'substantial authority' or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return. Certain more stringent rules apply to 'tax shelters,' a term that in this context does not appear to include the Partnership. If any Partnership item of income, gain, loss or deduction included in the distributive shares of Unitholders might result in such an 'understatement' of income for which no 'substantial authority' exists, the Partnership intends to disclose the pertinent facts on its return. In addition, the Partnership will make a reasonable effort to furnish sufficient information for Unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

     A substantial valuation misstatement exists if the value of any property (or the adjusted basis of any property) claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most

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
corporations). If the valuation claimed on a return is 400% or more of the correct valuation, the penalty imposed increases to 40%.

STATE, LOCAL AND OTHER TAX CONSIDERATIONS

     In addition to federal income taxes, Unitholders will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which the Partnership does business or owns property, Although an analysis of those various taxes is not presented here, each prospective Unitholder should consider their potential impact on his investment in the Partnership. The Partnership will initially own property and conduct business in New York, Florida, Michigan and 21 other states. A Unitholder will be required to file state income tax returns and to pay state income taxes in some or all of these states and may be subject to penalties for failure to comply with those requirements. Based on 1995 revenues, the Managing General Partner currently anticipates that substantially all of the Partnership's income will be generated in Arkansas, Arizona, Colorado, Connecticut, Florida, Iowa, Illinois,
Massachusetts, Michigan, Minnesota, Missouri, New Hampshire, New Mexico, New York and Wisconsin. Each of the states, other than Florida, in which the Managing General Partner currently anticipates that a substantial portion of the Partnership's income will be generated currently imposes a personal income tax. In certain states, tax losses may not produce a tax benefit in the year incurred (if, for example, the Partnership has no income from sources within that state) and also may not be available to offset income in subsequent taxable years. Some of the states may require the Partnership, or the Partnership may elect, to withhold a percentage of income from amounts to be distributed to a Unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular Unitholder's income tax liability to the state, generally does not relieve the non-resident Unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to Unitholders for purposes of determining the amounts distributed by the Partnership. See ' -- Disposition of Common Units -- Entity-Level Collections.' Based on current law and its estimate of future Partnership operations, the Managing General Partner anticipates that any amounts required to be withheld will not be material.

     It is the responsibility of each Unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in the Partnership. Accordingly, each prospective Unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each Unitholder to file all state and local, as well as federal, tax returns that may be required of such Unitholder. Counsel has not rendered an opinion on the state or local tax consequences of an investment in the Partnership.

            INVESTMENT IN THE PARTNERSHIP BY EMPLOYEE BENEFIT PLANS

     An investment in the Partnership by an employee benefit plan is subject to certain additional considerations because the investments of such plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974 as amended ('ERISA'), and restrictions imposed by Section 4975 of the Code. As used herein, the term 'employee benefit plan' includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or Individual Retirement Accounts established or maintained by an employer or employee organization: Among other things, consideration  should be given  to (a) whether such  investment is prudent under
Section 404(a)(i)(B) of ERISA; (b) whether in making such investment, such plan will satisfy the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether such investment will result in recognition of unrelated business taxable income by such plan and, if so, the potential after-tax investment
return.   See  'Tax  Considerations   --  Uniformity  of   Units  --  Tax-Exempt
Organizations  and  Certain  Other   Investors.'  The  person  with   investment
discretion   with  respect  to  the  assets  of  an  employee  benefit  plan  (a
'fiduciary') should determine whether an investment in the Partnership is authorized by the appropriate governing instrument and is a proper investment for such plan.

     Section 406 of ERISA and Section 4975 of the Code (which also applies to Individual Retirement Accounts that are not considered part of an employee benefit plan) prohibit an employee benefit plan from engaging in certain transactions involving 'plan assets' with parties that are 'parties in interest' under ERISA or 'disqualified persons' under the Code with respect to the plan.

     In addition to considering whether the purchase of Common Units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether such plan will, by investing in the Partnership, be deemed to own an undivided interest in the assets of the Partnership, with the result that the General Partners also would be fiduciaries of such plan and the operations of the Partnership would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code.

     The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed 'plan assets' under certain circumstances. Pursuant to these regulations, an entity's assets would not be considered to be 'plan assets' if, among other things, (a) the equity interest acquired by employee benefit plans are publicly offered securities -- i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered pursuant to certain provisions of the federal securities laws, (b) the entity is an 'operating company' -- i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries, or (c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest (disregarding certain interests held by the General Partner, its affiliates, and certain other persons) is held by the employee benefit plans referred to above, Individual Retirement Accounts and other employee benefit plans not subject to ERISA (such as governmental plans). The Partnership's assets should not be considered 'plan assets' under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above and may also satisfy the requirements in (c).

     Plan fiduciaries contemplating a purchase of Common Units should consult with their own counsel regarding the consequences under ERISA and the Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Purchase Agreement (the 'Purchase Agreement') among the Partnership, certain related parties and each of the underwriters named below (the 'Underwriters'), the Partnership has agreed to sell to each of the Underwriters, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation ('DLJ'), Janney Montgomery Scott Inc., Rauscher Pierce Refsnes, Inc. and The Robinson-Humphrey Company, Inc. are acting as representatives (the 'Representatives'), has severally agreed to purchase, the number of Common Units set forth below opposite their respective names. The Underwriters are committed to purchase all of such Common Units if any are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased as set forth in the Purchase Agreement.

                                                                                  NUMBER OF
             UNDERWRITER                                                         COMMON UNITS
                                                                                 ------------
Merrill Lynch, Pierce, Fenner & Smith
              Incorporated....................................................
Donaldson, Lufkin & Jenrette Securities Corporation...........................
Janney Montgomery Scott Inc...................................................
Rauscher Pierce Refsnes, Inc..................................................
The Robinson-Humphrey Company, Inc............................................

                                                                                 ------------
              Total...........................................................     6,190,476
                                                                                 ------------
                                                                                 ------------

     The Representatives of the Underwriters have advised the Partnership that they propose initially to offer the Common Units to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $ per Common Unit. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $ per Common Unit on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Partnership has granted the Underwriters an option exercisable for 30 days after the date hereof to purchase up to 928,571 additional Common Units to cover over-allotments, if any, at the initial public offering price, less the underwriting discount. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of Common Units to be purchased by it shown in the foregoing table is of the 6,190,476 Common Units initially offered hereby.

     The Partnership, the Operating Partnership, the Managing General Partner and Triarc have agreed not to (i) offer, sell, contract to sell or otherwise dispose of any Common Units or Subordinated Units (other than the issuance of Common Units in connection with Acquisitions or Capital Improvements) or (ii) grant any options or warrants to purchase Common Units or Subordinated Units (other than the grant of options to purchase Common Units pursuant to employee benefit plans that are not exercisable for at least 180 days), for a period of 180 days after the date of this Prospectus without the prior written consent of Merrill Lynch; provided that the Subordinated Units may be transferred without such consent to an Affiliate of the Managing General Partner who agrees to be bound by the transfer restrictions contained in this paragraph.

     As the National Association of Securities Dealers, Inc. ('NASD') is expected to view the Common Units offered in the Offering as interests in a direct participation program, the Offering is being made in compliance with
Article III, Section 34 of the NASD's Rules of Fair Practice. Investor suitability with respect to the Common Units should be judged similarly to the suitability of other securities that are listed for trading on a national securities exchange. The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority without the prior written approval of the transaction by the customer.

     Prior to the Offering, there has been no public market for the Common Units of the Partnership. The initial public offering price has been determined through negotiations among the Partnership, the Managing General Partner, Triarc and the Representatives. Among the factors described in determining the initial public offering price, in addition to prevailing market conditions, are price-earnings ratios of publicly traded companies that the Representatives believe to be comparable to the Partnership, certain financial information of the Partnership, the proposed capital structure, assets and liabilities of the Partnership, the Partnership's management, its past and present operations, the prospects for, and timing of, future revenues of the Partnership, the present state of the Partnership's development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to the Partnership. There can be no assurance that an active trading market will develop for the Common Units or that the Common Units will trade in the public market subsequent to the Offering at or above the initial public offering price.

     The Common Units have been approved for listing on the NYSE upon notice of issuance. In order to meet one of the requirements for listing the Common Units on the NYSE, the Underwriters have undertaken to sell lots of 100 or more Common Units to a minimum of 2,000 beneficial holders.


     DLJ and Merrill Lynch are acting as co-placement agents in connection with the private placement of the First Mortgage Notes for which they expect to receive customary compensation. In addition Merrill Lynch and DLJ have provided investment banking and related services to Triarc and its Affiliates in the past for which they received customary compensation. In 1995, Triarc engaged Merrill Lynch to provide investment banking advisory services relating to general corporate finance issues for which services Merrill Lynch received no compensation other than reimbursement of costs incurred. In June 1996, National Propane engaged Merrill Lynch to provide investment banking advisory services relating to the Transactions for which services Merrill Lynch will receive a fee in an amount equal to one-half of one percent of the gross proceeds from the sale of the Common Units in the Offering. An affiliate of Merrill Lynch and an affiliate of DLJ each own less than 2% of Triarc's outstanding Class A Common Stock.


     The Partnership has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     The validity of the Common Units offered hereby will be passed upon for the Partnership by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Latham & Watkins, New York, New York. Certain other matters will be passed upon for the Partnership by Andrews & Kurth L.L.P., New York, New York. Members of Paul, Weiss, Rifkind, Wharton & Garrison own an aggregate of 1,100 shares of Triarc's Class A Common Stock.

                                    EXPERTS

     The financial statements of National Propane Corporation and its consolidated subsidiaries as of December 31, 1994 and 1995 and for the ten months ended December 31, 1993 and for the years ended December 31, 1994 and 1995 (except Public Gas Company for the ten months ended December 31, 1993) and the balance sheet of National Propane Partners, L.P. as of March 13, 1996 included in this prospectus have been audited by Deloitte & Touche LLP as stated in their reports appearing herein. The financial statements of Public Gas Company for the ten months ended December 31, 1993 (consolidated with those of National Propane and not separately included herein) have been audited by Arthur Andersen LLP, as stated in their report included herein. Such financial statements are included herein in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. Both of the foregoing firms are independent auditors.

                             ADDITIONAL INFORMATION

     The Partnership has filed with the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a Form S-1 Registration Statement under the Securities Act, for the registration of the securities to be offered by this Prospectus. Certain of the information contained in the Registration Statement is omitted from this Prospectus, and reference is hereby made to the Registration Statement and exhibits relating thereto for further information concerning the Partnership and the General Partner and the securities to which this Prospectus relates. Statements contained herein concerning the provisions of any document are not necessarily complete and in each instance reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by this reference.

     The Registration Statement and the exhibits thereto are available for inspection in the principal office of the Commission in Washington, D.C. and photostatic copies of such material may be obtained from the Commission upon payment of the fees prescribed by the Commission.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                              ----

Pro Forma Financial Statements:
     National Propane Corporation, Managing General Partner Unaudited Pro Forma Condensed Balance Sheet:
          Unaudited Pro Forma Condensed Balance Sheet -- March 31, 1996....................................    F-2
          Notes to Unaudited Pro Forma Condensed Balance Sheet.............................................    F-4
     National Propane Partners, L.P. Unaudited Pro Forma Condensed Consolidated Financial Statements:
          Unaudited Pro Forma Condensed Consolidated Balance Sheet -- March 31, 1996.......................    F-5
          Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet................................    F-7
          Unaudited Pro Forma Condensed Consolidated Statement of Operations --
            Year Ended December 31, 1995...................................................................    F-8
            Three Months Ended March 31, 1996..............................................................    F-9
          Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations.....................   F-10
Historical Financial Statements:
     National Propane Partners, L.P.
          Independent Auditors' Report.....................................................................   F-11
          Balance Sheet -- March 13, 1996..................................................................   F-12
          Note to Balance Sheet............................................................................   F-13
     National Propane Corporation:
          Independent Auditors' Reports....................................................................   F-14
          Consolidated Balance Sheets -- December 31, 1994 and 1995 and March 31, 1996.....................   F-16
          Consolidated Statements of Operations -- Ten months ended December 31, 1993, years ended December
          31, 1994 and 1995 and three months ended March 31, 1995 and 1996.................................   F-17
          Consolidated Statements of Additional Capital -- Ten months ended December 31, 1993, years ended
          December 31, 1994 and 1995 and three months ended March 31, 1996.................................   F-18
          Consolidated Statements of Cash Flows -- Ten months ended December 31, 1993, years ended December
          31, 1994 and 1995 and three months ended March 31, 1995 and 1996.................................   F-19
          Notes to Consolidated Financial Statements.......................................................   F-22

             NATIONAL PROPANE CORPORATION, MANAGING GENERAL PARTNER
                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
                                 MARCH 31, 1996

     The unaudited pro forma condensed balance sheet of National Propane Corporation, Managing General Partner has been prepared by adjusting the consolidated balance sheet of National Propane as of March 31, 1996 appearing on page F-16 herein, to give effect to the issuance of the First Mortgage Notes, the conveyance of certain assets and liabilities to the Partnership (the 'Partnership Conveyance') and certain other related transactions as described on page F-4 as if they had occurred on March 31, 1996. Such unaudited pro forma balance sheet should also be read in conjunction with National Propane's consolidated financial statements and notes thereto included elsewhere herein. The following unaudited pro forma condensed consolidated balance sheet does not purport to be indicative of the actual financial position that would have resulted had the transactions noted above actually been consummated on March 31, 1996 or of the future financial position of National Propane Corporation, Managing General Partner which will result from the consummation of such transactions.

     In addition to presenting the pro forma effects of the transactions noted above, the unaudited pro forma condensed balance sheet of National Propane Corporation, Managing General Partner has been included in order to detail the Partnership Conveyance, which represents the first column of the unaudited pro forma condensed balance sheet of National Propane Partners, L.P. set forth on page F-6 herein.

             NATIONAL PROPANE CORPORATION, MANAGING GENERAL PARTNER
                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
                                 MARCH 31, 1996

                                                          NATIONAL                                          NATIONAL
                                                          PROPANE        PRO FORMA          PARTNERSHIP      PROPANE
                                                         HISTORICAL     ADJUSTMENTS        CONVEYANCE(F)    PRO FORMA
                                                         ----------    --------------      -------------    ---------
                                                                                (IN THOUSANDS)
                        ASSETS
Current assets:
     Cash.............................................    $   8,081       $125,000(a)        $ (70,281)      $ --
                                                                           (62,800)(b)
     Receivables, net.................................       22,196        --                  (22,196)        --
     Inventories......................................        8,787        --                   (8,787)        --
     Other current assets.............................        4,423          1,764(c)           (2,887)        3,300
                                                         ----------    --------------      -------------    ---------
          Total current assets........................       43,487         63,964            (104,151)        3,300
Due from Triarc.......................................       --             30,000(d)          --             30,000
Properties, net.......................................       82,211        --                  (82,211)        --
Unamortized costs in excess of net assets of acquired
  companies...........................................       15,002        --                  (15,002)        --
Other assets..........................................        6,679         (4,410)(c)          (5,769)        --
                                                                             3,500(b)
Investment in partnership.............................       --            --                   14,639        14,639
                                                         ----------    --------------      -------------    ---------
                                                          $ 147,379       $ 93,054           $(192,494)      $47,939
                                                         ----------    --------------      -------------    ---------
                                                         ----------    --------------      -------------    ---------
            LIABILITIES AND STOCKHOLDERS'
                   EQUITY (DEFICIT)
Current liabilities:
     Current portion of long-term debt................    $  11,029       $--                $ (11,029)      $ --
     Accounts payable.................................        6,876        --                   (6,876)        --
     Due to Triarc and an affiliate...................       13,872        --                  (13,872)        --
     Accrued expenses.................................       10,061        --                  (10,061)        --
                                                         ----------    --------------      -------------    ---------
          Total current liabilities...................       41,838        --                  (41,838)        --
                                                         ----------    --------------      -------------    ---------
Long-term debt........................................      123,570        125,000(a)         (248,570)        --
                                                         ----------    --------------      -------------    ---------
Deferred income taxes.................................       22,952         (2,500)(e)         --             20,452
                                                         ----------    --------------      -------------    ---------
Other liabilities.....................................        2,102        --                   (2,102)        --
                                                         ----------    --------------      -------------    ---------
Commitments and contingencies
Stockholders' equity (deficit):
     Common stock.....................................            1        --                  --                  1
     Additional paid-in capital.......................       36,270          2,500(e)          --             38,770
     Retained earnings (accumulated deficit)..........        2,038         (2,646)(c)         100,016       (11,284)
                                                                           (51,392)(d)
                                                                           (59,300)(b)
     Due from Triarc..................................      (81,392)        81,392(d)          --              --
                                                         ----------    --------------      -------------    ---------
          Total stockholders' equity (deficit)........      (43,083)       (29,446)            100,016        27,487
                                                         ----------    --------------      -------------    ---------
                                                          $ 147,379       $ 93,054           $(192,494)      $47,939
                                                         ----------    --------------      -------------    ---------
                                                         ----------    --------------      -------------    ---------

           See notes to unaudited pro forma condensed balance sheet.

             NATIONAL PROPANE CORPORATION, MANAGING GENERAL PARTNER
              NOTES TO UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
                                 (IN THOUSANDS)

 (a) To reflect the issuance of the First Mortgage Notes of $125,000.

 (b) To reflect the use of proceeds from the issuance of the First Mortgage Notes for the payment of estimated deferred financing costs associated with the issuance of the First Mortgage Notes of $3,500, payment of a $59,300 cash dividend to Triarc and the balance of $62,200 which will be contributed to the Operating Partnership in connection with the Partnership Conveyance.

 (c) To reflect the write-off of deferred financing costs of $4,410, net of a related tax benefit of $1,764, on the early extinguishment of the existing indebtedness.

 (d) To reflect a dividend to Triarc of $51,392 of National Propane's $81,392 receivable from Triarc and the reclassification of the remainder of the receivable of $30,000 as an asset due to Triarc's improved liquidity position as a result of the Offering and related transactions.

 (e) To reflect the transfer to Triarc of certain income tax liabilities as a contribution.

 (f) To reflect the conveyance of certain assets and liabilities to the Partnership in exchange for general partnership interests.

                        NATIONAL PROPANE PARTNERS, L.P.
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1996

     The following unaudited pro forma condensed consolidated balance sheet of the Partnership has been prepared by adjusting the assets and liabilities of the Partnership resulting from the Partnership Conveyance set forth on page F-3 herein to give effect to the Offering, the issuance of the Partnership Loan to Triarc and the use of proceeds as described on page 50 of this Prospectus (the 'Transactions') as if they had occurred on March 31, 1996. The pro forma adjustments are described in the accompanying notes to the pro forma condensed consolidated balance sheet which should be read in conjunction with such unaudited pro forma condensed consolidated balance sheet. Such unaudited pro forma condensed consolidated balance sheet should also be read in conjunction with National Propane's consolidated financial statements and notes thereto included elsewhere herein. The following unaudited pro forma condensed consolidated balance sheet does not purport to be indicative of the actual financial position that would have resulted had the Transactions actually been consummated on March 31, or of the future financial position of the Partnership which will result from the consummation of the Transactions.

                        NATIONAL PROPANE PARTNERS, L.P.
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1996

                                                                                       PRO FORMA
                                                                                      ADJUSTMENTS
                                                                       PARTNERSHIP   --------------      PARTNERSHIP
                                                                       CONVEYANCE                         PRO FORMA
                                                                       ----------    (IN THOUSANDS)      -----------
                               ASSETS
Current assets:
     Cash...........................................................    $ 70,281       $  118,200(a)      $     810
                                                                                          (70,012)(b)
                                                                                          (40,700)(c)
                                                                                          (13,872)(d)
                                                                                          (63,087)(e)
     Receivables, net...............................................      22,196          --                 22,196
     Inventories....................................................       8,787          --                  8,787
     Other current assets...........................................       2,887          --                  2,887
                                                                       ----------    --------------      -----------
          Total current assets......................................     104,151          (69,471)           34,680
Due from Triarc.....................................................      --               40,700(c)         40,700
Properties, net.....................................................      82,211          --                 82,211
Unamortized costs in excess of net assets of acquired companies.....      15,002          --                 15,002
Other assets........................................................       5,769          --                  5,769
                                                                       ----------    --------------      -----------
                                                                        $207,133       $  (28,771)        $ 178,362
                                                                       ----------    --------------      -----------
                                                                       ----------    --------------      -----------
                 LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
     Current portion of long-term debt..............................    $ 11,029       $   (2,597)(e)     $     307
                                                                                           (8,125)(b)
     Accounts payable...............................................       6,876          --                  6,876
     Due to Triarc and an affiliate.................................      13,872          (13,872)(d)        --
     Accrued expenses...............................................      10,061          --                 10,061
                                                                       ----------    --------------      -----------
          Total current liabilities.................................      41,838          (24,594)           17,244
Long-term debt......................................................     248,570          (61,887)(b)       126,193
                                                                                          (60,490)(e)
Other liabilities...................................................       2,102          --                  2,102
Commitments and contingencies
Partners' capital
     Limited partners' capital......................................      --              118,200(a)         18,184
                                                                                         (100,016)(f)
     General partners' capital......................................     (85,377)         100,016(f)         14,639
                                                                       ----------    --------------      -----------
          Total partners' capital...................................     (85,377)         118,200            32,823
                                                                       ----------    --------------      -----------
                                                                        $207,133       $  (28,771)        $ 178,362
                                                                       ----------    --------------      -----------
                                                                       ----------    --------------      -----------

     See notes to unaudited pro forma condensed consolidated balance sheet.

                        NATIONAL PROPANE PARTNERS, L.P.
              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                                 BALANCE SHEET
                  (DOLLARS IN THOUSANDS, EXCEPT UNIT AMOUNTS)

 (a) To reflect the estimated net proceeds to the Partnership of $118,200 from the issuance of 6,190,476 Common Units at an assumed offering price of $21.00 per Common Unit net of $11,800 for underwriting discount and other expenses relating to the Offering.

 (b) To reflect the repayment of $70,012 of existing indebtedness utilizing a portion of the proceeds from the sale of Common Units. National Propane will recognize an extraordinary loss of approximately $2.6 million, net of tax, on the early extinguishment of the existing indebtedness.

 (c) To reflect the issuance of the $40,700 Partnership Loan to Triarc.

 (d) To record the payment of liabilities due to Triarc and another affiliate primarily representing accrued management fees and tax sharing payments.

 (e) To reflect the repayment of $63,087 of existing indebtedness utilizing a portion of the proceeds from the issuance of the First Mortgage Notes.

 (f) To record the allocation of partners' capital resulting from the completion of the Offering.

                        NATIONAL PROPANE PARTNERS, L.P.
             UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS
                                 OF OPERATIONS

     The following unaudited pro forma condensed consolidated statements of operations of the Partnership have been prepared by adjusting the consolidated statements of operations of National Propane for the year ended December 31, 1995 and the three months ended March 31, 1996 appearing on page F-17 herein, to give effect to the Transactions as if they had occurred on January 1, 1995. The pro forma adjustments are described in the accompanying notes to the pro forma condensed consolidated statements of operations which should be read in conjunction with such unaudited pro forma condensed consolidated statements of operations. Such pro forma statements should also be read in conjunction with National Propane's consolidated financial statements and notes thereto included elsewhere herein. The following unaudited pro forma condensed consolidated statements of operations do not purport to be indicative of the actual results of the Partnership that would have occurred had the Transactions actually been consummated on January 1, 1995 or of future results of operations which will be obtained as a result of the consummation of the Transactions.

                                                                              YEAR ENDED DECEMBER 31, 1995
                                                                       -------------------------------------------
                                                                        NATIONAL
                                                                        PROPANE       PRO FORMA        PARTNERSHIP
                                                                       HISTORICAL    ADJUSTMENTS        PRO FORMA
                                                                       ----------    -----------       -----------
                                                                           (IN THOUSANDS, EXCEPT UNIT AMOUNTS)

Operating revenues..................................................    $ 148,983      $--             $   148,983
                                                                       ----------    -----------       -----------
Operating costs and expenses:
     Cost of sales..................................................      109,059       --                 109,059
     Selling, general and administrative expenses (other than
       management fees charged by parent)...........................       22,423        1,500(a)           23,923
     Management fees charged by parent..............................        3,000       (3,000)(b)         --
                                                                       ----------    -----------       -----------
                                                                          134,482       (1,500)            132,982
                                                                       ----------    -----------       -----------
     Operating profit...............................................       14,501        1,500              16,001
                                                                       ----------    -----------       -----------
Other income (expense):
     Interest expense...............................................      (11,719)         379(c)          (11,340)
     Interest income from Triarc....................................       --            5,500(d)            5,500
     Other income, net..............................................          904       --                     904
                                                                       ----------    -----------       -----------
                                                                          (10,815)       5,879              (4,936)
                                                                       ----------    -----------       -----------
Income before income taxes..........................................        3,686        7,379              11,065
Provision for income taxes..........................................        4,291       (4,091)(e)             200
                                                                       ----------    -----------       -----------
Net income (loss)...................................................    $    (605)     $11,470         $    10,865
                                                                       ----------    -----------       -----------
                                                                       ----------    -----------       -----------
General partners' interest in net income(f).........................                                   $       435
                                                                                                       -----------
                                                                                                       -----------
Unitholders' interest in net income(f)..............................                                   $    10,430
                                                                                                       -----------
                                                                                                       -----------
Net income per Unit(f)..............................................                                   $      0.97
                                                                                                       -----------
                                                                                                       -----------
Weighted average number of Units outstanding(f).....................                                    10,724,114
                                                                                                       -----------
                                                                                                       -----------

     See notes to unaudited pro forma condensed consolidated statements of operations.

                        NATIONAL PROPANE PARTNERS, L.P.
             UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS
                          OF OPERATIONS -- (CONTINUED)

                                                                            THREE MONTHS ENDED MARCH 31, 1996
                                                                       -------------------------------------------
                                                                        NATIONAL
                                                                        PROPANE       PRO FORMA        PARTNERSHIP
                                                                       HISTORICAL    ADJUSTMENTS        PRO FORMA
                                                                       ----------    -----------       -----------
                                                                           (IN THOUSANDS, EXCEPT UNIT AMOUNTS)

Operating revenues..................................................    $  59,981      $--             $    59,981
                                                                       ----------    -----------       -----------
Operating costs and expenses:
     Cost of sales..................................................       41,154       --                  41,154
     Selling, general and administrative expenses (other than
       management fees charged by parent)...........................        5,853          375(a)            6,228
     Management fees charged by parent..............................          750         (750)(b)         --
                                                                       ----------    -----------       -----------
                                                                           47,757         (375)             47,382
                                                                       ----------    -----------       -----------
     Operating profit...............................................       12,224          375              12,599
                                                                       ----------    -----------       -----------
Other income (expense):
     Interest expense...............................................       (3,138)         328(c)           (2,810)
     Interest income from Triarc....................................       --            1,375(d)            1,375
     Other income, net..............................................          278       --                     278
                                                                       ----------    -----------       -----------
                                                                           (2,860)       1,703              (1,157)
                                                                       ----------    -----------       -----------
Income before income taxes..........................................        9,364        2,078              11,442
Provision for income taxes..........................................        3,847       (3,797)(e)              50
                                                                       ----------    -----------       -----------
Net income..........................................................    $   5,517      $ 5,875         $    11,392
                                                                       ----------    -----------       -----------
                                                                       ----------    -----------       -----------
General partners' interest in net income(f).........................                                   $       456
                                                                                                       -----------
                                                                                                       -----------
Unitholders' interest in net income(f)..............................                                   $    10,936
                                                                                                       -----------
                                                                                                       -----------
Net income per Unit(f)..............................................                                   $      1.02
                                                                                                       -----------
                                                                                                       -----------
Weighted average number of Units outstanding(f).....................                                    10,724,114
                                                                                                       -----------
                                                                                                       -----------

     See notes to unaudited pro forma condensed consolidated statements of operations.

                        NATIONAL PROPANE PARTNERS, L.P.
         NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT
                                 OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

(a) To reflect the estimated stand-alone general and administrative costs associated with the Partnership. The following are primarily based on actual quotes for third party services and salary levels commensurate with the market:

                                                                           YEAR ENDED     THREE MONTHS ENDED
                                                                          DECEMBER 31,         MARCH 31,
                                                                              1995               1996
                                                                          ------------    -------------------

Cost of tax return preparation and recordkeeping.......................      $  250              $  63
Investor relations.....................................................         200                 50
Insurance..............................................................         200                 50
Audit and legal services...............................................         250                 62
Registrar and stock exchange fees......................................         125                 31
Direct charges from Triarc.............................................         175                 44
Other..................................................................         300                 75
                                                                          ------------          ------
                                                                             $1,500              $ 375
                                                                          ------------          ------
                                                                          ------------          ------

(b) To reflect the elimination of the management services fee allocated by Triarc.

(c) Represents adjustments to interest expense as follows:

                                                                           YEAR ENDED     THREE MONTHS ENDED
                                                                          DECEMBER 31,         MARCH 31,
                                                                              1995               1996
                                                                          ------------    -------------------

     Interest expense on the Existing Credit Facility..................     $  9,641            $ 2,650
     Interest expense on Other Existing Indebtedness...................          458                146
     Amortization of deferred financing costs associated with the
       Existing Credit Facility........................................        1,305                289
     Interest expense on the First Mortgage Notes (interest rate of
       8.54%)..........................................................      (10,675)            (2,669)
     Amortization of deferred financing costs associated with the First
       Mortgage Notes..................................................         (350)               (88)
                                                                          ------------         --------
                                                                            $    379            $   328
                                                                          ------------         --------
                                                                          ------------         --------

(d) To reflect interest income at 13.5% on the $40,700 Partnership Loan.

(e) To reflect the reduction of the provision for income taxes as income taxes will be borne by the partners and not the Partnership, except for corporate income taxes relative to the Partnership's wholly owned subsidiary which will conduct certain of the Partnership's operations.

(f) The General Partners' allocation of net income is based on their combined General Partner 4% interest in the Partnership (excluding the Subordinated Units). The General Partners' 4% allocation of net income has been deducted before calculating the net income per unit. The allocation of net income for Common Units and Subordinated Units is based on the terms of the Partnership Agreement and assumes that 6,190,476 Common Units and 4,533,638 Subordinated Units were outstanding at all times during the periods indicated.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
NATIONAL PROPANE PARTNERS, L.P.

     We have audited the accompanying balance sheet of National Propane Partners, L.P. at March 13, 1996. This balance sheet is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Partnership at March 13, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Cedar Rapids, Iowa
March 13, 1996

                        NATIONAL PROPANE PARTNERS, L.P.
                                 BALANCE SHEET
                                 MARCH 13, 1996

Assets
     Cash................................................................................................   $1,000
                                                                                                            ------
          Total assets...................................................................................   $1,000
                                                                                                            ------
                                                                                                            ------
Partners' Capital........................................................................................   $1,000
                                                                                                            ------
                                                                                                            ------

        The accompanying note is an integral part of this balance sheet

                        NATIONAL PROPANE PARTNERS, L.P.
                             NOTE TO BALANCE SHEET

NOTE 1 -- ORGANIZATION

     National Propane Partners, L.P. (the 'Partnership') was formed on March 13, 1996 as a Delaware limited partnership. The Partnership was formed to acquire, own and operate the propane business and substantially all of the assets and liabilities (other than amounts due from a parent, deferred financing costs, and net deferred income tax liabilities) of National Propane Corporation ('National Propane'), an indirect wholly-owned subsidiary of Triarc Companies, Inc. ('Triarc'). In order to simplify the Partnership's obligations under the laws of selected jurisdictions in which the Partnership will conduct business, the Partnership's activities will be conducted through a subsidiary operating partnership, National Propane, L.P. (the 'Operating Partnership'). Certain of the assets and liabilities of National Propane will be conveyed to and assumed by the Operating Partnership. In addition, the Operating Partnership will form a wholly-owned subsidiary which will conduct certain operations.

     The Partnership intends to offer 6,190,476 Common Units, representing limited partner interests in the Partnership, pursuant to a public offering and to concurrently issue to the Managing General Partner 4,533,638 Subordinated Units, representing subordinated general partner interests in the Partnership, as well as an aggregate 4% general partner interest in the Partnership and the Operating Partnership, on a combined basis.

     National Propane, as Managing General Partner, contributed $10 and Triarc, as the organizational limited partner, contributed $990 to the Partnership on March 13, 1996. There have been no other transactions involving the Partnership as of March 13, 1996.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of NATIONAL PROPANE CORPORATION:

     We have audited the accompanying consolidated balance sheets of National Propane Corporation (the 'Company') (75.7% owned by NPC Holdings, Inc. and 24.3% owned by PGC Holdings, Inc., both of which are wholly-owned by Triarc Companies, Inc.) and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, additional capital and cash flows for the ten months ended December 31, 1993 and the years ended December 31, 1994 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of the Company and Public Gas Company, which has been accounted for as a combination of entities under common control in a manner similar to a pooling of interests as described in Notes 1 and 3 to the consolidated financial statements. We did not audit the financial statements of Public Gas Company for the ten months ended December 31, 1993, which statements (not shown separately herein) reflect total revenues of $23,394,000. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Public Gas Company for the ten months ended December 31, 1993, is based solely on the report of such other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 1994 and 1995, and the results of their operations and their cash flows for the ten months ended December 31, 1993 and the years ended December 31, 1994 and 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Cedar Rapids, Iowa
March 13, 1996

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To PUBLIC GAS COMPANY:

     We have audited the statements of income and retained earnings and cash flows for the ten months ended December 31, 1993 of Public Gas Company. These financial statements (not presented herein) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above (not presented herein) present fairly, in all material respects, the results of operations and cash flows of Public Gas Company for the ten months ended December 31, 1993 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
Miami, Florida,
  April 14, 1994.

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS EXCEPT FOR SHARE DATA)

                                                                                  DECEMBER 31,          MARCH 31,
                                                                              ---------------------    -----------
                                                                                1994         1995         1996
                                                                              ---------    --------    -----------
                                                                                                       (UNAUDITED)

                                  ASSETS
Current assets:
     Cash..................................................................   $   3,983    $  2,825     $   8,081
     Receivables, net (Notes 5 and 19).....................................      17,065      16,391        22,196
     Inventories...........................................................      10,182      10,543         8,787
     Other current assets (Note 11)........................................       3,556       4,340         4,423
                                                                              ---------    --------    -----------
          Total current assets (Note 10)...................................      34,786      34,099        43,487
Properties, net (Notes 7, 10 and 14).......................................      82,176      83,214        82,211
Unamortized costs in excess of net assets of acquired companies (Notes 8,
  12, 14, 18 and 19).......................................................      13,481      15,161        15,002
Other assets (Note 9)......................................................       7,138       6,638         6,679
                                                                              ---------    --------    -----------
                                                                              $ 137,581    $139,112     $ 147,379
                                                                              ---------    --------    -----------
                                                                              ---------    --------    -----------
              LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
     Current portion of long-term debt (Note 10)...........................   $  12,298    $ 11,278     $  11,029
     Accounts payable......................................................       6,759       7,836         6,876
     Due to a parent and another affiliate (Note 11).......................       8,736       9,972        13,872
     Accrued interest......................................................       1,657       2,233         2,077
     Accrued insurance.....................................................       1,010       2,961         3,513
     Other accrued expenses................................................       4,957       4,176         4,471
                                                                              ---------    --------    -----------
          Total current liabilities........................................      35,417      38,456        41,838
                                                                              ---------    --------    -----------
Long-term debt (Note 10)...................................................      98,711     124,266       123,570
Deferred income taxes (Notes 11 and 14)....................................      20,761      22,878        22,952
Customer deposits..........................................................       2,194       2,112         2,102

Commitments and contingencies (Notes 2, 11, 16 and 17)
Stockholders' equity (deficit) (Note 10):
     Preferred stock, 221,900 shares authorized, no shares issued or
       outstanding (Note 12)...............................................      --           --           --
     Common stock, $1 par value; 1,000, 3,000 and 3,000 shares authorized,
       1,000, 1,360 and 1,360 shares issued and outstanding in 1994, 1995
       and 1996, respectively (Notes 3 and 19).............................           1           1             1
     Additional paid-in capital............................................      32,164      36,270        36,270
     Retained earnings (accumulated deficit)...............................      61,663      (3,479)        2,038
     Due from parents (Note 13)............................................    (113,330)    (81,392)      (81,392)
                                                                              ---------    --------    -----------
          Total stockholders' deficit......................................     (19,502)    (48,600)      (43,083)
                                                                              ---------    --------    -----------
                                                                              $ 137,581    $139,112     $ 147,379
                                                                              ---------    --------    -----------
                                                                              ---------    --------    -----------

          See accompanying notes to consolidated financial statements.

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                        TEN MONTHS     YEAR ENDED DECEMBER     THREE MONTHS ENDED
                                                          ENDED                31,                 MARCH 31,
                                                       DECEMBER 31,    --------------------    ------------------
                                                           1993          1994        1995       1995       1996
                                                       ------------    --------    --------    -------    -------
                                                                                                  (UNAUDITED)

Revenues............................................     $119,249      $151,651    $148,983    $50,299    $59,981
                                                       ------------    --------    --------    -------    -------
Costs and expenses:
     Cost of sales (including charges from related
       parties of $4,020 in the ten months ended
       December 31, 1993 -- Note 19)................       92,301       109,683     109,059     33,862     41,154
     Selling, general and administrative expenses
       (including charges from related parties of
       $884 in the ten months ended December 31,
       1993) (Notes 17, 18 and 20)..................       16,501        18,657      22,423      5,174      5,853
     Management fees charged by parents (Note 19)...        3,485         4,561       3,000        750        750
     Facilities relocation and corporate
       restructuring (including charges from related
       parties of $2,821) (Note 20).................        8,429         --          --         --         --
                                                       ------------    --------    --------    -------    -------
                                                          120,716       132,901     134,482     39,786     47,757
                                                       ------------    --------    --------    -------    -------

          Operating profit (loss)...................       (1,467)       18,750      14,501     10,513     12,224
                                                       ------------    --------    --------    -------    -------

Other income (expense):
     Interest expense...............................       (9,949)       (9,726)    (11,719)    (2,858)    (3,138)
     Interest income from Triarc Companies, Inc.
       (Note 13)....................................       10,360         9,751       --         --         --
     Other income, net (Notes 6 and 20).............        1,727         1,169         904        300        278
                                                       ------------    --------    --------    -------    -------
                                                            2,138         1,194     (10,815)    (2,558)    (2,860)
                                                       ------------    --------    --------    -------    -------
          Income before income taxes and
            extraordinary charge....................          671        19,944       3,686      7,955      9,364
Provision for income taxes (Note 11)................        1,018         7,923       4,291      3,156      3,847
                                                       ------------    --------    --------    -------    -------
     Income (loss) before extraordinary charge......         (347)       12,021        (605)     4,799      5,517
Extraordinary charge (Note 15)......................       --            (2,116)      --         --         --
                                                       ------------    --------    --------    -------    -------
     Net income (loss)..............................     $   (347)     $  9,905    $   (605)   $ 4,799    $ 5,517
                                                       ------------    --------    --------    -------    -------
                                                       ------------    --------    --------    -------    -------

          See accompanying notes to consolidated financial statements.

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF ADDITIONAL CAPITAL
                                 (IN THOUSANDS)

                                                                                  RETAINED
                                                                  ADDITIONAL      EARNINGS
                                                                   PAID-IN      (ACCUMULATED    DUE FROM     TREASURY
                                                                   CAPITAL        DEFICIT)       PARENTS      STOCK
                                                                  ----------    ------------    ---------    --------

Balance at February 28, 1993...................................    $ 21,505       $ 95,866      $ (27,430)    $ (638)
     Net loss..................................................      --               (347)        --          --
     Dividends paid............................................      --             (1,886)        --          --
     Capital contribution from deferred gain on sale of
       interests in Southeastern Public Service Company
       ('SEPSCO') and CFC Holdings Corp. to Triarc Companies,
       Inc. ('Triarc') (Note 6)................................       2,255         --             --          --
     Increase in due from SEPSCO classified in equity (Note
       13).....................................................      --             --             (1,605)     --
                                                                  ----------    ------------    ---------    --------
Balance at December 31, 1993...................................      23,760         93,633        (29,035)      (638)
     Net income................................................      --              9,905         --          --
     Dividends paid (including $40,030 in cash) (Note 10)......      --            (41,875)        --          --
     Repurchases of preferred stock (Note 12)..................         (62)        --             --           (234)
     Cancellation of preferred stock (Note 12).................         378         --             --            872
     Reclassification of due from Triarc to equity (Note 13)...      --             --            (81,392)     --
     Increase in SEPSCO's basis in Public Gas Company ('Public
       Gas') resulting from the repurchase of the 28.9%
       minority interest in SEPSCO (Note 14)...................       8,088         --             --          --
     Increase in due from SEPSCO classified in equity..........      --             --             (2,903)     --
                                                                  ----------    ------------    ---------    --------
Balance at December 31, 1994...................................      32,164         61,663       (113,330)     --
     Net loss..................................................      --               (605)        --          --
     Dividends paid (Note 10)..................................      --            (30,000)        --          --
     Increase in due from SEPSCO classified in equity (Note
       13).....................................................      --             --             (2,599)     --
     Dividend of due from SEPSCO (Note 13).....................      --            (34,537)        34,537      --
     Capital contribution (Note 19)............................       4,240         --             --          --
     Repurchase of the 0.3% minority interest in Public Gas
       (Note 3)................................................        (134)        --             --          --
                                                                  ----------    ------------    ---------    --------
Balance at December 31, 1995...................................    $ 36,270       $ (3,479)     $ (81,392)    $--
     Net income (unaudited)....................................      --              5,517         --          --
                                                                  ----------    ------------    ---------    --------
Balance at March 31, 1996 (unaudited)..........................    $ 36,270       $  2,038      $ (81,392)    $--
                                                                  ----------    ------------    ---------    --------
                                                                  ----------    ------------    ---------    --------

          See accompanying notes to consolidated financial statements.

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                     TEN MONTHS      YEAR ENDED DECEMBER        THREE MONTHS ENDED
                                                       ENDED                 31,                    MARCH 31,
                                                    DECEMBER 31,    ----------------------    ----------------------
                                                        1993          1994         1995         1995         1996
                                                    ------------    ---------    ---------    ---------    ---------
                                                                                                   (UNAUDITED)
Cash flows from operating activities:
     Net income (loss)...........................     $   (347)     $  9,905      $  (605)     $ 4,799      $ 5,517
     Adjustments to reconcile net income (loss)
       to net cash and equivalents provided by
       (used in) operating activities:
          Depreciation and amortization of
            properties...........................        6,917         9,427        9,546        2,151        2,417
          Amortization of original issue discount
            and deferred financing costs.........        1,046         1,077        1,305          354          289
          Amortization of costs in excess of net
            assets of acquired companies.........           33           261          617          131          159
          Other amortization.....................       --               336          482          139           25
          Write-off of deferred financing costs
            and original issue discount..........       --             3,498        --           --           --
          Interest income from Triarc accrued and
            not collected........................      (10,360)       (9,751 )      --           --           --
          Provision for (benefit from) deferred
            income taxes.........................         (880)        1,773        1,995         (246)        (146)
          Provision for doubtful accounts........          661           685          848          284          346
          Provision for facilities relocation and
            corporate restructuring..............        8,429         --           --           --           --
          Payments on facilities relocation and
            corporate restructuring..............       (1,678)       (4,115 )      --           --           --
          Equity in net loss of affiliate........          430         --           --           --           --
          Other, net.............................         (639)        2,061          (79)        (262)        (464)
          Changes in operating assets and
            liabilities:
               Decrease (increase) in accounts
                 receivable......................        1,801        (1,305 )        (56)        (270)      (6,151)
               Decrease (increase) in
                 inventories.....................       (2,248)       (1,229 )       (286)       2,257        1,756
               Decrease (increase) in other
                 current assets..................         (237)       (1,278 )       (662)         (59)         137
               Increase (decrease) in accounts
                 payable and accrued expenses....       (6,163)         (624 )      2,823       (3,290)        (269)
                                                    ------------    ---------    ---------    ---------    ---------
                    Net cash provided by (used
                      in) operating activities...       (3,235)       10,721       15,928        5,988        3,616
                                                    ------------    ---------    ---------    ---------    ---------
Cash flows from investing activities:
     Business acquisitions.......................         (693)       (5,203 )       (373)         (23)       --
     Capital expenditures........................       (7,457)       (6,436 )     (8,082)      (1,797)      (1,216)
     Proceeds from sales of properties...........        1,452         1,375          599          242           70
     Proceeds from sale of investments, net of
       tax.......................................        2,424         --           --           --           --
     Decrease in finance-type lease receivables
       from affiliates...........................       25,670         1,458           32           15        --

                                                  (table continued on next page)

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS -- (CONTINUED)
                                 (IN THOUSANDS)

(table continued from previous page)

                                                     TEN MONTHS      YEAR ENDED DECEMBER        THREE MONTHS ENDED
                                                       ENDED                 31,                    MARCH 31,
                                                    DECEMBER 31,    ----------------------    ----------------------
                                                        1993          1994         1995         1995         1996
                                                    ------------    ---------    ---------    ---------    ---------
                                                                                                   (UNAUDITED)
     Decrease in due from affiliates.............     $    982      $  7,754      $ --         $ --         $ --
     Decrease (increase) in due from parents.....       46,909        (6,007 )     (1,643)      (1,891)       3,974
                                                    ------------    ---------    ---------    ---------    ---------
               Net cash provided by (used in)
                 investing activities............       69,287        (7,059 )     (9,467)      (3,454)       2,828
                                                    ------------    ---------    ---------    ---------    ---------
Cash flows from financing activities:
     Proceeds from long-term debt................        6,234       100,781       32,729        3,500           --
     Repayments of long-term debt................      (76,997)      (60,678 )     (9,532)      (7,203)      (1,186)
     Dividends...................................          (41)      (40,030 )    (30,000)       --           --
     Repurchase of National Propane Corporation
       preferred stock...........................       --              (234 )      --           --           --
     Repurchase of Public Gas Company preferred
       stock.....................................       --              (704 )      --           --           --
     Payment of deferred financing costs.........       --            (5,390 )       (816)        (679)          (2)
                                                    ------------    ---------    ---------    ---------    ---------
               Net cash used in financing
                 activities......................      (70,804)       (6,255 )     (7,619)      (4,382)      (1,188)
                                                    ------------    ---------    ---------    ---------    ---------
Net increase (decrease) in cash..................       (4,752)       (2,593 )     (1,158)      (1,848)       5,256
Cash at beginning of period......................       11,328         6,576        3,983        3,983        2,825
                                                    ------------    ---------    ---------    ---------    ---------
Cash at end of period............................     $  6,576      $  3,983      $ 2,825      $ 2,135      $ 8,081
                                                    ------------    ---------    ---------    ---------    ---------
                                                    ------------    ---------    ---------    ---------    ---------
Supplemental disclosures of cash flow
  information:
     Cash paid during the period for:
          Interest...............................     $ 10,771      $ 11,110      $11,158      $ 2,713      $ 3,005
                                                    ------------    ---------    ---------    ---------    ---------
                                                    ------------    ---------    ---------    ---------    ---------
          Income taxes (net of refunds)..........     $  1,309      $  1,163      $ 1,261      $   455      $  (281)
                                                    ------------    ---------    ---------    ---------    ---------
                                                    ------------    ---------    ---------    ---------    ---------
Supplemental schedule of noncash investing and
  financing activities:
     Capital expenditures:
          Total capital expenditures.............     $ 10,588      $  7,900      $ 8,966      $ 1,797      $ 1,457
          Amounts representing capitalized
            leases...............................       (3,131)       (1,464 )       (884)       --            (241)
                                                    ------------    ---------    ---------    ---------    ---------
          Capital expenditures paid in cash......     $  7,457      $  6,436      $ 8,082      $ 1,797      $ 1,216
                                                    ------------    ---------    ---------    ---------    ---------
                                                    ------------    ---------    ---------    ---------    ---------

     Due to their non-cash nature, the following are also not reflected in the respective consolidated statements of cash flows:

          During the ten months ended December 31, 1993 and the year ended December 31, 1994, the Company offset 'Due from Triarc Companies, Inc.' ('Triarc') with amounts otherwise payable for (i) $1,845,000 and $1,845,000, respectively, in dividends payable to Triarc and (ii) $1,622,000 and $790,000, respectively, in amounts due to Triarc under a management services agreement.

          In April 1994 Triarc acquired the 28.9% minority interest in its subsidiary, Southeastern Public Service Company ('SEPSCO'), that it did not already own through the issuance of its common stock. SEPSCO's increased basis in Public Gas Company ('Public Gas') (its then wholly-owned subsidiary) resulting from this transaction was 'pushed down' to Public Gas resulting in increases to 'Unamortized costs in excess of net assets of acquired companies' of $5,483,000, 'Properties' of

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS -- (CONTINUED)
                                 (IN THOUSANDS)

     $4,255,000, 'Deferred income taxes' of $1,650,000 with an offsetting increase to 'Additional paid-in capital' of $8,088,000. See Note 14 to the consolidated financial statements for further discussion.

          In connection with Public Gas' repurchase of its convertible preferred stock, SEPSCO's increased basis in Public Gas resulting from this transaction was 'pushed down' to Public Gas resulting in an increase of $642,000 in 'Unamortized costs in excess of net assets of acquired companies' and a charge to 'Additional paid-in capital' of $62,000 with an offsetting increase in receivables from SEPSCO.

          In June 1995 aggregate receivables from SEPSCO of $34,537,000 were dividended to SEPSCO prior to a merger of Public Gas with and into National Propane Corporation (see Notes 3 and 13).

          In August 1995 the stock of a subsidiary of Triarc which held the stock of two related entities engaged in the liquefied petroleum gas distribution business was contributed to National Propane Corporation by Triarc in September, 1995 resulting in an increase to 'Additional paid-in capital' of $4,240,000. See Note 19 to the consolidated financial statements for further discussion.

          See accompanying notes to consolidated financial statements.

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO DECEMBER 31, 1995,
                              THEY ARE UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of National Propane Corporation (referred to herein alone or with its wholly-owned subsidiaries as the 'Company') and its wholly-owned subsidiaries. The Company is 75.7% owned by NPC Holdings, Inc. ('NPC Holdings') and 24.3% owned by PGC Holdings, Inc., ('PGC Holdings'), a wholly-owned subsidiary of Southeastern
Public Service Company ('SEPSCO'). NPC Holdings and SEPSCO are wholly-owned subsidiaries of Triarc Companies, Inc. ('Triarc'). All significant intercompany balances and transactions have been eliminated in consolidation. In June 1995 Public Gas Company ('Public Gas') was merged (the 'Merger') with and into the Company as more fully described in Note 3 below. Since the Merger was a transfer of assets and liabilities in exchange for shares among a controlled group of companies, it has been accounted for in a manner similar to a pooling of interests and, accordingly, all prior periods have been restated to reflect the Merger. 'National Propane' is used herein to refer to National Propane Corporation, excluding the accounts of Public Gas, prior to the Merger.

INVENTORIES

     Inventories, all of which are classified as finished goods, are stated at the lower of cost (first-in, first-out basis) or market.

PROPERTIES AND DEPRECIATION

     Properties are carried at cost less accumulated depreciation. Depreciation of properties is computed on the straight-line method over their estimated useful lives of 20 to 45 years for buildings and improvements, 4 to 30 years for equipment and customer installation costs, 3 to 10 years for office furniture and fixtures and 3 to 8 years for automotive and transportation equipment. Leased assets capitalized are amortized over the shorter of their estimated useful lives or the terms of the respective leases. Gains and losses arising from disposals are included in current operations.

UNAMORTIZED COSTS IN EXCESS OF NET ASSETS OF ACQUIRED COMPANIES

     Costs in excess of net assets of acquired companies ('Goodwill') arising after November 1, 1970 are being amortized on the straight-line basis principally over 15 to 30 years; Goodwill of $3,560,000 arising prior to that date is not being amortized. The amount of impairment, if any, in unamortized Goodwill is measured based on projected future results of operations. To the extent future results of operations of those acquired companies to which the Goodwill relates through the period such Goodwill is being amortized are sufficient to absorb the related amortization, the Company has deemed there to be no impairment of Goodwill.

IMPAIRMENT OF LONG-LIVED ASSETS

     Effective October 1, 1995 the Company adopted Statement of Financial Accounting Standards No. 121, 'Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of.' This standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of this standard had no effect on the Company's consolidated results of operations or financial position.

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
  (INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO DECEMBER 31, 1995,
                              THEY ARE UNAUDITED)

AMORTIZATION OF DEFERRED FINANCING COSTS AND DEBT DISCOUNT

     Deferred financing costs and original issue debt discount are being amortized as interest expense over the lives of the respective debt using the interest rate method.

ACCRUED INSURANCE

     Accrued insurance includes reserves for incurred but not reported claims. Such reserves are based on actuarial studies using historical loss experience. Adjustments to estimates recorded resulting from subsequent actuarial evaluations or ultimate payments are reflected in the operations of the periods in which such adjustments become known.

INCOME TAXES

     The Company is included in the consolidated Federal income tax return filed by Triarc except that, prior to April 14, 1994, Public Gas was included in the consolidated Federal income tax return of SEPSCO. Under a tax sharing agreement with Triarc, the Company provides for Federal income taxes on the same basis as if it filed a separate consolidated return. All Federal income tax payments or refunds are made through Triarc. Deferred income taxes are provided to recognize the tax effect of temporary differences between the bases of assets and liabilities for tax and financial statement purposes.

REVENUE RECOGNITION

     The Company records sales of liquefied petroleum gas ('propane') when inventory is delivered to the customer.

INTERIM FINANCIAL STATEMENTS

     The interim financial statements and related notes are unaudited; however, in the opinion of management, the interim data include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position, results of operations, and cash flows for the interim periods. Interim results are not necessarily indicative of results for a full year.

(2) SIGNIFICANT RISKS AND UNCERTAINTIES

NATURE OF OPERATIONS

     The Company is engaged primarily in the retail marketing of propane to residential customers, commercial and industrial customers, agricultural customers and resellers. The Company also markets propane related supplies and equipment including home and commercial appliances. The Company's operations are concentrated in the midwest, northeast, southeast and southwest regions of the United States.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
  (INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO DECEMBER 31, 1995,
                              THEY ARE UNAUDITED)

SIGNIFICANT ESTIMATES

     The Company's significant estimates are for costs related to (i) insurance loss reserves (see Note 1), (ii) income tax examinations (see Note 11) and (iii) an environmental contingency (see Note 17).

CERTAIN RISK CONCENTRATIONS

     The Company's significant risk concentration arises from propane being its principal product. Both sales levels and costs of propane are extremely sensitive to weather conditions, particularly in the residential home heating market. The Company's profitability depends on the spread between its cost for propane and the selling price. The Company generally is able to pass on cost increases to the customer in the form of higher selling prices. However, where increases cannot be passed on, margins can be adversely affected. The Company is also impacted by the competitive nature of the propane industry, as well as by competition from alternative energy sources such as natural gas, oil and electricity.

(3) PUBLIC GAS MERGER

     Effective June 29, 1995, Public Gas, previously a wholly-owned subsidiary of SEPSCO engaged in the LP gas business, was merged with and into National Propane, with National Propane continuing as the surviving corporation. In consideration for their investments in Public Gas and National Propane, PGC Holdings received 330 shares of the merged corporation representing 24.8% of its issued and outstanding common stock and NPC Holdings continued to hold 1,000 shares representing 75.2% of the stock of the merged corporation (see Note 19 for discussion of subsequent issuance of 30 shares of the Company). Such percentages were based upon the relative fair values of Public Gas and National Propane prior to the Merger. In June 1995 prior to the Merger, Public Gas acquired the 0.3% of its common stock that SEPSCO did not own for approximately $134,000.

     The following sets forth summary operating results of the combined entities:

                                                               TEN MONTHS
                                                                 ENDED                     YEAR ENDED DECEMBER 31,
                                                              DECEMBER 31,    --------------------------------------------------
                                                                  1993                 1994                       1995
                                                              ------------    -----------------------    -----------------------
                                                                                        (IN THOUSANDS)
Operating revenues:
     National Propane......................................     $ 95,911             $ 123,588                  $ 133,456(a)
     Public Gas............................................       23,394                28,110                     15,542(b)
     Eliminations..........................................          (56)                  (47)                       (15)
                                                              ------------         -----------                -----------
                                                                $119,249             $ 151,651                  $ 148,983
                                                              ------------         -----------                -----------
                                                              ------------         -----------                -----------
Income (loss) before extraordinary charge:
     National Propane......................................     $ (1,433)            $  10,072                  $  (2,287)(a)
     Public Gas............................................        1,086                 1,949                      1,682(b)
                                                              ------------         -----------                -----------
                                                                $   (347)            $  12,021                  $    (605)
                                                              ------------         -----------                -----------
                                                              ------------         -----------                -----------
Net income (loss):
     National Propane......................................     $ (1,433)            $   7,956                  $  (2,287)(a)
     Public Gas............................................        1,086                 1,949                      1,682(b)
                                                              ------------         -----------                -----------
                                                                $   (347)            $   9,905                  $    (605)
                                                              ------------         -----------                -----------
                                                              ------------         -----------                -----------

- ------------

 (a) Reflects the results of National Propane prior to the Merger and the combined Company after the Merger.

 (b) Reflects the results of Public Gas prior to the Merger.

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
  (INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO DECEMBER 31, 1995,
                              THEY ARE UNAUDITED)

(4) CHANGE IN FISCAL YEAR

     In October 1993 National Propane's fiscal year ended April 30 and Public Gas' fiscal year ended February 28 were changed to a calendar year ended December 31. In order to conform the reporting periods of the combining entities and to select a period deemed to meet the Securities and Exchange Commission requirement for filing financial statements for a period of one year, the ten-month period ended December 31, 1993 ('Transition 1993') has been presented in the accompanying consolidated financial statements. As used herein, '1994' and '1995' refer to the years ended December 31, 1994 and 1995, respectively.

(5) RECEIVABLES

     The following is a summary of the components of receivables:

                                                                            DECEMBER 31,
                                                                         ------------------    MARCH 31,
                                                                          1994       1995        1996
                                                                         -------    -------    ---------
                                                                                 (IN THOUSANDS)

Receivables:
     Trade............................................................   $17,896    $16,939     $23,155
     Other............................................................       241        432         289
                                                                         -------    -------    ---------
                                                                          18,137     17,371      23,444
Less allowance for doubtful accounts (trade)..........................     1,072        980       1,248
                                                                         -------    -------    ---------
                                                                         $17,065    $16,391     $22,196
                                                                         -------    -------    ---------
                                                                         -------    -------    ---------

     The following is an analysis of the allowance for doubtful accounts for the periods ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1996:

                                                                                                 THREE
                                                                                              MONTHS ENDED
                                                            TRANSITION                         MARCH 31,
                                                               1993        1994      1995         1996
                                                            ----------    ------    ------    ------------
                                                                            (IN THOUSANDS)

Balance at beginning of period...........................     $1,552      $1,343    $1,072       $  980
Provision for doubtful accounts..........................        661         685       848          346
Uncollectible accounts written off.......................       (870)       (956)     (940)         (78)
                                                            ----------    ------    ------    ------------
Balance at end of period.................................     $1,343      $1,072    $  980       $1,248
                                                            ----------    ------    ------    ------------
                                                            ----------    ------    ------    ------------

(6) INVESTMENTS IN AFFILIATES

     On April 23, 1993 the Company sold to Triarc all of its ownership in the common stock of CFC Holdings and in SEPSCO for an aggregate of $3,900,000, or $3,731,000 in excess of the net book value of the investments of $169,000 at that date. The $3,731,000 excess less related income taxes of $1,476,000 was accounted for as a deferred gain and reported as a capital contribution in the accompanying consolidated financial statements for Transition 1993 since it resulted from a transaction among a controlled group of companies. The Company's equity in net loss of affiliates of $430,000 is included in 'Other income, net' in the accompanying consolidated statement of operations for Transition 1993.

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
  (INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO DECEMBER 31, 1995,
                              THEY ARE UNAUDITED)

(7) PROPERTIES

     The following is a summary of the components of properties:

                                                                          DECEMBER 31,         MARCH
                                                                      --------------------      31,
                                                                        1994        1995        1996
                                                                      --------    --------    --------
                                                                               (IN THOUSANDS)

Land...............................................................   $  5,357    $  5,303    $  5,303
Buildings and improvements.........................................     11,498      11,760      11,777
Equipment and customer installation costs..........................    112,576     119,614     120,382
Office furniture and fixtures......................................      4,596       4,947       4,963
Automotive and transportation equipment............................     19,199      21,937      22,501
Leased assets capitalized..........................................      1,584       1,655       1,655
                                                                      --------    --------    --------
                                                                       154,810     165,216     166,581
Less accumulated depreciation and amortization.....................     72,634      82,002      84,370
                                                                      --------    --------    --------
                                                                      $ 82,176    $ 83,214    $ 82,211
                                                                      --------    --------    --------
                                                                      --------    --------    --------

(8) UNAMORTIZED COSTS IN EXCESS OF NET ASSETS OF ACQUIRED COMPANIES

     The following is a summary of the components of unamortized costs in excess of net assets of acquired companies:

                                                                            DECEMBER 31,
                                                                         ------------------    MARCH 31,
                                                                          1994       1995        1996
                                                                         -------    -------    ---------
                                                                                 (IN THOUSANDS)

Costs in excess of net assets of acquired companies...................   $14,745    $16,712     $16,712
Less accumulated amortization.........................................     1,264      1,551       1,710
                                                                         -------    -------    ---------
                                                                         $13,481    $15,161     $15,002
                                                                         -------    -------    ---------
                                                                         -------    -------    ---------

(9) OTHER ASSETS

     The following is a summary of the components of other assets:

                                                                              DECEMBER 31,
                                                                            ----------------    MARCH 31,
                                                                             1994      1995       1996
                                                                            ------    ------    ---------
                                                                                   (IN THOUSANDS)

Deferred financing costs.................................................   $5,390    $6,206     $ 6,208
Non-compete agreements...................................................    1,429     1,929       1,929
Long-term receivables, net of unearned interest income...................      645       300         276
Other....................................................................      355       544         994
                                                                            ------    ------    ---------
                                                                             7,819     8,979       9,407
                                                                            ------    ------    ---------
Less accumulated amortization:
     Deferred financing costs............................................      204     1,509       1,798
     Non-compete agreements..............................................      459       761         837
     Other...............................................................       18        71          93
                                                                            ------    ------    ---------
                                                                               681     2,341       2,728
                                                                            ------    ------    ---------
                                                                            $7,138    $6,638     $ 6,679
                                                                            ------    ------    ---------
                                                                            ------    ------    ---------

     The Company's wholly-owned leasing subsidiary, NPC Leasing Corp. ('NPC Leasing'), leases vehicles and other equipment to companies that are or were affiliates of the Company under long-term lease obligations which are accounted for as finance-type leases and are included in long-term

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
  (INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO DECEMBER 31, 1995,
                              THEY ARE UNAUDITED)

receivables above. Lease billings by NPC Leasing to current and former affiliates, other than the Company, which included interest and principal, during Transition 1993, 1994 and 1995 were $8,213,000, $168,000 and $47,000, respectively. Such amounts include interest of $1,676,000, $25,000 and $3,000 in Transition 1993, 1994 and 1995, respectively, which are included in 'Revenues' in the accompanying consolidated statements of operations. NPC Leasing also had minor lease billings with current or former affiliates during the three-month period ended March 31, 1996.

(10) LONG-TERM DEBT

     Long-term debt consisted of the following:

                                                                           DECEMBER 31,
                                                                        -------------------    MARCH 31,
                                                                         1994        1995        1996
                                                                        -------    --------    ---------
                                                                                 (IN THOUSANDS)

Bank Facility:
     Term notes, Tranche A, weighted average interest rate of 8.53%
       and 8.30% at December 31, 1995 and March 31, 1996,
       respectively, due through March 31, 2000......................   $60,000    $ 34,333    $  34,333
     Term notes, Tranche B, weighted average interest rate of 8.72%
       and 8.48% at December 31, 1995 and March 31, 1996,
       respectively, due through March 31, 2002......................    30,000      29,750       29,750
     Term note, Tranche C, bearing interest at 9.44% and 9.21% at
       December 31, 1995 and March 31, 1996, respectively, due
       through March 31, 2003........................................     --         20,000       20,000
     Revolving loans, weighted average interest rate of 8.09% and
       8.02% at December 31, 1995 and March 31, 1996, respectively,
       due March 31, 2000............................................    10,500      43,229       43,229
                                                                        -------    --------    ---------
          Total Bank Facility........................................   100,500     127,312      127,312
Equipment notes, bearing interest at rates of 7% to 12%, due through
  2002...............................................................     4,239       2,917        2,546
Acquisition notes, bearing interest at rates of 6% to 10%, due
  through 2004.......................................................     5,090       4,060        3,414
Capital lease obligations............................................     1,180       1,255        1,327
                                                                        -------    --------    ---------
          Total debt.................................................   111,009     135,544      134,599
Less current portion of long-term debt...............................    12,298      11,278       11,029
                                                                        -------    --------    ---------
                                                                        $98,711    $124,266    $ 123,570
                                                                        -------    --------    ---------
                                                                        -------    --------    ---------

     The aggregate annual maturities of long-term debt are as follows as of December 31, 1995 and March 31, 1996:

                                      YEAR ENDING
                                      DECEMBER 31,                                         (IN THOUSANDS)
- ----------------------------------------------------------------------------------------

   1996.................................................................................      $ 11,278
   1997.................................................................................        10,591
   1998.................................................................................        13,375
   1999.................................................................................        13,494
   2000.................................................................................        37,489
   Thereafter...........................................................................        49,317
                                                                                           --------------
                                                                                              $135,544
                                                                                           --------------
                                                                                           --------------

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
  (INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO DECEMBER 31, 1995,
                              THEY ARE UNAUDITED)

                                         TWELVE
                                         MONTHS
                                         ENDING
                                       MARCH 31,                                           (IN THOUSANDS)
- ----------------------------------------------------------------------------------------

  1997..................................................................................      $ 10,909
  1998..................................................................................        10,790
  1999..................................................................................        13,292
  2000..................................................................................        12,802
  2001..................................................................................        41,724
  Thereafter............................................................................        45,082
                                                                                           --------------
                                                                                              $134,599
                                                                                           --------------
                                                                                           --------------

     Bank Facility -- In October 1994 the Company entered into a revolving credit and term loan agreement with a group of banks (the 'Bank Facility'). The $150,000,000 Bank Facility, as amended, consists of a revolving credit facility with a current maximum availability as of December 31, 1995 and March 31, 1996 of $57,167,000 and three tranches of term loans with an original availability of $90,000,000 and outstanding amounts aggregating $84,083,000 (net of repayments through December 31, 1995 and March 31, 1996 of $5,917,000) as of December 31, 1995 and March 31, 1996. As of March 31, 1996 the Company's only availability under the Bank Facility was approximately $13,900,000 under the acquisition sublimit (the 'Acquisition Sublimit') component of the Bank Facility which is restricted for acquisitions by the Company. As of December 31, 1995 the Company was not able to borrow under the Acquisition Sublimit due to debt covenant limitations and accordingly, had no availability under the Bank Facility as of that date. Any outstanding borrowings under the Acquisition Sublimit convert to term loans in October 1997; such term loans would be due in equal installments from December 1997 through December 2000. Borrowings under the Bank Facility bear interest, at the Company's option, at rates based either on 30, 60, 90 or 180-day LIBOR (ranging from 5.53% to 5.72% at December 31, 1995 and 5.5% to 5.75% at March 31, 1996) or an alternate base rate (the 'ABR'). The ABR represents the higher of the prime rate (8 1/2% at December 31, 1995 and 8 1/4% at March 31, 1996) or 1/2% over the Federal funds rate (6% at December 31, 1995 and 5 1/4% at March 31, 1996). Revolving loans bear interest at 2 1/4% over LIBOR or 1% over ABR. The aggregate availability of revolving loans (assuming full availability under the Acquisition Sublimit) reduces by $3,000,000 in 1996, $15,896,000 in 1997, $3,958,000 in 1998, $4,042,000 in 1999 with the remaining availability of $30,271,000 maturing in March 2000. The term loans bear interest at rates ranging from 2 1/2% to 3 1/2% over LIBOR or 1 1/4% to 2 1/4% over ABR, respectively, and the $84,083,000 outstanding amount of such loans at December 31, 1995 amortizes $6,250,000 in 1996, $6,417,000 in 1997, $8,167,000 in 1998,
$8,333,000 in 1999, $10,291,000 in 2000 and $44,625,000 thereafter through 2003.
In connection with the closing of the Bank Facility, the Company paid a cash dividend to Triarc of $40,000,000 in October 1994.

     The Bank Facility contains various covenants which (a) require meeting certain financial amount and ratio tests; (b) limit, among other items, (i) the incurrence of indebtedness, (ii) the retirement of certain debt prior to maturity, (iii) investments, (iv) asset dispositions, (v) capital expenditures and (vi) affiliate transactions other than in the normal course of business; and
(c) restrict the payment of dividends to Triarc. As of December 31, 1995 and March 31, 1996 the Company had $5,000,000 available for the payment of dividends; however, the Company is effectively prevented from paying dividends due to the restrictions of the financial amount and ratio tests noted above. The Company's debt under the Bank Facility is guaranteed by Triarc.

     On December 27, 1995 the Company borrowed $30,000,000 under the revolving credit facility, and dividended such amount to Triarc ($22,721,000) and SEPSCO ($7,279,000) in proportion to their respective percentage ownership of the Company. The use of the proceeds of the $30,000,000 borrowing was restricted to the redemption of the $45,000,000 outstanding principal amount of SEPSCO's 11 7/8% senior subordinated debentures due February 1, 1998; such redemption occurred on February 22, 1996.

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
  (INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO DECEMBER 31, 1995,
                              THEY ARE UNAUDITED)

     Equipment Notes -- Certain of the equipment notes are issued by the Company's wholly-owned leasing subsidiary, NPC Leasing, and are collateralized by vehicles and other equipment which NPC Leasing leases to current and former affiliates. The equipment notes bear interest at rates which range from 1% to 2% above the prime rate in effect at the time the obligations are incurred (combined weighted average rate of 9.1%, 8.6% and 7.8% at December 31, 1994 and 1995 and March 31, 1996, respectively), and are payable in both equal monthly and quarterly installments over varying terms of up to 60 months. Payments under certain of the notes are guaranteed by the Company and/or Triarc.

     Under the Company's various debt agreements, substantially all of the Company's assets and the Company's outstanding common stock are pledged as collateral.

     The fair values of the revolving loans and the term loans under the Bank Facility at December 31, 1994 and 1995 approximated their carrying values due to their floating interest rates. The fair values of all other long-term debt were assumed to reasonably approximate their carrying amounts since the interest rates approximate current levels.

(11) INCOME TAXES

     The provision for income taxes before extraordinary charge for the ten months ended December 31, 1993 and the years ended December 31, 1994 and 1995 consists of the following components:

                                                           TEN MONTHS                     YEAR ENDED DECEMBER 31,
                                                       ENDED DECEMBER 31,    --------------------------------------------------
                                                              1993                    1994                       1995
                                                       ------------------    -----------------------    -----------------------
                                                                                    (IN THOUSANDS)

Current:
     Federal........................................         $1,562                  $ 5,099                    $ 1,890
     State..........................................            336                    1,051                        406
                                                            -------                  -------                    -------
                                                              1,898                    6,150                      2,296
                                                            -------                  -------                    -------
Deferred:
     Federal........................................           (724)                   1,456                      2,114
     State..........................................           (156)                     317                       (119)
                                                            -------                  -------                    -------
                                                               (880)                   1,773                      1,995
                                                            -------                  -------                    -------
                                                             $1,018                  $ 7,923                    $ 4,291
                                                            -------                  -------                    -------
                                                            -------                  -------                    -------

     The provision for income taxes for the three-month periods ended March 31, 1995 and 1996 have been provided at the estimated effective tax rates of 40% and 41%, respectively.

     The difference between the reported tax provision and a computed tax provision based on income before income taxes and extraordinary charge at the statutory Federal income tax rate of 35% is reconciled as follows:

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
  (INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO DECEMBER 31, 1995,
                              THEY ARE UNAUDITED)

                                                           TEN MONTHS                     YEAR ENDED DECEMBER 31,
                                                       ENDED DECEMBER 31,    --------------------------------------------------
                                                              1993                    1994                       1995
                                                       ------------------    -----------------------    -----------------------
                                                                                    (IN THOUSANDS)

Income taxes computed at Federal statutory tax
  rate..............................................         $  235                  $ 6,980                    $ 1,290
Increase (decrease) in taxes resulting from:
     Provision for income tax contingencies.........        --                     --                             2,500
     State income taxes, net of Federal income tax
       benefit......................................            117                      889                        187
     Change in the statutory Federal income tax
       rate.........................................            301                --                         --
     Nondeductible consulting agreement (Note 20)...            352                --                         --
     Amortization of non-deductible goodwill........             12                       29                        126
     Other, net.....................................              1                       25                        188
                                                            -------                  -------                    -------
                                                             $1,018                  $ 7,923                    $ 4,291
                                                            -------                  -------                    -------
                                                            -------                  -------                    -------

     The net current deferred income tax asset (included in 'Other current assets') and the net noncurrent deferred income tax liability are comprised of the following components:

                                                                                        DECEMBER 31,
                                                                                     ------------------
                                                                                      1994       1995
                                                                                     -------    -------
                                                                                       (IN THOUSANDS)

Allowance for doubtful accounts...................................................   $   424    $   384
Accrued employee benefit costs....................................................       300        224
Accrued interest for income tax matters...........................................       198        198
Accrued environmental costs.......................................................       158        171
Casualty insurance loss reserves..................................................     --           213
Other, net........................................................................       114        126
                                                                                     -------    -------
Net current deferred income tax asset.............................................   $ 1,194    $ 1,316
                                                                                     -------    -------
                                                                                     -------    -------

Accelerated depreciation and other properties basis differences...................   $20,922    $20,546
Reserve for income tax contingencies..............................................     --         2,500
Other, net........................................................................      (161)      (168)
                                                                                     -------    -------
Net noncurrent deferred income tax liability......................................   $20,761    $22,878
                                                                                     -------    -------
                                                                                     -------    -------

     As of December 31, 1994 and 1995 and March 31, 1996, accrued income taxes payable to Triarc are included in 'Due to a parent and another affiliate' in the accompanying consolidated balance sheets and amounted to $2,657,000, $3,815,000 and $7,153,000, respectively.


     The Internal Revenue Service (the 'IRS') is currently examining Triarc's Federal income tax returns for the tax years 1989 through 1992 and has issued to date notices of proposed adjustments relating to the Company. Such notices propose increasing the Company's taxable income by approximately $19,000,000, of which $6,600,000 represent temporary differences and $12,000,000 represent permanent differences, which will be contested by Triarc, the tax effect of which has not yet been determined. The temporary items, if settled as proposed, will result in deductions from taxable income in periods subsequent to the year to which the adjustment relates, and therefore would not result in additional tax expense. During 1995 the Company provided $2,500,000 included in 'Provision for income taxes' relating to the Company's estimate of the tax effect upon settlement of the $7,400,000 of permanent differences and interest, net of tax benefit, relative to the settlement of both the permanent and temporary differences. Such provision was based on the Company's experience with settling prior audits, discussions with the IRS regarding these adjustments, as well as evaluating the

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
  (INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO DECEMBER 31, 1995,
                              THEY ARE UNAUDITED)

current issues  with outside  counsel. The  amount and  timing of  any  payments
required   as  a  result  of  such  proposed  adjustments  cannot  presently  be determined. However, the Company believes that adequate provisions have been made for any income tax liabilities that may result from the resolution of such proposed adjustments. As such the Company does not believe it is reasonably possible that the tax contingency will result in a settlement at an amount substantially in excess of the $2,500,000 provided.

(12) PREFERRED STOCK

COMPANY

     On June 20, 1994 the Company repurchased for treasury stock 9,206 shares of its $21 par value preferred stock (the 'Preferred Stock') and 1,637 shares of its $25 par value Second Preferred Stock (the 'Second Preferred Stock') at par value aggregating $234,000 representing all of the remaining issued and outstanding preferred shares. Such preferred shares, were subsequently cancelled resulting in an increase to 'Additional paid-in capital' of $378,000.

     A summary of the changes in the aggregate number of shares of Preferred Stock and Second Preferred Stock held in treasury for Transition 1993 and 1994 is as follows:

                                                                                     TRANSITION
                                                                                        1993        1994
                                                                                     ----------    -------
                                                                                        (IN THOUSANDS)

Number of shares at beginning of period...........................................     47,780       47,780
Repurchase of preferred stock.....................................................      --          10,843
Cancellation of preferred stock...................................................      --         (58,623)
                                                                                     ----------    -------
Number of shares at end of period.................................................     47,780        --
                                                                                     ----------    -------
                                                                                     ----------    -------

     A summary of the changes in the aggregate number of issued shares of Preferred Stock and Second Preferred Stock for Transition 1993 and 1994 is as follows:

                                                                                     TRANSITION
                                                                                        1993        1994
                                                                                     ----------    -------
                                                                                        (IN THOUSANDS)

Number of shares at beginning of period...........................................     58,623       58,623
Cancellation of preferred stock...................................................      --         (58,623)
                                                                                     ----------    -------
Number of shares at end of period.................................................     58,623        --
                                                                                     ----------    -------
                                                                                     ----------    -------

PUBLIC GAS

     On June 21, 1994 Public Gas repurchased 70,369 shares of its $1.00 par value convertible preferred stock (the 'Public Gas Preferred Stock'), representing all of the then issued and outstanding preferred shares of Public Gas for $704,000. The carrying value of the Public Gas Preferred Stock of $62,000 was charged to 'Additional paid-in capital' and the $642,000 excess of the purchase price over the carrying value represented the reacquisition of a minority interest in Public Gas at SEPSCO and, as such, was 'pushed down' to Public Gas and recorded as 'Unamortized costs in excess of net assets of acquired companies' in the accompanying consolidated balance sheets.

(13) DUE FROM PARENTS

     Due from Parents, which has been reflected as a component of stockholders' equity (deficit) consisted of the following:

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
  (INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO DECEMBER 31, 1995,
                              THEY ARE UNAUDITED)

                                                                                     DECEMBER 31,
                                                                                  -------------------    MARCH 31,
                                                                                    1994       1995        1996
                                                                                  --------    -------    ---------
                                                                                           (IN THOUSANDS)

Interest-bearing advances to Triarc............................................   $ 81,392    $81,392     $81,392
Noninterest-bearing advances to SEPSCO.........................................     31,938      --          --
                                                                                  --------    -------    ---------
                                                                                  $113,330    $81,392     $81,392
                                                                                  --------    -------    ---------
                                                                                  --------    -------    ---------

     The receivables from Triarc and SEPSCO have been classified as a component of stockholders' equity because they were not expected to be repaid except through equity transactions and with respect to Triarc, its liquidity position is not sufficient to enable it to repay the advances. The receivable from SEPSCO (including additional advances during 1995 of $2,599,000) was dividended to SEPSCO prior to the Merger (see Note 3). The receivable from Triarc was reclassified to a component of stockholders' equity at November 30, 1994 at which time it was determined Triarc's liquidity position may not enable it to repay the advances. Concurrent with the reclassification, the Company ceased accruing interest on the receivable. Prior thereto interest income was recorded on the advances at 8.9% subsequent to October 6, 1994 and at 16.5% prior thereto except that prior to April 23, 1993 the first $30,000,000 of the receivable bore interest at 11.75%. Such interest rates represented the Company's cost of debt capital. Interest income on such advances aggregated $10,360,000 and $9,751,000 during Transition 1993 and 1994, respectively.

(14) SEPSCO MERGER

     On April 14, 1994, SEPSCO's shareholders other than Triarc approved an agreement and plan of merger between Triarc and SEPSCO (the 'SEPSCO Merger') pursuant to which on that date a subsidiary of Triarc was merged into SEPSCO whereby each holder of shares of SEPSCO's common stock (the 'SEPSCO Common Stock') other than Triarc, aggregating a 28.9% minority interest in SEPSCO, received in exchange for each share of SEPSCO common stock, 0.8 shares of Triarc's class A common stock or an aggregate of 2,691,824 shares. Following the SEPSCO Merger, SEPSCO became a wholly-owned subsidiary of Triarc and its subsidiaries.

     The fair value as of April 14, 1994 of the 2,691,824 shares of Triarc's class A common stock issued in the SEPSCO Merger, net of certain related costs, aggregated $52,105,000 (the 'Merger Consideration'). Triarc had an excess of $23,888,000 of Merger Consideration over Triarc's minority interest in SEPSCO. The SEPSCO Merger has been accounted for by Triarc and SEPSCO in accordance with the 'pushdown' method of accounting and in accordance therewith, $17,004,000 of such $23,888,000 excess was 'pushed down' to SEPSCO (the remaining $6,884,000 was 'pushed down' to an affiliated subsidiary) reflecting Triarc's increased basis in SEPSCO. SEPSCO, in turn, 'pushed down' $8,088,000 to Public Gas as an increase in SEPSCO's basis in Public Gas. Such amount increased the 'Additional paid-in capital' of the Company reflecting Triarc's and SEPSCO's increased bases in Public Gas and was assigned as follows:

                                                                                           (IN THOUSANDS)

Goodwill................................................................................      $  5,483
Properties..............................................................................         4,255
Deferred income taxes...................................................................        (1,650)
                                                                                           --------------
Additional paid-in capital..............................................................      $  8,088
                                                                                           --------------
                                                                                           --------------

(15) EXTRAORDINARY CHARGE

     In connection with the early extinguishment of the Company's 13 1/8% Debentures in October 1994, the Company recognized an extraordinary charge of $2,116,000 consisting of the write-off of previously

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
  (INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO DECEMBER 31, 1995,
                              THEY ARE UNAUDITED)

unamortized deferred financing costs of $875,000 and previously unamortized original issue discount of $2,623,000, net of income tax benefit of $1,382,000.

(16) RETIREMENT AND INCENTIVE COMPENSATION PLANS

     The Company maintains a 401(k) defined contribution plan (the 'Plan') which covers all employees meeting certain eligibility requirements including active eligible employees of Public Gas (whose account balances were transferred into the Plan) subsequent to the Merger discussed in Note 3. Prior to becoming participants in the Plan, such Public Gas employees participated in a mirror plan maintained by SEPSCO (the 'SEPSCO Plan'). The Plan allows eligible employees to contribute up to 15% of their compensation and the Company makes matching contributions of 25% of employee contributions up to the first 5% of an employee's contribution. The Company also makes an annual contribution equal to 1/4 of 1% of employee's compensation. In connection with these employer contributions, the Company provided $147,000, $157,000, $142,000 and $36,000 in Transition 1993, 1994 and 1995 and the three-month period ended March 31, 1996, respectively.

     Under certain union contracts, the Company is required to make payments to the unions' pension funds based upon hours worked by the eligible employees. In connection with these union plans, the Company provided $1,079,000, $726,000, $669,000 and $169,000 in Transition 1993, 1994 and 1995 and the three-month period ended March 31, 1996, respectively. Information from the administrators of the union plans is not available to permit the Company to determine its proportionate share of unfunded vested benefits, if any.

(17) LEGAL MATTERS

     In May 1994 the Company was informed of coal tar contamination which was discovered at one of its properties in Wisconsin. The Company purchased the property from a company which had purchased the assets of a utility which had previously owned the property. The Company believes that the contamination occurred during the use of the property as a coal gasification plant by such utility. In order to assess the extent of the problem the Company engaged environmental consultants who began work in August 1994. In December 1994 the environmental consultants provided a report to the Company which indicated the estimated range of potential remediation costs to be between approximately $415,000 and $925,000 depending upon the actual extent of impacted soils, the presence and extent, if any, of impacted groundwater and the remediation method actually required to be implemented. Since no amount within this range was determined to be a better estimate, the Company provided a charge in the fourth quarter of 1994 of $415,000, the minimum gross amount (with no expected recovery) within the range, which amount was included in 'Selling, general and administrative expenses' in the accompanying 1994 consolidated statement of operations. In February 1996, based upon new information, the Company's environmental consultants provided a second report which presented the two most likely remediation methods and revised estimates of the costs of such methods. The range of estimated costs for the first method, which involves treatment of groundwater and excavation, treatment and disposal of contaminated soil, is from $1,600,000 to $3,300,000. The range for the second method, which involves only treatment of groundwater and the building of a soil containment wall, is from $432,000 to $750,000. Based on discussion with the Company's environmental consultants both methods are acceptable remediation plans. The Company, however, will have to agree on a final plan with the State of Wisconsin. Since receiving notice of the contamination, the Company has engaged in discussions of a general nature concerning remediation with the State of Wisconsin. The discussions are ongoing and there is no indication as yet of the time frame for a decision by the State of Wisconsin on the method of remediation. Accordingly, it is unknown which remediation method will be used. Since no amount within the ranges can be determined to be a better estimate, the Company accrued an additional $41,000 in December 1995 in order to provide for the minimum costs estimated

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
  (INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO DECEMBER 31, 1995,
                              THEY ARE UNAUDITED)

for the second remediation method and legal fees and other professional costs. The provisions through March 31, 1996 aggregate $466,000 and payments through March 31, 1996 amounted to $34,000 resulting in a remaining accrual of $432,000 at that date. The Company is also engaged in ongoing discussions of a general nature with a successor to the utility that operated a coal gasification plant on the property. There is as yet no indication that a successor owner will share the costs of remediation. The Company, if found liable for any of such costs, would attempt to recover such costs from the successor owner. The ultimate outcome of this matter cannot presently be determined and, depending upon the cost of remediation required, may have a material adverse effect on the Company's consolidated financial position or results of operations.

     The Company is involved in ordinary claims, litigation and administrative proceedings and investigations of various types in several jurisdictions incidental to its business. In the opinion of management of the Company, the outcome of any such matter, or all of them combined, will not have a material adverse effect on the Company's consolidated financial condition or results of operations.

(18) ACQUISITIONS

     During Transition 1993, 1994 and 1995 the Company acquired several companies engaged in the sale of propane and related merchandise. The Company made no acquisitions in the three-month period ended March 31, 1996. The purchase prices (including debt issued and assumed) aggregated $1,382,000, $8,967,000 and $373,000, and resulted in increases in Goodwill of $475,000, $3,096,000 and $116,000 in Transition 1993, 1994 and 1995, respectively. (See
Note 19 for discussion of Triarc's 1995 acquisition on behalf of the Company).

(19) TRANSACTIONS WITH AFFILIATES

     In August 1995 Triarc, through a wholly owned subsidiary, acquired all of the outstanding stock of two companies engaged in the propane distribution business. The aggregate purchase price was $4,240,000 (including the assumption of certain existing indebtedness). In September 1995 the stock of the subsidiary which acquired the two companies was contributed by Triarc to NPC Holdings which, in turn, contributed such stock to the Company. Such contribution resulted in increases in the Company's 'Additional paid-in capital' of $4,240,000 and Goodwill of $2,181,000. In consideration for such contribution, NPC Holdings received an additional 30 shares of the Company's common stock, increasing its ownership of the Company to 75.7% from 75.2%.

     In the fourth quarter of 1995 the Company sold certain of its accounts receivable to Triarc for cash of $3,809,000. As collections on such accounts receivable are received by the Company they are remitted to Triarc on a periodic basis. As of December 31, 1995, such remittances aggregated $1,412,000 ($3,284,000 as of March 31, 1996). Under the agreement pursuant to which the receivables were sold, the Company is obligated to repurchase any receivables which are determined to be uncollectible, up to a maximum of 10% of the face amount originally sold. The Company believes that its allowance for doubtful accounts is adequate to allow for any repurchases that may be required.

     The Company receives from Triarc certain management services including legal, accounting, tax, insurance, financial and other management services. Effective April 23, 1993 National Propane (and Triarc's other principal subsidiaries, including SEPSCO) entered into a new management services agreement (the 'New Management Services Agreement') with Triarc which revised the allocation method for those costs which cannot be directly allocated. As revised, such costs are allocated based upon the greater of (i) the sum of earnings before income taxes, depreciation and amortization and (ii) 10% of revenues, as a percentage of Triarc's corresponding consolidated amount. Prior to the Merger, a portion of the costs allocated to SEPSCO under the New Management Services Agreement were allocated to Public Gas based on the relative portion of Public Gas' revenues to SEPSCO's consolidated revenues (the 'SEPSCO Allocation Method'). Prior to the Merger, Public Gas also

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
  (INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO DECEMBER 31, 1995,
                              THEY ARE UNAUDITED)

received from SEPSCO operating management services the costs of which were charged to Public Gas also in accordance with the SEPSCO Allocation Method. Prior to April 23, 1993, the costs of management services were allocated by Triarc to its subsidiaries under a former management services agreement (the 'Former Management Services Agreement') based first directly on the cost of the services provided and then, for those costs which could not be directly allocated, based upon the relative revenues and tangible assets as a percentage of Triarc's corresponding consolidated amounts. Management of the Company believes that all allocation methods referred to above are reasonable. The Company understands Triarc is a holding company with no independent operations of its own and substantially all of the expenses it incurs are for services on behalf of its affiliated companies and, accordingly, are chargeable to such companies in accordance with management services agreements including the Former and New Management Services Agreements. However, the Company believes that the allocated costs discussed above exceed those which would have been, and are expected to be, incurred by the Company on a standalone basis. Such costs for services provided by Triarc (including a portion of the charges allocated by Triarc to SEPSCO and, in turn, from SEPSCO to the Company) would have approximated amounts not in excess of $1,250,000, $1,500,000, $1,500,000 and $375,000 for Transition 1993, 1994, 1995 and the three-month period ended March 31, 1996, respectively. It is not practicable, however, to estimate the costs that Public Gas would have incurred on a standalone basis for services provided by SEPSCO in Transition 1993 and 1994. Additionally, in Transition 1993 the Company was allocated certain costs representing uncollectible amounts owed to Triarc for similar management services by certain affiliates or former affiliates. The Company's portion of such allocation under the Former Management Services Agreement amounted to $98,000 for Transition 1993. These costs were allocated principally on the same basis as the costs of management services, an allocation method management of the Company believes was reasonable. Such costs to the Company would have been lower if the Company had operated as an unaffiliated entity of Triarc to the extent the cost of such services would not have been incurred had services not been provided to the entities unable to pay. A summary of the costs charged to the Company for management services is as follows:

                                               TEN MONTHS                                   THREE MONTHS
                                                 ENDED         YEAR ENDED DECEMBER 31,          ENDED
                                              DECEMBER 31,    --------------------------      MARCH 31,
                                                  1993           1994           1995            1996
                                              ------------    ----------    ------------    -------------
                                                                    (IN THOUSANDS)
Costs allocated by Triarc to the Company
  under the New Management Services
  Agreement................................      $1,827         $3,000         $3,000           $ 750
Costs related to the New Management
  Services Agreement allocated by SEPSCO to
  Public Gas...............................         447          --            --              --
Costs of management services provided by
  SEPSCO to Public Gas.....................         783          1,561         --              --
Costs allocated to National Propane and
  Public Gas under the Former Management
  Services Agreement.......................         428          --            --              --
                                              ------------    ----------    ------------       ------
                                                 $3,485         $4,561         $3,000           $ 750
                                              ------------    ----------    ------------       ------
                                              ------------    ----------    ------------       ------

     Until January 31, 1994 the Company, through Triarc and SEPSCO, leased office space from a trust for the benefit of Victor Posner and his children (the 'Posner Lease'). Rent allocated by Triarc to the Company (including Public Gas through SEPSCO) amounted to $277,000 for Transition 1993 and is included in 'Selling, general and administrative expenses' in the accompanying consolidated statement of operations. During Transition 1993, the Company also recorded a provision of $1,814,000 included in 'Facilities relocation and corporate restructuring' in the accompanying consolidated statement of operations for its allocated share of the remaining payments on the Posner Lease due to its cancellation

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
  (INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO DECEMBER 31, 1995,
                              THEY ARE UNAUDITED)

effective January 31, 1994 (see Note 20). Prior to April 23, 1993 the rent was allocated based on direct square footage utilized and the allocation methods previously described under the Former Management Services Agreement. Subsequent to April 23, 1993 the rent allocation method was changed and was based on direct square footage utilized and the allocation methods of the New Management Services Agreement. Management of the Company believes such methods are reasonable and the rent charged for direct usage approximated the rent the Company would have incurred on a stand-alone basis.

     Chesapeake Insurance Company Limited ('Chesapeake Insurance'), an indirect subsidiary of Triarc, provided certain insurance coverage and reinsurance of certain risks to the Company until October 1993 at which time Chesapeake Insurance ceased writing all insurance and reinsurance. The net premium expense incurred was $4,064,000 in Transition 1993. Such amount is included in 'Cost of sales' ($3,971,000) and 'Selling, general and administrative expenses' ($93,000) in the accompanying consolidated statement of operations. Such costs have been allocated based upon the relative loss experience after consultation with the Company's insurance broker. Management of the Company believes such allocation method was reasonable and resulted in insurance charges to the Company which approximated those the Company would have received directly in the open market.

     Insurance and Risk Management, Inc. ('IRM'), which was an affiliate of the Company until April 23, 1993, acted as agent or broker in connection with insurance coverage obtained by the Company and provided claims processing services to the Company. The commissions and payments incurred for such services were approximately $49,000 in Transition 1993. Such amount is included in 'Cost of sales' in the accompanying consolidated statement of operations. The arrangement with IRM was terminated in connection with the change in control discussed in Note 20.

     Also, see Note 9 relative to certain transactions of NPC Leasing and Note 20 relative to certain charges, primarily related to facilities relocation and corporation restructuring, allocated to the Company by Triarc.

(20) SIGNIFICANT TRANSITION 1993 CHARGES

     The results of operations for Transition 1993 included certain significant charges summarized below:

                                                                                           (IN THOUSANDS)
Estimated costs allocated to the Company by Triarc to terminate the lease on its
  existing corporate facilities (Note 19)...............................................      $  1,814
Estimated costs associated with conforming subsidiaries' identifications to 'National
  Propane'..............................................................................         2,000
Estimated costs associated with systems installation necessitated by National Propane's
  new operating strategy................................................................         1,500
Estimated costs associated with certain employee terminations and related severance
  payments..............................................................................         1,050
Estimated costs to relocate and reorganize the Company's corporate headquarters.........         1,058
Total costs allocated to the Company by Triarc related to a five-year consulting
  agreement between Triarc and the former Vice Chairman of Triarc.......................         1,007
                                                                                           --------------
     Total facilities relocation and corporate restructuring charges....................         8,429(a)
Estimated costs allocated to the Company by Triarc for compensation paid to the Special
  Committee of the Board of Directors of Triarc.........................................           514(b)
Income tax benefit relating to the above charges........................................        (3,489)
Equity in significant charges of affiliate, net of taxes................................           281(c)
                                                                                           --------------
                                                                                              $  5,735
                                                                                           --------------
                                                                                           --------------

                                                        (footnotes on next page)

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
  (INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO DECEMBER 31, 1995,
                              THEY ARE UNAUDITED)

(footnotes from previous page)

 (a) Included in 'Facilities relocation and corporate restructuring.'

 (b) Included in 'Selling, general and administrative expenses.'

 (c) Included in 'Other income, net.'

                            ------------------------

     These charges relate to the change in control (the 'Change in Control') of the Company and Triarc that resulted from the closing on April 23, 1993 of transactions contemplated by a stock purchase agreement between DWG Acquisition Group, L.P. ('DWG Acquisition'), the sole general partners of which are Nelson Peltz and Peter W. May, the Chairman of the Board and Chief Executive Officer and the President and Chief Operating Officer, respectively, of Triarc and directors of the Company, and Victor Posner, the then Chairman and Chief Executive Officer of the Company and certain entities controlled by him, whereby DWG Acquisition acquired control of Triarc from Victor Posner.

     As part of the Change in Control, the Board of Directors of Triarc was reconstituted. At the April 24, 1993 meeting of the reconstituted Triarc Board of Directors, based on a report and recommendations from a management consulting firm that had conducted an extensive review of Triarc's operations and management structure, the Triarc Board of Directors approved a plan of decentralization and restructuring which entailed, among other matters, the following features: (i) the strategic decision to manage Triarc in the future on a decentralized, rather than on a centralized, basis; (ii) the hiring of new executive officers for Triarc and the hiring of new chief executive officers and new senior management teams for certain subsidiaries of Triarc, including the Company; (iii) the termination of a significant number of employees as a result of both the new management philosophy and the hiring of an almost entirely new management team; and (iv) the relocation of the corporate headquarters of Triarc and of all of its subsidiaries whose headquarters were located in South Florida, including NPC Leasing and SEPSCO. Accordingly, the Company's allocable share of the cost to relocate its corporate headquarters and terminate the lease on its existing corporate facilities, which extended through April 1997, of $1,814,000, and estimated corporate restructuring charges of $5,608,000 including personnel relocation costs and employee severance costs, all stemmed from the decentralization and restructuring plan formally adopted at the April 24, 1993 meeting of Triarc's reconstituted Board of Directors.

     Prior to the Change in Control, the Company's business was operated under various names in different locations throughout the United States. As a part of the strategy of centralizing the Company's operations, new management ('New Management') which began with the Change in Control made the decision at the time of the Change in Control to refocus National Propane's identity by operating substantially all of its entities and marketing its product under the name 'National Propane'. Since this decision was made at the time of the Change in Control, National Propane accrued the estimated costs of implementing the decision of $2,000,000 in the accompanying Transition 1993 statement of operations. Such costs consist principally of repainting and replacing decals on the Company's vehicles and equipment with the 'National Propane' colors and logo.

     New Management also identified various new operating strategies in order to refocus the Company's direction and manage the Company on a centralized basis. New Management determined that the management information systems which were in place at the time of the Change in Control were inadequate to support the implementation of the new strategies including the centralization of the Company's operations from six regional centers and two corporate facilities to one new corporate headquarters. Since the decision to change such systems was made at the time of the Change in Control, the estimated costs of implementation of $1,500,000, primarily related to retraining personnel, were accrued in the accompanying Transition 1993 consolidated statement of operations.

     In connection with the Change in Control, Victor Posner and Steven Posner, the then Vice Chairman of the Company, resigned as officers and directors of Triarc and its subsidiaries. In order to induce Steven Posner to resign, Triarc entered into a consulting agreement with him extending through

                 NATIONAL PROPANE CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
  (INSOFAR AS THESE NOTES REFER TO THE PERIOD SUBSEQUENT TO DECEMBER 31, 1995,
                              THEY ARE UNAUDITED)

April 1998. The Company's allocable share of costs of $1,007,000 related to the consulting agreement was recorded as a charge in Transition 1993 because the consulting agreement does not require any substantial services and Triarc has not received nor did it expect to receive any services that will have substantial value to Triarc and its subsidiaries.

     The Company's equity in net loss of affiliates included similar significant charges which were allocated by Triarc to CFC Holdings amounting to $281,000 and is included in 'Other income, net' in the accompanying Transition 1993 consolidated statement of operations.

(21) INITIAL PUBLIC OFFERING OF COMMON UNITS AND OTHER TRANSACTIONS

     On March 13, 1996 National  Propane Partners, L.P. (the 'Partnership')  was
formed   to  acquire,  own  and  operate  the  Company's  propane  business  and substantially all of the related assets of the Company. The Partnership's activities will be conducted through an operating partnership, National Propane L.P. (the 'Operating Partnership'), the limited partner in which will be the Partnership. The Company and National Propane SGP, Inc., a wholly owned subsidiary of the Company (the 'Special General Partner') intend to convey substantially all of their propane-related assets and liabilities other than amounts due from parent ($81,392,000 as of December 31, 1995 and March 31, 1996), deferred financing costs ($4,697,000 and $4,410,000 as of December 31, 1995 and March 31, 1996, respectively) and net deferred income tax liabilities ($21,562,000 and $21,416,000 as of December 31, 1995 and March 31, 1996,
respectively) to the Operating Partnership.

     The Partnership intends to issue 6,190,476 Common Units, representing limited partner interests in the Partnership, pursuant to a public offering and to concurrently issue 4,533,638 Subordinated Units, representing subordinated general partner interests in the Partnership, to the Company. In addition, the Company and the Special General Partner will each receive a 2% general partner interest in the Partnership and the Operating Partnership, on a combined basis. In connection therewith the Partnership will issue $125,000,000 of first mortgage notes to institutional investors and repay all of its outstanding borrowings under the Bank Facility ($127,312,000 as of December 31, 1995 and March 31, 1996) and $5,787,000 (as of March 31, 1996) of other debt. The early redemption of the Bank Facility will result in an extraordinary charge for the writeoff of unamortized deferred financing costs, net of income tax benefit, which as of December 31, 1995 would have approximated $2,800,000 ($2,600,000 as of March 31, 1996). Concurrently with the Offering, the Company will also pay a cash dividend to Triarc of $59,300,000 and the Operating Partnership will provide a loan to Triarc of $40,700,000. There can be no assurance, however, that the Company will be able to consummate these transactions.

                                                                      APPENDIX A

                              AMENDED AND RESTATED
                        AGREEMENT OF LIMITED PARTNERSHIP
                                       OF
                        NATIONAL PROPANE PARTNERS, L.P.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                               TABLE OF CONTENTS


                                                   ARTICLE I
                                                  DEFINITIONS
 1.1    Definitions.....................................................................................     A-1
 1.2    Construction....................................................................................    A-14

                                                   ARTICLE II
                                                  ORGANIZATION
 2.1    Formation.......................................................................................    A-14
 2.2    Name............................................................................................    A-14
 2.3    Registered Office; Registered Agent; Principal Office; Other Offices............................    A-15
 2.4    Purpose and Business............................................................................    A-15
 2.5    Powers..........................................................................................    A-15
 2.6    Power of Attorney...............................................................................    A-15
 2.7    Term............................................................................................    A-17
 2.8    Title to Partnership Assets.....................................................................    A-17

                                                  ARTICLE III
                                           RIGHTS OF LIMITED PARTNERS
 3.1    Limitation of Liability.........................................................................    A-17
 3.2    Management of Business..........................................................................    A-17
 3.3    Outside Activities of the Limited Partners......................................................    A-18
 3.4    Rights of Limited Partners......................................................................    A-18

                                                   ARTICLE IV
                                   CERTIFICATES; RECORD HOLDERS; TRANSFER OF
                                      PARTNERSHIP INTERESTS; REDEMPTION OF
                                             PARTNERSHIP INTERESTS
 4.1    Certificates....................................................................................    A-18
 4.2    Mutilated, Destroyed, Lost or Stolen Certificates...............................................    A-19
 4.3    Record Holders..................................................................................    A-19
 4.4    Transfer Generally..............................................................................    A-20
 4.5    Registration and Transfer of Units..............................................................    A-20
 4.6    Transfer of a General Partner's Unsubordinated General Partner Interest.........................    A-21
 4.7    Merger or Liquidation of the Managing General Partner into Triarc...............................    A-21
 4.8    Transfer of Incentive Distribution Rights.......................................................    A-22
 4.9    Restrictions on Transfers.......................................................................    A-22
 4.10   Citizenship Certificates; Non-citizen Assignees.................................................    A-22
 4.11   Redemption of Partnership Interests of Non-citizen Assignees....................................    A-23
 4.12   Exchange by Special General Partner of its Unsubordinated General Partner Interest and its
        Interest in the Operating Partnership...........................................................    A-24

                                                   ARTICLE V
                                     CAPITAL CONTRIBUTIONS AND ISSUANCE OF
                                             PARTNERSHIP INTERESTS
 5.1    Organizational Contributions....................................................................    A-24
 5.2    Contributions by General Partners...............................................................    A-24
 5.3    Contributions by Initial Limited Partners.......................................................    A-25
 5.4    Interest and Withdrawal.........................................................................    A-25
 5.5    Capital Accounts................................................................................    A-25
 5.6    Issuances of Additional Partnership Securities..................................................    A-28
 5.7    Limitations on Issuance of Additional Partnership Securities....................................    A-28
 5.8    Conversion of Subordinated Units................................................................    A-30
 5.9    Limited Preemptive Right........................................................................    A-31
 5.10   Splits and Combination..........................................................................    A-31
 5.11   Fully Paid and Non-Assessable Nature of Limited Partner Partnership Interests...................    A-32

                                                   ARTICLE VI
                                         ALLOCATIONS AND DISTRIBUTIONS
 6.1    Allocations for Capital Account Purpose.........................................................    A-33
 6.2    Allocations for Tax Purpose.....................................................................    A-38
 6.3    Requirement and Characterization of Distributions; Distributions to Record Holders..............    A-40
 6.4    Distributions of Available Cash from Operating Surplus..........................................    A-40
 6.5    Distributions of Available Cash from Capital Surplus............................................    A-41
 6.6    Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.....................    A-42
 6.7    Special Provisions Relating to the Holders of Subordinated Units................................    A-42
 6.8    Entity-Level Taxation...........................................................................    A-42

                                                  ARTICLE VII
                                      MANAGEMENT AND OPERATION OF BUSINESS
 7.1    Management......................................................................................    A-43
 7.2    Certificate of Limited Partnership..............................................................    A-44
 7.3    Restrictions on Managing General Partner's Authority............................................    A-45
 7.4    Reimbursement of the General Partners...........................................................    A-45
 7.5    Outside Activities..............................................................................    A-46
 7.6    Loans from the General Partners; Loans or Contributions from the Partnership; Contracts with
        Affiliates; Certain Restrictions on the General Partners........................................    A-47
 7.7    Indemnification.................................................................................    A-48
 7.8    Liability of Indemnitees........................................................................    A-49
 7.9    Resolution of Conflicts of Interest.............................................................    A-50
 7.10   Other Matters Concerning the Managing General Partner...........................................    A-51
 7.11   Indemnification of National Propane SGP by National Propane Corporation.........................    A-51
 7.12   Purchase or Sale of Units.......................................................................    A-52
 7.13   Registration Rights of the General Partners and their Affiliates................................    A-52
 7.14   Reliance by Third Parties.......................................................................    A-53

                                                  ARTICLE VIII
                                     BOOKS, RECORDS, ACCOUNTING AND REPORTS
 8.1    Records and Accounting..........................................................................    A-54
 8.2    Fiscal Year.....................................................................................    A-54
 8.3    Reports.........................................................................................    A-54

                                                   ARTICLE IX
                                                  TAX MATTERS
 9.1    Tax Returns and Information.....................................................................    A-54
 9.2    Tax Elections...................................................................................    A-55
 9.3    Tax Controversies...............................................................................    A-55
 9.4    Withholding.....................................................................................    A-55

                                                   ARTICLE X
                                             ADMISSION OF PARTNERS
10.1    Admission of Initial Limited Partners...........................................................    A-55
10.2    Admission of Substituted Unitholder.............................................................    A-56
10.3    Admission of Successor or Transferee General Partners...........................................    A-56
10.4    Admission of Additional Limited Partners........................................................    A-56
10.5    Admission of Substituted Holder of Incentive Distribution Rights................................    A-57
10.6    Amendment of Agreement and Certificate of Limited Partnership...................................    A-57

                                                   ARTICLE XI
                                       WITHDRAWAL OR REMOVAL OF PARTNERS
11.1    Withdrawal of the General Partners..............................................................    A-57
11.2    Removal of the Managing General Partner.........................................................    A-59
11.3    Interest of Departing Partner and Successor General Partner.....................................    A-59
11.4    Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of
        Cumulative Common Unit Arrearages...............................................................    A-61
11.5    Withdrawal of Limited Partners..................................................................    A-61

                                                  ARTICLE XII
                                          DISSOLUTION AND LIQUIDATION
12.1    Dissolution.....................................................................................    A-61
12.2    Continuation of the Business of the Partnership After Dissolution...............................    A-61
12.3    Liquidator......................................................................................    A-62
12.4    Liquidation.....................................................................................    A-62
12.5    Cancellation of Certificate of Limited Partnership..............................................    A-63
12.6    Return of Contributions.........................................................................    A-63
12.7    Waiver of Partition.............................................................................    A-63
12.8    Capital Account Restoration.....................................................................    A-63

                                                  ARTICLE XIII
                                      AMENDMENT OF PARTNERSHIP AGREEMENT;
                                             MEETINGS; RECORD DATE
13.1    Amendment to be Adopted Solely by the Managing General Partner..................................    A-63
13.2    Amendment Procedures............................................................................    A-65
13.3    Amendment Requirements..........................................................................    A-65
13.4    Special Meetings................................................................................    A-65
13.5    Notice of a Meeting.............................................................................    A-66
13.6    Record Date.....................................................................................    A-66
13.7    Adjournment.....................................................................................    A-66
13.8    Waiver of Notice; Approval of Meeting; Approval of Minutes......................................    A-66
13.9    Quorum..........................................................................................    A-67
13.10   Conduct of a Meeting............................................................................    A-67
13.11   Action Without a Meeting........................................................................    A-67
13.12   Voting and Other Rights.........................................................................    A-68

                                                  ARTICLE XIV
                                                     MERGER
14.1    Authority.......................................................................................    A-68
14.2    Procedure for Merger or Consolidation...........................................................    A-68
14.3    Approval by Unitholders of Merger or Consolidation..............................................    A-69
14.4    Certificate of Merger...........................................................................    A-69
14.5    Effect of Merger................................................................................    A-69

                                                   ARTICLE XV
                                             RIGHT TO ACQUIRE UNITS
15.1    Right to Acquire Units..........................................................................    A-70

                                                  ARTICLE XVI
                                               GENERAL PROVISIONS
16.1    Addresses and Notices...........................................................................    A-71
16.2    Further Action..................................................................................    A-72
16.3    Binding Effect..................................................................................    A-72
16.4    Integration.....................................................................................    A-72
16.5    Creditors.......................................................................................    A-72
16.6    Waiver..........................................................................................    A-72
16.7    Counterparts....................................................................................    A-72
16.8    Applicable Law..................................................................................    A-72
16.9    Invalidity of Provisions........................................................................    A-72
16.10   Consent of Partners.............................................................................    A-72

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

             AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP
                                       OF
                        NATIONAL PROPANE PARTNERS, L.P.

     THIS  AMENDED  AND RESTATED  AGREEMENT OF  LIMITED PARTNERSHIP  OF NATIONAL
PROPANE PARTNERS, L.P., dated as of        , 1996, is entered into by and  among
National Propane Corporation, a Delaware corporation as the Managing General Partner, National Propane SGP, Inc., a Delaware corporation, as the Special General Partner and Triarc Companies, Inc., a Delaware Corporation, as the Organizational Limited Partner) together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

                                   ARTICLE I
                                  DEFINITIONS

1.1 DEFINITIONS

     The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

     'Acquisition' means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity or revenues of the Partnership Group above the operating capacity or revenues of the Partnership Group existing immediately prior to such transaction.

     'Additional Book Basis' means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent to which Carrying Value constitutes Additional Book Basis:

          (i) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

          (ii) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership's Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (ii) to such Book-Down Event).

     'Additional Book Basis Derivative Items' means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership's Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the 'Excess Additional Book Basis'), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period.

     'Additional Limited Partner' means a Person admitted to the Partnership as a Limited Partner pursuant to Section 10.4 and who is shown as such on the books and records of the Partnership.

     'Adjusted Capital Account' means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner's Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The 'Adjusted Capital Account' of a Partner in respect of an Unsubordinated General Partner Interest, a Common Unit, a Subordinated Unit or an Incentive Distribution Right or any other specified interest in the Partnership shall be the amount which such Adjusted Capital Account would be if such Unsubordinated General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other interest in the Partnership were the only interest in the Partnership held by a Partner from and after the date on which such Unsubordinated General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other interest was first issued.

     'Adjusted Operating Surplus' means, with respect to any period, Operating Surplus generated during such period (a) less (i) any net increase in working capital borrowings during such period and (ii) any net reduction in cash reserves for Operating Expenditures during such period not relating to an Operating Expenditure made during such period, and (b) plus (i) any net decrease in working capital borrowings during such period and (ii) any net increase in cash reserves for Operating Expenditures during such period required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.

     'Adjusted Property' means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii). Once an Adjusted Property is deemed distributed by, and recontributed to, the Partnership for federal income tax purposes upon a termination thereof pursuant to Section 708 of the Code, such property shall thereafter constitute a Contributed Property until the Carrying Value of such property is subsequently adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii).

     'Affiliate' means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with (either directly or indirectly), the Person in question. As used herein, the term 'control' means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

     'Aggregate Remaining Net Positive Adjustments' means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

     'Agreed Allocation' means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of
Section 6.1, including, without limitation, a Curative Allocation (if appropriate to the context in which the term 'Agreed Allocation' is used).

     'Agreed Value' of any Contributed Property means the fair market value of such property or other consideration at the time of contribution as determined by the Managing General Partner using such reasonable method of valuation as it may adopt; provided, however, that the Agreed Value of any property deemed contributed to the Partnership for federal income tax purposes upon termination and reconstitution thereof pursuant to Section 708 of the Code shall be determined in accordance with Section 5.5(c)(i). Subject to Section 5.5(c)(i), the Managing General Partner shall, in its discretion, use such method as it deems reasonable and appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

     'Agreement'  means  this   Amended  and  Restated   Agreement  of   Limited
Partnership   of  National  Propane  Partners,  L.P.,  as  it  may  be  amended, supplemented or restated from time to time.

     'Assignee' means a Non-citizen Assignee or a Person to whom one or more Units have been transferred in a manner permitted under this Agreement and who has executed and delivered a Transfer Application as required by this Agreement, but who has not been admitted as a Substituted Limited Partner.

     'Associate' means, when used  to indicate a  relationship with any  Person,
(a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

     'Audit Committee' means a committee of the Board of Directors of the Managing General Partner (or upon the Triarc Merger, of the Special General Partner) composed entirely of two or more directors who are neither officers nor employees of the General Partners or officers, directors or employees of any Affiliate of either of the General Partners.

     'Available Cash' means, with respect to any Quarter ending prior to the Liquidation Date,

          (a) the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Quarter resulting from borrowings for working capital purposes made subsequent to the end of such Quarter, less

          (b) the amount of any cash reserves that is necessary or appropriate in the reasonable discretion of the Managing General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any member of the Partnership Group is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section
     6.4 or 6.5 in respect of any one or more of the next four Quarters; provided, however, that the Managing General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the Managing General Partner so determines.

     Notwithstanding the foregoing, 'Available Cash' with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

     'Bank Credit Facility' means the Credit Agreement among the Operating Partnership, the First National Bank of Boston, as Administrative Agent and a Lender, Bank of America NT & SA, as a Lender and BA Securities, Inc., as Syndication Agent.

     'Book Basis Derivative Items' means any item of income, deduction, gain or loss included in the determination of Net Income or Net Loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

     'Book-Down Event' means an event which triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

     'Book-Tax Disparity' means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner's share of the Partnership's Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner's Capital Account balance as maintained pursuant to Section
5.5 and the hypothetical balance of such

Partner's Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

     'Book-Up Event' means an event which triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

     'Business Day' means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the states of New York or Iowa shall not be regarded as a Business Day.

     'Capital Account' means the capital account maintained for a Partner pursuant to Section 5.5. The 'Capital Account' of a Partner in respect of an Unsubordinated General Partner Interest, a Common Unit, a Subordinated Unit, an Incentive Distribution Right or any other Partnership Interest shall be the amount which such Capital Account would be if such Unsubordinated General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by a Partner from and after the date on which such Unsubordinated General Partner Interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.

     'Capital Contribution' means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership pursuant to this Agreement.

     'Capital Improvements' means (a) additions or improvements to the capital assets owned by any Group Member or (b) the acquisition of existing, or the construction of new, capital assets (including retail distribution outlets, propane tanks, pipeline systems, storage facilities, appliance showrooms, training facilities and related assets), made to increase the operating capacity of the Partnership Group above the operating capacity of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

     'Capital Surplus' has the meaning assigned to such term in Section 6.3(a).

     'Carrying Value' means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners' and Assignees' Capital Accounts in respect of such Contributed Property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.5(d)(i) and 5.5(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the Managing General Partner.

     'Cause' means (x) a court of competent jurisdiction has entered a final, non-appealable judgment finding the Managing General Partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as general partner of the Partnership or (y) the Special General Partner, prior to the Triarc Merger, does not have the same directors on its Board of Directors as those of the Managing General Partner.

     'Certificate' means a certificate, substantially in the form of Exhibit A to this Agreement or in such other form as may be adopted by the Managing
General Partner in its discretion, issued by the Partnership evidencing ownership of one or more Common Units or a certificate, in such form as may be adopted by the Managing General Partner in its discretion, issued by the Partnership evidencing ownership of one or more other Partnership Interests.

     'Certificate of Limited Partnership' means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 2.1, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

     'Citizenship Certification' means a properly completed certificate in such form as may be specified by the Managing General Partner by which an Assignee or a Limited Partner certifies that such Assignee or Limited Partner (and if such Assignee or Limited Partner is a nominee holding for the account of another Person, that to the best of its knowledge such other Person) is an Eligible Citizen.

     'claim' has the meaning assigned to such term in Section 7.13(c).

     'Closing Date' means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

     'Closing Price' has the meaning assigned to such term in Section 15.1(a).

     'Code' means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

     'Combined Interest'  has  the meaning  assigned  to such  term  in  Section
11.3(a).

     'Commission' means the United States Securities and Exchange Commission.

     'Common Unit' means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and of the General Partners (exclusive of their interest as holders of Unsubordinated General Partner Interests or holders of the Incentive Distribution Rights) and having the rights and obligations specified with respect to Common Units in this Agreement. The term 'Common Unit' does not refer to a Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms of this Agreement.

     'Common Unit Arrearage' means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to such Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to such Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

     'Contributed Property' means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership (or deemed contributed to the Partnership on termination and reconstitution thereof pursuant to Section 708 of the Code). Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.


     'Contribution and Conveyance Agreements' means (i) that certain Conveyance, Contribution and Assumption Agreement, dated as of the Closing Date, among the General Partners, the Partnership and the Operating Partnership and (ii) the Contribution and Assumption Agreement, dated as of the Closing Date, among the General Partners, the Operating Partnership and National Sales and Service, Inc., together with the additional conveyance documents and instruments contemplated or referenced thereunder.



     'Converted Unit' has the meaning assigned to such term in Section 6.7(b).



     'Cumulative Common Unit Arrearage' means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum resulting from adding together the Common Unit Arrearage as to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).



     'Curative Allocation' means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).



     'Current Market Price' has the meaning assigned to such term in Section 15.1(a).



     'Date   of  Delivery'  has  the  meaning  assigned  to  such  term  in  the
Underwriting Agreement.



     'Delaware Act' means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. SS17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.



     'Departing Partner' means a former General Partner, whether Managing General Partner or Special General Partner, from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section
11.1 or 11.2.



     'Economic Risk of Loss'  has the meaning set  forth in Treasury  Regulation
Section 1.752-2(a).



     'Eligible Citizen' means a Person qualified to own interests in real property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a Limited Partner or Assignee does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.



     'Event of Withdrawal' has the meaning assigned to such term in Section 11.1(a).



     'Exchange  Unit'  has  the  meaning  assigned  to  such  term  in   Section
5.5(c)(ii).



     'First  Liquidation Target Amount' has the meaning assigned to such term in
Section 6.1(c)(i)(D).



     'First Target Distribution' means $0.577 per Unit per Quarter (except with respect to the period commencing on the Closing Date and ending on September 30, 1996, it means the product of $0.577 multiplied by a fraction of which the numerator is the number of days in the period commencing on the Closing Date and ending on September 30, 1996, and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.8.


     'General Partners' means the Managing General Partner and the Special General Partner as holders of the Unsubordinated General Partner Interests and their successors and permitted assigns as the managing general partner and special general partner, respectively, of the Partnership. This term does not refer to the holder of a Subordinated Unit by virtue of such Subordinated Unit ownership even if such Unit is a general partner interest.

     'Group' means a Person that with or through any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons) or disposing of any Partnership Securities with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Securities.

     'Group Member' means a member of the Partnership Group.

     'Holder' as used in Section 7.13, has the meaning assigned to such term  in
Section 7.13(a).

     'Incentive Distribution Right' means a non-voting non-managing Partnership Interest issued to the Managing General Partner in connection with the transfer of its assets to the Partnership pursuant to Section 5.2, which Partnership Interest shall confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of holders of a Partnership Interest). Such Partnership Interest shall be a general partner interest unless either of the General Partners (or any of their Affiliates who holds such Partnership Interest) elects to convert such interest into a limited partner interest at which point the Managing General Partner shall amend the Partnership Agreement to convert such Partnership Interest into a limited partner interest.

     'Incentive Distributions' means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Sections 6.4(a)(v),
(vi) and (vii) and 6.4(b)(iii), (iv) and (v).

     'Indemnified Persons' has the meaning assigned to such term in Section 7.13(c).

     'Indemnitee' means (a) each General Partner, any Departing Partner and any Person who is or was an Affiliate of one of the General Partners or any Departing Partner, (b) any Person who is or was a director, officer, employee, agent or trustee of the Partnership, the Operating Partnership or any other Subsidiary, (c) any Person who is or was an officer, director, employee, agent or trustee of the one of the General Partners or any Departing Partner or any such Affiliate, (d) any Person who is or was serving at the request of a General Partner or any Departing Partner or any such Affiliate as a director, officer, employee, partner, agent, fiduciary or trustee of another Person; provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services.

     'Initial Common Units' means the Common Units sold in the Initial Offering.

     'Initial Limited Partners' means the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.

     'Initial Offering' means the initial offering and sale of Common Units to the public, as described in the Registration Statement.

     'Initial Unit Price' means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the Managing General Partner, in each case adjusted as the Managing General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

     'Interim Capital Transactions' means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than for working capital purposes and other than for items purchased on open account in the ordinary course of business) by any Group Member; (b) sales of equity interests by any Group Member (including Initial Common Units sold to the Underwriters pursuant to the exercise of the Over-allotment Option); and (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (w) sales or other dispositions of inventory in the ordinary course of business, (x) sales or other dispositions of other current assets, including receivables and accounts in the ordinary course of business, (y) sales or other dispositions of assets as part of normal retirements or replacements (z) like kind exchanges of operating assets to the extent that the operating assets received are of equal or greater value.

     'Issue Price' means the price at which a Unit is purchased from the Partnership, after taking into account any sales commission or underwriting discount charged to the Partnership.

     'Limited Partner' means, unless the context otherwise requires, (a) the Organizational Limited Partner, each Initial Limited Partner, each Substituted Limited Partner, each Additional Limited Partner, any Partner upon the change of its status from General Partner to Limited Partner pursuant to Sections 4.12, 5.8(g), 5.8(h), 11.1(d), 11.3(b) or 13.1(l) and (b) solely for purposes of
Articles V, VI, VII and IX and Sections 12.3 and 12.4, each Assignee.

     'Liquidation Date' means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to reconstitute the Partnership and continue its business has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

     'Liquidator' means the Managing General Partner or one or more other Persons selected by the Managing General Partner to perform the functions described in Section 12.3.

     'Managing General Partner' means National Propane Corporation and its successors and assigns as managing general partner of the Partnership.

     'Merger Agreement' has the meaning assigned to such term in Section 14.1.


     'Minimum Quarterly Distribution' means $0.525 per Unit per Quarter (except with respect to the period commencing on the Closing Date and ending on September 30, 1996, it means the product of $0.525 multiplied by a fraction of which the numerator is the number of days in the period commencing on the Closing Date and ending on September 30, 1996, and of which the denominator is
92), subject to adjustment in accordance with Sections 6.6 and 6.8.


     'National Propane Corporation' means National Propane Corporation, a Delaware corporation which is currently the Managing General Partner of the Partnership.

     'National Securities Exchange' means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute, or the Nasdaq Stock Market or any successor thereto.

     'Net Agreed Value' means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner or Assignee by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any indebtedness either assumed by such Partner or Assignee upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code.

     'Net Income' means, for any taxable year, the excess, if any, of the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.

     'Net Loss' means, for any taxable year, the excess, if any, of the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.

     'Net Positive Adjustments' means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

     'Net Termination Gain' means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

     'Net Termination Loss' means, for any taxable year, the sum, if negative, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

     'Non-citizen Assignee' means a Person whom the Managing General Partner has determined in its discretion does not constitute an Eligible Citizen and as to whose Partnership Interest the Managing General Partner has become the Substituted Limited Partner, pursuant to Section 4.10.

     'Nonrecourse Built-in Gain' means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(b)(i)(A), 6.2(b)(ii)(A) and 6.2(b)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

     'Nonrecourse Deductions' means any and all items of loss, deduction or expenditures (described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

     'Nonrecourse Liability' has  the meaning set  forth in Treasury  Regulation
Section 1.752-1(a)(2).

     'Notes' means the $125 million of First Mortgage Notes issued by the Managing General Partner and assumed by the Operating Partnership in conjunction with the Initial Offering.

     'Notice of Election to Purchase' has  the meaning assigned to such term  in
Section 15.1(b) hereof.

     'Operating Expenditures' means all Partnership Group expenditures, including, but not limited to, taxes, reimbursements of the General Partners and their Affiliates, debt service payments, and capital expenditures, subject to the following:

          (a) Payments (including prepayments) of principal of and premium on indebtedness shall not be an Operating Expenditure if the payment is (i) required in connection with the sale or other disposition of assets or (ii) made in connection with the refinancing or refunding of indebtedness with the proceeds from new indebtedness or from the sale of equity interests. For purposes of the foregoing, at the election and in the reasonable discretion of the Managing General Partner, any payment of principal or premium shall be deemed to be refunded or refinanced by any indebtedness incurred or to be incurred by the Partnership Group within 180 days before or after such payment to the extent of the principal amount of such indebtedness.

          (b) Operating Expenditures shall not include (i) capital expenditures made for Acquisitions or for Capital Improvements, (ii) payment of transaction expenses relating to Interim Capital Transactions or (iii) distributions to Partners. Where capital expenditures are made in part for Acquisitions or for Capital Improvements and in part for other purposes, the Managing General Partner's good faith allocation between the amounts paid for each shall be conclusive.

     'Operating Partnership' means National Propane, L.P., a Delaware limited partnership, and any successors thereto.

     'Operating Partnership Agreement' means the Amended and Restated Agreement of Limited Partnership of the Operating Partnership, as it may be amended, supplemented or restated from time to time.

     'Operating Surplus,' means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

          (a) the sum of (i) $15,400,000 plus all cash and cash equivalents of the Partnership Group on hand as of the close of business on the Closing Date, (ii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending with the last day of such period, other than cash receipts from Interim Capital Transactions (except to the extent specified in Section 6.5) and (iii) all cash receipts of the Partnership Group after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from borrowings for working capital purposes, less

          (b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending with the last day of such period and (ii) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the Managing General Partner to provide funds for future Operating Expenditures, provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced for purposes of determining Operating Surplus, within such period if the Managing General Partner so determines.

     Notwithstanding the foregoing, 'Operating Surplus' with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

     'Opinion of Counsel' means a written opinion of counsel (who may be regular counsel to Triarc, the Partnership or the General Partners or any of their Affiliates) acceptable to the Managing General Partner in its reasonable discretion.

     'Organizational Limited Partner' means Triarc, in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

     'Outstanding' means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as
Outstanding on the Partnership's books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partners or their Affiliates or their successors or assigns) beneficially owns 20% or more of any Outstanding Units of any class then Outstanding, all Units owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Unitholders to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that such Common Units shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Common Units shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement).

     'Over-allotment  Option'  means  the  over-allotment  option  to   purchase
additional Common Units granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

     'Parity Units' means Common Units and all other Units having rights to distributions or in liquidation ranking on a parity with the Common Units.

     'Partner Nonrecourse Debt' has the meaning set forth in Treasury Regulation
Section 1.704-2(b)(4).

     'Partner Nonrecourse Debt Minimum Gain' has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

     'Partner Nonrecourse Deductions' means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in
Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

     'Partners' means the General Partners, the Limited Partners and the holders of Common Units, Subordinated Units and Incentive Distribution Rights.

     'Partnership' means National Propane Partners, L.P., a Delaware limited partnership, and any successors thereto.

     'Partnership Group' means the Partnership, the Operating Partnership and any Subsidiary of either such entity, treated as a single consolidated entity.

     'Partnership Interest' means an interest in the Partnership, which shall include Unsubordinated General Partner Interests, Common Units, Subordinated Units, Incentive Distribution Rights and other Partnership Securities, or a combination thereof or interest therein, as the case may be.

     'Partnership Minimum Gain' means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).

     'Partnership Security' means any class or series of Unit, any option, right, warrant or appreciation rights relating thereto, or any other type of equity interest that the Partnership may lawfully issue, or any unsecured or secured debt obligation of the Partnership that is convertible into any class or series of equity interests of the Partnership.

     'Percentage Interest' means as of the date of such determination (a) as to the General Partners (in their capacity as General Partners with respect to their Unsubordinated General Partner Interests without reference to any Units or limited partner interests held by them), 2.0%, (b) as to any Unitholder or Assignee holding Units, the product of (i) 98% less the percentage applicable to clause (c) multiplied by (ii) the quotient of the number of Units held by such Unitholder or Assignee divided by the total number of all Outstanding Units, and
(c) as to the holders of additional Partnership Securities issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.

     'Person' means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

     'Per Unit Capital Amount' means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than a General Partner or any Affiliate of a General Partner who holds Units.

     'Pro Rata' means (a) when modifying Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when modifying Partners, Unitholders and Assignees, in accordance with their respective Percentage Interests, (c) when modifying holders of
Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number of Incentive Distribution Rights held by each such holder and (d) when modifying the General Partners, apportioned 50% to the Managing General Partner and 50% to the Special General Partner, provided, however, to the extent an allocation of losses pursuant to Section 6.1(b) or Section 6.1(c)(ii) would cause the Special General Partner to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit in its Adjusted Capital Account), then Pro Rata shall mean 100% to Managing General Partner and zero to the Special General Partner.

     'Purchase Date' means the date determined by the Managing General Partner as the date for purchase of all Outstanding Units (other than Units owned by the General Partners and their Affiliates) pursuant to Article XV.

     'Quarter' means, unless the context requires otherwise, a fiscal quarter of the Partnership.

     'Recapture Income' means any gain recognized by the Partnership (computed without regard to any adjustment required by Sections 734 or 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

     'Record Date' means the date established by the Managing General Partner for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Unitholders or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Unitholders or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

     'Record Holder' means the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or with respect to a holder of an Unsubordinated General Partner Interest, a Subordinated Unit, an Incentive Distribution Right or other Partnership Interest, the Person in whose name such Unsubordinated General Partner Interest, Subordinated Unit, Incentive Distribution Right or other Partnership Interest is registered on the books which the Managing General Partner has caused to be kept as of the opening of business on such Business Day.

     'Redeemable   Interests'  means  any  Partnership  Interests  for  which  a redemption notice  has been  given,  and has  not  been withdrawn,  pursuant  to
Section 4.11.

     'Registration Statement' means the Registration Statement on Form S-1 (Registration No. 333-2768), as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

     'Remaining Net Positive Adjustments' means as of the end of any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the excess of (a) the Net Positive Adjustments of the Unitholders holding Common Units or Subordinated Units as of the end of such period over (b) the sum of those Partners Share of Additional Book Basis Derivative Items for each prior taxable period, (ii) with respect to the General Partners as holders of the Unsubordinated General Partner Interests, the excess of (a) the Net Positive Adjustments of the General Partners with respect to the Unsubordinated General Partner Interests as of the end of such period over (b) the sum of the General Partners Share of Additional Book Basis Derivative Items with respect to the Unsubordinated General Partner Interests for each prior taxable period, and
(iii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

     'Remaining Subordinated Units'  has the  meaning assigned to  such term  in
Section 6.1(d)(x) hereof.

     'Required Allocations' means (a) any limitation imposed on any allocation of Net Losses or Net Termination Losses under Section 6.1(b) or 6.1(c)(ii) and
(b)  any allocation of  an item of  income, gain, loss  or deduction pursuant to
Section 6.1(d)(i), 6.1(d)(ii), 6.1(d)(iv), 6.1(d)(vii) or 6.1(d)(ix).

     'Residual Gain' or 'Residual Loss' means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 6.2(b)(i)(A) or 6.2(b)(ii)(A), respectively, to eliminate Book-Tax Disparities.

     'Restricted Activity' means the retail sales of propane to end users in the continental United States.

     'Second Liquidation Target Amount' has the meaning assigned to such term in
Section 6.1(c)(i)(E).


     'Second Target Distribution' means $0.665 per Unit (except with respect to the period commencing on the Closing Date and ending on September 30, 1996, it means the product of $0.665 multiplied by a fraction of which the numerator is equal to the number of days in the period commencing on the Closing Date and ending on September 30, 1996, and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.8.


     'Securities Act' means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

     'Share of Additional Book Basis Derivative Items' means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period,
(i) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as such Partner's Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time, (ii) with respect to the General Partners (as holders of the Unsubordinated General Partner Interests), the amount that bears the same ratio to such additional Book Basis Derivative Items as such Partners Remaining Net Positive Adjustments with respect to the Unsubordinated General Partner Interests as of the end of such Period bears to the Aggregate Remaining Net Positive Adjustment as of that time, and (iii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

     'Special Approval' means approval by a majority of the members of the Audit Committee.

     'Special General Partner' means National Propane SGP, Inc., a Delaware corporation and a wholly-owned subsidiary of National Propane Corporation and its successors and assigns as special general partner of the Partnership.

     'Subordinated Unit' means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and the General Partners (other than as holder of the Unsubordinated General Partner Interests or as holder of the Incentive Distribution Rights) and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term 'Subordinated Unit' as used herein does not include a Common Unit. Such Partnership Interest shall be a non-managing general partner interest until (a) pursuant to Section 13.1(l), the Managing General Partner or any of its Affiliates elects to convert such Units into a limited partner interest, at which point the Managing General Partner shall amend the Partnership Agreement to convert such Partnership Interest into a limited partner interest or (b) the conversion of such Unit into a limited partner interest pursuant to Sections 5.8(g) or 5.8(h) hereof, in which case, immediately prior to such transfer such Unit shall convert into a limited partner interest.

     'Subordination Period' means the period commencing on the Closing Date and ending on the first to occur of the following dates:

          (a) the first day of any Quarter beginning after June 30, 2001 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and
     Subordinated Units during such periods and (B) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units, plus the related distribution on the Unsubordinated General Partner Interests, during such periods and (ii) there are no Cumulative Common Unit Arrearages; and

          (b) the date on which the Managing General Partner is removed as a general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and Units held by the Managing General Partner and its Affiliates are not voted in favor of such removal.

     'Subsidiary' means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or
(ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

     'Substituted Holder of Incentive Distribution Rights' means a Person who is admitted to the Partnership as a holder of Incentive Distribution Rights pursuant to Section 10.5 in place of and with all the rights of a holder of Incentive Distribution Rights and who is shown as a holder of Incentive Distribution Rights on the books and records of the Partnership.

     'Substituted Unitholder' means a Person who is admitted as a Unitholder to the Partnership pursuant to Section 10.2 in place of and with all the rights of a Unitholder and who is shown as a Unitholder on the books and records of the Partnership.

     'Surviving Business  Entity'  has the  meaning  assigned to  such  term  in
Section 14.2(b).


     'Third Target Distribution' means $0.863 per Unit (except with respect to the period commencing on the Closing Date and ending on September 30, 1996, it means the product of $0.863 multiplied by a fraction of which the numerator is equal to the number of days in the period commencing on the Closing Date and ending on September 30, 1996, and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.8.


     'Trading Day' has the meaning assigned to such term in Section 15.1(a).

     'Transfer' has the meaning assigned to such term in Section 4.4(a).

     'Transfer Agent' means such bank, trust company or other Person (including the Managing General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Units.

     'Transfer Application' means an application and agreement for transfer of Units in the form set forth on the back of a Certificate or in a form substantially to the same effect in a separate instrument.

     'Triarc' means Triarc Companies, Inc., a Delaware corporation.

     'Triarc Loan' means the $40.7 million loan made on the Closing Date by the Operating Partnership to Triarc.

     'Triarc Merger' has the meaning assigned to such term in Section 4.7.

     'Underwriter' means each Person named as an underwriter in Exhibit A to the Purchase Agreement that purchases Common Units pursuant thereto.

     'Underwriting   Agreement'    means   the    Purchase   Agreement,    dated
               , 1996, among the Underwriters, the Managing General Partner, the Partnership and certain other parties, providing for the purchase of Common Units by such Underwriters.

     'Unit' means a Partnership Interest of a Limited Partner or Assignee or the Managing General Partner or the Special General Partner in the Partnership and shall include Common Units and Subordinated Units but shall not include (x) the Unsubordinated General Partner Interests or (y) Incentive Distribution Rights. All Units issued by the Partnership to holders who are unaffiliated with the General Partners shall be limited partner interests and shall remain limited partner interests even if subsequently acquired by either of the General Partners or any of their Affiliates.

     'Unitholders' means the holders of Common Units and Subordinated Units.

     'Unit Majority' means, during the Subordination Period, at least a majority of the Outstanding Common Units voting as a class and at least a majority of the Outstanding Subordinated Units voting as a class, and thereafter, at least a majority of the Outstanding Units.

     'Unpaid MQD' has the meaning assigned to such term in Section 6.1(c)(i)(B).

     'Unrealized Gain' attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over
(b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

     'Unrealized Loss' attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

     'Unrecovered Capital' means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital
Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the Managing General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

     'Unsubordinated General Partner Interests' are the General Partners rights to their allocations and distributions described herein exclusive of any right the General Partners have as holders of Common Units, Subordinated Units or Incentive Distribution Rights and representing a 2% Percentage Interest. The Managing General Partner shall possess all management rights of the Partnership. At the closing, the Unsubordinated General Partner Interests shall be held Pro-Rata by the General Partners.

     'U.S. GAAP' means United States Generally Accepted Accounting Principles consistently applied.

     'Withdrawal  Opinion of Counsel'  has the meaning assigned  to such term in
Section 11.1(b).

1.2 CONSTRUCTION

     Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; and (c) 'include' or 'includes' means includes, without limitation, and 'including' means including, without limitation.

                                   ARTICLE II
                                  ORGANIZATION

2.1 FORMATION


     The Managing General Partner, the Special General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the original Agreement of Limited Partnership of National Propane Partners, L.P. in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes.



2.2 NAME


     The name of the Partnership shall be 'National Propane Partners, L.P.' The Partnership's business may be conducted under any other name or names deemed necessary or appropriate by the Managing General Partner in its sole discretion, including the name of the Managing General Partner. The words

'Limited Partnership,' 'L.P.,' 'Ltd.' or similar words or letters shall be included in the Partnership's name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The Managing General Partner in its discretion may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

2.3 REGISTERED OFFICE; REGISTERED AGENT; PRINCIPAL OFFICE; OTHER OFFICES

     Unless and until changed by the Managing General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, New Castle County, Wilmington, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be CT Corporation System. The principal office of the Partnership shall be located at Suite 1700, IES Tower, 200 1st Street, S.E., P.O. Box 2067, Cedar Rapids, Iowa 52401-2067 or such other place as the Managing General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the Managing General Partner deems necessary or appropriate. The address of the Managing General Partner shall be Suite 1700, IES Tower, 200 1st Street, S.E., P.O. Box 2067, Cedar Rapids, Iowa 52401-2067 or such other place as the Managing General Partner may from time to time designate by notice to the Limited Partners.

2.4 PURPOSE AND BUSINESS

     The purpose and nature of the business to be conducted by the Partnership shall be to (a) serve as a limited partner in the Operating Partnership and, in connection therewith, to exercise all the rights and powers conferred upon the Partnership as a limited partner in the Operating Partnership pursuant to the Operating Partnership Agreement or otherwise, (b) engage directly in, or to enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that the Operating Partnership is permitted to engage in by the Operating Partnership Agreement and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, (c) engage directly in, or to enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the Managing General Partner and which lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and
(d) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member. The Managing General Partner, the Special General Partner and their Affiliates have no obligation or duty to the Partnership, the Special General Partner, the Unitholders, the Limited Partners, or the Assignees to propose or approve, and in its discretion may decline to propose or approve, the conduct by the Partnership of any business.

2.5 POWERS

     The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section
2.4 and for the protection and benefit of the Partnership.

2.6 POWER OF ATTORNEY

     (a) Each Unitholder, Limited Partner and each Assignee hereby constitutes and appoints the Managing General Partner and, if a Liquidator shall have been selected pursuant to Section 12.3, the Liquidator, severally (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

          (i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the Managing General Partner or the Liquidator deems necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the Managing General Partner or the Liquidator deems necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the Managing General Partner or the Liquidator deems necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.6; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger or consolidation of the Partnership pursuant to Article XIV; and

          (ii) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the discretion of the Managing General Partner or the Liquidator, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or is necessary or appropriate, in the discretion of the Managing General Partner or the Liquidator, to effectuate the terms or intent of this Agreement; provided, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Unitholders or the Limited Partners or of the Limited Partners of any class or series required to take any action, the Managing General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Unitholders or the Limited Partners or of the Limited Partners of such class or series, as applicable.

     Nothing contained in this Section 2.6(a) shall be construed as authorizing the Managing General Partner to amend this Agreement except in accordance with
Article XIII or as may be otherwise expressly provided for in this Agreement.

     (b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Unitholder, Limited Partner or Assignee and the transfer of all or any portion of such Unitholder's, Limited Partner's or Assignee's Partnership Interest and shall extend to such Unitholder's, Limited Partner's or Assignee's heirs, successors, assigns and personal representatives. Each such Unitholder, Limited Partner or Assignee hereby agrees to be bound by any representation made by the Managing General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Unitholder, Limited Partner or Assignee, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the Managing General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the Managing General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the Managing General Partner or the Liquidator deems necessary to effectuate this Agreement and the purposes of the Partnership.

2.7 TERM

     The Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the close of Partnership business on December 31, 2086, or until the earlier termination of the Partnership in accordance with the provisions of
Article XII.

2.8 TITLE TO PARTNERSHIP ASSETS

     Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner or Assignee, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, a General Partner, one or more of its Affiliates or one or more nominees, as the Managing General Partner may determine. The General Partners hereby declare and warrant that any Partnership assets for which record title is held in the name of a General Partner or one or more of its Affiliates or one or more nominees shall be held by such General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the Managing General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the Managing General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner holding record title or as soon thereafter as practicable, such General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the Managing General Partner; provided, further, notwithstanding the foregoing with respect to the transfer of assets pursuant to the Contribution and Conveyance Agreement, the provisions of the Contribution and Conveyance Agreement shall control. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

                                  ARTICLE III
                           RIGHTS OF LIMITED PARTNERS

3.1 LIMITATION OF LIABILITY

     The Limited Partners and the Assignees shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

3.2 MANAGEMENT OF BUSINESS

     No Limited Partner or Assignee (other than the Managing General Partner, or any of its Affiliates or any officer, director, employee, partner, agent or trustee of the Managing General Partner or any of its Affiliates, or any director, employee or agent of a Group Member, in its capacity as such, if such Person shall also be a Limited Partner or Assignee) shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership's business, transact any business in the Partnership's name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the Managing General Partner or any officer, director, employee, partner, agent or trustee of the Managing General Partner or any of its Affiliates, or any director, employee or agent of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

3.3 OUTSIDE ACTIVITIES OF THE LIMITED PARTNERS

     Subject to the provisions of Section 7.5, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners or Assignees, any Limited Partner or Assignee shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners or Assignees shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee.

3.4 RIGHTS OF LIMITED PARTNERS

     (a) In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner's interest as a limited partner in the Partnership, upon reasonable written demand and at such Limited Partner's own expense:

          (i) to obtain information regarding the status of the business and financial condition of the Partnership;

          (ii) promptly after becoming available, to obtain a copy of the Partnership's federal, state and local tax returns for each year;

          (iii) to have furnished to him, a current list of the name and last known business, residence or mailing address of each Partner;

          (iv) to have furnished to him, a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with a copy of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

          (v) to obtain information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

          (vi) to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

     (b) The General Partners may keep confidential from the Limited Partners and Assignees, for such period of time as the Managing General Partner deems reasonable, (i) any information that the Managing General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the Managing General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

                                   ARTICLE IV
                   CERTIFICATES; RECORD HOLDERS; TRANSFER OF
                      PARTNERSHIP INTERESTS; REDEMPTION OF
                             PARTNERSHIP INTERESTS
4.1 CERTIFICATES

     Upon the Partnership's issuance of Common Units or Subordinated Units to any Person, the Partnership shall issue one or more Certificates in the name of such Person evidencing the number of such Units being so issued. In addition,
(a) upon a General Partner's request, the Partnership shall issue to it one or more Certificates in the General Partners' name evidencing their Unsubordinated General Partner Interests in the Partnership and (b) upon the request of any Person owning Incentive

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Distribution  Rights, the  Partnership shall  issue to  such Person  one or more certificates evidencing such Incentive Distribution Rights. Certificates shall be executed on behalf of the Partnership by the Managing General Partner. No Common Unit Certificate shall be valid for any purpose until it has been
countersigned   by  the  Transfer  Agent.   The  Partners  holding  Certificates
evidencing Subordinated Units may exchange such Certificates for Certificates evidencing Common Units on or after the date on which such Subordinated Units are converted into Common Units pursuant to the terms of Section 5.8. In addition, the holder of any Partnership Interest that is converted, pursuant to this Agreement, from a general partner interest into a limited partner interest, may exchange such certificates for new certificates evidencing such limited partner status.

4.2 MUTILATED, DESTROYED, LOST OR STOLEN CERTIFICATES

     (a) If any mutilated Certificate is surrendered to the Transfer Agent, the Managing General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number of Units as the Certificate so surrendered.

     (b) The Managing General Partner shall execute, and the Transfer Agent shall countersign and deliver a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

          (i) makes proof by affidavit, in form and substance satisfactory to the Partnership, that a previously issued Certificate has been lost, destroyed or stolen;

          (ii) requests the issuance of a new Certificate before the Partnership has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

          (iii) if requested by the Partnership, delivers to the Partnership a bond, in form and substance satisfactory to the Partnership, with surety or sureties and with fixed or open penalty as the Partnership may reasonably direct, in its sole discretion, to indemnify the Partnership, the Partners and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

          (iv) satisfies any other reasonable requirements imposed by the Partnership.

     If a Limited Partner or Assignee fails to notify the Partnership within a reasonable time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Units represented by the Certificate is registered before the Partnership, the Managing General Partner or the Transfer Agent receives such notification, the Limited Partner or Assignee shall be precluded from making any claim against the Partnership, the General Partners and the Transfer Agent for such transfer or for a new Certificate.

     (c) As  a condition  to the  issuance  of any  new Certificate  under  this
Section 4.2, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

4.3 RECORD HOLDERS

     The Partnership shall be entitled to recognize the Record Holder as the partner or Assignee with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed for trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Units, as between the Partnership on the one hand, and such other Persons on the other, such representative Person (a) shall be the Partner or Assignee (as the case may be) of record and

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
beneficially, (b) must execute and deliver a Transfer Application and (c) shall be bound by this Agreement and shall have the rights and obligations of a partner or Assignee (as the case may be) hereunder and as, and to the extent, provided for herein.

4.4 TRANSFER GENERALLY

     (a) The term 'transfer,' when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction by which a General Partner assigns its Unsubordinated General Partnership Interest to another Person, by which a Unitholder assigns a Unit to another Person who is or becomes a partner or an Assignee, by which the holder of an Incentive Distribution Right assigns such Partnership Interest to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise.

     (b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

     (c) Nothing contained in this Agreement shall be construed to prevent a disposition by any shareholder of a General Partner of any or all of the issued and outstanding capital stock of a General Partner.

     (d) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed for trading.

4.5 REGISTRATION AND TRANSFER OF UNITS

     (a) The Partnership shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Units. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates representing Units unless such transfers are effected in the manner described in this Section 4.5. Upon surrender for registration of transfer of any Units evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers on behalf of the Partnership shall execute, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Certificates evidencing the same aggregate number of Units as was evidenced by the Certificate so surrendered.

     (b) Except as otherwise provided in Section 4.10, the Partnership shall not recognize any transfer of Units until the Certificates evidencing such Units are surrendered for registration of transfer and such Certificates are accompanied by a Transfer Application duly executed by the transferee (or the transferee's attorney-in-fact duly authorized in writing). No charge shall be imposed by the Partnership for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

     (c)  Units may be transferred only in  the manner described in this Section
4.5. The transfer of any Units and the admission of any new Partner shall not constitute an amendment to this Agreement.

     (d) Until admitted as a Substituted Unitholder pursuant to Section 10.2, the Record Holder of a Unit shall be an Assignee in respect of such Unit. Unitholders may include custodians, nominees or any other individual or entity in its own or any representative capacity.

     (e) A transferee who has completed and delivered a Transfer Application shall be deemed to have (i) requested admission as a Substituted Unitholder, as applicable, (ii) agreed to comply with and be bound by and to have executed this Agreement, (iii) represented and warranted that such transferee has the right, power and authority and, if an individual, the capacity to enter into this Agreement, (iv) granted the powers of attorney set forth in this Agreement and (v) given the consents and approvals and made the waivers contained in this Agreement.

     (f) The Managing General Partner and Special General Partner shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

4.6 TRANSFER OF A GENERAL PARTNER'S UNSUBORDINATED GENERAL PARTNER INTEREST

     Except for (a) an exchange by the Special General Partner of any portion of its Unsubordinated General Partner Interest pursuant to Section 4.12 or (b) a transfer by one of the General Partners of all, but not less than all, of its Unsubordinated General Partner Interest to (i) an Affiliate of such General Partner or (ii) another Person in connection with the merger or consolidation of such General Partner with or into another Person or the transfer by such General Partner of all or substantially all of its assets to another Person, which in any such case, shall only be limited by the provisions of this Section 4.6 or
4.7 (whichever is applicable), prior to June 30, 2006, a General Partner shall not transfer all or any part of its Unsubordinated General Partner Interest to a Person unless such transfer has been approved by the prior written consent or vote of the holders of at least a Unit Majority. Notwithstanding anything herein to the contrary, no transfer by a General Partner of all or any part of its Unsubordinated General Partner Interest to another Person shall be permitted unless (A) the transferee agrees to assume the rights and duties of such transferring General Partner under this Agreement and the Operating Partnership Agreement and to be bound by the provisions of this Agreement and the Operating Partnership Agreement, (B) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or of any limited partner of the Operating Partnership or cause the Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (C) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership interest of the transferring General Partner as the general partner of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as a General Partner immediately prior to the transfer of the Unsubordinated General Partner Interest, and the business of the Partnership shall continue without dissolution.

4.7 MERGER OR LIQUIDATION OF THE MANAGING GENERAL PARTNER INTO TRIARC

     Notwithstanding anything else herein contained (including the provisions of
Section 4.6 hereof), National Propane Corporation as the Managing General Partner (or an Affiliate of National Propane Corporation that becomes the successor Managing General Partner) may, without any consent of the Unitholders, merge or liquidate into Triarc (the 'Triarc Merger'); provided, however that prior to the Triarc Merger (a) the Partnership received an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or of any limited partner of the Operating Partnership or cause the Partnership or Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed), (b) the Special General Partner has a 1% Unsubordinated General Partner Interest and 1.0101% general partner interest in the Operating Partnership and (c) the Special General Partner has been capitalized by Triarc so that at the time of the Triarc Merger, the Special General Partner has a net worth equal to at least $15 million independent of its interest in the Partnership Group. Such transfer of the Managing General Partner's Unsubordinated General Partner Interests upon the Triarc Merger shall not be an Event of Withdrawal and the surviving entity as a result of the Triarc Merger shall automatically be admitted hereunder as the Managing General Partner of the Partnership and as the Managing General Partner of the other Group Members. If a merger or liquidation does not qualify under
Section 4.7, such merger or liquidation may still not require Unitholder consent if it qualifies as not requiring consent pursuant to Section 4.6. To the extent that the Delaware Act requires consent, Unitholders by becoming Limited Partners hereby grant such consent.

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
4.8 TRANSFER OF INCENTIVE DISTRIBUTION RIGHTS

     A holder of Incentive Distribution Rights may transfer any or all of the Incentive Distribution Rights held by such holder without any consent of the Unitholders. The Managing General Partner shall have the authority (but shall not be required) to adopt such reasonable restrictions on the transfer of Incentive Distribution Rights and requirements for registering the transfer of Incentive Distribution Rights as the Managing General Partner, in its sole discretion, shall determine are necessary or appropriate.

4.9 RESTRICTIONS ON TRANSFERS

     (a) Notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interest shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authorities with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership or the Operating Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

     (b) The Managing General Partner may impose restrictions on the transfer of Partnership Interests if a subsequent Opinion of Counsel determines that such restrictions are necessary to avoid a significant risk of the Partnership's or the Operating Partnership's becoming taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes. The restrictions may be imposed by making such amendments to this Agreement as the Managing General Partner may determine to be necessary or appropriate to impose such restrictions; provided, however, that any amendment that the Managing General Partner believes, in the exercise of its reasonable discretion, could result in the delisting or suspension of trading of any class of Units on the principal National Securities Exchange on which such class of Units is then traded must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Units of such class.

     (c) The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.7(b).

4.10 CITIZENSHIP CERTIFICATES; NON-CITIZEN ASSIGNEES

     (a) If any Group Member is or becomes subject to any federal, state or local law or regulation that, in the reasonable determination of the Managing General Partner, creates a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Partner or Assignee, the Managing General Partner may request any Partner or Assignee to furnish to the Managing General Partner, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning his nationality, citizenship or other related status (or, if the Partner or Assignee is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the Managing General Partner may request. If a Partner or Assignee fails to furnish to the Managing General Partner within the aforementioned 30-day period such Citizenship Certification or other requested information or if upon receipt of such Citizenship Certification or other requested information the General Partner determines, with the advice of counsel, that a Partner or Assignee is not an Eligible Citizen, the Partnership Interests owned by such Partner or Assignee shall be subject to redemption in accordance with the provisions of Section 4.11. In addition, the Managing General Partner may require that the status of any such Partner or Assignee be changed to that of a Non-citizen Assignee and, thereupon, the Managing General Partner shall be substituted for such Non-citizen Assignee as the Partner in respect of his Units.

     (b) The Managing General Partner shall, in exercising voting rights in respect of Units held by it on behalf of Non-citizen Assignees, distribute the votes in the same ratios as the votes of Partners (including without limitation the General Partners) in respect of Units other than those of Non-citizen Assignees are cast, either for, against or abstaining as to the matter.

     (c) [Intentionally Deleted]

     (d) At any time after he can and does certify that he has become an Eligible Citizen, a Non-citizen Assignee may, upon application to the Managing General Partner, request admission as a Substituted Limited Partner with respect to any Units of such Non-citizen Assignee not redeemed pursuant to Section 4.11, and upon his admission pursuant to Section 10.2, the Managing General Partner shall cease to be deemed to be the Limited Partner in respect of the Non-citizen Assignee's Units.

4.11 REDEMPTION OF PARTNERSHIP INTERESTS OF NON-CITIZEN ASSIGNEES

     (a) If at any time a Partner or Assignee fails to furnish a Citizenship Certification or other information requested within the 30-day period specified in Section 4.10(a), or if upon receipt of such Citizenship Certification or other information the Managing General Partner determines, with the advice of counsel, that a Partner or Assignee is not an Eligible Citizen, the Partnership may, unless the Partner or Assignee establishes to the satisfaction of the Managing General Partner that such Partner or Assignee is an Eligible Citizen or has transferred his Partnership Interests to a Person who is an Eligible Citizen and who furnishes a satisfactory Citizenship Certification to the Managing General Partner prior to the date fixed for redemption as provided below, redeem the Partnership Interest of such Partner or Assignee as follows:

          (i) The Managing General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Partner or Assignee, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate evidencing the Redeemable Interests and that on and after the date fixed for redemption no further allocations or distributions to which the Partner or Assignee would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

          (ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Partnership Interests of the class to be so redeemed multiplied by the number of Partnership Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, in the discretion of the Managing General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 8% annually and payable in three equal annual installments of principal together with accrued and unpaid interest, commencing one year after the redemption date.

          (iii) Upon surrender by or on behalf of the Partner or Assignee, at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, the Partner or Assignee or his duly authorized representative shall be entitled to receive the payment therefor.

          (iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Partnership Interests.

     (b) The provisions of this Section 4.11 shall also be applicable to Partnership Interests held by a Partner or Assignee as nominee of a Person determined to be other than an Eligible Citizen.

     (c) Nothing in this Section 4.11 shall prevent the recipient of a notice of redemption from transferring his Partnership Interests before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Partnership Interests certifies to the satisfaction of the Managing General Partner in a Citizenship Certification delivered in connection with the Transfer Application that he is an Eligible Citizen. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

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
4.12 EXCHANGE BY SPECIAL GENERAL PARTNER OF ITS UNSUBORDINATED GENERAL PARTNER INTEREST AND ITS INTEREST IN THE OPERATING PARTNERSHIP


     If the Managing General Partner has not entered into the Triarc Merger pursuant to Section 4.7, then the Special General Partner may, at any time, in one or more exchanges and in its sole discretion, exchange all or a portion of its Unsubordinated General Partner Interest together with an equal portion of its partnership interest in the Operating Partnership for Units having rights to distributions of Available Cash from Operating Surplus equal to the distribution rights with respect to such Available Cash from Operating Surplus of the combined effective percentage interest in the Partnership and the Operating Partnership that the Special General Partner exchanged. For example, as of the Closing Date the Special General Partner's combined effective 2% interest in the Partnership and the Operating Partnership would be exchanged into 223,419 Units (or 242,765 Units if the over-allotment option is exercised, notwithstanding the fact that the Special General Partner is not required to make any additional capital contribution upon the exercise of the over-allotment option). Additional capital contributions pursuant to Section 5.2 will increase the number of Units into which such combined interest is exchanged. The Units received by the Special General Partner pursuant to this Section 4.12 shall be (x) limited partner interests and (b) issued as a combination of Subordinated Units and Common Units; the proportion of the Subordinated Units to the total Units received in this exchange shall be in the same proportion that the unconverted Subordinated Units initially issued pursuant to Section 5.2 hereof that are outstanding immediately before such exchange represent in relation to the total Subordinated Units initially issued pursuant to Section 5.2 hereof. The Special General Partner at the time of such conversion will have the same rights with respect to its Common Units and Subordinated Units (including the right to Cumulative Common Unit Arrearages) as the rights possessed by other Unitholders of such Units, except, however, Units received upon such conversion will have an aggregate capital account equal to the aggregate capital account of the combined interest in the Partnership and the Operating Partnership that the Special General Partner exchanged. Common Units issued pursuant to this Section 4.12 shall be subject to the restrictions of Section 6.7(b).


                                   ARTICLE V
          CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

5.1 ORGANIZATIONAL CONTRIBUTIONS

     In connection with the formation of the Partnership under the Delaware Act, the Managing General Partner and the Special General Partner each made an initial Capital Contribution to the Partnership in the amount of $10.00, for an interest in the Partnership and each has been admitted as a General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $980.00 for an interest in the Partnership and has been admitted as a Limited Partner of the Partnership. The Managing General Partner shall have a managing general partner interest and the Special General Partner will have a non-managing general partner interest. As of the Closing Date, the interest of the Organizational Limited Partner shall be redeemed as provided in the Contribution and Conveyance Agreement; the initial Capital Contributions of each Partner shall thereupon be refunded; and the Organizational Limited Partner shall cease to be a Limited Partner of the Partnership. Ninety-eight percent of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions shall be allocated and distributed to the Organizational Limited Partner, and the balance thereof shall be allocated and distributed to the General Partners, Pro Rata.

5.2 CONTRIBUTIONS BY GENERAL PARTNERS

     On the Closing Date and pursuant to the Contribution and Conveyance Agreement, the Managing General Partner shall contribute to the Partnership, as a Capital Contribution, all of its limited partner interest in the Operating Partnership in exchange for (i) the continuation of its 1% Unsubordinated General Partner Interest, subject to all of the rights, privileges and duties of the Managing General Partner under this Agreement, (ii) 4,533,638 Subordinated Units and (iii) all of the Incentive

Distribution Rights. Simultaneously, on the Closing Date and pursuant to the Contribution and Conveyance Agreement, the Special General Partner shall contribute to the Partnership as a Capital Contribution all of its limited partner interest in the Operating Partnership in exchange for the continuation of its 1% Unsubordinated General Partner Interest relating to the Special General Partner subject to all of the rights, privileges and duties of the Special General Partner under this Agreement. In addition, upon the issuance of any additional limited partnership interests by the Partnership (other than (a) the conversion of general partner interests into limited partner interests pursuant to Sections 4.12, 5.8(g), 5.8(h), 11.1(d), 11.3(b) or 13.1(l), or (b)
the issuance of the Common Units issued in the Initial Offering or pursuant to the Over-Allotment Option), the General Partners shall be required to make, Pro-Rata, additional Capital Contributions equal to 2/98th of any amount contributed to the Partnership in exchange for such Additional Units. Except as set forth in the immediately preceding sentence and Article XII, the General Partners shall not be obligated to make any additional Capital Contributions to the Partnership.

5.3 CONTRIBUTIONS BY INITIAL LIMITED PARTNERS

     (a) On the Closing Date and pursuant to the Underwriting Agreement and the Contribution and Conveyance Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the 'Closing Date,' as such term is defined in the Underwriting Agreement. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contribution to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

     (b) Upon the exercise of the Over-allotment Option, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Date of Delivery. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contributions to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

     (c) No Limited Partner Partnership Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to subparagraph (a) hereof in aggregate number equal to 6,190,476 and (ii) the 'Additional Units' as such term is defined in the Underwriting Agreement in aggregate number up to 928,571 issuable upon exercise of the Over-allotment Option pursuant to subparagraph (b) hereof.

5.4 INTEREST AND WITHDRAWAL

     No interest shall be paid by the Partnership on Capital Contributions. No Partner or Assignee shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner or Assignee shall have priority over any other Partner or Assignee either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners and Assignees agree within the meaning of 17-502(b) of the Delaware Act.

5.5 CAPITAL ACCOUNTS

     (a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with
Section 6031(c) of the Code or any other method acceptable to the Managing General Partner in its sole discretion) owning a Partnership Interest a separate Capital

Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest pursuant to this Agreement and (ii) all items of Partnership income and gain (including, without limitation, income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest pursuant to this Agreement and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

     (b) For purposes of computing the amount of any item of income, gain, loss or deduction which is to be allocated pursuant to Article VI and is to be reflected in the Partners' Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including, without limitation, any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

          (i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the Managing General Partner based upon the provisions of the Operating Partnership Agreement) of all property owned by the Operating Partnership.

          (ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to
     Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

          (iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes.

          (iv) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership's Carrying Value with respect to such property as of such date.

          (v) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment and (B) using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided, however, that, if the asset has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any reasonable method that the General Partner may adopt.

          (vi) If the Partnership's adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to
     Section 48(q)(1) or  48(q)(3) of  the Code,  the amount  of such  reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Partners pursuant to Section 6.1. Any restoration of such basis pursuant to Section 48(q)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Partners to whom such deemed deduction was allocated.

     (c) (i) Except as otherwise provided in Section 5.5(c)(ii), a transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred; provided, however, that, if the transfer causes a termination of the Partnership under Section 708(b)(1)(B) of the Code, the Partnership's properties and liabilities shall be deemed (i) to have been distributed in liquidation of the Partnership to the Partners (including any transferee of a Partnership Interest that is a party to the transfer causing such termination) pursuant to Section
12.4 (after adjusting the balance of the Capital Accounts of the Partners as provided in Section 5.5(d)(ii)) and recontributed by such Partners in reconstitution of the Partnership or (ii) to be treated as mandated by Treasury Regulations issued pursuant to Section 704 and 708 of the Code. Any such deemed contribution or distribution shall be treated as an actual contribution or distribution, as the case may be, for purposes of this Section 5.5. In such event, the Carrying Values of the Partnership properties shall be adjusted immediately prior to such deemed contribution and distribution pursuant to
Section 5.5(d)(ii) and such Carrying Values shall then constitute the Agreed Values of such properties upon such deemed contribution to the new Partnership. The Capital Accounts of such new Partnership shall be maintained in accordance with the principles of this Section 5.5.


     (ii) Immediately prior to (x) the transfer of a Subordinated Unit (other than a transfer to an Affiliate of the Managing General Partner, unless the Managing General Partner elects to have this subparagraph 5.5(c)(ii) apply), (y) the transfer of a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.8 by a holder thereof or (z) transfer of Units received upon the exchange of all or a portion of the Unsubordinated General Partner Interests into Units ('Exchange Units') pursuant to Section 4.12, the Capital Account maintained for such Person with respect to its Subordinated Units, converted Subordinated Units or Exchange Units will (A) first, be allocated to the Subordinated Units, converted Subordinated Units or Exchange Units to be transferred in an amount equal to the product of (x) the number of such Subordinated Units, converted Subordinated Units or Exchange Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Subordinated Units, converted Subordinated Units or Exchange Units. Following any such allocation, the transferor's Capital Account, if any, maintained with respect to the retained Subordinated Units, converted Subordinated Units or Exchange Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee's Capital Account established with respect to the transferred Subordinated Units, converted Subordinated Units or Exchange Units will have a balance equal to the amount allocated under clause (A) hereinabove.


     (d) (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Units for cash or Contributed Property or the conversion of the General Partner's Combined Interest to Common Units pursuant to Section 11.3(b) (or upon the occurrence of other event listed in such regulation), the Capital Account of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1(c). In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to the issuance of additional Units shall be determined by the Managing General Partner using such reasonable method of valuation as it may adopt; provided, however, that the Managing General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The Managing General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines in its discretion to be reasonable) to arrive at a fair market value for individual properties.

     (ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1(c). In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution which is not made pursuant to Section 12.4 or in the case of a deemed distribution occurring as a result of a termination of the Partnership pursuant to Section 708 of the Code, be determined and allocated in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such reasonable method of valuation as it may adopt.

5.6 ISSUANCES OF ADDITIONAL PARTNERSHIP SECURITIES

     (a) Subject to Section 5.7, the Partnership may issue additional Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as shall be established by the Managing General Partner in its sole discretion, all without the approval of any Unitholders or Limited Partners.

     (b) Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the Managing General Partner in the exercise of its sole discretion, including (i) the right to share Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may redeem the Partnership Security; (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; and (vii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.

     (c) The Managing General Partner is hereby authorized and directed to take all actions that it deems necessary or appropriate in connection with (i) each issuance of Partnership Securities pursuant to this Section 5.6, (ii) the conversion of a general partner interest into a limited partner interest pursuant to the terms of this Agreement, (iii) the admission of Additional Limited Partners and (iv) all additional issuances of Partnership Securities. The Managing General Partner is further authorized and directed to specify the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The Managing General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things it deems to be necessary or advisable in connection with any future issuance of Partnership Securities or in connection with the conversion of a general partner interest into a limited partner interest pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed for trading.

5.7 LIMITATIONS ON ISSUANCE OF ADDITIONAL PARTNERSHIP SECURITIES

     The issuance of Partnership Securities pursuant to Section 5.6 shall be subject to the following restrictions and limitations:

          (a) During the Subordination Period, the Partnership shall not issue an aggregate of more than 3,095,238 additional Parity Units or an equivalent number of Partnership Securities having rights to distributions or in liquidation ranking on a parity with the Common Units, or ranking on parity with, or prior or senior to, the Subordinated Units in either case without the prior approval of the holders of a Unit Majority. In applying this limitation, there shall be excluded Common Units issued
     (A) in connection with the exercise of the Over-allotment Option, (B) in accordance with Sections 5.7(b) and 5.7(c), (C) upon conversion of Subordinated Units pursuant to Section 5.8, (D) for purchase by the Managing General Partner or any other Group Member in respect of, or otherwise issued upon, the exercise of options granted by the Managing General Partner or any other Group Member pursuant to any of its employee benefit plan or otherwise in connection with the employee benefits plans of the Managing General Partner or any other Group Member, (E) upon the exchange of all or a portion of the Special General Partner's Unsubordinated General Partner Interests and of its partnership interest in the Operating Partnership pursuant to Section 4.12 and (F) in the event of a combination or subdivision of Common Units.

          (b) The Partnership may also issue an unlimited number of Parity Units or an equivalent number of Partnership's Securities having rights to distributions or in liquidation ranking on a parity with, or prior or senior to, the Subordinated Units, in either case, prior to the end of the Subordination Period and without the prior approval of the Unitholders if such issuance occurs (i) in connection with an Acquisition or a Capital Improvement or (ii) within 365 days of, and the net proceeds from such issuance are used to repay debt incurred in connection with, an Acquisition or a Capital Improvement, in each case where such Acquisition or Capital Improvement involves assets that, if acquired by the Partnership as of the date that is one year prior to the first day of the Quarter in which such Acquisition is to be consummated or such Capital Improvement is to be completed, would have resulted in an increase in:

             (A) the amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) with respect to each of the four most recently completed Quarters (on a pro forma basis as described below) as compared to

             (B) the actual amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) with respect to each of such four Quarters (or if the issuances of Units with respect to an Acquisition or Capital Improvement occurs within the first full four quarters from the Closing Date, then Adjusted Operating Surplus as utilized in clause (i) and (ii) shall be based on the Partnership's pro forma amount of Adjusted Operating Surplus for any quarter (as reflected in the Registration Statement) in which there was no actual performance).

          The amount in clause (i) shall be determined on a pro forma basis assuming that (A) all of the Parity Units or Partnership Securities to be issued in connection with or within 365 days of such Acquisition or Capital Improvement had been issued and outstanding, (B) all indebtedness for borrowed money to be incurred or assumed in connection with such Acquisition or Capital Improvement (other than any such indebtedness that is to be repaid with the proceeds of such debt issuance) had been incurred or assumed, in each case as of the commencement of such four-Quarter period, (C) the personnel expenses that would have been incurred by the Partnership in the operation of the acquired assets are the personnel expenses for employees to be retained by the Partnership in the operation of the acquired assets, and (D) the non-personnel costs and expenses are computed on the same basis as those incurred by the Partnership in the operation of the Partnership's business at similarly situated Partnership facilities.

          (c) The Partnership may also issue an unlimited number of Parity Units or an equivalent number of Partnership Securities having rights to distributions or in liquidation ranking on a parity with the Common Units or ranking on parity with, or prior or senior to, the Subordinated Units, in either case prior to the end of the Subordination Period and without the approval of the Unitholders if the proceeds from such issuance are used exclusively to repay up to $50 million of indebtedness of a Group Member where the aggregate amount of distributions that would have been paid with respect to such newly issued Units or Partnership Securities, plus the related distributions on the Unsubordinated General Partner Interests in respect of the four-Quarter period ending prior to the first day of the Quarter in which the issuance is to be consummated (assuming such additional Units or Partnership Securities had been Outstanding throughout such period and that distributions equal to the distributions that were actually paid on the Outstanding Units during the period were paid on such additional Units) did not exceed the interest costs actually incurred during such period on the indebtedness that is to be repaid (or, if such indebtedness was not outstanding throughout the entire period, would have been incurred had such indebtedness been outstanding for the entire period).

          (d) During the Subordination Period, the Partnership shall not issue additional Partnership Securities having rights to distributions or in liquidation ranking prior or senior to the Common Units, without the prior approval of the holders of a Unit Majority.

          (e) No fractional Units shall be issued by the Partnership.

5.8 CONVERSION OF SUBORDINATED UNITS

     (a) A total of 1,133,410 of the Outstanding Subordinated Units plus one-quarter (25%) of the Subordinated Units, if any, previously issued pursuant to Section 4.12 will convert into Common Units on a one-for-one basis on the first day after the Record Date for distribution in respect of any Quarter ending on or after June 30, 1999, in respect of which:

          (i) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equals or exceeds the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units during such periods;

          (ii) the Adjusted Operating Surplus generated during each of the two consecutive, non-overlapping four-Quarter periods immediately preceding such date equals or exceeds the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units, plus the related distribution on the Unsubordinated General Partner Interests, during such periods; and

          (iii) the Cumulative Common Unit Arrearage on all of the Common Units is zero.

     (b) An additional 1,133,410 of the Outstanding Subordinated Units plus a number of additional Outstanding Subordinated Units equal to one quarter (25%) of the total Units previously issued pursuant to Section 4.12 will convert into Common Units on a one-for-one basis on the first day after the Record Date for distribution in respect of any Quarter ending on or after June 30, 2000, in respect of which:

          (i) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equals or exceeds the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units during such periods;

          (ii) the Adjusted Operating Surplus generated during each of the two consecutive, non-overlapping four-Quarter periods immediately preceding such date equals or exceeds the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units, plus the related distribution on the Unsubordinated General Partner Interests, during such periods; and

          (iii) the Cumulative Common Unit Arrearage on all of the Common Units is zero;

provided,  however, that the  conversion of Subordinated  Units pursuant to this
Section 5.8(b) may not occur until at least one year following the conversion of Subordinated Units pursuant to Section 5.8(a).

     (c) In the event that less than all of the Outstanding Subordinated Units shall convert into Common Units pursuant to Section 5.8(a) or 5.8(b) at a time when there shall be more than one holder of Subordinated Units, then, unless all of the holders of Subordinated Units shall agree to a different allocation, the Subordinated Units that are to be converted into Common Units shall be allocated among the holders of Subordinated Units pro rata based on the number of Subordinated Units owned by each such holder.

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

     (d) Any Subordinated Units that are not converted into Common Units pursuant to Sections 5.8(a) and (b) shall convert into Common Units on a one-for-one basis on the first day following the Record Date for distributions in respect of the final Quarter of the Subordination Period.

     (e) Notwithstanding any other provision of this Agreement, all the then Outstanding Subordinated Units will automatically convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4 hereof.

     (f) A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7(b).

     (g) A Subordinated Unit (if not previously converted into a limited partner interest pursuant to the terms of this Agreement) that converts to a Common Unit shall automatically become a limited partner interest immediately prior to the time of such conversion into a Common Unit. This conversion into a limited partner interest shall be effective even if such Unit is subject to the restrictions of Section 6.7(b).

     (h) A Subordinated Unit (if not previously converted into a limited partner interest pursuant to the terms of this Agreement) shall automatically convert into a limited partner interest in the hands of the transferor immediately prior to the transfer of such Unit to a Person who is not an Affiliate of the Managing General Partner.

5.9 LIMITED PREEMPTIVE RIGHT

     Except as provided in this Section 5.9 and Section 5.2, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The Managing General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the Managing General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partners and their Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.

5.10 SPLITS AND COMBINATION

     (a) Subject to Sections 5.10(d), 6.6 and 6.8 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units (including the number of Subordinated Units that may convert prior to the end of the Subordination Period and the number of additional Parity Units or Partnership Securities having rights to distributions or in liquidation ranking on a parity with or prior or senior to the Subordinated Units that may be issued pursuant to Section 5.7 without a Unitholder vote) are proportionately adjusted retroactive to the beginning of the Partnership.

     (b) Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the Managing General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The Managing General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The Managing General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

     (c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the Managing General Partner may adopt such other procedures as it may deem appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the

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
Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

     (d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.7(e) and this Section 5.10(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

5.11 FULLY PAID AND NON-ASSESSABLE NATURE OF LIMITED PARTNER PARTNERSHIP
INTERESTS

     All Limited Partner Partnership Interests either (a) issued pursuant to, and in accordance with the requirements of, this Article V or (b) converted from a general partner interest into a limited partner interest pursuant to the terms of this Agreement shall be fully paid and non-assessable Limited Partner Partnership Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 of the Delaware Act.

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

                                   ARTICLE VI
                         ALLOCATIONS AND DISTRIBUTIONS

6.1 ALLOCATIONS FOR CAPITAL ACCOUNT PURPOSE

     For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership's items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided hereinbelow.

     (a) Net Income. After giving effect to the special allocations set forth in
Section 6.1(d), Net Income for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable year shall be allocated as follows:

          (i) First, 100% to the General Partners, in proportion to the aggregate Net Losses allocated to the General Partners pursuant to Section 6.1(b)(iii) for all previous taxable years, until the aggregate Net Income allocated to the General Partners pursuant to this Section 6.1(a)(ii) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the General Partners pursuant to Section 6.1(b)(iii) for all previous taxable years;

          (ii) Second, 100% to the General Partners, in proportion to the aggregate Net Losses allocated to the General Partners pursuant to Section 6.1(b)(ii) for all previous taxable years, and the Unitholders, in accordance with their respective Percentage Interests, until the aggregate Net Income allocated to such Partners pursuant to this Section 6.1(a)(ii) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to such Partners pursuant to Section 6.1(b)(ii) for all previous taxable years; and

          (iii) Third, the balance, if any, 100% to the General Partners, Pro Rata, and the Unitholders in accordance with their respective Percentage Interests.

     (b) Net Losses. After giving effect to the special allocations set forth in
Section 6.1(d), Net Losses for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Losses for such taxable period shall be allocated as follows:

          (i) First, 100% to the General Partners, Pro Rata, and the Unitholders, in accordance with their respective Percentage Interests, until the aggregate Net Losses allocated pursuant to this Section 6.1(b)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Income allocated to such Partners pursuant to Section 6.1(a)(iii) for all previous taxable years, provided, however, that the Net Losses shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

          (ii) Second, 100% to the General Partners, Pro Rata, and the Unitholders in accordance with their respective Percentage Interests; provided, however, that Net Losses shall not be allocated pursuant to this
     Section 6.1(b)(ii) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account); and

          (iii)Third,  the balance,  if any, 100%  to the  General Partners, Pro
     Rata.

     (c) Net Termination Gains and Losses. After giving effect to the special allocations set forth in Section 6.1(d), all items of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss for such taxable period shall be allocated in the same manner as such Net Termination Gain or Net Termination Loss is allocated hereunder. All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section
6.1 and after all distributions of Available Cash provided under Sections 6.4 and 6.5 have been made; provided, however, that solely for purposes of this
Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

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

     (i) If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Gain shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

          (A) First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account;

          (B) Second, 98% to all Unitholders holding Common Units, in proportion to their relative Percentage Interests, and 2% to the General Partners, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or
     (b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter defined as the 'Unpaid MQD') plus (3) any then existing Cumulative Common Unit Arrearage;

          (C) Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the expiration of the Subordination Period, 98% to all Unitholders holding Subordinated Units, in proportion to their relative Percentage Interests, and 2% to the General Partners, Pro Rata, until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Capital, determined for the taxable year (or portion thereof) to which this allocation of gain relates, plus
     (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

          (D) Fourth, 98% to all Unitholders, in accordance with their relative Percentage Interests, and 2% to the General Partners, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital, plus (2) the Unpaid MQD, plus (3) any then existing Cumulative Common Unit Arrearage, plus (4) the excess of
     (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Operating Surplus that was distributed pursuant to Sections 6.4(a)(iv) and 6.4(b)(ii) (the sum of (1) plus (2) plus (3) plus (4) is hereinafter defined as the 'First Liquidation Target Amount');

          (E) Fifth, 86.7526% to all Unitholders, in accordance with their relative Percentage Interests, 11.2268% to the holders of the Incentive Distribution Rights, Pro Rata, and 2.0206% to the General Partners, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, plus (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership's existence over
     (bb) the cumulative per Unit amount of any distributions of Operating Surplus that was distributed pursuant to Sections 6.4(a)(v) and 6.4(b)(iii) (the sum of (1) plus (2) is hereinafter defined as the 'Second Liquidation Target Amount');

          (F) Sixth, 76.5464% to all Unitholders, in accordance with their relative Percentage Interests, 21.4340% to the holders of the Incentive Distribution Rights, Pro Rata, and 2.0206% to the General Partners, Pro Rata, until the Capital Account in respect of each Common Unit then
     Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, plus (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Operating Surplus that was distributed pursuant to Sections 6.4(a)(vi) and 6.4(b)(iv); and

          (G) Finally, any remaining amount 51.0309% to all Unitholders, in accordance with their relative Percentage Interests, 46.9485% to the holders of the Incentive Distribution Rights, Pro Rata, and 2.0206% to the General Partners, Pro Rata.

     (ii) If a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Loss shall be allocated among the Partners in the following manner:

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

          (A) First, if such Net Termination Loss is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, 98% to the Unitholders holding Subordinated Units, in proportion to their relative Percentage Interests, and 2% to the General Partners, Pro Rata, until the Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

          (B) Second, 98% to all Unitholders holding Common Units, in proportion to their relative Percentage Interests, and 2% to the General Partners, Pro Rata, until the Capital Account in respect of each Common Unit then Outstanding has been reduced to zero;

          (C) Third, 100% to the General Partners, Pro Rata until the Capital Account of the Special General Partner has been reduced to zero; and

          (D) Fourth, the balance, if any, 100% to the Managing General Partner.

     (d)  Special  Allocations.  Notwithstanding  any  other  provision  of this
Section 6.1, the following special allocations shall be made for such taxable period:

          (i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

          (ii) Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than
     Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this
     Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation
     Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

          (iii) Priority Allocations.

             (A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) to any Unitholder with respect to its Units for a taxable year is greater (on a per Unit basis) than the amount of cash or the Net Agreed Value of property distributed to the other Unitholders with respect to their Units (on a per Unit basis), then (1) each Unitholder receiving such greater cash or property distribution shall be allocated gross income in an amount equal to the product of (aa) the amount by which the distribution (on a per Unit basis) to such Unitholder exceeds the distribution (on a per Unit basis) to the Unitholders receiving the smallest distribution and (bb) the number of Units owned by the Unitholder receiving the greater distribution; and (2) the General
        Partners shall be allocated, Pro Rata, gross income in an aggregate amount equal to 2/98th of the sum of the amounts allocated in clause (1) above.

             (B) After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated

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

        100% to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this paragraph 6.1(d)(iii)(B) for the current taxable year and all previous taxable years is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable year.

          (iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.1(d)(i) or (ii).

          (v) Gross Income Allocations. In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(v) were not in this Agreement.

          (vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the Managing General Partner determines in its good faith discretion that the Partnership's Nonrecourse Deductions must be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the Managing General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

          (vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

          (viii)  Nonrecourse Liabilities.  For purposes  of Treasury Regulation
     Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

          (ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(c) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury regulations.

          (x) Economic Uniformity. At the election of the Managing General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Sections 6.1(d)(iii), shall be allocated 100% to each Partner holding

     Subordinated Units that are Outstanding as of the termination of the Subordination Period ('Remaining Subordinated Units') in the proportion of the number of Remaining Subordinated Units held by such Partner to the total number of Remaining Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain which increases the Capital Account maintained with respect to such Remaining Subordinated Units to an amount equal to the product of (A) the number of Remaining Subordinated Units held by such Partner and (B) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Remaining Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than a Managing General Partner and its Affiliates immediately prior to the conversion of such Remaining Subordinated Units into Common Units. At the election of the Special General Partner, similar allocations shall be made to it with respect to Exchange Units in order to produce economic uniformity. This allocation method for establishing such economic uniformity will only be available to the General Partners if the method for allocating the Capital Account maintained with respect to the Subordinated Units or Exchange Units between the transferred and retained Subordinated Units or Exchange Units pursuant to Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Subordinated Units or Exchange Units.


          (xi) Curative Allocation.

             (A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to
        (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and
        (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the Managing General Partner reasonably determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(xi)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the Managing General Partner reasonably determines that such allocations are likely to be offset by subsequent Required Allocations.

             (B) The Managing General Partner shall have reasonable discretion, with respect to each taxable period, to (1) apply the provisions of
        Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

          (xii) Corrective Allocations. In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

             (A) In the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d) hereof), the Managing General Partner shall allocate, Pro Rata, additional items of gross income and gain away from the holders of Incentive Distribution Rights to the Unitholders and the General Partners, or additional items of deduction and loss away from the Unitholders and the General Partners to the holders of Incentive Distribution Rights, Pro Rata, to the extent that the Additional Book Basis Derivative Items allocated to the Unitholders or the General Partners exceed their Share of Additional Book Basis Derivative Items. For this purpose, the Unitholders and the General Partners shall be treated as being allocated Additional Book

        Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders or the General Partners under the Partnership Agreement (e.g., Additional Book Basis Derivative Items taken into account in computing cost of goods sold would reduce the amount of book income otherwise available for allocation among the Partners). Any allocation made pursuant to this Section 6.1(d)(xii)(A) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

             (B) In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as reasonably determined by the Managing General Partner, that to the extent possible the aggregate Capital Accounts of the holders of Incentive Distribution Rights will equal the amount which would have been the holders of Incentive Distribution Rights Capital Account balance if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.1(c) hereof.

             (C) In making the allocations required under this Section 6.1(d)(xii), the Managing General Partner, in its sole discretion, may apply whatever conventions or other methodology it deems reasonable to satisfy the purpose of this Section 6.1(d)(xii).


6.2 ALLOCATIONS FOR TAX PURPOSES


     (a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of 'book' income, gain, loss or deduction is allocated pursuant to Section 6.1.

     (b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners as follows:

          (i) (A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under
     Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution; and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of 'book' gain or loss is allocated pursuant to Section 6.1.

          (ii) (A) In the case of an Adjusted Property, such items shall (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.5(d)(i) or (ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 6.2(b)(i)(A); and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of 'book' gain or loss is allocated pursuant to Section 6.1.

          (iii) The Managing General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities.

     (c) For the proper administration of the Partnership and for the preservation of uniformity of the Units (or any class or classes thereof), the Managing General Partner shall have sole discretion to (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including, without limitation, gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the

Units (or any class or classes thereof). The Managing General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.2(c) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Units issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of
Section 704 of the Code.

     (d) The Managing General Partner in its discretion may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the Partnership's common basis of such property, despite any inconsistency of such approach with Proposed Treasury Regulation Section 1.168-2(n), Treasury Regulation Section 1.167(c)-l(a)(6) or the legislative history of Section 197 of the Code. If the Managing General Partner determines that such reporting position cannot reasonably be taken, the Managing General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Units in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If the Managing General Partner chooses not to utilize such aggregate method, the Managing General Partner may use any other reasonable depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Units that would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Units.

     (e) Any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

     (f) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code which may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted as necessary or appropriate to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

     (g) Each item of Partnership income, gain, loss and deduction attributable to transferred Unsubordinated General Partner Interest or to transferred Units or Incentive Distribution Rights, shall for federal income tax purposes, be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of each month; provided, however, that (i) if the Underwriter's Over-allotment Option is not exercised, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Closing Date occurs shall be allocated to Partners as of the opening of the New York Stock Exchange on the first Business Day of the next succeeding month or (ii) if the Underwriters Over-allotment Option is exercised, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Date of Delivery occurs shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership other than in the ordinary course of business shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The Managing General Partner may revise, alter or otherwise modify such methods of allocation as it determines necessary, to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

     (h) Allocations that would otherwise be made to a Unitholder under the provisions of this Article VI shall instead be made to the beneficial owner of Units held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the Managing General Partner in its sole discretion.

6.3 REQUIREMENT AND CHARACTERIZATION OF DISTRIBUTIONS; DISTRIBUTIONS TO RECORD HOLDERS

     (a) Within 45 days following the end of each Quarter commencing with the Quarter ending on September 30, 1996, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the Managing General Partner in its reasonable discretion. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be 'CapitalSurplus.'All distributions required to be made under this Agreement shall be made subject to Section 17-607 of the Delaware Act.

     (b) In the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

     (c) The Managing General Partner shall have the discretion to treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

     (d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

6.4 DISTRIBUTIONS OF AVAILABLE CASH FROM OPERATING SURPLUS

     (a) During Subordination Period. Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall, subject to Section 17-607 of the Delaware Act, be distributed as follows, except as otherwise required by Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

          (i) First, 98% to the Unitholders holding Common Units, in proportion to their relative Percentage Interests, and 2% to the General Partners, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

          (ii) Second, 98% to the Unitholders holding Common Units, in proportion to their relative Percentage Interests, and 2% to the General Partners, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

          (iii) Third, 98% to the Unitholders holding Subordinated Units, in proportion to their relative Percentage Interests, and 2% to the General Partners, Pro Rata, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

          (iv) Fourth, 98% to all Unitholders, in accordance with their relative Percentage Interests, and 2% to the General Partners, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

          (v) Fifth, 86.7526% to all Unitholders, in accordance with their relative Percentage Interests, 11.2268% to the holders of the Incentive Distribution Rights, Pro Rata, and 2.0206% to the General Partners, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

          (vi) Sixth, 76.5464% to all Unitholders, in accordance with their relative Percentage Interests, 21.4330% to the holders of the Incentive Distribution Rights, Pro Rata, and 2.0206% to the General Partners, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

          (vii) Thereafter, 51.0309% to all Unitholders, in accordance with their relative Percentage Interests, 46.9485% to the holders of the Incentive Distribution Rights, Pro Rata, and 2.0206% to the General Partners, Pro Rata;

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vii).

     (b) After Subordination Period. Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5, subject to Section 17-607 of the Delaware Act, shall be distributed as follows, except as otherwise required by
Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

          (i) First, 98% to all Unitholders, in accordance with their relative Percentage Interests, and 2% to the General Partners, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

          (ii) Second, 98% to all Unitholders, in accordance with their relative Percentage Interests, and 2% to the General Partners, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

          (iii) Third, 86.7526% to all Unitholders, in accordance with their relative Percentage Interests, and 11.2268% to the holders of the Incentive Distribution Rights, Pro Rata, and 2.0206% to the General Partners, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

          (iv) Fourth, 76.5464% to all Unitholders, in accordance with their relative Percentage Interests, and 21.4330% to the holders of the Incentive Distribution Rights, Pro Rata, and 2.0206% to the General Partners, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

          (v) Thereafter, 51.0309% to all Unitholders, in accordance with their relative Percentage Interests, and 46.9485% to the holders of the Incentive Distribution Rights, Pro Rata, and 2.0206% to the General Partners, Pro Rata;

provided, however, that if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).

6.5 DISTRIBUTIONS OF AVAILABLE CASH FROM CAPITAL SURPLUS

     Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3 shall, subject to Section 17-607 of the Delaware Act, be distributed, unless the provisions of Section 6.3 require otherwise, 98% to all Unitholders, in accordance with their relative Percentage Interests, and 2% to the General Partners, Pro Rata, until a hypothetical holder of a Common Unit acquired on the

Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Available Cash that is deemed to be Capital Surplus shall then be distributed 98% to all Unitholders holding Common Units, in accordance with their relative Percentage Interests, and 2% to the General Partners, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

6.6 ADJUSTMENT OF MINIMUM QUARTERLY DISTRIBUTION AND TARGET DISTRIBUTION LEVELS

     (a) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Third Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Securities in accordance with Section 5.10. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall be adjusted proportionately downward to equal the product obtained by multiplying the otherwise applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, as the case may be, by a fraction of which the numerator is the Unrecovered Capital of the Common Units immediately after giving effect to such distribution and of which the denominator is the Unrecovered Capital of the Common Units immediately prior to giving effect to such distribution.

     (b) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall also be subject to adjustment pursuant to Section 6.8.

6.7 SPECIAL PROVISIONS RELATING TO THE HOLDERS OF SUBORDINATED UNITS

     (a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.8, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including, the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(x) and 6.7(b).


     (b) The Unitholder holding (i) a Subordinated Unit which has converted into a Common Unit pursuant to Section 5.8 or (ii) a Common Unit issued pursuant to
Section 4.12 (such Units described in (i) and (ii) are referred to in this Section 6.7(b) as 'Converted Units') shall not be issued a Common Unit Certificate, and shall not be permitted to transfer its Converted Units to a Person which is not an Affiliate of the holder until such time as the Managing General Partner determines, based on advice of counsel, that a Converted Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(b), the Managing General Partner may take whatever reasonable steps are required to provide economic uniformity to the Converted Units in preparation for a transfer of such Converted Units, including the application of Sections 5.5(c)(ii) and 6.1(d)(x); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units represented by Common Unit Certificates.

6.8 ENTITY-LEVEL TAXATION

     If legislation is enacted or the interpretation of existing language is modified by the relevant governmental authority which causes the Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise subjects the Partnership or the Operating Partnership to entity-level taxation for federal income tax purposes, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall be adjusted to equal to the product obtained by multiplying (a) the amount thereof by (b) one minus the sum of (i) the highest marginal federal corporate (or other entity, as applicable) income tax rate of the Partnership for the taxable year of the Partnership in which such Quarter occurs (expressed as a percentage) plus (ii) the effective overall state and local income tax rate (expressed as a percentage) applicable to the Partnership for the calendar year next preceding the calendar year in which such Quarter occurs (after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local income taxes), but only to the extent of the increase in such rates resulting from such legislation or interpretation. Such effective overall state and local income tax rate shall be determined for the taxable year next preceding the first taxable year during which the Partnership or the Operating Partnership is taxable for federal income tax purposes as an association taxable as a corporation or is otherwise subject to entity-level taxation by determining such rate as if the Partnership or the Operating Partnership had been subject to such state and local taxes during such preceding taxable year.

                                  ARTICLE VII
                      MANAGEMENT AND OPERATION OF BUSINESS

7.1 MANAGEMENT


     (a) The Managing General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the Managing General Partner, and no Special General Partner (unless it becomes Managing General Partner pursuant to
Section 11.1(d) hereof), Unitholder, Limited Partner or Assignee shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or which are granted to the Managing General Partner under any other provision of this Agreement, the Managing General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it, in its sole discretion, may deem necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:


          (i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness and the incurring of any other obligations;

          (ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

          (iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person subject, however, to any prior approval that may be required pursuant to Section 7.3;

          (iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group, the lending of funds to other Persons (including the Operating Partnership, the General Partners and their Affiliates), the repayment of obligations of any member of the Partnership Group and the making of capital contributions to the any member of the Partnership Group;

          (v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual

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
     arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partners or their assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

          (vi) the distribution of Partnership cash;

          (vii) the selection and dismissal of employees (including employees having titles such as 'president,' 'vice president,' 'secretary' and 'treasurer') and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

          (viii) the maintenance of such insurance for the benefit of the Partnership Group and the Partners as it deems necessary or appropriate;

          (ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations or other relationships (including the acquisition of interests in, and the contributions of property to, the Operating Partnership from time to time);

          (x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation and the incurring of legal expense and the settlement of claims and litigation;

          (xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

          (xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Units from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.9);

          (xiii) the purchase, sale or other acquisition or disposition of Units or, unless restricted or prohibited by Section 5.7, the issuance of additional Units or other Partnership Securities; and

          (xiv)   the  undertaking  of   any  action  in   connection  with  the
     Partnership's participation in the Operating Partnership as the limited partner.

     (b) Notwithstanding any other provision of this Agreement, the Operating Partnership Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and Assignees and each other Person who may acquire an interest in Units hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of the Operating Partnership Agreement, the Underwriting Agreement, the Conveyance and Contribution Agreement, the Triarc Loan documents, the agreements and other documents filed as exhibits to the Registration Statement, and the other agreements described in or filed as a part of the Registration Statement; (ii) agrees that the Managing General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the Assignees or the other Persons who may acquire an interest in Units; and (iii) agrees that the execution, delivery or performance by the Managing General Partner, any Group Member or any Affiliate of any of them, of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the Managing General Partner or any Affiliate of the Managing General Partner of the rights accorded pursuant to
Article XV), shall not constitute a breach by the Managing General Partner of any duty that the Managing General Partner may owe the Partnership, the Unitholders, the Limited Partners, the Assignees or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

7.2 CERTIFICATE OF LIMITED PARTNERSHIP

     The Managing General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act and shall use all reasonable efforts to cause to be filed such other certificates or documents as may be determined by the

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

Managing General Partner in its sole discretion to be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to conduct business or own property. To the extent that such action is determined by the Managing General Partner in its sole discretion to be reasonable and necessary or appropriate, the Managing General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things necessary or appropriate to maintain the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to conduct business or own property. Subject to the terms of Section 3.3(a) the Managing General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Unitholder, Limited Partner or Assignee.


7.3 RESTRICTIONS ON MANAGING GENERAL PARTNER'S AUTHORITY

     (a) The Managing General Partner may not, without written approval of the specific act by holders of all of the Outstanding Units or by other written instrument executed and delivered by all of the Outstanding Units subsequent to the date of this Agreement, take any action in contravention of this Agreement, including, except as otherwise provided in this Agreement, (i) committing any act that would make it impossible to carry on the ordinary business of the Partnership; (ii) possessing Partnership property, or assigning any rights in specific Partnership property, for other than a Partnership purpose; (iii) admitting a Person as a Partner; (iv) amending this Agreement in any manner; or
(v)  transferring  all  or  any  part  of  its  Unsubordinated  General  Partner
Interests.

     (b) Except as provided in Articles XII and XIV, the Managing General Partner may not sell, exchange or otherwise dispose of all or substantially all of the Partnership's assets in a single transaction or a series of related transactions or approve on behalf of the Partnership the sale, exchange or other disposition of all or substantially all of the assets of the Operating Partnership, without the approval of holders of at least a Unit Majority; provided, however, that this provision shall not preclude or limit the Managing General Partner's ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership or Operating Partnership and shall not apply to any forced sale of any or all of the assets of the Partnership or Operating Partnership pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of at least a Unit Majority, the Managing General Partner shall not, on behalf of the Partnership, (i) consent to any amendment to the Operating Partnership Agreement or, except as expressly permitted by Section 7.9(d), take any action permitted to be taken by a partner of the Operating Partnership, in either case, that would have a material adverse effect on the Partnership as a partner of the Operating Partnership or (ii) except as permitted under Sections 4.6, 11.1 and 11.2, elect or cause the Partnership to elect a successor general partner of the Operating Partnership.

     (c) At all times while serving as the general partner of the Partnership, the Managing General Partner shall not make any dividend or distribution on, or repurchase any shares of, its stock or take any other action within its control if the effect of such action would cause its net worth, independent of its interest in the Partnership Group, to be less than $15.0 million.

7.4 REIMBURSEMENT OF THE GENERAL PARTNERS

     (a) Except as provided in this Section 7.4 and elsewhere in this Agreement or in the Operating Partnership Agreement, the General Partners shall not be compensated for their services as general partners of any Group Member.

     (b) The General Partners shall be reimbursed on a monthly basis, or such other basis as the Managing General Partner may determine in its sole discretion, for (i) all direct and indirect expenses that they incur or payments they make on behalf of the Partnership (including salary, bonus, incentive compensation and other amounts paid to any Person, including Affiliates, to perform services for the Partnership or for the General Partners in the discharge of their duties to the Partnership), and (ii) all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the Managing General Partner in connection with operating the Partnership's business (including expenses allocated to the General Partners by their Affiliates). The Managing General Partner shall determine the expenses that are allocable to the Partnership in any reasonable manner determined by the Managing General Partner in its sole discretion. Reimbursements pursuant to this Section
7.4 shall be in addition to any reimbursement to the General Partners as a result of indemnification pursuant to Section 7.7.

     (c) Subject to Section 5.7, the Managing General Partner, in its sole discretion and without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Units or options to purchase Units), or cause the Partnership to issue Partnership Securities in connection with or pursuant to any employee benefit plan, employee program or employee practice maintained or sponsored by the Managing General Partner or any of its Affiliates, in each case for the benefit of employees of the Managing General Partner, any Group Member or any Affiliate, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the Managing General Partner or any of its Affiliates any Units or other Partnership Securities that the Managing General Partner or such Affiliate is obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the Managing General Partner in connection with any such plans, programs and practices (including the net cost to the Managing General Partner or such Affiliate of Units or other Partnership Securities purchased by the Managing General Partner or such Affiliate from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the Managing General Partner under any employee benefit plans, employee programs or employee practices adopted by the Managing General Partner as permitted by this Section 7.4(c) shall constitute obligations of the Managing General Partner hereunder and shall be assumed by any successor Managing General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the Managing General Partner's Unsubordinated General Partnership Interests as a general partner in the Partnership pursuant to Section 4.6 or 4.7.

7.5 OUTSIDE ACTIVITIES

     (a) Subject to Section 7.5(g), after the Closing Date, each of the General Partners, for so long as it is a general partner of the Partnership, shall not engage in any business or activity or incur any debts or liabilities (other than tax liabilities) except in connection with or incidental to (i) its performance as general partner of one or more Group Members or as described in or contemplated by the Registration Statement, (ii) the acquiring, owning or disposing of debt or equity securities in any Group Member, (iii) holding and making investments in Subsidiaries and pledging its interest in such Subsidiaries to secure indebtedness of such Subsidiaries, (iv) the acquisition of businesses or assets to be used by a Group Member and (v) permitting its employees to perform services for its Affiliates, including Affiliates engaging in an activity permitted by Section 7.5(b).

     (b) The Affiliates of the General Partners may engage in any activity other than a Restricted Activity.

     (c) Except as restricted by Sections 7.5(a) or (b), each of the General Partners and their Affiliates shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty express or implied by law to any Group Member or any Partner or Assignee. Neither any Group Member, any Limited Partner nor any other Person shall have any rights by virtue of this Agreement, the Operating Partnership Agreement or the partnership relationship established hereby or thereby in any business ventures of any Indemnitee.

     (d) Notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees other than a General Partner in accordance with the provisions of this

Section 7.5 is hereby approved by the Partnership and all Partners and (ii) it shall be deemed not to be a breach of the General Partners' fiduciary duty or any other obligation of any type whatsoever of the General Partners for any Affiliate of a General Partner to engage in such business interests and activities in preference to or to the exclusion of the Partnership (including, without limitation, the General Partners and their Affiliates shall have no obligation to present business opportunities to the Partnership).

     (e) The General Partners and any of their Affiliates may acquire Units or other Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise all rights of an Assignee or Limited Partner, as applicable, relating to such Units or Partnership Securities.

     (f) The term 'Affiliates' when used in Section 7.5(b) and (c) with respect to the General Partners shall not include any Group Member or any Subsidiary of the any Group Member.

     (g) To the extent the Managing General Partner is merged or liquidated, pursuant to Section 4.7, into Triarc, the restrictions contained in Section 7.5(a) shall no longer apply to the Managing General Partner and the Managing General Partner may engage in any activity other than a Restricted Activity. The restrictions contained in Section 7.5(a), even after a merger or liquidation of the Managing General Partner, shall continue to apply to the Special General Partner.

7.6 LOANS FROM THE GENERAL PARTNERS; LOANS OR CONTRIBUTIONS FROM THE PARTNERSHIP; CONTRACTS WITH AFFILIATES; CERTAIN RESTRICTIONS ON THE GENERAL PARTNERS

     (a) The General Partners or any of their Affiliates thereof may lend to any Group Member, and any Group Member may borrow from the General Partners or any of their Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the Managing General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arms'-length basis (without reference to the lending party's financial abilities or guarantees). The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term 'Group Member' shall include any Affiliate of a Group Member that is controlled by the Group Member.


     (b) The Partnership may lend or contribute to any Group Member, the General Partners or any of their Affiliates, and any Group Member, the General Partners or their Affiliates may borrow from the Partnership, funds on terms and conditions established in the sole discretion of the Managing General Partner; provided, however, that the Partnership may not charge the Group Member, the Managing General Partner or its Affiliates interest at a rate less than the rate that would be charged to the Group Member, the General Partners or their Affiliates, by unrelated lenders on comparable loans, provided, however, that notwithstanding anything else herein contained, the Operating Partnership is permitted to make the Triarc Loan substantially on the terms described in the Registration Statement. The foregoing authority shall be exercised by the Managing General Partner in its sole discretion and shall not create any right or benefit in favor of any Group Member or any other Person.



     (c) The Managing General Partner may itself, or may enter into an agreement with any of its Affiliates to, render services to a Group Member or to the Managing General Partner in the discharge of its duties as a general partner of the Partnership. Any services rendered to a Group Member by the Managing General Partner (other than services it renders in its capacity as Managing General Partner) or any of its Affiliates shall be on terms that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(c) shall be deemed satisfied as to (i) any transaction approved by Special Approval, (ii) any transaction, the terms of which are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties, or (iii) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership

Group), is equitable to the Partnership Group. The provisions of Section 7.4 shall apply to the rendering of services described in this Section 7.6(c).


     (d) The Partnership Group may transfer assets to joint ventures, other partnerships, corporations, limited liability companies or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions as are consistent with this Agreement and applicable law.

     (e) Neither the General Partners nor any of their Affiliates shall sell, transfer or convey any property to, or purchase any property from, or pursuant to Section 7.6(a) or 7.6(b) make any loans to or borrow funds, from the Partnership, directly or indirectly, except pursuant to transactions that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(e) shall be deemed to be satisfied as to (i) the transactions effected pursuant to the Conveyance and Contribution Agreement and any other transactions (including the Triarc Loan) described in or contemplated by the Registration Statement, (ii) any transaction approved by Special Approval, (iii) any transaction, the terms of which are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties, or (iv) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership), is equitable to the Partnership. With respect to any contribution of assets to the Partnership in exchange for Units, the Audit Committee, in determining whether the appropriate number of Units are being issued, may take into account, among other things, the fair market value of the assets, the liquidated and contingent liabilities assumed, the tax basis in the assets, the extent to which tax-only allocations to the transferor will protect the existing partners of the Partnership against a low tax basis, and such other factors as the Audit Committee deems relevant under the circumstances.

     (f) The General Partners and their Affiliates will have no obligation to permit any Group Member to use any facilities or assets of the General Partners and their Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use, nor shall there be any obligation on the part of the General Partners or their Affiliates to enter into such contracts.

     (g) Without limitation of Sections 7.6(a) through 7.6(f), and notwithstanding anything to the contrary in this Agreement, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners.

7.7 INDEMNIFICATION

     (a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee, provided, that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to the General Partners with respect to their obligations incurred pursuant to the Underwriting Agreement or the Conveyance and Contribution Agreement (other than obligations incurred by the Managing General Partner on behalf of the Partnership or the Operating Partnership). The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that the Indemnitee acted in a manner contrary to that specified above. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partners shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

     (b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

     (c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Units, as a matter of law or otherwise, both as to actions in the Indemnitee's capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

     (d) The Partnership may purchase and maintain (or reimburse the Managing General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partners, their Affiliates and such other Persons as the Managing General Partner shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Partnership's activities or such Person's activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

     (e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute 'fines' within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is in, or not opposed to, the best interests of the Partnership.

     (f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

     (g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

     (h) The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

     (i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

7.8 LIABILITY OF INDEMNITEES

     (a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, the Assignees or any other Persons who have acquired interests in the Units, for losses sustained or liabilities incurred as a result of any act or omission if such Indemnitee acted in good faith.

     (b) Subject to its obligations and duties as Managing General Partner set forth in Section 7.1(a), the Managing General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General

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
Partners shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the Managing General Partner in good faith.

     (c) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability to the Partnership, the Limited Partners, the General Partners, and the Partnership's and each of the General Partners' directors, officers and employees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

7.9 RESOLUTION OF CONFLICTS OF INTEREST

     (a) Unless otherwise expressly provided in this Agreement or the Operating Partnership Agreement, whenever a potential conflict of interest exists or arises between one of the General Partner or any of their Affiliates, on the one hand, and the Partnership, the Operating Partnership, any Partner or any Assignee, on the other, any resolution or course of action by the General Partners or their Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of the Operating Partnership Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action is, or by operation of this Agreement is deemed to be, fair and reasonable to the Partnership. The Managing General Partner shall be authorized but not required in connection with the resolution of such conflict of interest to seek Special Approval of a resolution of such conflict or course of action. Any conflict of interest and any resolution of such conflict of interest shall be conclusively deemed fair and reasonable to the Partnership if such conflict of interest or resolution is (i) approved by Special Approval, (ii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) fair to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The Managing General Partner may also adopt a resolution or course of action that has not received Special Approval. The Managing General Partner (including the Audit Committee in connection with Special Approval) shall be authorized in connection with its determination of what is 'fair and reasonable' to the Partnership and in connection with its resolution of any conflict of interest to consider (A) the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest; (B) any customary or accepted industry practices and any customary or historical dealings with a particular Person; (C) any applicable generally accepted accounting practices or principles; and (D) such additional factors as the Managing General Partner (including the Audit Committee) determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances. Nothing contained in this Agreement, however, is intended to, nor shall it be construed to, require the Managing General Partner (including the Audit Committee) to consider the interests of any Person other than the Partnership. In the absence of bad faith by the Managing General Partner, the resolution, action or terms so made, taken or provided by the Managing General Partner with respect to such matter shall not constitute a breach of this Agreement or any other agreement contemplated herein or a breach of any standard of care or duty imposed herein or therein or, to the extent permitted by law, under the Delaware Act or any other law, rule or regulation.

     (b) Whenever this Agreement or any other agreement contemplated hereby provides that the Managing General Partner or any of its Affiliates is permitted or required to make a decision (i) in its 'sole discretion' or 'discretion,' that it deems 'necessary or appropriate' or 'necessary or advisable' or under a grant of similar authority or latitude, except as otherwise provided herein, the Managing General Partner or such Affiliate shall be entitled to consider only such interests and factors as it desires and shall have no duty or obligation to give any consideration to any interest of, or factors affecting, the Partnership, the Operating Partnership, any Limited Partner or any Assignee,
(ii) it may make such decision in its sole discretion (regardless of whether there is a reference to 'sole discretion' or 'discretion') unless another express standard is provided for, or (iii) in 'good faith' or under another express standard, the Managing General Partner or such Affiliate shall act under such express

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
standard and shall not be subject to any other or different standards imposed by this Agreement, the Operating Partnership Agreement, any other agreement contemplated hereby or under the Delaware Act or any other Law, rule or regulation. In addition, any actions taken by the Managing General Partner or such Affiliate consistent with the standards of 'reasonable discretion' set forth in the definitions of Available Cash or Operating Surplus shall not constitute a breach of any duty of the Managing General Partner to the Partnership or the Limited Partners. The Managing General Partner shall have no duty, express or implied, to sell or otherwise dispose of any asset of the Partnership Group. No borrowing by any Group Member or the approval thereof by the Managing General Partner shall be deemed to constitute a breach of any duty of the Managing General Partner to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (A) enable distributions to the General Partners or their Affiliates (including in their capacities as Limited Partners or Unitholders) to exceed 2% of the total amount distributed to all partners or (B) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

     (c) Whenever a particular transaction, arrangement or resolution of a conflict of interest is required under this Agreement to be 'fair and reasonable' to any Person, the fair and reasonable nature of such transaction, arrangement or resolution shall be considered in the context of all similar or related transactions.

     (d) The Unitholders hereby authorize the Managing General Partner, on behalf of the Partnership as a partner of a Group Member, to approve of actions by the general partner of such Group Member similar to those actions permitted to be taken by the Managing General Partner pursuant to this Section 7.9.

7.10 OTHER MATTERS CONCERNING THE MANAGING GENERAL PARTNER

     (a) The Managing General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

     (b) The Managing General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that the Managing General Partner reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

     (c) The Managing General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.

     (d) Any standard of care and duty imposed by this Agreement or under the Delaware Act or any applicable law, rule or regulation shall be modified, waived or limited, to the extent permitted by law, as required to permit the Managing General Partner to act under this Agreement or any other agreement contemplated by this Agreement and to make any decision pursuant to the authority prescribed in this Agreement, so long as such action is reasonably believed by the Managing General Partner to be in, or not inconsistent with, the best interests of the Partnership.


7.11 INDEMNIFICATION OF NATIONAL PROPANE SGP, INC. BY NATIONAL PROPANE
CORPORATION






     National Propane Corporation (and after the Triarc Merger, Triarc) hereby agrees to indemnify, defend and hold harmless National Propane SGP, Inc. from and against any liabilities, losses or damages it may suffer or incur as a result of the status of National Propane SGP, Inc. as a general partner of the Partnership or any other Group Member or for any other reason (whether by operation of law, contract or agreement or otherwise) arising from any liability with respect to the Notes or the Bank Credit Facility (or arising under any document or instrument relating thereto), any liability assumed by, or purported to be assumed by, any member of the Partnership Group from National Propane Corporation


                                      A-51



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

or National Propane SGP, Inc., any account payable or other trade payable, or any other liability of any nature whatsover no matter how or when arising. The conversion of all or a portion of the Unsubordinated General Partner Interest of Triarc into limited partner interests pursuant to Section 11.1(d) shall not affect Triarc's indemnification obligation to National Propane SGP, Inc.


7.12 PURCHASE OR SALE OF UNITS

     The Managing General Partner may cause the Partnership to purchase or otherwise acquire Units; provided that, except as permitted pursuant to Section 4.11, the Managing General Partner may not cause the Partnership to purchase Subordinated Units during the Subordination Period. As long as Units are held by any Group Member, such Units shall not be considered outstanding for any purpose, except as otherwise provided herein. The Managing General Partner or any Affiliate of the Managing General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Units for its own account, subject to the provisions of Articles IV and X.

7.13 REGISTRATION RIGHTS OF THE GENERAL PARTNERS AND THEIR AFFILIATES

     (a) If (i) the General Partners or any Affiliate of either of the General Partners (including for purposes of this Section 7.13, any Person that is an Affiliate of the General Partners at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partners) holds Units or other Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Units (the 'Holder') to dispose of the number of Units or other securities it desires to sell at the time it desires to do so without registration under the Securities Act, then upon the request of either of the General Partners or any of their Affiliates, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Units or other Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Units or other securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this Section 7.13(a); and provided further, however, that if the Audit Committee determines in its good faith judgment that a postponement of the requested registration for up to six months would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall promptly prepare and file (x) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and
(y) such documents as may be necessary to apply for listing or to list the securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and do any and all other acts and things that may reasonably be necessary or advisable to enable the Holder to consummate a public sale of such Units in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

     (b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all reasonable efforts to include such number or amount of securities held by the Holder in such registration statement as the Holder shall request. If the proposed offering pursuant to this Section 7.13(b) shall be an underwritten offering, then, in the event that the managing underwriter of such offering advises the Partnership and the Holder in writing that in its opinion the inclusion of all or some of the Holder's securities would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by the Holder which, in the opinion of the managing underwriter, will not so adversely and materially affect the offering. Except as set forth in Section 7.13(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

     (c) If underwriters are engaged in connection with any registration referred to in this Section 7.13, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership's obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, 'Indemnified Persons') against any losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys' fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.13(c) as a 'claim' and in the plural as 'claims') based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Units were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

     (d) The provisions of Section 7.13(a) and 7.13(b) shall continue to be applicable with respect to the General Partners (and any of their Affiliates) after it ceases to be a Partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Units or other Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same securities for which registration was demanded during such two-year period. The provisions of Section 7.13(c) shall continue in effect thereafter.

     (e) Any request to register Partnership Securities pursuant to this Section
7.13 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person's present intent to offer such shares for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

7.14 RELIANCE BY THIRD PARTIES

     Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the Managing General Partner and any officer of the Managing General Partner authorized by the Managing General Partner to act on behalf of or in the name of the Partnership has full power and authority to encumber, sell, or otherwise use in any manner any and all assets of the Partnership and to enter into any contracts on behalf of the Partnership, and such Person shall be entitled to deal with the Managing General Partner or any such officer as if it were the Partnership's sole party in interest, both legally and beneficially. Each Limited Partner hereby

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
waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the Managing General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the Managing General Partner or any such officer be obligated to ascertain that the terms of the Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Managing General Partner or any such officer. Each and every certificate, document or other instrument executed on behalf of the Partnership by the Managing General Partner or any such officer shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

                                  ARTICLE VIII
                     BOOKS, RECORDS, ACCOUNTING AND REPORTS

8.1 RECORDS AND ACCOUNTING


     The Managing General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership's business, including all books and records necessary to provide to the Unitholders any information required to be provided pursuant to
Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders and Assignees of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.


8.2 FISCAL YEAR

     The fiscal year of the Partnership shall be the calendar year.

8.3 REPORTS

     (a) As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the Managing General Partner shall cause to be mailed or furnished to each Record Holder of a Unit as of a date selected by the Managing General Partner in its discretion, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the Managing General Partner.

     (b) As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each year, the Managing General Partner shall cause to be mailed or furnished to each Record Holder of a Unit, as of a date selected by the Managing General Partner in its discretion, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed for trading, or as the Managing General Partner determines to be necessary or appropriate.

                                   ARTICLE IX
                                  TAX MATTERS

9.1 TAX RETURNS AND INFORMATION

     The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and a taxable year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership's taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

9.2 TAX ELECTIONS

     (a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the Managing General Partner's determination that such revocation is in the best interests of the Unitholders. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the Managing General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of Units will be deemed to be the lowest quoted closing price of the Units on any National Securities Exchange on which such Units are traded during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(g) without regard to the actual price paid by such transferee.

     (b) The Partnership shall elect to deduct expenses incurred in organizing the Partnership ratably over a sixty-month period as provided in Section 709 of the Code.

     (c) Except as otherwise provided herein, the Managing General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

9.3 TAX CONTROVERSIES

     Subject to the provisions hereof, the Managing General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership's expense) in connection with all examinations of the Partnership's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the Managing General Partner and to do or refrain from doing any or all things reasonably required by the Managing General Partner to conduct such proceedings.

9.4 WITHHOLDING

     Notwithstanding any other provision of this Agreement, the Managing General Partner is authorized to take any action that it determines in its discretion to be necessary or appropriate to cause the Partnership and the Operating Partnership to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner or Assignee (including, without limitation, by reason of Section 1446 of the Code), the amount withheld may be treated as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

                                   ARTICLE X
                             ADMISSION OF PARTNERS

10.1 ADMISSION OF INITIAL LIMITED PARTNERS

     Upon the issuance by the Partnership of Common Units to the Underwriters as described in Section 5.3 in connection with the Initial Offering and the execution by each Underwriter of a Transfer Application, the Managing General Partner shall admit the Underwriters to the Partnership as Initial Limited Partners in respect of the Common Units purchased by them.

10.2 ADMISSION OF SUBSTITUTED UNITHOLDER

     By transfer of a Unit by a Unitholder in accordance with Article IV, the transferor shall be deemed to have given the transferee the right to seek admission as a Substituted Unitholder subject to the conditions of, and in the manner permitted under, this Agreement. A transferor of a Certificate shall, however, only have the authority to convey to a purchaser or other transferee who does not execute and deliver a Transfer Application (a) the right to negotiate such Certificate to a purchaser or other transferee and (b) the right to transfer the right to request admission as a Substituted Unitholder to such purchaser or other transferee in respect of the transferred Units. Each transferee of a Unit (including any nominee holder or an agent acquiring such Unit for the account of another Person) who executes and delivers a Transfer Application shall, by virtue of such execution and delivery, be an Assignee and be deemed to have applied to become a Substituted Unitholder with respect to the Units so transferred to such Person. Such Assignee shall become a Substituted Unitholder (x) at such time as the Managing General Partner consents thereto, which consent may be given or withheld in the Managing General Partner's sole discretion and (y) when any such admission is shown on the books and records of the Partnership. If such consent is withheld, such transferee shall be an Assignee. An Assignee shall have an interest in the Partnership equivalent to that of a Unitholder with respect to allocations and distributions, including liquidating distributions, of the Partnership. With respect to voting rights attributable to Units that are held by Assignees, the Managing General Partner shall be deemed to be the Unitholder with respect thereto and shall, in exercising the voting rights in respect of such Units on any matter, vote such Units at the written direction of the Assignee who is the Record Holder of such Units. If no such written direction is received, such Units will not be voted. An Assignee shall have no other rights of a Unitholder.

10.3 ADMISSION OF SUCCESSOR OR TRANSFEREE GENERAL PARTNERS

     A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of a General Partner's Unsubordinated General Partner Interests pursuant to Section 4.6 or 4.7, who is proposed to be admitted as a successor or transferee General Partner shall be admitted to the Partnership as a General Partner, effective immediately prior to the withdrawal or removal of the General Partner pursuant to Section 11.1 or 11.2 or the transfer of a General Partner's Unsubordinated General Partner Interests as a general partner in the Partnership pursuant to Section 4.6 or 4.7; provided, however, that no such successor or transferee shall be admitted to the Partnership until compliance with the terms of Section 4.6 or 4.7 has occurred and such successor or transferee has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor or transferee shall, subject to the terms hereof, carry on the business of the Partnership and the Operating Partnership without dissolution.

10.4 ADMISSION OF ADDITIONAL LIMITED PARTNERS

     (a) A Person (other than an Initial Limited Partner or a Substituted Limited Partner) who makes a Capital Contribution to the Partnership in accordance with this Agreement shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the Managing General Partner
(i) evidence of acceptance in form satisfactory to the Managing General Partner of all of the terms and conditions of this Agreement, including the power of attorney granted in Section 2.6, and (ii) such other

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
documents or instruments as may be required in the sole discretion of the Managing General Partner to effect such Person's admission as an Additional Limited Partner.

     (b) Notwithstanding anything to the contrary in this Section 10.4, other than pursuant to Section 10.4(c), no Person shall be admitted as an Additional Limited Partner without the consent of the Managing General Partner, which consent may be given or withheld in the Managing General Partner's sole discretion. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded as such in the books and records of the Partnership, following the consent of the Managing General Partner to such admission.

     (c) Upon (i) conversion of general partner interests into limited partner interests pursuant to Sections 4.12, 5.8(g), 5.8(h), 11.1(d), 11.3(b) or 13.1(l), the holder of such Partnership Interests shall be deemed to have been admitted to the Partnership as a Limited Partner in respect of such Partnership Interests.

10.5 ADMISSION OF SUBSTITUTED HOLDER OF INCENTIVE DISTRIBUTION RIGHTS

     By transfer of an Incentive Distribution Right by a Holder of Incentive Distribution Rights in accordance with Article IV, the transferor shall be deemed to have given the transferee the right to seek admission as a Substituted Holder of Incentive Distribution Rights subject to the conditions of, and in the manner permitted under, this Agreement. A transferor of a Certificate for an Incentive Distribution Right shall, however, only have the authority to convey to a purchaser or other transferee who does not execute and deliver to the Managing General Partner a satisfactory Transfer Application (a) the right to negotiate such Certificate to a subsequent purchaser or other transferee and (b) the right to transfer the right to request admission as a Substituted Holder of Incentive Distribution Rights to such purchaser or other transferee in respect of the transferred Incentive Distribution Rights. Each transferee of an Incentive Distribution Right (including any nominee holder or an agent acquiring such Incentive Distribution Right for the account of another Person) who executes and delivers a satisfactory Transfer Application shall, by virtue of such execution and delivery, be an Assignee and be deemed to have applied to become a Substituted Holder of Incentive Distribution Rights with respect to the Incentive Distribution Right so transferred to such Person. Such Assignee shall become a Substituted Holder of Incentive Distribution Rights (x) at such time as the Managing General Partner consents thereto, which consent may be given or withheld in the Managing General Partner's sole discretion, and (y) when any such admission is shown on the books and records of the Partnership. If such consent is withheld, such transferee shall be an Assignee. An Assignee shall have an interest in the Partnership equivalent to that of a Holder of Incentive Distribution Rights with respect to allocations and distributions, including liquidating distributions, of the Partnership. With respect to voting rights attributable to an Incentive Distribution Right that are held by Assignees, the Managing General Partner shall be deemed to be the Holder of Incentive Distribution Rights with respect thereto and shall, in exercising the voting rights in respect of such Incentive Distribution Rights on any matter, vote such Incentive Distribution Rights at the written direction of the Assignee who is the Record Holder of such Incentive Distribution Rights. If no such written direction is received, such Incentive Distribution Rights will not be voted. An Assignee shall have no other rights of a Holder of Incentive Distribution Rights.

10.6 AMENDMENT OF AGREEMENT AND CERTIFICATE OF LIMITED PARTNERSHIP

     To effect the admission to the Partnership of any Partner, the Managing General Partner shall take all steps necessary and appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the Managing General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the Managing General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to Section 2.6.

                                   ARTICLE XI
                       WITHDRAWAL OR REMOVAL OF PARTNERS

11.1 WITHDRAWAL OF THE GENERAL PARTNERS

     (a) The Managing General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an 'Event of Withdrawal');

          (i) the Managing General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners (and it shall be deemed that the Managing General Partner has withdrawn pursuant to this
     Section 11.1(a)(i) if the Managing General Partner voluntarily withdraws as general partner of the Operating Partnership);

          (ii) the Managing General Partner transfers all of its rights as Managing General Partner pursuant to Section 4.6;

          (iii) the  Managing General  Partner is  removed pursuant  to  Section
     11.2;

          (iv) the Managing General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Managing General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor in possession), receiver or liquidator of the Managing General Partner or of all or any substantial part of its properties; provided however that none of the events listed in (A)-(E) hereof shall be an Event of Default if (x) such event takes place after the Triarc Merger, (y) the Managing General Partner is Triarc or its Affiliates, and (z) the Special General Partner is a non-bankrupt General Partner of the Partnership and the Operating Partnership at the time of the events described in this
     Section 11.1(a)(iv) occur;

          (v) a final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the Managing General Partner;

          (vi) in the event the Managing General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the Managing General Partner, or 90 days expire after the date of notice to the Managing General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; or

          (vii) (A) in the event the Managing General Partner is a partnership, the dissolution and commencement of winding up of the Managing General Partner; (B) in the event the Managing General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (C) in the event the Managing General Partner is a natural person, his death or adjudication of incompetency; and (D) otherwise in the event of the termination of the Managing General Partner.

     If an Event of  Withdrawal specified in Section  11.1(a)(iv), (v), (vi)  or
(vii)(A), (B) or (D) occurs, the withdrawing Managing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this
Section 11.1 shall result in the withdrawal of the Managing General Partner from the Partnership.

     (b) Withdrawal of the Managing General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Eastern Standard Time, on June 30, 2006, the Managing General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners; provided that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a Unit Majority and the Managing General Partner delivers to the Partnership an Opinion of Counsel

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

('Withdrawal Opinion of Counsel') that such withdrawal (following the selection of the successor Managing General Partner) would not result in the loss of the limited liability of any Limited Partner as described in the Registration Statement or of the limited partner of the Operating Partnership or cause the Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such); (ii) at any time after 12:00 midnight, Eastern Standard Time, on June 30, 2006, the Managing General Partner voluntarily withdraws by giving at least 90 days' advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the Managing General Partner ceases to be the Managing General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the Managing General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Unitholders, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partners and their Affiliates) own beneficially or of record or control at least 50% of the Outstanding Common Units. The withdrawal of the Managing General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the Managing General Partner as general partner of the other Group Members. If the Managing General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor Managing General Partner. The Person so elected as successor Managing General Partner shall automatically become the successor general partner of the other Group Members. If, prior to the effective date of the Managing General Partner's withdrawal, a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor Managing General Partner elected in accordance with the terms of this Section
11.1 shall be subject to the provisions of Section 10.3.

     (c) An Event of Withdrawal of the Managing General Partner shall also be an Event of Withdrawal of the Special General Partner from the Partnership and as general partner of other Group Members at the same time and upon the same conditions as set forth in Section 11.1(b) with respect to the Managing General Partner.

     (d) The occurrence after the Triarc Merger of an event otherwise described in Section 11.1(a)(iv)(A), (B), (C), (D) and (E) that is not an Event of Withdrawal pursuant to Section 11.1(a)(iv) shall result in (i) the conversion of Triarc's 1% Unsubordinated General Partner Interests into a limited partner interest having the same rights to distributions of cash and allocations of income, gain, loss or deduction and obligation to restore its deficit capital account as provided for in Section 12.8 as the holder of 1% Unsubordinated General Partner Interests were entitled and/or obligated but having no rights to participate in the management of the Partnership, (ii) the Partnership shall continue without the approval of the Unitholders and (iii) the Special General Partner shall become the Managing General Partner of the Partnership and shall have all the rights, authority and powers given to the Managing General Partner pursuant to this Agreement.

11.2 REMOVAL OF THE MANAGING GENERAL PARTNER

     The Managing General Partner may be removed if such removal is approved by the Unitholders holding 66 2/3% of the Outstanding Units (including Units held by the General Partners and their Affiliates). Any such action by such holders for removal of the Managing General Partner must also provide for the election of a successor General Partner by the Unitholders holding at least a Unit Majority (including Units held by the General Partners and their Affiliates). Such removal shall be effective immediately following the admission of a successor Managing General Partner pursuant to Section 10.3. The removal of the Managing General Partner shall also automatically constitute the removal of the Managing General Partner as general partner of the other Group Members. If a Person is elected as a successor Managing General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to
Section 10.3, automatically become the successor general partner of the other Group Members. The right of the holders of Outstanding Units to remove the Managing General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor Managing General Partner elected in accordance with the terms of this
Section 11.2 shall be subject to the provisions of Section 10.3.

11.3 INTEREST OF DEPARTING PARTNER AND SUCCESSOR GENERAL PARTNER

     (a) In the event of (i) withdrawal of the Managing General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the Managing General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if a successor Managing General Partner is elected in accordance with the terms of Section 11.1 or 11.2, the Departing Partner shall have the option exercisable prior to the effective date of the departure of such Departing Partner to require its successor to purchase the Unsubordinated General Partner Interests of all the Departing Partners and the partnership interests of all the Departing Partners as the general partners in the other Group Members and their Incentive Distribution Rights (collectively, the 'Combined Interest') in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the Managing General Partner is removed by the Unitholders under circumstances where Cause exists or if the Managing General Partner withdraws under circumstances where such withdrawal violates this Agreement or the Operating Partnership Agreement, and if a successor General Partner is elected in accordance with the terms of
Section 11.1 or 11.2, such successor shall have the option, exercisable prior to the effective date of the departure of all the Departing Partners, to purchase the Combined Interest of all of the Departing Partners for such fair market value of such Combined Interest. In either event, all of the Departing Partners shall be entitled to receive all reimbursements due such Departing Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Managing General Partner for the benefit of the Partnership or the other Group Members.

     For purposes of this Section 11.3(a), the fair market value of the Departing Partners' Combined Interest shall be determined by agreement between the Departing Partners and their successor or, failing agreement within 30 days after the effective date of such Departing Partners' departure, by an independent investment banking firm or other independent expert selected by the Departing Partners and their successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing Partners shall designate an independent investment banking firm or other independent expert, the Departing Partners' successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units, on any National Securities Exchange on which Units are then listed, the value of the Partnership's assets, the rights and obligations of the General Partners and other factors it may deem relevant.

     (b) If the Combined Interest  is not purchased in  the manner set forth  in
Section 11.3(a), the Departing Partners will have the right to convert the Combined Interest into Common Units representing limited partner interests or to receive cash from the Partnership in exchange for such Combined Interest. The Departing Partners' Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing Partners as to all debts and liabilities of the Partnership arising on or after the date on which the Departing Partners become Limited Partners or have their Combined Interests purchased pursuant to this Agreement. For purposes of this Agreement, conversion of the General Partners' Combined Interest to Common Units will be characterized as if the General Partners contributed their Combined Interest to the Partnership in exchange for the newly issued Common Units.

     (c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in an amount equal to 1/99th of the Net Agreed Value of the Partnership's assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to half of such Percentage Interest of all Partnership allocations and distributions and any other allocations and distributions to which the Departing Partners as holders of the 2% Unsubordinated General Partner Interests were entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner's admission, the successor General Partner's interest in all Partnership distributions and allocations shall be 1%, and that of the holders of Outstanding Units shall be 99%.

11.4 TERMINATION OF SUBORDINATION PERIOD, CONVERSION OF SUBORDINATED UNITS AND EXTINGUISHMENT OF CUMULATIVE COMMON UNIT ARREARAGES

     Notwithstanding any provision of this Agreement, if the Managing General Partner is removed as a general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partners and their Affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all Outstanding Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis and (ii) all Cumulative Common Unit Arrearages on the Common Units will be extinguished.

11.5 WITHDRAWAL OF LIMITED PARTNERS

     No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner's Units or Incentive Distribution Rights becomes a Record Holder of the Units or Incentive Distribution Rights so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Units or Incentive Distribution Rights so transferred.

                                  ARTICLE XII
                          DISSOLUTION AND LIQUIDATION

12.1 DISSOLUTION

     (a) The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the Managing General Partner, if a successor General Partner is elected pursuant to Section 11.1 or 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

          (i) the expiration of its term as provided in Section 2.7;

          (ii) an Event of Withdrawal of the Managing General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in
     Section 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3;

          (iii) an election to dissolve the Partnership by the Managing General Partner that is approved by the holders of a Unit Majority;

          (iv) entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

          (v) the sale of all or substantially all of the assets and properties of the Partnership Group.

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

12.2 CONTINUATION OF THE BUSINESS OF THE PARTNERSHIP AFTER DISSOLUTION

     Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the Managing General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing Partner pursuant to Section 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v), (vi) or (vii), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to reconstitute the Partnership and continue its business on the same terms and conditions set forth in this Agreement by forming a new limited partnership on terms identical to those set forth in this Agreement and having as the successor general partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

          (i) the reconstituted Partnership shall continue until the end of the term set forth in Section 2.7 unless earlier dissolved in accordance with this Article XII;

          (ii) if the successor General Partner is not the former Managing General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

          (iii) all necessary steps shall be taken to cancel this Agreement and the Certificate of Limited Partnership and to enter into and, as necessary, to file a new partnership agreement and certificate of limited partnership, and the successor general partner may for this purpose exercise the powers of attorney granted the Managing General Partner pursuant to Section 2.6; provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to reconstitute and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership, the reconstituted limited partnership nor the Operating Partnership would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue.

12.3 LIQUIDATOR

     Upon dissolution of the Partnership, unless the Partnership is continued under an election to reconstitute and continue the Partnership pursuant to
Section 12.2, the Managing General Partner shall select one or more Persons to act as Liquidator. The Liquidator shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Units. The Liquidator shall agree not to resign at any time without 15 days' prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the Managing General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3(b)) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Partnership as provided for herein.

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

12.4 LIQUIDATION

     The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as the Liquidator determines to be in the best interest of the Partners, subject to Section 17-804 of the Delaware Act and the following:

          (a) Disposition of Assets. The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may, in its absolute discretion, defer liquidation of the Partnership's assets for a reasonable time if it determines that an immediate sale of part or all the Partnership's assets would be impractical or would cause undue loss to the Partners. The Liquidator may, in its absolute discretion, distribute the Partnership's assets in kind if it determines that a sale would be impractical or would cause undue loss to the partners.


          (b) Discharge of Liabilities. Liabilities of the Partnership include amounts owed to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.


          (c) Liquidation Distributions. All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation, Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

12.5 CANCELLATION OF CERTIFICATE OF LIMITED PARTNERSHIP

     Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Partnership shall be terminated and the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

12.6 RETURN OF CONTRIBUTIONS

     The General Partners shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the holders of any Partnership Interest, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

12.7 WAIVER OF PARTITION

     To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

12.8 CAPITAL ACCOUNT RESTORATION

     No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The Special General Partner shall have no obligation to restore any negative balance in its Capital Account upon the liquidation of the Partnership. The Managing General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

                                  ARTICLE XIII
                      AMENDMENT OF PARTNERSHIP AGREEMENT;
                             MEETINGS; RECORD DATE

13.1 AMENDMENT TO BE ADOPTED SOLELY BY THE MANAGING GENERAL PARTNER

     Each Partner agrees that the Managing General Partner, without the approval of any Partner or Assignee, may amend any provision of this Agreement, to execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

          (a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

          (b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

          (c) a change that, in the sole discretion of the Managing General Partner, is necessary or advisable to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Partnership and the Operating Partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes (except approval of holders of a Unit Majority will be required if such amendment would result in a delisting or suspension of trading of the Common Units);

          (d) a change that, in the sole discretion of the Managing General Partner, (i) does not adversely affect the Unitholders in any material respect, (ii) is necessary or advisable to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or
     (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed for trading, compliance with any of which the Managing General Partner determines in its discretion to be in the best interests of the Partnership and the Unitholders, (iii) is necessary or advisable in connection with action taken by the Managing General Partner pursuant to Section 5.10, or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

          (e) a change in the fiscal year or taxable year of the Partnership and any changes that, in the discretion of the Managing General Partner, are necessary or advisable as a result of a change in the fiscal year or taxable year of the Partnership including, if the Managing General Partner shall so determine, a change in the definition of 'Quarter' and the dates on which distributions are to be made by the Partnership;

          (f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partners or their directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or 'plan asset' regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

          (g) subject to the terms of Section 5.7, an amendment that, in the discretion of the General Partner, is necessary or advisable in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6;

          (h) any amendment expressly permitted in this Agreement to be made by the Managing General Partner acting alone;

          (i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

          (j) an amendment that, in the discretion of the Managing General Partner, is necessary or advisable to reflect, account for and deal with appropriately the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity other than the Operating Partnership, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

          (k) [Intentionally Deleted]

          (l) an amendment, that effectuates the conversion of some or all of the Units or Incentive Distribution Rights held by the Managing General Partner or any of its Affiliates from being general partner interests into being limited partner interests at the election of either of the General Partners or any of their Affiliates holding such Partnership Interests;

          (m) any other amendments substantially similar to the foregoing.

13.2 AMENDMENT PROCEDURES

     Except as  provided in  Sections  13.1 and  13.3,  all amendments  to  this
Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by or with the consent of the Managing General Partner which consent may be given or withheld in its sole discretion. A proposed amendment shall be effective upon its approval by the holders of at least a majority of the Outstanding Units, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the Managing General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The Managing General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

13.3 AMENDMENT REQUIREMENTS

     (a) Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

     (b) Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to the General Partners or any of their Affiliates without its consent, which may be given or withheld in its sole discretion, (iii) change Section 12.1(a) or (c), or (iv) change the term of the Partnership or, except as set forth in Section 12.1(c), give any Person the right to dissolve the Partnership.

     (c) Except as provided in Section 14.3, and except as otherwise provided, and without limitation of the Managing General Partner's authority to adopt amendments to this Agreement as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Partnership Interests of the class affected.

     (d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 7.3 or 13.1 and except as otherwise provided by
Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Common Units and Subordinated Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

     (e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

13.4 SPECIAL MEETINGS

     All acts of Unitholders to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Unitholders may be called by the Managing General Partner or by Unitholders owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Unitholders shall call a special meeting by delivering to the Managing General Partner one or more requests in writing stating that the signing Unitholders wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Unitholders or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the Managing General Partner shall send a notice of the meeting to the Unitholders either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the Managing General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Unitholders shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Unitholders' limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

13.5 NOTICE OF A MEETING

     Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

13.6 RECORD DATE

     For purposes of determining the Unitholders entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11, the Managing General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Unitholders are requested in writing by the Managing General Partner to give such approvals.

13.7 ADJOURNMENT

     When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

13.8 WAIVER OF NOTICE; APPROVAL OF MEETING; APPROVAL OF MINUTES

     The transactions of any meeting of Unitholders, however called and noticed, and whenever held, shall be as valid as if occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, Unitholders representing such quorum who were present in person or by proxy and entitled to vote, sign a written waiver of notice or an approval of the holding of the meeting or an approval of the minutes thereof. All waivers and approvals shall be filed with the Partnership records or made a part of the minutes of the meeting. Attendance of a Unitholder at a meeting shall constitute a waiver of notice of the meeting, except when the Unitholder does not approve, at the beginning of the meeting, of the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

13.9 QUORUM

     The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum at a meeting of Unitholders of such class or classes unless any such action by the Unitholders requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Unitholders duly called and held in accordance with this Agreement at which a quorum is present, the act of Unitholders holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Unitholders, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Unitholders holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Unitholders present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Unitholders to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement. In the absence of a quorum any meeting of Unitholders may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

13.10 CONDUCT OF A MEETING

     The Managing General Partner shall have full power and authority concerning the manner of conducting any meeting of the Unitholders or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The Managing General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the Managing General Partner. The Managing General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Unitholders or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

13.11 ACTION WITHOUT A MEETING

     If authorized by the Managing General Partner, any action that may be taken at a meeting of the Unitholders may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Unitholders owning not less than the minimum percentage of the Outstanding Units that would be necessary to authorize or take such action at a meeting at which all the Unitholders were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Unitholders who have not approved in writing. The Managing General Partner may specify that any written ballot submitted to Unitholders for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the Managing General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Unitholders the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Unitholders is solicited by any Person other than by or on behalf of the Managing General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the Managing General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the Managing General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

13.12 VOTING AND OTHER RIGHTS

     (a) Only those Record Holders of the Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of 'Outstanding') shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

     (b) With respect to Units that are held for a Person's account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of
Section 4.3.

                                  ARTICLE XIV
                                     MERGER

14.1 AUTHORITY

     The Partnership may merge or consolidate with one or more corporations, business trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a general partnership or limited partnership, formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation ('Merger Agreement') in accordance with this Article XIV.

14.2 PROCEDURE FOR MERGER OR CONSOLIDATION

     Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior approval of the Managing General Partner. If the Managing General Partner shall determine, in the exercise of its discretion, to consent to the merger or consolidation, the Managing General Partner shall approve the Merger Agreement, which shall set forth:

          (a) The names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

          (b) The name and jurisdictions of formation or organization of the business entity that is to survive the proposed merger or consolidation (the 'Surviving Business Entity');

          (c) The terms and conditions of the proposed merger or consolidation;

          (d) The manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any limited partnership, corporation, trust or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their general or limited partner interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

          (e) A statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

          (f) The effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of the certificate of merger, the effective time shall be fixed no later than the time of the filing of the certificate of merger and stated therein); and

          (g) Such other provisions with respect to the proposed merger or consolidation as are deemed necessary or appropriate by the Managing General Partner.

14.3 APPROVAL BY UNITHOLDERS OF MERGER OR CONSOLIDATION

     (a) The Managing General Partner, upon its approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Unitholders, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.

     (b) The Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require the vote or consent of a greater percentage of the Outstanding Units or of any class of Unitholders, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

     (c) After such approval by vote or consent of the Unitholders, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

14.4 CERTIFICATE OF MERGER

     Upon the required approval by the Managing General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

14.5 EFFECT OF MERGER

     (a) At the effective time of the certificate of merger:

          (i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

          (ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

          (iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

          (iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity, and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

     (b) A merger or consolidation effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

                                   ARTICLE XV
                             RIGHT TO ACQUIRE UNITS

15.1 RIGHT TO ACQUIRE UNITS

     (a) Notwithstanding any other provision of this Agreement, if at any time not more than 20% of the total Partnership Interests of any class then Outstanding are held by Persons other than the General Partners and their Affiliates, the Managing General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the Managing General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of the Partnership Interests of such class then Outstanding held by Persons other than the General Partners and their Affiliates, at the greater of (x) the Current Market Price as of the date three business days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partners or any of their Affiliates for any such Partnership Interest purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. As used in this Agreement, (i) 'Current Market Price' as of any date of any class of Partnership Interests listed or admitted to trading on any National Securities Exchange means the average of the daily Closing Prices (as hereinafter defined)  per Limited  Partner Interest  of such  class for  the  20 consecutive Trading Days (as hereinafter defined) immediately prior to such date; (ii) 'Closing Price' for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted for trading on the principal National Securities Exchange (other than the Nasdaq Stock Market) on which the Partnership Interests of such class are listed or admitted to trading or, if the Partnership Interests of such class are not listed or admitted to trading on any National Securities Exchange (other than the Nasdaq Stock Market), the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq Stock Market or such other system then in use, or, if on any such day the Partnership Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in the Partnership Interests of such class selected by the Managing General Partner, or if on any such day no market maker is making a market in the Partnership Interests of such class, the fair value of such Partnership Interests on such day as determined reasonably and in good faith by the General Partner; and (iii) 'Trading Day' means a day on which the principal National Securities Exchange on which the Partnership Interests of any class are listed or admitted to trading is open for the transaction of business or, if Partnership Interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

     (b) If the Managing General Partner, any Affiliate of the Managing General Partner or the Partnership elects to exercise the right to purchase Partnership Interests granted pursuant to Section 15.1(a), the Managing General Partner shall deliver to the Transfer Agent notice of such election to purchase (the 'Notice of Election to Purchase') and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Partnership Interests (as of a Record Date selected by the Managing General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Partnership Interests will be purchased and state that the Managing General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Partnership Interests, upon surrender of Certificates representing such Partnership Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which the Partnership Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Partnership Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the Managing General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of the Partnership Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Partnership Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Partnership Interests (including any rights pursuant to Articles IV, V, VI, and XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Partnership Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Partnership Interests, and such Partnership Interests shall thereupon be deemed to be transferred to the Managing General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the Managing General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Partnership Interests from and after the Purchase Date and shall have all rights as the owner of such Partnership Interests (including all rights as owner of such Partnership Interests pursuant to Articles IV, V, VI and XII).

     (c) At any time from and after the Purchase Date, a holder of an Outstanding Partnership Interest subject to purchase as provided in this Section
15.1 may surrender his Certificate evidencing such Partnership Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

                                  ARTICLE XVI
                               GENERAL PROVISIONS

16.1 ADDRESSES AND NOTICES

     Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner or Assignee at the address described below. Any notice, payment or report to be given or made to a Partner or Assignee hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Unit or Incentive Distribution Right at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Unit, Incentive Distribution Right or the Unsubordinated General Partner Interest of a General Partner by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Post Office marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner or Assignee at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners and Assignees. Any notice to the Partnership shall be deemed given if received by the Managing General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partners may rely and shall be protected in relying on any notice or other document from a Partner, Assignee or other Person if believed by it to be genuine.

16.2 FURTHER ACTION

     The   parties  shall  execute  and   deliver  all  documents,  provide  all
information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

16.3 BINDING EFFECT

     This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

16.4 INTEGRATION

     This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

16.5 CREDITORS

     None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

16.6 WAIVER

     No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

16.7 COUNTERPARTS

     This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Unit, upon accepting the certificate evidencing such Unit or executing and delivering a Transfer Application as herein described, independently of the signature of any other party.

16.8 APPLICABLE LAW

     This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

16.9 INVALIDITY OF PROVISIONS

     If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

16.10 CONSENT OF PARTNERS

     Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                                          Managing General Partner:
                                          National Propane Corporation

                                          By:
                                             ...................................
                                            NAME:
                                            TITLE:

                                          Special General Partner
                                          National Propane SGP, Inc.

                                          By:
                                             ...................................
                                            NAME:
                                            TITLE:

                                          Organizational Limited Partner:
                                          Triarc Companies, Inc.

                                          By:
                                             ...................................
                                            NAME:
                                            TITLE:

                                          Limited Partners

                                          All Limited Partners now and hereafter
                                          admitted as  Limited Partners  of  the
                                          Partnership,  pursuant  to  powers  of
                                          attorney now and hereafter executed in
                                          favor of, and granted and delivered to
                                          the Managing General Partner.

                                          By:
                                             ...................................

                          EXHIBIT A TO THE AMENDED AND
                  RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF
                        NATIONAL PROPANE PARTNERS, L.P.

                      CERTIFICATE EVIDENCING COMMON UNITS
                     REPRESENTING LIMITED PARTNER INTERESTS
                        NATIONAL PROPANE PARTNERS, L.P.

No.   Common Units


     National Propane  Corporation,  a  Delaware corporation,  as  the  Managing
General Partner of National Propane Partners, L.P., a Delaware limited partnership (the 'Partnership'), hereby certifies that (the 'Holder') is the
registered  owner of                  Common Units  representing limited partner
interests in the Partnership (the 'Common Units') transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed and accompanied by a properly executed application for transfer of the Common Units represented by this Certificate. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Amended and Restated Agreement of Limited Partnership of National Propane Partners, L.P., as amended, supplemented or restated from time to time (the 'Partnership Agreement'). Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at Suite 1700, IES Tower, 200 1st Street S.E., P.O. Box 2067, Cedar Rapids, Iowa 52401-2067. Capitalized terms used herein but not defined shall have the meaning given them in the Partnership Agreement.


     The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

     This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.


Dated:                                                    NATIONAL PROPANE CORPORATION,
                                                          as Managing General Partner

Countersigned and Registered by:

                                                                                    By:
            as Transfer Agent and Registrar                                      President

                          By:                                                       By:
                  Authorized Signature                                           Secretary

[REVERSE OF CERTIFICATE]

                                 ABBREVIATIONS

     The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM --    as tenants in common             UNIF GIFT MIN ACT:
TEN ENT --    as tenants by the entireties     ........................ Custodian ........................
JT TEN --     as joint tenants with right of   (Cust)                                           (Minor)
              survivorship and not as          under Uniform Gifts to Minors
              tenants in common                Act .......................................................
                                               State

     Additional abbreviations, though not in the above list, may also be used.

                           ASSIGNMENT OF COMMON UNITS
                                       IN
                        NATIONAL PROPANE PARTNERS, L.P.
              IMPORTANT NOTICE REGARDING INVESTOR RESPONSIBILITIES
          DUE TO TAX SHELTER STATUS OF NATIONAL PROPANE PARTNERS, L.P.


     You have acquired an interest in National Propane Partners, L.P., Suite 1700, IES Tower, 200 1st Street, S.E., P.O. Box 2067, Cedar Rapids, Iowa 52401-2067, whose taxpayer identification number is 42-1453040. The Internal Revenue Service has issued National Propane Partners, L.P. the following tax
shelter registration number:        .


     YOU MUST REPORT THIS REGISTRATION NUMBER TO THE INTERNAL REVENUE SERVICE IF YOU CLAIM ANY DEDUCTION, LOSS, CREDIT, OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN NATIONAL PROPANE PARTNERS, L.P.

     You must report the registration number as well as the name and taxpayer identification number of NATIONAL PROPANE PARTNERS, L.P. on Form 8271. FORM 8271 MUST BE ATTACHED TO THE RETURN ON WHICH YOU CLAIM THE DEDUCTION, LOSS, CREDIT, OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN NATIONAL PROPANE PARTNERS, L.P.

     If you transfer your interest in National Propane Partners, L.P. to another person, you are required by the Internal Revenue Service to keep a list containing (a) that person's name, address and taxpayer identification number,
(b) the date on which you transferred the interest and (c) the name, address and tax shelter registration number of National Propane Partners, L.P. If you do not want to keep such a list, you must (1) send the information specified above to the Partnership, which will keep the list for this tax shelter, and (2) give a copy of this notice to the person to whom you transfer your interest. Your failure to comply with any of the above-described responsibilities could result in the imposition of a penalty under Section 6707(b) or 6708(a) of the Internal Revenue Code of 1986, as amended, unless such failure is shown to be due to reasonable cause.

     ISSUANCE OF A REGISTRATION NUMBER DOES NOT INDICATE THAT THIS INVESTMENT OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED, OR APPROVED BY THE INTERNAL REVENUE SERVICE.

     FOR VALUE RECEIVED, .............................. hereby assigns, conveys, sells and transfers unto .......................................................

 .......................................................  ........................................................
            (Please print or typewrite name                       (Please insert Social Security or other
                and address of Assignee)                              identifying number of Assignee)

 ..................................... Common Units representing limited partner interests  evidenced by this Certificate,  subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint ..... as its attorney-in-fact with full power of
substitution to transfer the same on the books of National Propane Partners, L.P.

Date: ............................................ NOTE:  The signature to any endorsement hereon must correspond with the name as written upon the face of this
                                                          Certificate in every particular, without alternation,
                                                          enlargement or change.

SIGNATURE(S) MUST BE GUARANTEED BY A MEMBER FIRM OF THE
NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. OR BY A  ........................................................
COMMERCIAL BANK OR TRUST COMPANY                          (Signature)
SIGNATURE(S) GUARANTEED
                                                          ........................................................
                                                          (Signature)

     No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.

                    APPLICATION FOR TRANSFER OF COMMON UNITS

     The undersigned ('Assignee') hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.


     The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of National Propane Partners, L.P. (the 'Partnership'), as amended, supplemented or restated to the date hereof (the 'Partnership Agreement'), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the Managing General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the power of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.


Date:.................................

 .......................................................  ........................................................

SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE                    SIGNATURE OF ASSIGNEE

 .......................................................  ........................................................

      PURCHASE PRICE INCLUDING COMMISSIONS, IF ANY                      NAME AND ADDRESS OF ASSIGNEE

Type of Entity (check one):

[ ]         Individual            [ ]         Partnership           [ ]         Corporation

[ ]         Trust                 [ ]         Other (specify)  .....................................

Nationality (check one)

[ ]         U.S. Citizen, Resident or Domestic Entity
[ ]         Foreign Corporation                  [ ]         Non-resident Alien

     If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

     Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the 'Code'), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

Complete Either A or B:

A.      Individual Interestholder

        1. I am not a non-resident alien for purposes of U.S. income taxation.

        2.      My U.S. taxpayer identification number (Social Security Number)
        is  ....................................................................

        3.      My home address is  .......................................... .

B.      Partnership, Corporation or Other Interestholder

        1.       .............................................. is not a foreign
                            (NAME OF INTERESTHOLDER)
       corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code and Treasury Regulations).

        2.         The interestholder's  U.S. employer  identification number is
         ..................................................................... .

        3.      The  interestholder's office address and place of  incorporation
        (if applicable) is......................................................
 .                                                          .

        The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

        The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

        Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of

                          ..........................
                             NAME OF INTERESTHOLDER

                          ..........................
                               SIGNATURE AND DATE

                          ..........................
                             TITLE (IF APPLICABLE)

     Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the signee will hold the Common Units shall be made to the best of the Assignee's knowledge.

                                                                      APPENDIX B

     No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.

                    APPLICATION FOR TRANSFER OF COMMON UNITS

     The undersigned ('Assignee') hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

     The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of National Propane Partners, L.P. (the 'Partnership'), as amended, supplemented or restated to the date hereof (the 'Partnership Agreement'), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the Managing General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a party to the Partnership Ageement, (d) gives the power of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date:.................................

Date:.................................

                                                           ......................................................
 ........................................................                  SIGNATURE OF ASSIGNEE
 SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

                                                           ......................................................
                                                                        NAME AND ADDRESS OF ASSIGNEE
 ........................................................
      PURCHASE PRICE INCLUDING COMMISSIONS, IF ANY

Type of Entity (check one):

 [ ] Individual               [ ] Partnership  [ ] Corporation

                  [ ]  Trust                               [  ] Other  (specify)
 ............................................................

Nationality (check one)

                  [ ] U.S. Citizen, Resident or Domestic Entity

                  [ ] Foreign Corporation               [ ] Non-resident Alien

     If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

     Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the 'Code'), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

Complete Either A or B:

A. Individual Interestholder

   1. I am not a non-resident alien for purposes of U.S. income taxation.

   2. My U.S. taxpayer identification number (Social Security Number) is

       ....................................................................... .

   3. My home address is  .................................................... .

B. Partnership, Corporation or Other Interestholder

   1.  ........................................................ is not a foreign
                                     (NAME OF INTERESTHOLDER)
      corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code and Treasury Regulations).

   2. The interestholder's U.S. employer identification number is  ........... .

   3. The interestholder's office address and place of incorporation (if applicable) is

       ....................................................................... .

     The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

     The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

     Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of

                        .................................
                             NAME OF INTERESTHOLDER

                        .................................
                               SIGNATURE AND DATE

                        .................................
                             TITLE (IF APPLICABLE)

     Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee's knowledge.

                                                                      APPENDIX C

                           GLOSSARY OF CERTAIN TERMS

     Acquisition: Any transaction in which any member of the Partnership Group acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity or revenues of the Partnership Group above the operating capacity or revenues of the Partnership Group existing immediately prior to such transaction.

     Adjusted Operating Surplus: With respect to any period, Operating Surplus generated during such period, as adjusted to (a) exclude Operating Surplus attributable to (i) any net increase in working capital borrowings during such period and (ii) any net reduction in cash reserves for Operating Expenditures that otherwise increased the Operating Surplus generated during such period, and
(b) include (i) any net decrease in working capital borrowings during such period, and (ii) any net increase in cash reserves for Operating Expenditures during such period required by any debt instrument for the repayment of principal, interest or premium on indebtedness. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.

     Affiliate: With respect to any Person, another Person that controls, is controlled by or is under common control with (either directly or indirectly), such Person (including, with respect to the General Partners, without limitation, Triarc, DWG Acquisition Group, L.P., Nelson Peltz, Peter W. May or any of their respective Affiliates). For purposes of this definition 'control' of a Person means the ability to direct or cause the direction of the management and policies of such Person whether through the ownership of voting securities, by contract or otherwise.

     Audit Committee: A committee of the board of directors of the Managing General Partner or the Special General Partner composed entirely of two or more directors who are neither officers nor employees of such General Partner nor officers, directors or employees of any Affiliate of such General Partner (except that such directors may be directors of both General Partners).

     Available Cash: With respect to any fiscal quarter of the Partnership, prior to liquidation of the Partnership:

          (a) the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such quarter, and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such quarter resulting from borrowings for working capital purposes made subsequent to the end of such quarter, less

          (b) the amount of any cash reserves that is necessary or appropriate in the reasonable discretion of the Managing General Partner to (i) provide for the proper conduct of the business of the Partnership Group, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any member of the Partnership Group is a party or by which it is bound or its assets are subject, or (iii) provide funds for distributions to Unitholders and the General Partners in respect of any one or more of the next four quarters; provided, however, that the Managing General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units with respect to such quarter; and provided further, that disbursements made or cash reserves established, increased or reduced after the end of any quarter but on or before the date on which the Partnership makes its distribution of Available Cash in respect of such quarter shall be deemed to have been made, established, increased or reduced for purposes of determining Available Cash within such quarter if the Managing General Partner so determines. Notwithstanding the foregoing, 'Available Cash' after the liquidation of the Partnership occurs shall equal zero.

     Bank  Credit   Facility:  The   $40  million   acquisition  facility   (the
'Acquisition Facility') and the $15 million working capital facility (the 'Working Capital Facility'), both entered into by the Operating Partnership.

     BTU: British thermal unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

     Capital Account: The capital account maintained for a Partner pursuant to the Partnership Agreement. The Capital Account of a partner in respect of a General Partner Interest, a Common Unit, a Subordinated Unit, an Incentive Distribution Right or any other Partnership Interest shall be the amount which such Capital Account would be if such general partner interest, Common Unit, Subordinated Unit, Incentive Distribution Right, or other Partnership Interest were the only interest in the Partnership held by a Partner from and after the date on which such general partner interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.

     Capital Improvements: Additions or improvements to the capital assets owned by any member of the Partnership Group or the acquisition of existing or the construction of new capital assets (including, without limitation, retail distribution outlets, propane tanks, pipeline systems, storage facilities, appliance showrooms, training facilities and related assets), made to increase the operating capacity of the Partnership Group over the operating capacity of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

     Capital Surplus: All Available Cash distributed by the Partnership from any source will be treated as being distributed from Operating Surplus until the sum of all Available Cash distributed since the commencement of the Partnership equals the Operating Surplus as of the end of the quarter prior to such distribution. Any excess Available Cash will be deemed to be from Capital Surplus.

     Cause: Means (A) a court of competent jurisdiction has entered a final, non-appealable judgment finding the Managing General Partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as a general partner of the Partnership or (B) the Special General Partner, prior to the Triarc Merger does not have the same directors on its Board of Directors as the Managing General Partner.

     Closing Date: The first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

     Common Unit Arrearage: The amount by which the Minimum Quarterly Distribution in respect of a quarter during the Subordination Period exceeds the distribution of Available Cash from Operating Surplus actually made for such quarter on a Common Unit, cumulative for such quarter and all prior quarters during the Subordination Period.

     Common Units: A Unit representing a fractional part of the Partnership Interests of all partners of the Partnership and assignees of any such limited partner's interest and having the rights and obligations specified with respect to Common Units in the Partnership Agreement.

     Conveyance, Contribution and Assumption Agreement: Collectively, the Conveyance, Contribution and Assumption Agreement, to be dated the Closing Date, by and among the Operating Partnership, the General Partners and the Partnership and the Contribution and Assumption Agreement, to be dated the Closing Date, by and among the Operating Partnership, the General Partners and NSSI, which together provide for, among other things, the principal transaction pursuant to which substantially all of the assets of the General Partners will be transferred and substantially all of their liabilities will be assumed by the Operating Partnership.

     Current Market Price: With respect to any class of Units as of any date, the average of the daily Closing Prices (as hereinafter defined) per Unit of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date. 'Closing Price' for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Units of such class are listed or admitted to trading or, if the Units of such class are not listed or admitted to trading on any national securities exchange, the last quoted price on such day, or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or such other system then in use, or if on any such day the Units of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in the Units of such class selected by the Managing General Partner, or if on any such day no market maker is making a market in the Units of such class, the fair value of such Units on such day as determined reasonably and in good faith by the Managing General Partner. 'Trading Day' means a day on which the principal national securities exchange on which Units of any class are listed or admitted to trading is open for the transaction of business or, if the Units of a class are not listed or admitted to trading on any national securities exchange, a day on which banking institutions in New York City generally are open.

     Degree Day: Degree Days measure the amount by which the average of the high and low temperature on a given day is below 65 degrees Fahrenheit. For example, if the high temperature is 60 degrees and the low temperature is 40 degrees for a National Oceanic and Atmospheric Administration measurement location, the average temperature is 50 degrees and the number of Degree Days for that day is 15.

     Delaware Act: The Delaware Revised  Uniform Limited Partnership Act, 6  Del
C. SS17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

     Departing Partner: A former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to the provisions of the Partnership Agreement.

     EBITDA: Operating income (loss) plus depreciation and amortization (excluding amortization of deferred financing cost). As used in this Prospectus, EBITDA is not intended to be construed as an alternative to net income (as an indicator of operating performance), or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations).

     General Partners: The Managing General Partner and the Special General Partner and their successors or permitted assigns as general partners of the Partnership and the Operating Partnership.

     Incentive Distributions: The distributions of Available Cash from Operating Surplus initially made to the Managing General Partner that are in excess of the General Partners' aggregate General Partner Interests and are not related to the Managing General Partner's ownership of Subordinated Units or Common Units. The Managing General Partner may transfer its right to receive such distributions to one or more Persons.

     Initial Common Units: The Common Units sold in the Offering.

     Initial Unit Price: An amount per Unit equal to the initial public offering price of the Initial Common Units as set forth on the outside front cover page of this Prospectus.

     Interim Capital Transactions: (a) Borrowings, refinancings and refundings of indebtedness and sales of debt securities (other than for working capital purposes and other than for items purchased on open account in the ordinary course of business) by any member of the Partnership Group, (b) sales of equity interests by any member of the Partnership Group (including Common Units sold to the Underwriters pursuant to the exercise of the over-allotment option), and (c) sales or other voluntary or involuntary dispositions of any assets of any member of the Partnership Group (other than (i) sales or other dispositions of inventory in the ordinary course of business, (ii) sales or other dispositions of other current assets, including, without limitation, receivables and accounts, in the ordinary course of business, (iii) sales or other dispositions of assets as a part of normal retirements or replacements) or (iv) like kind exchanges of operating assets to the extent that the operating assets received are of equal or greater value, in each case prior to the commencement of the dissolution and liquidation of the Partnership.

     Limited Partner: Unless the context otherwise requires, any Person holding a limited partner interest in the Partnership and having the rights and obligations specified with respect to a Limited Partner (as such term is defined in the Partnership Agreement).

     Managing General Partner: National Propane Corporation and its successors and permitted assigns, as managing general partner of the Partnership.

     Minimum Quarterly Distribution: $0.525 per Common Unit with respect to each quarter or $2.10 per Common Unit on an annualized basis, subject to adjustment as described in 'Cash Distribution Policy -- Distributions from Capital Surplus' and ' -- Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.'

     Operating Expenditures: All Partnership Group expenditures, including, but not limited to, taxes, reimbursements of the General Partners, debt service payments and capital expenditures, subject to the following:

          (a) Payments (including prepayments) of principal of and premium on indebtedness shall not be an Operating Expenditure if the payment is (i) required in connection with the sale or other disposition of assets, or
     (ii) made in connection with the refinancing or refunding of indebtedness with the proceeds from new indebtedness or from the sale of equity interests. For purposes of the foregoing, at the election and in the reasonable discretion of the Managing General Partner, any payment of principal or premium shall be deemed to be refunded or refinanced by any indebtedness incurred or to be incurred by the Partnership Group within 180 days before or after such payment to the extent of the principal amount of and premium on such indebtedness.

     General Partner Interests: The 4% unsubordinated general partner interest in the Partnership and the Operating Partnership on a combined basis. This interest applies to all distributions and allocations, except if the over-allotment option is exercised, this interest will be entitled to a smaller percentage of the liquidation proceeds.

     (b) Operating Expenditures shall not include (i) capital expenditures made for Acquisitions or for Capital Improvements, (ii) payment of transaction expenses relating to Interim Capital Transactions, or (iii) distributions to partners. Where capital expenditures are made in part for Acquisitions or Capital Improvements and in part for other purposes, the Managing General Partner's good faith allocation between the amounts paid for each shall be conclusive.

     Operating Partnership: National Propane, L.P., a Delaware limited partnership, the Partnership's subsidiary operating partnership, and any successors thereto and any other subsidiary operating partnerships and corporations.

     Operating Partnership Agreement: The Amended and Restated Agreement of Limited Partnership of the Operating Partnership (the form of which will be filed as an exhibit to the Registration Statement of which this Prospectus is a part), as it may be amended, supplemented or restated from time to time.

     Operating Surplus: At the close of any fiscal quarter of the Partnership prior to liquidation, on a cumulative basis and without duplication:

          (a) the sum of (i) $15,400,000, plus all cash and cash equivalents of the Partnership Group as of the close of business on the Closing Date, and
     (ii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending with the last day of such period, other than cash receipts from Interim Capital Transactions, less

          (b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending with the last day of such period and (ii) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the Managing General Partner to provide funds for future Operating Expenditures; provided however, disbursements made (including contributions to a member of the Partnership Group or disbursements on behalf of a member of the Partnership Group) or cash reserves established, increased or reduced after the end of any quarter but on or before the date on which the Partnership makes its distribution of Available Cash in respect of such quarter shall be deemed to have been made, established, increased or reduced for purposes of determining Operating Surplus, within such quarter if the Managing General Partner so determines. Operating Surplus after the liquidation of the Partnership occurs shall equal zero.

     Opinion of Counsel: A written opinion of counsel (who may be regular counsel to Triarc, the Partnership or the General Partners or any of their Affiliates) acceptable to the Managing General Partner in its reasonable discretion to the effect that the taking of a particular action will not result in the loss of the limited liability of the limited partners of the Partnership under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes.

     Partnership:   National   Propane  Partners,   L.P.,  a   Delaware  limited
partnership, and any successor thereto.

     Partnership Agreement: The Amended and Restated Agreement of Limited Partnership of the Partnership (the form of which is included in this Prospectus as Appendix A), as it may be amended, supplemented or restated from time to time. Unless the context requires otherwise, references to the Partnership Agreement constitute references to the Partnership Agreement of the Partnership and the Operating Partnership Agreement, collectively.

     Partnership Group: The Partnership, the Operating Partnership and any subsidiary of either such entity, treated as a single consolidated partnership.

     Partnership Interest: An interest in the Partnership, which shall include General Partner Interests, Common Units, Subordinated Units, rights to receive Incentive Distributions or any other equity securities of the Partnership, or a combination thereof or interest therein as the case may be.

     Partnership Loan: The $40.7 million loan from the Operating Partnership to Triarc made on the Closing Date.

     Partnership Security: Means any class or series of Units, any option, right, warrant or appreciation rights relating thereto, or any other type of equity interest that the Partnership may lawfully issue, or any unsecured or secured debt obligation of the Partnership that is convertible into any class or series of equity interests of the Partnership.

     Person:  An  individual  or  a  corporation,  limited  liability   company,
partnership, joint venture, trust, unincorporated organization, government agency or political subdivision thereof or other entity.

     Special General Partner: National Propane SGP, Inc. and its successors and permitted assigns, as non-managing general partner of the Partnership.

     Subordination Period: The Subordination Period will generally extend from the closing of this Offering until the first day of any quarter beginning after June 30, 2001 in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units with respect to each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units and the related distribution on the General Partner Interests in the Partnership during such periods, and (iii) there are no outstanding Common Unit Arrearages. A portion of the Subordinated Units will convert into Common Units on the first day after the record date established for the distribution in respect of any quarter ending on or after (a) June 30, 1999 (with respect to 1,133,410 Subordinated Units, plus 25% of all Subordinated Units issued upon conversion of all or a portion of the Special General Partner's General Partner Interest) and (b) June 30, 2000 (with respect to 1,133,410 Subordinated Units, plus 25% of all Subordinated Units issued upon conversion of all or a portion of the Special General Partner's General Partner Interest), in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units with respect to each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly distribution on all of the outstanding Common Units and Subordinated Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the two consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units and the related distribution on the General Partner Interest in the Partnership during such periods, and (iii) there are no outstanding Common Unit Arrearages; provided, however, that the early conversion of the second tranche of Subordinated Units may not occur until at least one year following the early conversion of the first tranche of Subordinated Units. In addition, if the Managing General Partner is removed as general partner of the Partnership other than for Cause (i) the Subordination Period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (ii) any existing Common Unit Arrearages will be extinguished and (iii) the General Partners will have the right to convert their general partner interests (and the right to receive Incentive Distributions) into Common Units or to receive cash in exchange for such interests.

     Subordinated Unit: A Unit representing a fractional part of the Partnership Interests of all partners of the Partnership and assignees of any such partner's interest and having the rights and obligations specified with respect to Subordinated Units in the Partnership Agreement.

     Target Distribution Levels: See 'Cash Distribution Policy -- Incentive Distributions -- Hypothetical Annualized Yield.'

     Transfer Application: An application for transfer of Units in the form set forth on the back of a certificate, substantially in the form included in this Prospectus as Appendix B or in a form substantially to the same effect in a separate instrument.

     Unitholders: Holders of the Common Units and the Subordinated Units.

     Unit Majority: During the Subordination Period, at least a majority of the outstanding Common Units, voting as a class, and at least a majority of the outstanding Subordinated Units, voting as a class and, thereafter, at least a majority of the outstanding Units voting as a class.

     Units: The Common Units and the Subordinated Units, collectively, but shall not include rights to receive Incentive Distributions.

     Unrecovered Capital: At any time, with respect to a Unit, the Initial Unit Price, less the sum of all distributions theretofore made in respect of an Initial Common Unit constituting Capital Surplus and any distributions of cash (or the net agreed value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of such Unit, adjusted as the Managing General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

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

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

____________________________________         ___________________________________

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE PARTNERSHIP OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON UNITS IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE PARTNERSHIP SINCE THE DATE HEREOF.
                            ------------------------
                               TABLE OF CONTENTS

                                                                                                                         PAGE
                                                                                                                      ----------
Prospectus Summary...................................................................................................     6
Risk Factors.........................................................................................................     35
The Transactions.....................................................................................................     50
Use of Proceeds......................................................................................................     51
Capitalization.......................................................................................................     52
Dilution.............................................................................................................     53
Cash Distribution Policy.............................................................................................     54
Certain Information Regarding Triarc.................................................................................     66
Selected Historical and Pro Forma Consolidated Financial and Operating Data..........................................     73
Management's Discussion and Analysis of Financial Condition and Results of Operations................................     75
Business and Properties..............................................................................................     87
Management...........................................................................................................    101
Security Ownership of Certain Beneficial Owners and Management.......................................................    111
Certain Relationships and Related Transactions.......................................................................    112
Conflicts of Interest and Fiduciary Responsibility...................................................................    113
Description of the Common Units......................................................................................    119
The Partnership Agreement............................................................................................    121
Units Eligible for Future Sale.......................................................................................    132
Tax Considerations...................................................................................................    133
Investment in the Partnership by Employee Benefit Plans..............................................................    150
Underwriting.........................................................................................................    151
Legal Matters........................................................................................................    152
Experts..............................................................................................................    152
Additional Information...............................................................................................    152
Index to Financial Statements........................................................................................    F-1
Form of Amended and Restated Agreement of Limited Partnership of National Propane Partners, L.P. .................... Appendix A
Form of Application for Transfer of Common Units..................................................................... Appendix B
Glossary of Certain Terms............................................................................................ Appendix C

     UNTIL              , 1996 ALL DEALERS EFFECTING TRANSACTIONS IN THE  COMMON
UNITS, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                             6,190,476 COMMON UNITS

                                NATIONAL PROPANE
                                 PARTNERS, L.P.

                                  REPRESENTING
                           LIMITED PARTNER INTERESTS

                         ------------------------------
                                   PROSPECTUS
                         ------------------------------

                              MERRILL LYNCH & CO.

                          DONALDSON, LUFKIN & JENRETTE
                               SECURITIES CORPORATION

                          JANNEY MONTGOMERY SCOTT INC.
                         RAUSCHER PIERCE REFSNES, INC.
                             THE ROBINSON-HUMPHREY
                                 COMPANY, INC.

                                           , 1996

____________________________________         ___________________________________

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee and the NYSE filing fee, the amounts set forth below are estimates.

Securities and Exchange Commission registration fee.............................   $   52,780
NASD filing fee.................................................................       15,806
NYSE filing fee.................................................................       88,100
Printing and engraving expenses.................................................      850,000
Legal fees and expenses.........................................................    1,300,000
Accounting fees and expenses....................................................      350,000
Blue Sky fees and expenses......................................................       15,000
Transfer agent fees and expenses................................................       20,000
Miscellaneous expenses..........................................................        8,314
                                                                                   ----------
     Total......................................................................   $2,700,000
                                                                                   ----------
                                                                                   ----------

- ------------

*  To be furnished by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The   Section    of    the    Prospectus    entitled    'The    Partnership
Agreement -- Indemnification' is incorporated herein by this reference.

     Reference  is made to Section 6 of  the Purchase Agreement filed as Exhibit
1.1 to this Registration Statement.

     Subject  to  any  terms,  conditions  or  restrictions  set  forth  in  the
Partnership Agreements, Section 17-108 of the Delaware Revised Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     There has been no sale of securities of the Partnership within the past three years.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     a. Exhibits:


  *1.1    -- Form of Purchase Agreement
  *3.1    --  Form of  Amended and  Restated Agreement  of Limited  Partnership of  National Propane  Partners, L.P.
            (included as Appendix A to the Prospectus)
  *3.2    -- Form of Amended and Restated Agreement of Limited Partnership of National Propane, L.P.
  *5.1    -- Opinion  of Paul,  Weiss, Rifkind,  Wharton &  Garrison  as to  the legality  of the  securities  being registered
  *8.1    -- Opinion of Andrews and Kurth L.L.P. relating to tax matters
 *10.1    --  Form  of  Credit Agreement  among  National  Propane, L.P.,  The  First  National Bank  of  Boston, as
            Administrative Agent and a Lender,  Bank of America NT  & SA, as a Lender,  and BA Securities, Inc.,  as
            Syndication Agent
 *10.2    -- Form of Note Purchase Agreement among                               and National Propane Partners, L.P.
 *10.3    --  Form of  Conveyance, Contribution and  Assumption Agreement,  by and among  National Propane Partners,
            L.P., National Propane, L.P., National Propane Corporation and National Propane SGP, Inc.

 *10.4    -- Form of Note, in the principal amount of $40.7 million, issued by Triarc to National Propane, L.P.
 *10.5    -- Form of 1996 National Propane Unit Option Plan
`D'10.6   -- Employment Agreement, dated as  of April 24, 1993, between  National Propane Corporation and Ronald  D.
            Paliughi (including Amendment No. 1, dated as of December 7, 1994 and Amendment No. 2, dated as of March
            27, 1995)
`D'10.7   --  Severance Agreement, dated as of December 1,  1995, between National Propane Corporation and Ronald R.
            Rominiecki
`D'10.8   -- Severance Agreement, dated  as of March 27,  1995, between National Propane  Corporation and Laurie  B.
            Crawford
`D'10.9   -- Triarc's 1993 Equity Participation Plan
`D'10.10  -- Form of Non-Incentive Stock Option Agreement under Triarc's 1993 Equity Participation Plan
`D'10.11  --  Letter Agreement,  dated June  6, 1996, between  National Propane  Corporation and  Ronald D. Paliughi
            amending Mr. Paliughi's employment agreement, dated as of April 24, 1993 (and included as Exhibit 10.6)
`D'10.12  -- Employment Agreement, dated as of April 9, 1996, by and between National Propane Corporation and Laurie
            B. Crawford
 *10.13   -- Form of Contribution and  Assumption Agreement, by and among  National Propane, L.P., National  Propane
            Corporation, National Propane SGP, Inc. and National Sales and Service, Inc.
 *21.1    -- List of Subsidiaries
 *23.1    -- Consent of Deloitte & Touche LLP
 *23.2    -- Consent of Arthur Andersen LLP
 *23.3    -- Consent of Paul, Weiss, Rifkind, Wharton & Garrison (included in Exhibit 5.1)
 *23.4    -- Consent of Andrews & Kurth L.L.P. (included in Exhibit 8.1)
`D'24.1   -- Powers of Attorney (included on signature page)
 *27.     -- Financial Data Schedule


- ------------

*  Filed herewith

`D'  Previously filed

     b. Financial Statement Schedules --

     All financial statement schedules are omitted because the information is not required, is not material or is otherwise included in the financial statements or related notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the 'Securities Act'), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefor, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

          (ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 24, 1996.


                                          NATIONAL PROPANE PARTNERS, L.P.

                                          By: NATIONAL PROPANE CORPORATION
                                            AS GENERAL PARTNER

                                          By:                  *
                                                             ...................
                                            Name: Ronald D. Paliughi
                                            Title: President and Chief Executive
                                          Officer


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS PRE-EFFECTIVE AMENDMENT NO. 4 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED AS OF JUNE 24, 1996.



                SIGNATURE                                      TITLE                              DATE
- ------------------------------------------  --------------------------------------------   -------------------

             /S/ NELSON PELTZ               Director of National Propane                      June 24, 1996
 .........................................    Corporation
              (NELSON PELTZ)

                    *                       Director of National Propane                      June 24, 1996
 .........................................    Corporation
              (PETER W. MAY)

                    *                       President, Chief Executive Officer and            June 24, 1996
 .........................................    Director of National Propane
           (RONALD D. PALIUGHI)               Corporation (Principal Executive Officer)

                    *                       Senior Vice President and Chief                   June 24, 1996
 .........................................    Financial Officer of National Propane
          (RONALD R. ROMINIECKI)              Corporation (Principal Financial and
                                              Accounting Officer)

       *By:        /S/ NELSON PELTZ                                                           June 24, 1996
 .........................................
               NELSON PELTZ
             ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


EXHIBIT NO.                                       DESCRIPTION OF EXHIBIT                                      PAGE NO.
- -----------   ----------------------------------------------------------------------------------------------  --------

    *1.1      -- Form of Purchase Agreement.................................................................
    *3.1      -- Form of Amended and Restated Agreement of Limited Partnership of National Propane Partners,
                L.P. (included as Appendix A to the Prospectus).............................................
    *3.2      -- Form of Amended and Restated Agreement of Limited Partnership of National Propane, L.P.....
    *5.1      -- Opinion of Paul, Weiss, Rifkind, Wharton & Garrison as to the legality of the securities being registered............................................................................
    *8.1      -- Opinion of Andrews and Kurth L.L.P. relating to tax matters................................
   *10.1      -- Form of Credit Agreement among National Propane, L.P., The First National Bank of Boston,
                as Administrative Agent and a Lender, Bank of America NT & SA, as a Lender, and BA
                Securities, Inc., as Syndication Agent......................................................
   *10.2      -- Form of Note Purchase Agreement among                and National Propane Partners, L.P....
   *10.3      -- Form of Conveyance, Contribution and Assumption Agreement, by and among National Propane
                Partners, L.P., National Propane, L.P., National Propane Corporation and National Propane
                SGP, Inc....................................................................................
   *10.4      -- Form of Note, in the principal amount of $40.7 million, issued by Triarc to National
                Propane, L.P................................................................................
   *10.5      -- Form of 1996 National Propane Unit Option Plan.............................................
 `D'10.6      -- Employment Agreement, dated as of April 24, 1993, between National Propane Corporation and
                Ronald D. Paliughi (including Amendment No. 1, dated as of December 7, 1994 and Amendment
                No. 2, dated as of March 27, 1995)..........................................................
 `D'10.7      -- Severance Agreement, dated as of December 1, 1995, between National Propane Corporation and
                Ronald R. Rominiecki........................................................................
 `D'10.8      -- Severance Agreement, dated as of March 27, 1995, between National Propane Corporation and
                Laurie B. Crawford..........................................................................
 `D'10.9      -- Triarc's 1993 Equity Participation Plan....................................................
 `D'10.10     -- Form of Non-Incentive Stock Option Agreement under Triarc's 1993 Equity Participation
                Plan........................................................................................
 `D'10.11     -- Letter Agreement, dated June 6, 1996, between National Propane Corporation and Ronald D.
                Paliughi amending Mr. Paliughi's employment agreement, dated as of April 24, 1993 (and included as Exhibit 10.6)...................................................................
 `D'10.12     -- Employment Agreement, dated as of April 9, 1996, by and between National Propane
                Corporation and Laurie B. Crawford..........................................................
   *10.13     -- Form of Contribution and Assumption Agreement, by and Among National Propane, L.P.,
                National Propane Corporation, National Propane SGP, Inc. and National Sales and Service,
                Inc.........................................................................................
   *21.1      -- List of Subsidiaries.......................................................................
   *23.1      -- Consent of Deloitte & Touche LLP...........................................................
   *23.2      -- Consent of Arthur Andersen LLP.............................................................
   *23.3      -- Consent of Paul, Weiss, Rifkind, Wharton & Garrison (included in Exhibit 5.1)..............
   *23.4      -- Consent of Andrews & Kurth L.L.P. (included in Exhibit 8.1)................................
 `D'24.1      -- Powers of Attorney (included on signature page)............................................
   *27        -- Financial Data Schedule....................................................................


- ------------

*  Filed herewith
`D'  Previously filed



                              STATEMENT OF DIFFERENCES
                              ------------------------

The section symbol shall be expressed as SS
The dagger symbol shall be expressed as `D'
The division symbol shall be expressed as [div]